Filed Pursuant to Rule 424(b)(3)
Registration No. 333-285836

Dear Fellow Stockholder:

Lake Shore Bancorp, Inc., a federal corporation (“Lake Shore Federal Bancorp”) is soliciting stockholder votes regarding the mutual-to-stock conversion of Lake Shore, MHC. Pursuant to an Amended and Restated Plan of Conversion and Reorganization (the “Plan of Conversion”), our organization will convert from a partially public company to a fully public company by selling a minimum of 4,250,000 shares of common stock of a newly formed company, to also be named Lake Shore Bancorp, Inc., a Maryland corporation and the proposed fully public stock bank holding company for Lake Shore Savings Bank (“Lake Shore Bancorp”).

The Proxy Vote

We must receive the approval of our stockholders before we can proceed with the transactions contemplated by the Plan of Conversion. Enclosed is a proxy statement/prospectus describing the proposals being presented at our special meeting of stockholders. Please vote the enclosed proxy card today. Our Board of Directors unanimously recommends that you vote “FOR” approval of the Plan of Conversion and “FOR” approval of the other matters to be presented at the special meeting.

The Exchange

Upon the completion of the conversion and stock offering, your shares of Lake Shore Federal Bancorp common stock will be exchanged for shares of Lake Shore Bancorp common stock. The number of new shares that you receive will be based on an exchange ratio that is described in the proxy statement/prospectus. Shortly after the completion of the conversion and stock offering, our exchange agent will send a transmittal form to each stockholder of Lake Shore Federal Bancorp who holds stock certificates. The transmittal form will explain the procedure to follow to exchange your shares. Do not deliver your certificate(s) before you receive the transmittal form. Shares of Lake Shore Federal Bancorp common stock that are held in “street name” (e.g., in a brokerage account) will be converted automatically at the completion of the conversion and stock offering – no action or documentation will be required of you.

The Stock Offering

We are offering for sale shares of common stock of Lake Shore Bancorp at a price of $10.00 per share. The shares are first being offered in a subscription offering to eligible depositors of Lake Shore Savings Bank. Lake Shore Federal Bancorp’s public stockholders do not have priority rights to purchase shares in the subscription offering unless they are also eligible depositors of Lake Shore Savings Bank. However, if all shares are not subscribed for in the subscription offering, shares would be available for sale in a community offering to Lake Shore Federal Bancorp’s public stockholders and others not eligible to subscribe for shares in the subscription offering. If you are interested in subscribing for shares of our common stock, contact our Stock Information Center at (800) 552-2535 (toll-free) to receive a stock order form and a prospectus. The stock offering period is expected to expire on June 24, 2025.

If you have any questions, please refer to the Questions & Answers section of this document.

Thank you for your support as a stockholder of Lake Shore Federal Bancorp.

Sincerely,

Kim C. Liddell
President and Chief Executive Officer

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Neither the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency, the New York State Department of Financial Services nor any state securities regulator has approved or disapproved of these securities or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

PROSPECTUS OF LAKE SHORE BANCORP, INC., A MARYLAND CORPORATION

AND

PROXY STATEMENT OF LAKE SHORE BANCORP, INC., A FEDERAL CORPORATION

Lake Shore Savings Bank is converting from the mutual holding company structure to a fully-public stock holding company structure. Currently, Lake Shore Savings Bank is the wholly-owned subsidiary of Lake Shore Bancorp, Inc., a federally-chartered corporation (“Lake Shore Federal Bancorp”), and Lake Shore, MHC, a federally-chartered mutual holding company, owns approximately 63.1% of Lake Shore Federal Bancorp’s common stock. The remaining 36.9% of Lake Shore Federal Bancorp’s common stock is owned by public stockholders. As a result of the conversion and stock offering, a newly formed Maryland corporation, named Lake Shore Bancorp, Inc., (“Lake Shore Bancorp”) will replace Lake Shore Federal Bancorp as the holding company of Lake Shore Savings Bank. Each share of Lake Shore Federal Bancorp common stock owned by the public will be exchanged for between 1.1632 and 1.5738 shares (subject to adjustment to up to 1.8098 shares) of common stock of Lake Shore Bancorp, so that immediately after the conversion and stock offering Lake Shore Federal Bancorp’s public stockholders will own the same percentage of Lake Shore Bancorp common stock as they owned of Lake Shore Federal Bancorp’s common stock immediately before the conversion and stock offering, excluding any new shares they purchase in the stock offering and their receipt of cash in lieu of fractional exchange shares, and reflecting certain assets held by Lake Shore, MHC. The actual number of shares that you will receive will depend on the percentage of Lake Shore Federal Bancorp common stock owned by the public at the completion of the conversion and stock offering, certain assets held by Lake Shore, MHC, the final independent appraisal of Lake Shore Bancorp and the number of shares of Lake Shore Bancorp common stock sold in the stock offering described in the following paragraph. It will not depend on the market price of Lake Shore Federal Bancorp common stock. See “Proposal 1—Approval of the Plan of Conversion and Reorganization – Share Exchange Ratio for Current Stockholders” for a discussion of the exchange ratio. Based on the $14.85 per share closing price of Lake Shore Federal Bancorp common stock as of May 7, 2025 (the last practicable date before the printing of this proxy statement/prospectus), the initial value of the Lake Shore Bancorp common stock you receive in the share exchange may be less than the market value of the Lake Shore Federal Bancorp common stock you currently own, depending on the results of the offering. See “Risk Factors – The market value of Lake Shore Bancorp common stock received in the share exchange may be less than the market value of Lake Shore Federal Bancorp common stock exchanged.”

Concurrently with the exchange offer, we are offering for sale up to 5,750,000 shares (subject to adjustment to up to 6,612,500 shares) of common stock of Lake Shore Bancorp, representing the ownership interest of Lake Shore, MHC in Lake Shore Federal Bancorp as well as the value of certain assets owned by Lake Shore, MHC. We are offering the shares of common stock to eligible depositors of Lake Shore Savings Bank, to Lake Shore Savings Bank’s tax qualified benefit plans and to the public, including Lake Shore Federal Bancorp stockholders, at a price of $10.00 per share. The conversion to stock form of Lake Shore, MHC and the offering and exchange of common stock by Lake Shore Bancorp is referred to herein as the “conversion and offering.” Once the conversion and stock offering is completed, Lake Shore Savings Bank (renamed Lake Shore Bank) will be a wholly-owned subsidiary of Lake Shore Bancorp, and 100% of the common stock of Lake Shore Bancorp will be owned by public stockholders. As a result of the conversion and stock offering, Lake Shore Federal Bancorp and Lake Shore, MHC will cease to exist.

Lake Shore Federal Bancorp’s common stock is currently listed on the Nasdaq Global Market under the symbol “LSBK.” We expect Lake Shore Bancorp’s common stock will be listed on the Nasdaq Global Market under the symbol “LSBK.”

The conversion and stock offering cannot be completed unless the stockholders of Lake Shore Federal Bancorp approve Lake Shore, MHC’s Amended and Restated Plan of Conversion and Reorganization, which may be referred to herein as the “plan of conversion.” Lake Shore Federal Bancorp is holding a special meeting of stockholders at Lake Shore Savings Bank, located at 31 East Fourth Street, Dunkirk, New York 14048, on July 1, 2025, at 8:30 a.m., Eastern Time, to consider and vote upon the plan of conversion. We must obtain the affirmative vote of the holders of (i) two-thirds of the total number of votes entitled to be cast at the special meeting by Lake Shore Federal Bancorp stockholders, including shares owned by Lake Shore, MHC, and (ii) a majority of the total number of votes entitled to be cast at the special meeting by Lake Shore Federal Bancorp stockholders other than Lake Shore, MHC. Lake Shore Federal Bancorp’s board of directors unanimously recommends that stockholders vote “FOR” approval of the plan of conversion.

This document serves as the proxy statement for the special meeting of stockholders of Lake Shore Federal Bancorp and the prospectus for the shares of Lake Shore Bancorp common stock to be issued in exchange for shares of Lake Shore Federal Bancorp common stock. We urge you to read this entire document carefully. You can also obtain information about us from documents that we have filed with the Securities and Exchange Commission and the Board of Governors of the Federal Reserve System. This document does not serve as the prospectus relating to the offering by Lake Shore Bancorp of its shares of common stock in the stock offering, which offering is being made pursuant to a separate prospectus. Stockholders of Lake Shore Federal Bancorp are not required to participate in the stock offering.

This proxy statement/prospectus contains information that you should consider in evaluating the plan of conversion. In particular, you should carefully read the section captioned “Risk Factors” beginning on page 19 for a discussion of certain risk factors relating to the conversion and stock offering.

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Neither the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency, the New York State Department of Financial Services, nor any state securities regulator has approved or disapproved of these securities or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

For answers to your questions, read this proxy statement/prospectus, including the Questions and Answers section, beginning on page 1. Questions about voting on the plan of conversion may be directed to Laurel Hill Advisory Group, LLC, Monday through Friday from 9:00 a.m. to 5:00 p.m., Eastern Time. Banks and brokers can call (516) 933-3100, and all others can call 1-(888) 742-1305 (toll-free).

The date of this proxy statement/prospectus is May 14, 2025, and it is first being mailed to stockholders of Lake Shore Federal Bancorp on or about May 23, 2025.

LAKE SHORE BANCORP, INC.

31 East Fourth Street

Dunkirk, New York 14048

(716) 366-4070

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

On July 1, 2025, Lake Shore Bancorp, Inc., a federal corporation (“Lake Shore Federal Bancorp”) will hold a special meeting of stockholders at Lake Shore Savings Bank, located at 31 East Fourth Street, Dunkirk, New York 14048. The meeting will begin at 8:30 a.m., Eastern time. At the meeting, stockholders will consider and act on the following:

1.

The approval of an amended and restated plan of conversion and reorganization, whereby Lake Shore, MHC and Lake Shore Federal Bancorp will convert and reorganize from the mutual holding company structure to the stock holding company structure, as more fully described in the attached proxy statement;

2.

The approval of the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve the plan of conversion and reorganization;

The following informational proposals:

3.

Approval of a provision in Lake Shore Bancorp’s articles of incorporation requiring a super-majority vote of stockholders to approve certain amendments to Lake Shore Bancorp’s articles of incorporation;

4.	Approval of a provision in Lake Shore Bancorp’s articles of incorporation requiring a super-majority vote of stockholders to approve stockholder-proposed amendments to Lake Shore Bancorp’s bylaws;

5.	Approval of a provision in Lake Shore Bancorp’s articles of incorporation to limit the voting rights of shares beneficially owned in excess of 10% of Lake Shore Bancorp’s outstanding voting stock; and

Such other business that may properly come before the meeting. Note: The board of directors is not aware of any other business to come before the meeting.

The provisions of Lake Shore Bancorp’s articles of incorporation that are summarized as informational proposals 3 through 5 were approved as part of the process in which our board of directors approved the amended and restated plan of conversion and reorganization (the “plan of conversion”). These proposals are informational in nature only because the Board of Governors of the Federal Reserve System’s regulations governing mutual-to-stock conversions do not provide for votes on matters other than the plan of conversion. While we are asking you to vote with respect to each of the informational proposals listed above, the proposed provisions for which an informational vote is requested will become effective if stockholders approve the plan of conversion, regardless of whether stockholders vote to approve any or all of the informational proposals.

The board of directors has fixed the close of business on May 5, 2025, as the record date for the determination of stockholders entitled to notice of and to vote at the special meeting and at any adjournment or postponement thereof.

Upon written request addressed to the Corporate Secretary of Lake Shore Federal Bancorp at the above address, stockholders may obtain an additional copy of this proxy statement/prospectus and/or a copy of the plan of conversion. In order to assure timely receipt of these materials, Lake Shore Federal Bancorp must receive the written request by June 17, 2025.

Please complete, sign and date the enclosed proxy card, which is solicited by the board of directors, and mail it in the enclosed envelope today. Alternatively, you may vote by telephone or Internet as described on the proxy card. The proxy will not be used if you attend the meeting and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

Eric Hohenstein
Corporate Secretary

Dunkirk, New York

May 23, 2025

QUESTIONS AND ANSWERS

FOR STOCKHOLDERS OF LAKE SHORE FEDERAL BANCORP

REGARDING THE PLAN OF CONVERSION AND REORGANIZATION

You should read this document for more information about the conversion and stock offering. We have received the approval of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) with respect to the conversion and with respect to Lake Shore Bancorp becoming the bank holding company for Lake Shore Bank. We have received the approval of the New York State Department of Financial Services (the “NYSDFS”) and the Federal Deposit Insurance Corporation (the “FDIC”) with respect to the conversion of Lake Shore Savings Bank’s charter to a New York commercial bank, including amending and restating Lake Shore Bank’s organization certificate to, among other things, establish a liquidation account. Any approval by the Federal Reserve Board, the FDIC or the NYSDFS does not constitute a recommendation or endorsement of the plan of conversion. Consummation of the conversion and stock offering is also subject to approval of the plan of conversion by Lake Shore Federal Bancorp’s stockholders and the members of Lake Shore, MHC, and to the satisfaction of certain other conditions.

Q.	WHAT ARE STOCKHOLDERS BEING ASKED TO APPROVE?

A.

Lake Shore Federal Bancorp stockholders as of the close of business on May 5, 2025 are being asked to vote on the plan of conversion pursuant to which Lake Shore, MHC will convert from the mutual to the stock form of organization. As part of the conversion and stock offering, a newly formed Maryland corporation, named Lake Shore Bancorp, is offering its common stock to eligible depositors of Lake Shore Savings Bank, to Lake Shore Savings Bank’s tax qualified benefit plans, to stockholders of Lake Shore Federal Bancorp as of the close of business on May 5, 2025, and to the public. The shares offered for sale represent Lake Shore, MHC’s current ownership interest in Lake Shore Federal Bancorp, adjusted for the value of certain assets owned by Lake Shore, MHC. Your vote is very important. Without sufficient votes “FOR” approval of the plan of conversion, we cannot implement the plan of conversion and complete the stock offering.

In addition, Lake Shore Federal Bancorp stockholders are being asked to approve the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve the plan of conversion.

Stockholders also are asked to vote on the following informational proposals with respect to the articles of incorporation of Lake Shore Bancorp:

•	Approval of a provision requiring a super-majority vote of stockholders to approve certain amendments to Lake Shore Bancorp’s articles of incorporation;

•	Approval of a provision requiring a super-majority vote of stockholders to approve stockholder-proposed amendments to Lake Shore Bancorp’s bylaws; and

•	Approval of a provision to limit the voting rights of shares beneficially owned in excess of 10% of Lake Shore Bancorp’s outstanding voting stock.

The provisions of Lake Shore Bancorp’s articles of incorporation that are the subject of the informational proposals were approved as part of the process in which our board of directors approved the plan of conversion. These proposals are informational in nature only because the Federal Reserve Board’s regulations governing mutual-to-stock conversions of mutual holding companies do not provide for votes on matters other than the plan of conversion. While we are asking you to vote with respect to each of the informational proposals listed above, the proposed provisions for which an informational vote is requested will become effective if stockholders approve the plan of conversion, regardless of whether stockholders vote to approve any or all of the informational proposals. The provisions of Lake Shore Bancorp’s articles of incorporation that are summarized above as informational proposals may have the effect of deterring, or rendering more difficult, attempts by third parties to obtain control of Lake Shore Bancorp if such attempts are not approved by the board of directors, or may make the removal of the board of directors or management, or the appointment of new directors, more difficult.

Q.	WHAT ARE THE REASONS FOR THE CONVERSION AND STOCK OFFERING?

A.	The primary reasons for the conversion and stock offering are to:

•	support our planned growth and strengthen our regulatory capital position with the additional capital we will raise in the stock offering;

•	improve the liquidity of our shares of common stock;

•	transition our organization to a stock holding company structure, which gives us greater flexibility to access the capital markets compared to our existing mutual holding company structure; and

•	facilitate future mergers and acquisitions.

As a fully converted stock holding company, we will have greater flexibility in structuring mergers and acquisitions, including the form of consideration that we can use to pay for an acquisition. Our current mutual holding company structure limits our ability to offer shares of our common stock as consideration in a merger or acquisition since Lake Shore, MHC is required to own a majority of Lake Shore Federal Bancorp’s outstanding shares of common stock. Potential sellers often want stock for at least part of the purchase price. With the formation of Lake Shore Bancorp as a Maryland corporation, our new stock holding company structure will enable us to offer stock or cash consideration, or a combination of stock and cash, and therefore will enhance our ability to compete with other bidders when acquisition opportunities arise. We currently have no arrangements or understandings regarding any specific acquisition. See “Proposal 1—Approval of the Plan of Conversion and Reorganization – Reasons for the Conversion and Stock Offering” for a more complete discussion.

Q.	WHAT WILL STOCKHOLDERS RECEIVE FOR THEIR EXISTING SHARES OF LAKE SHORE FEDERAL BANCORP COMMON STOCK?

A. As more fully described in “Proposal 1—Approval of the Plan of Conversion and Reorganization – Share Exchange Ratio for Current Stockholders,” depending on the number of shares sold in the stock offering, each share of Lake Shore Federal Bancorp common stock that you own at the time of the completion of the conversion and stock offering will be exchanged for between 1.1632 shares at the minimum and 1.5738 shares at the maximum (1.8098 at the adjusted maximum) of the offering range of Lake Shore Bancorp common stock (cash will be paid in lieu of any fractional shares). For example, if you own 100 shares of Lake Shore Federal Bancorp common stock, and the exchange ratio is 1.5738 (at the maximum of the offering range), after the conversion and stock offering you will receive 157 shares of Lake Shore Bancorp common stock and $0.38 in cash, the value of the fractional share based on the $10.00 per share purchase price of stock in the stock offering.

If you own shares of Lake Shore Federal Bancorp common stock in a brokerage account in “street name,” your shares will be automatically exchanged within your account, and you do not need to take any action to exchange your shares of common stock or receive cash in lieu of fractional shares. If you hold stock certificate(s) evidencing your shares of Lake Shore Federal Bancorp common stock, after the completion of the conversion and stock offering, our exchange agent will mail to you a transmittal form with instructions to surrender your stock certificate(s). A statement reflecting your ownership of shares of common stock of Lake Shore Bancorp and a check representing cash in lieu of fractional shares will be mailed to you within five business days after the transfer agent receives a properly executed transmittal form and your existing Lake Shore Federal Bancorp stock certificate(s). Lake Shore Bancorp will not issue stock certificates. Do not submit your stock certificate(s) until you receive a transmittal form.

Q.	WHY WILL THE SHARES THAT I RECEIVE BE BASED ON A PRICE OF $10.00 PER SHARE RATHER THAN THE TRADING PRICE OF THE COMMON STOCK BEFORE COMPLETION OF THE CONVERSION AND STOCK OFFERING?

A.

The shares will be based on a price of $10.00 per share because that is the price at which Lake Shore Bancorp will sell shares in its stock offering. The amount of common stock that Lake Shore Bancorp will issue at $10.00 per share in the stock offering and in the exchange is based on an independent appraisal of the estimated pro forma market value of Lake Shore Bancorp, assuming the conversion and stock offering are completed. RP Financial, LC (“RP Financial”), an appraisal firm experienced in the appraisal of financial institutions, has estimated that, as of February 3, 2025, this pro forma market value was $78.7 million. Based on Federal Reserve Board regulations, the pro forma market value forms the midpoint of the range with a minimum of $66.9 million and a maximum of $90.5 million ($104.1 million at the adjusted maximum). Based on this valuation and the valuation range, the number of shares of common stock of Lake Shore Bancorp that existing public stockholders of Lake Shore Federal Bancorp will receive in exchange for their shares of Lake Shore Federal Bancorp common stock is expected to range from 1.1632 shares to 1.5738 shares, with a midpoint of 1.3685 shares and an adjusted maximum of 1.8098 shares (a value of approximately $24.4 million to $33.0 million, with a midpoint of $28.7 million and adjusted maximum of $38.0 million, based on a price of $10.00 per share). The number of shares received by the existing public stockholders of Lake Shore Federal Bancorp is intended to maintain their existing ownership in our organization (excluding any new shares purchased by them in the stock offering and their receipt of cash in lieu of fractional exchange shares, and as adjusted to reflect certain assets owned by Lake Shore, MHC). The independent appraisal is based in part on Lake Shore Federal Bancorp’s financial condition and results of operations, the pro forma impact of the additional capital raised by the sale of shares of common stock in the stock offering, and an analysis of a peer group of ten publicly traded savings and loan and bank holding companies that RP Financial considered comparable to Lake Shore Federal Bancorp.

Q.	DOES THE EXCHANGE RATIO DEPEND ON THE TRADING PRICE OF LAKE SHORE FEDERAL BANCORP COMMON STOCK?

A.

No, the exchange ratio will not be based on the trading price of Lake Shore Federal Bancorp common stock. Instead, the exchange ratio will be based on the appraised value of Lake Shore Bancorp. The purpose of the exchange ratio is to maintain the ownership percentage of public stockholders of Lake Shore Federal Bancorp, as adjusted to reflect certain assets owned by Lake Shore, MHC. Therefore, changes in the trading price of Lake Shore Federal Bancorp common stock between now and the completion of the conversion and stock offering will not affect the calculation of the exchange ratio.

Q.	SHOULD I SUBMIT MY STOCK CERTIFICATE(S) NOW?

A.

No. If you hold stock certificate(s), instructions for exchanging the certificates will be sent to you by our exchange agent after the completion of the conversion and stock offering. If your shares are held in “street name” (e.g., in a brokerage account) rather than in certificate form, the share exchange will be reflected automatically in your account upon completion of the conversion and stock offering.

Q.	HOW DO I VOTE?

A.

Mark, sign and date each proxy card enclosed, and return the card(s) to us in the enclosed proxy reply envelope. Alternatively, you may vote by Internet or telephone by following the instructions on the proxy card. For information on submitting your proxy, please refer to instructions on the enclosed proxy card. Your vote is very important. Please vote today.

Q.	IF MY SHARES ARE HELD IN STREET NAME, WILL MY BROKER, BANK OR OTHER NOMINEE AUTOMATICALLY VOTE ON THE PLAN ON MY BEHALF?

A.

No. Your broker, bank or other nominee will not be able to vote your shares without instructions from you. You should instruct your broker, bank or other nominee to vote your shares, using the directions that they provide to you.

Q.	WHY SHOULD I VOTE? WHAT HAPPENS IF I DON’T VOTE?

A.

Your vote is very important. We believe the conversion and stock offering are in the best interests of our stockholders. Not voting all the proxy card(s) you receive will have the same effect as voting “against” the approval of the plan of conversion. Without sufficient favorable votes “FOR” approval of the plan of conversion, we cannot complete the conversion and stock offering.

Q.	WHAT IF I DO NOT GIVE VOTING INSTRUCTIONS TO MY BROKER, BANK OR OTHER NOMINEE?

A.	Your vote is important. If you do not instruct your broker, bank or other nominee to vote your shares, the unvoted proxy will have the same effect as a vote “against” the plan of conversion.

Q.	MAY I PLACE AN ORDER TO PURCHASE SHARES IN THE COMMUNITY OFFERING, IN ADDITION TO THE SHARES THAT I WILL RECEIVE IN THE EXCHANGE?

A.

Yes. If you would like to receive a prospectus and stock order form, you must call our Stock Information Center at (800) 552-2535 (toll-free), Monday through Friday between 10:00 a.m. and 4:00 p.m., Eastern Time. The Stock Information Center is closed bank holidays.

Eligible depositors of Lake Shore Savings Bank have priority subscription rights allowing them to purchase common stock in a subscription offering. Shares not purchased in the subscription offering may be available for sale to the public in a community offering, as described in this document. If orders for Lake Shore Bancorp common stock in a community offering exceed the number of shares available for sale, shares will be allocated (to the extent shares remain available) as follows: first, to cover orders of natural persons (including trusts of natural persons) residing in Erie, Chautauqua, and Cattaraugus Counties, New York; second, to cover orders of Lake Shore Federal Bancorp stockholders as of the close of business on May 5, 2025; and thereafter, to cover orders of the general public.

Stockholders of Lake Shore Federal Bancorp are subject to an ownership limitation. Shares of common stock purchased in the stock offering by a stockholder and his or her associates or individuals acting in concert with the stockholder, plus any shares a stockholder and these individuals receive in the exchange for existing shares of Lake Shore Federal Bancorp common stock, may not exceed 9.9% of the total shares of common stock of Lake Shore Bancorp to be issued and outstanding after the completion of the conversion and stock offering.

Properly completed and signed stock order forms, with full payment, must be received (not postmarked) no later than 2:00 p.m., Eastern Time, on June 24, 2025.

Q.	WILL THE CONVERSION AND STOCK OFFERING HAVE ANY EFFECT ON DEPOSIT AND LOAN ACCOUNTS AT LAKE SHORE SAVINGS BANK?

A.

No. The account number, amount, interest rate and withdrawal rights of deposit accounts will remain unchanged. Deposits will continue to be federally insured by the Federal Deposit Insurance Corporation up to the legal limit. Loans and rights of borrowers will not be affected. Depositors will no longer have voting rights in Lake Shore, MHC as to matters currently requiring such vote. Lake Shore, MHC will cease to exist after the conversion and stock offering. Only stockholders of Lake Shore Bancorp will have voting rights after the conversion and stock offering.

OTHER QUESTIONS?

For answers to other questions, please read this proxy statement/prospectus. Questions about voting on the plan of conversion may be directed to Laurel Hill Advisory Group, LLC, Monday through Friday from 9:00 a.m. to 5:00 p.m., Eastern Time. Banks and brokers can call (516) 933-3100, and all others can call 1-(888) 742-1305 (toll-free). Questions about the stock offering may be directed to our Stock Information Center at (800) 552-2535 (toll-free), Monday through Friday between 10:00 a.m. and 4:00 p.m., Eastern Time. The Stock Information Center is closed bank holidays.

SUMMARY

This summary highlights material information from this proxy statement/prospectus and may not contain all the information that is important to you. To understand the conversion and stock offering and the other proposals fully, you should read this entire document carefully, including the sections entitled “Risk Factors,” “Proposal 1 — Approval of the Plan of Conversion and Reorganization,” “Proposal 2 — Adjournment of the Special Meeting,” “Proposals 3 through 5 — Informational Proposals Relating to Articles of Incorporation of Lake Shore Bancorp” and the audited consolidated financial statements and the notes to the audited consolidated financial statements.

The Special Meeting

Date, Time and Place. Lake Shore Federal Bancorp will hold a special meeting of stockholders at Lake Shore Savings Bank, located at 31 East Fourth Street, Dunkirk, New York 14048, on July 1, 2025, at 8:30 a.m., Eastern time.

The Proposals. Stockholders will be voting on the following proposals at the special meeting:

1.

The approval of the Amended and Restated Plan of Conversion and Reorganization pursuant to which: (i) Lake Shore, MHC and Lake Shore Bancorp, Inc., a federal corporation (“Lake Shore Federal Bancorp”) will convert and reorganize from the mutual holding company structure to the stock holding company structure; (ii) Lake Shore Bancorp, Inc., a newly formed Maryland corporation (“Lake Shore Bancorp”), will become the fully public stock bank holding company for Lake Shore Savings Bank (renamed Lake Shore Bank); (iii) the outstanding shares of common stock of Lake Shore Federal Bancorp, other than those owned by Lake Shore, MHC, will be exchanged for shares of common stock of Lake Shore Bancorp; and (iv) Lake Shore Bancorp will offer for sale shares of its common stock in a subscription offering, and, if necessary, a community offering and/or syndicated community offering;

2.

The approval of the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve the plan of conversion;

The informational proposals:

3.

Approval of a provision in Lake Shore Bancorp’s articles of incorporation requiring a super-majority vote of stockholders to approve certain amendments to Lake Shore Bancorp’s articles of incorporation;

4.	Approval of a provision in Lake Shore Bancorp’s articles of incorporation requiring a super-majority vote of stockholders to approve stockholder-proposed amendments to Lake Shore Bancorp’s bylaws;

5.	Approval of a provision in Lake Shore Bancorp’s articles of incorporation to limit the voting rights of shares beneficially owned in excess of 10% of Lake Shore Bancorp’s outstanding voting stock; and

Such other business that may properly come before the meeting.

The provisions of Lake Shore Bancorp’s articles of incorporation that are summarized as informational proposals 3 through 5 were approved as part of the process in which our board of directors approved the plan of conversion. These proposals are informational only because the Federal Reserve Board’s regulations governing mutual-to-stock conversions do not provide for votes on matters other than the plan of conversion. While we are asking you to vote with respect to each of the informational proposals listed above, the proposed provisions for which an informational vote is requested will become effective if stockholders approve the plan of conversion, regardless of whether stockholders vote to approve any or all of the informational proposals. The provisions of Lake

Shore Bancorp’s articles of incorporation that are summarized as informational proposals may have the effect of deterring or rendering more difficult attempts by third parties to obtain control of Lake Shore Bancorp, if such attempts are not approved by the board of directors, or may make the removal of the board of directors or management, or the appointment of new directors, more difficult.

Vote Required for Approval of Proposals by the Stockholders of Lake Shore Federal Bancorp

Proposal 1: Approval of the Plan of Conversion and Reorganization. We must obtain the affirmative vote of the holders of (i) two-thirds of the total number of votes entitled to be cast at the special meeting by Lake Shore Federal Bancorp stockholders, including shares owned by Lake Shore, MHC, and (ii) a majority of the total number of votes entitled to be cast at the special meeting by Lake Shore Federal Bancorp stockholders other than Lake Shore, MHC.

Proposal 1 must also be approved by the members of Lake Shore, MHC (i.e., depositors of Lake Shore Savings Bank) at a special meeting called for that purpose. Depositors will receive separate proxy materials from Lake Shore, MHC regarding the conversion and stock offering.

Proposal 2: Approval of the Adjournment of the Special Meeting. We must obtain the affirmative vote of at least a majority of the votes cast by Lake Shore Federal Bancorp stockholders at the special meeting to adjourn the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve the proposal to approve the plan of conversion.

Proposals 3 through 5: Informational Proposals Relating to Articles of Incorporation of Lake Shore Bancorp. The provisions of Lake Shore Bancorp’s articles of incorporation that are summarized as informational proposals were approved as part of the process in which the board of directors of Lake Shore Federal Bancorp approved the plan of conversion. These proposals are informational only because the Federal Reserve Board’s regulations governing mutual-to-stock conversions do not provide for votes on matters other than the plan of conversion. While we are asking you to vote with respect to each of the informational proposals listed above, the proposed provisions for which an informational vote is requested will become effective if stockholders approve the plan of conversion, regardless of whether stockholders vote to approve any or all of the informational proposals. The provisions of Lake Shore Bancorp’s articles of incorporation that are summarized as informational proposals may have the effect of deterring or rendering more difficult attempts by third parties to obtain control of Lake Shore Bancorp, if such attempts are not approved by the board of directors, or may make the removal of the board of directors or management, or the appointment of new directors, more difficult.

Other Matters. We must obtain the affirmative vote of the majority of the votes cast by holders of outstanding shares of common stock of Lake Shore Federal Bancorp. At this time, we know of no other matters that may be presented at the special meeting.

Revocability of Proxies

You may revoke your proxy at any time before the vote is taken at the special meeting. To revoke your proxy, you must advise the corporate secretary of Lake Shore Federal Bancorp in writing before your common stock has been voted at the special meeting, deliver a signed, later-dated proxy or attend the special meeting and vote your shares in person. Attendance at the special meeting will not in itself constitute revocation of your proxy.

Vote by Lake Shore, MHC

Management anticipates that Lake Shore, MHC, our majority stockholder, will vote all of its shares of common stock in favor of all the matters set forth above. If Lake Shore, MHC votes all of its shares in favor of each proposal, the approval of the adjournment of the special meeting, if necessary, would be assured.

As of May 5, 2025, the directors and executive officers of Lake Shore Federal Bancorp beneficially owned 238,136 shares (excluding exercisable options), or approximately 4.1% of the outstanding shares of Lake Shore Federal Bancorp common stock, and Lake Shore, MHC owned 3,636,875 shares, or approximately 63.1% of the outstanding shares of Lake Shore Federal Bancorp common stock.

Vote Recommendations

Your board of directors unanimously recommends that you vote “FOR” approval of the plan of conversion, “FOR” approval of the adjournment of the special meeting, if necessary, and “FOR” approval of the Informational Proposals 3 through 5.

Our Business

Our core business activities are conducted through Lake Shore Savings Bank. Founded in 1891, Lake Shore Savings Bank is headquartered in Dunkirk, New York with ten offices in Erie and Chautauqua Counties in Western New York. Our principal business consists of attracting retail deposits from the general public in the areas surrounding our branch offices and investing those deposits, together with funds generated from operations, primarily in commercial real estate loans, one- to four-family residential mortgage loans, home equity lines of credit and, to a lesser extent, commercial business loans, consumer loans, and investment securities. Our revenues are principally derived from interest earned on our loans and investment securities. Our primary sources of funds for lending and investments are deposits, borrowings, receipts of principal and interest payments on loans and securities, proceeds from sales of loans or securities, maturities and calls of investment securities and income resulting from operations in prior periods.

In April 2023, Kim C. Liddell was appointed President and Chief Executive Officer of Lake Shore Savings Bank and its holding companies, Lake Shore Federal Bancorp and Lake Shore, MHC, in order to lead a new management team to both expeditiously resolve the Consent Order which Lake Shore Savings Bank entered into with the Office of the Comptroller of the Currency (the “OCC”) in February 2023, as well as position the bank for future market opportunities. The Consent Order required Lake Shore Savings Bank to correct certain deficiencies relating to information technology, security, automated clearing house program, audit, management and BSA/AML. In addition, Lake Shore Federal Bancorp and Lake Shore, MHC entered into a written agreement with the Federal Reserve Bank of Philadelphia in June 2023 to support the remediation activities at Lake Shore Savings Bank. As a result of the new management team’s efforts, the Consent Order was terminated by the OCC on December 3, 2024 followed by the termination of the written agreement with the Federal Reserve Bank of Philadelphia on March 4, 2025. With the resolution of the Consent Order and the written agreement, management can focus on its core strategy of positioning the bank as a leading community bank, locally headquartered in Western New York, with more than 133 years of service to our community. We strive to accomplish our goals by continuing to emphasize our exceptional individualized customer service and financial strength, continued community involvement, strong capital levels, multi-channel banking services and penetration in our market areas via organic growth of loans and deposits.

Lake Shore Savings Bank is subject to comprehensive regulation and examination by the OCC. As part of the conversion, Lake Shore Savings Bank will convert its charter to a New York commercial bank and will be renamed Lake Shore Bank. It will then become subject to comprehensive regulation and examination by the NYSDFS and the FDIC. We sometimes refer to Lake Shore Savings Bank following the charter conversion as Lake Shore Bank.

Lake Shore Bancorp is a newly formed Maryland corporation. Following the completion of the conversion and stock offering, Lake Shore Bancorp will succeed Lake Shore Federal Bancorp as the publicly traded holding company of Lake Shore Savings Bank. Our executive offices are located at 31 East Fourth Street, Dunkirk, New York 14048 and our telephone number is (716) 366-4070. Our website address is www.lakeshoresavings.com. Information on this website is not and should not be considered a part of this proxy statement/prospectus.

Plan of Conversion and Reorganization

The Boards of Directors of Lake Shore Federal Bancorp, Lake Shore, MHC, Lake Shore Savings Bank and Lake Shore Bancorp have adopted a plan of conversion pursuant to which Lake Shore Savings Bank will reorganize from a mutual holding company structure to a stock holding company structure. Public stockholders of Lake Shore Federal Bancorp will receive shares in Lake Shore Bancorp in exchange for their shares of Lake Shore Federal Bancorp common stock based on an exchange ratio. See “—The Exchange of Existing Shares of Lake Shore Federal Bancorp Common Stock.” This conversion to a stock holding company structure also includes the offering by Lake Shore Bancorp of shares of its common stock to eligible depositors of Lake Shore Savings Bank and to the public, including Lake Shore Federal Bancorp stockholders, in a subscription offering and, if necessary, in a community offering and/or in a separate offering through a syndicate of broker-dealers, referred to in this proxy statement/prospectus as the syndicated offering. Following the conversion and stock offering, Lake Shore, MHC and Lake Shore Federal Bancorp will no longer exist, and Lake Shore Bancorp will be the parent company of Lake Shore Savings Bank (renamed Lake Shore Bank).

The conversion and stock offering cannot be completed unless the stockholders of Lake Shore Federal Bancorp approve the plan of conversion. Lake Shore Federal Bancorp’s stockholders will vote on the plan of conversion at Lake Shore Federal Bancorp’s special meeting. This document is the proxy statement used by Lake Shore Federal Bancorp’s board of directors to solicit proxies for the special meeting. It is also the prospectus of Lake Shore Bancorp regarding the shares of Lake Shore Bancorp common stock to be issued to Lake Shore Federal Bancorp’s stockholders in the share exchange. This document does not serve as the prospectus relating to the stock offering by Lake Shore Bancorp of its shares of common stock in the subscription offering and any community offering or syndicated community offering, which will be made pursuant to a separate prospectus.

Our Organizational Structure

Since 2006, when Lake Shore Savings Bank reorganized into the mutual holding company structure, we have operated in a two-tier mutual holding company structure. Lake Shore Federal Bancorp, a federally-chartered corporation, is the publicly-traded stock holding company and the parent company of Lake Shore Savings Bank. At December 31, 2024, Lake Shore Federal Bancorp had consolidated assets of $685.5 million, total deposits of $573.0 million and stockholders’ equity of $89.9 million. Lake Shore Federal Bancorp’s parent company is Lake Shore, MHC, a federally-chartered mutual holding company. At December 31, 2024, Lake Shore Federal Bancorp had 5,735,226 shares of common stock outstanding, of which 3,636,875 shares, or 63.4%, were owned by Lake Shore, MHC, and the remaining 2,098,351 shares were owned by the public.

Pursuant to the terms of the amended and restated plan of conversion and reorganization, which we refer to as the plan of conversion throughout this proxy statement/prospectus, we are converting from the mutual holding company corporate structure to the fully public stock holding company corporate structure. Upon completion of the conversion and stock offering, Lake Shore, MHC and Lake Shore Federal Bancorp will cease to exist and Lake Shore Bancorp, a Maryland corporation, will become the successor holding company to Lake Shore Federal Bancorp and will become the stock holding company of Lake Shore Bank. The conversion will be accomplished by the merger of Lake Shore, MHC with and into Lake Shore Federal Bancorp, followed by the merger of Lake Shore Federal Bancorp with and into Lake Shore Bancorp. Simultaneously with the merger of Lake Shore Federal Bancorp with and into Lake Shore Bancorp, Lake Shore Savings Bank will convert from a federal savings bank into a New York-chartered commercial bank that will be renamed Lake Shore Bank. The shares of Lake Shore Bancorp common stock being offered for sale represent the majority ownership interest in Lake Shore Federal Bancorp currently owned by Lake Shore, MHC. Public stockholders of Lake Shore Federal Bancorp will receive shares of common stock of Lake Shore Bancorp in exchange for their shares of Lake Shore Federal Bancorp at an exchange ratio intended to preserve the same aggregate ownership interest in Lake Shore Bancorp as they had in Lake Shore Federal Bancorp, adjusted downward to reflect certain assets held by Lake Shore, MHC, without giving effect to new shares purchased in the stock offering or cash paid in lieu of any fractional shares. The shares of Lake Shore Federal Bancorp common stock owned by Lake Shore, MHC will be canceled.

The following diagram shows our current organizational structure, reflecting ownership percentages at December 31, 2024:

After the conversion and stock offering are completed, we will be organized as a fully public stock holding company, as follows:

Under our current mutual holding company structure, depositors of Lake Shore Savings Bank are members of, and have voting rights in, Lake Shore, MHC, as to all matters requiring a vote of members. Upon completion of the conversion and stock offering, depositors will no longer have voting rights. See “Proposal 1—Approval of the Plan of Conversion and Reorganization—Effects of the Conversion and Stock Offering—Effect on Voting Rights of Depositors” for further information.

Business Strategy

Provide high-quality, personalized service as a leading community bank to our local and loyal customers. We currently operate ten full-service branch offices throughout Western New York, where our branch teams initiate and develop both consumer and commercial customer relationships in and around the surrounding market areas. We offer concierge banking services, together with our online and mobile customer conveniences, creating an individualized approach for customers to manage their finances whenever, wherever and however they wish. As a true local bank, we pride ourselves on offering competitive products delivered with the individualized service our customers have come to expect. Our experienced team of commercial bankers can meet the needs of businesses through a variety of checking and credit products, and banking services. The retail banking team located in our branch offices focuses on meeting the deposit and lending needs of consumer customers throughout various life stages as well as small business customers. From local decision-making, responding quickly and efficiently to customer needs, and utilizing technology to level the playing field with our competitors, we are committed to developing long-term relationships with our customers. Staying true to our local roots and mission of “Putting People First” continues to uniquely position us as a bank of choice in Western New York.

Grow our loan portfolio with an emphasis on commercial lending while maintaining our historical residential mortgage program. We have been strategically focused on increasing the originations of commercial real estate loans to finance the purchase of real property, which generally consists of developed real estate, particularly due to the interest rate risk inherent in holding long-term, fixed rate, residential, one- to four-family real estate loans in our portfolio. We have also focused on commercial business lending to small businesses, including business installment loans, lines of credit and other commercial loans. These types of commercial loans are generally made at higher interest rates and for shorter terms than one- to four-family real estate loans, which mitigates interest rate risk. At December 31, 2024 and 2023, our commercial real estate loan portfolio (including loans to finance the construction of commercial real estate) represented the largest holdings in our loan portfolio at 58.7% and 56.8%, respectively, of total gross loans. At December 31, 2024, our commercial real estate portfolio as a percentage of Lake Shore Savings Bank’s total capital as defined under the federal interagency guidance was 239%. The additional capital raised in the offering and termination of the Consent Order will allow us to further increase our commercial lending capacity by enabling us to originate more loans and expand our relationships with our current commercial customers and assist us to continue to attract new customers. In addition, following the offering, we would consider establishing loan production offices to grow lending teams in our core markets or evaluating opportunities in new markets depending on the acquisition of specific lenders with strong ties to their local communities.

At December 31, 2024 and 2023, residential one- to four-family mortgage loans (including loans to finance the construction of one- to four-family homes) represented the second largest holding in our loan portfolio at 29.5% and 30.8%, respectively, of total gross loans. Residential mortgage lending has historically been a significant part of our business, and we recognize that continuing to originate residential one- to four-family mortgage loans is essential to our status as a community-oriented bank. We may sell long-term conforming fixed rate one- to four-family residential loans that we originate on the secondary market, as part of our interest rate and liquidity risk strategy and asset/liability management, if it is deemed appropriate. We typically retain servicing rights when we sell one- to four-family residential mortgage loans. We did not sell any one- to four- family residential loans in the secondary market during the years ended December 31, 2024 or 2023.

Manage credit risk to maintain a low level of non-performing assets. We remain committed to maintaining prudent underwriting standards and aggressively monitoring our loan portfolio to maintain asset quality. We have established an experienced commercial credit and lending team and we have implemented well-defined policies, a thorough and efficient loan underwriting process, and active credit monitoring. Furthermore, management and our board of directors review robust loan portfolio analytics on a monthly basis to identify trends that could represent heightened credit risk for the organization. As a result of our continued focus on credit risk management, we had non-performing assets of $3.8 million, or 0.55% of total assets, at December 31, 2024. Our goal is to continue to improve our asset quality through prudent underwriting standards and the diligence of our loan collection personnel.

Increase our share of lower-cost core deposit growth. As a community-based bank, we are focused on growing core deposits within our local communities. As interest rates increased in recent years, customers migrated to higher cost certificates of deposit also referred to as time deposits and we have made a concerted effort in recent periods to begin to reduce our reliance on higher cost certificates of deposit in favor of obtaining lower cost retail and commercial deposit accounts. We also continue to enhance our technology-based deposit products such as remote deposit capture, commercial cash management and mobile deposits in order to accommodate business customers. Our core deposits (which is defined as our deposits other than certificates of deposit with a balance greater than $250,000 and brokered certificates of deposit), represented 94.1% of total deposits at December 31, 2024. Following our conversion to a New York-chartered commercial bank, we will be able to attract and accept municipal deposits which we believe can further enhance core deposits. We intend to continue our focus on core deposit growth by offering our retail and commercial customers a full selection of deposit-related services, and making further investments in technology so that we can enhance our value proposition and deliver high-quality, innovative products and services to our customers.

Pursue opportunistic mergers and acquisitions. In addition to organic growth, we intend to pursue opportunities to acquire banks that offer opportunities for strong financial returns. We recognize the importance of scale and technological innovation in banking. Our primary focus will be on franchises that have strong core deposit and lending relationships, new product capabilities and contiguous market footprints, while maintaining an acceptable risk profile. In addition, we believe that the accelerated rate of consolidation in the banking industry will continue over the next several years such that the capital we are raising in the offering will enhance our ability to make acquisitions of other financial institutions. However, we currently have no understandings or agreements with respect to acquiring any specific financial institution.

Utilize technology to adapt to evolving customer needs. As the banking industry continues to rapidly evolve in terms of technological conveniences, we remain proactive in our efforts to provide e-banking services that our customers expect. We are committed to making investments in technology to make our organization more efficient and to meet customer needs. To this end, we have enhanced the security, monitoring, and updating of our customer systems via the deployment of a cloud-based computing system, in addition to the supporting hardware and software. During 2025, we continue to leverage the use of our core banking system to efficiently serve our customers and provide them with cutting-edge banking services for their convenience.

Leverage management expertise. We intend to rely on management’s extensive experience to execute our business strategy. Our new management team, led by Mr. Liddell, has a track record of profitably growing financial institutions, creating value and providing liquidity for stockholders. With the enhancements to our management team over the last two years, we have positioned ourselves to capitalize on market opportunities and enhance our profitability.

Attract and retain key talent. Key to our strategy is our ability to attract and retain exceptional talent. As a community-based bank, we are focused on recruiting experienced lenders with knowledge of our markets who have either been displaced or are dissatisfied due to consolidation. We will seek to attract lenders with local relationships that can have a near-term impact on growing our loan portfolio.

Reasons for the Conversion and Stock Offering

Our primary reasons for converting to the fully public stock form of ownership and undertaking the stock offering are to:

•	support our planned growth and strengthen our regulatory capital position with the additional capital we will raise in the stock offering;

•	improve the liquidity of our shares of common stock;

•	transition our organization to a stock holding company structure, which gives us greater flexibility to access the capital markets compared to our existing mutual holding company structure; and

•	facilitate future mergers and acquisitions.

See “Proposal 1— Approval of the Plan of Conversion and Reorganization” for a more complete discussion of our reasons for conducting the conversion and stock offering.

Conditions to Completion of the Conversion and Stock Offering

We cannot complete the conversion and stock offering unless:

•

The plan of conversion is approved by at least a majority of votes eligible to be cast by members of Lake Shore, MHC (i.e., depositors of Lake Shore Savings Bank) as of the close of business on May 5, 2025;

•

The plan of conversion is approved by Lake Shore Federal Bancorp stockholders holding at least two-thirds of the outstanding shares of common stock of Lake Shore Federal Bancorp as of the close of business on May 5, 2025, including the shares owned by Lake Shore, MHC;

•

The plan of conversion is approved by Lake Shore Federal Bancorp stockholders holding at least a majority of the outstanding shares of common stock of Lake Shore Federal Bancorp as of the close of business on May 5, 2025, excluding the shares owned by Lake Shore, MHC;

•	We sell at least the minimum number of shares of common stock offered in the stock offering;

•	We receive approval from the Federal Reserve Board; and

•	The NYSDFS and the FDIC approve the charter conversion of Lake Shore Savings Bank from a federally chartered savings bank to a New York commercial bank.

Lake Shore, MHC intends to vote its shares in favor of the plan of conversion. At the close of business on May 5, 2025, Lake Shore, MHC owned 3,636,875 shares, or approximately 63.1%, of the outstanding shares of common stock of Lake Shore Federal Bancorp. At the close of business on May 5, 2025, the directors and executive officers of Lake Shore Federal Bancorp and their affiliates owned 238,136 shares of Lake Shore Federal Bancorp common stock (excluding exercisable options), or 4.1% of the outstanding shares of common stock and 11.2% of the outstanding shares of common stock excluding the shares owned by Lake Shore, MHC. They intend to vote those shares in favor of the plan of conversion.

Steps We May Take if We Do Not Receive Orders for the Minimum Number of Shares

If we do not receive orders for at least 4,250,000 shares of common stock, we may take one or more steps to sell the minimum number of shares of common stock in the offering range. Specifically, we may:

(i)	increase the purchase and ownership limitations; and/or

(ii)	seek regulatory approval to extend the stock offering beyond August 8, 2025, so long as we resolicit subscribers who previously submitted subscriptions in the stock offering; and/or

(iii)	increase the shares purchased by the employee stock ownership plan.

If we extend the stock offering past August 8, 2025, all subscribers will be notified and given an opportunity to confirm, change or cancel their orders. If you do not respond to the notice of extension, we will cancel your stock order and promptly return your funds with interest for funds received in the subscription offering and, if held, the community offering or cancel your deposit account withdrawal authorization. If one or more purchase limitations are increased, subscribers in the subscription offering who ordered the maximum amount and who indicated a desire to be resolicited on the stock order form will be, and, in our sole discretion, some other large subscribers may be, given the opportunity to increase their subscriptions up to the then-applicable limit.

The Exchange of Existing Shares of Lake Shore Federal Bancorp Common Stock

If you are a stockholder of Lake Shore Federal Bancorp immediately before the completion of the conversion and stock offering, your shares will be exchanged for shares of common stock of Lake Shore Bancorp. The number of shares of common stock you will receive will be based on the exchange ratio, which will depend upon our final appraised value and the percentage of outstanding shares of Lake Shore Federal Bancorp common stock owned by public stockholders immediately before the completion of the conversion and stock offering. The following table shows how the exchange ratio will adjust, based on the appraised value of Lake Shore Bancorp as of February 3, 2025, assuming public stockholders of Lake Shore Federal Bancorp own 63.4% (the ownership percentage as of December 31, 2024) of the outstanding shares of Lake Shore Federal Bancorp common stock and Lake Shore, MHC had net assets (excluding its shares of Lake Shore Federal Bancorp common stock) of $230,000 immediately before the completion of the conversion and stock offering. The table also shows the number of shares of Lake Shore Bancorp common stock a hypothetical owner of Lake Shore Federal Bancorp common stock would receive in exchange for 100 shares of Lake Shore Federal Bancorp common stock owned at the completion of the conversion and stock offering, depending on the number of shares of common stock issued in the conversion and stock offering.

	Shares to be Sold in the Stock Offering		Shares of Lake Shore Bancorp to be Issued in Exchange for Shares of Lake Shore Federal Bancorp		Total Shares of Common Stock to be Issued in Exchange and Sold in Stock Offering	Exchange Ratio	Equivalent Value of Shares Based Upon Offering Price (1)	Equivalent Pro Forma Tangible Book Value Per Exchanged Share (2)	Whole Shares to be Received for 100 Existing Shares (3)
	Amount	Percent	Amount	Percent
Minimum	4,250,000	63.5%	2,440,823	36.5%	6,690,823	1.1632	$ 11.63	$ 21.80	116
Midpoint	5,000,000	63.5	2,871,557	36.5	7,871,557	1.3685	13.68	22.92	136
Maximum	5,750,000	63.5	3,302,290	36.5	9,052,290	1.5738	15.74	24.06	157
Adjusted Maximum	6,612,500	63.5	3,797,635	36.5	10,410,135	1.8098	18.10	25.36	180

(1)

Represents the value of shares of Lake Shore Bancorp common stock to be received in the conversion and stock offering by a holder of one share of Lake Shore Federal Bancorp, pursuant to the exchange ratio, based upon the $10.00 per share offering price.

(2)

Represents the pro forma tangible book value (equity) per share at each level of the offering range multiplied by the respective exchange ratio. At December 31, 2024, Lake Shore Federal Bancorp’s tangible book value per share was $15.67.

(3)	Cash will be paid in lieu of fractional shares.

No fractional shares of Lake Shore Bancorp common stock will be issued to any public stockholder of Lake Shore Federal Bancorp. For each fractional share that otherwise would be issued, Lake Shore Bancorp will pay in cash an amount equal to the product obtained by multiplying the fractional share interest to which the holder otherwise would be entitled by the $10.00 per share offering price.

How We Determined the Offering Range, the Exchange Ratio and the $10.00 Per Share Stock Price

The amount of common stock we are offering for sale and the exchange ratio for the exchange of shares of Lake Shore Federal Bancorp for shares of Lake Shore Bancorp are based on an independent appraisal of the estimated market value of Lake Shore Bancorp, assuming the stock offering has been completed. RP Financial, LC. (“RP Financial”), our independent appraiser, has estimated that, as of February 3, 2025, this market value was $78.7 million. Based on federal regulations, this market value forms the midpoint of a valuation range with a minimum of $66.9 million and a maximum of $90.5 million ($104.1 million at the adjusted maximum). Based on this valuation range, the 63.4% ownership interest of Lake Shore, MHC in Lake Shore Federal Bancorp as of December 31, 2024 being sold in the stock offering, certain assets held by Lake Shore, MHC and the $10.00 per share price, the number of shares of common stock being offered for sale by Lake Shore Bancorp ranges from 4,250,000 shares to 5,750,000 shares. The purchase price of $10.00 per share was selected primarily because it is the price most commonly used in mutual-to-stock conversions of financial institutions. The exchange ratio ranges from 1.1632 shares of Lake Shore Bancorp common stock for each share of Lake Shore Federal Bancorp common stock at the minimum of the offering range to 1.5738 (1.8098 at the adjusted maximum) shares of Lake Shore Bancorp common stock for each share of Lake Shore Federal Bancorp common stock at the maximum of the offering range, and will generally preserve in Lake Shore Bancorp the percentage ownership of public stockholders in Lake Shore Federal Bancorp immediately before the completion of the conversion and stock offering. RP Financial will update its appraisal before we complete the conversion and stock offering. If, as a result of demand for the shares or changes in market conditions, RP Financial determines that our estimated pro forma market value has increased, we may sell up to 6,612,500 shares without further notice to you. If our pro forma market value at that time is either below $66.9 million or above $104.1 million, then, after consulting with the Federal Reserve Board, we may: terminate the stock offering and promptly return all funds with interest; set a new offering range and give all subscribers the opportunity to place a new order; or take such other actions as may be permitted by the Federal Reserve Board and the Securities and Exchange Commission.

The appraisal is based in part on Lake Shore Federal Bancorp’s financial condition and results of operations, the pro forma effect of the additional capital raised by the sale of shares of common stock in the stock offering, and an analysis of a peer group of 10 publicly traded savings and loan and bank holding companies that RP Financial considers comparable to Lake Shore Federal Bancorp. The appraisal peer group consists of the following companies (with asset size as presented in the appraisal), all of which are traded on the Nasdaq Stock Market.

Company Name	Ticker Symbol	Headquarters	Total Assets
			(In millions)
Affinity Bancshares, Inc.	AFBI	Covington, GA	$867	(1)
BV Financial, Inc.	BVFL	Baltimore, MD	$912	(1)
Central Plains Bancshares, Inc.	CPBI	Grand Island, NE	$482	(2)
ECB Bancorp, Inc.	ECBK	Everett, MA	$1,358	(2)
Home Federal Bancorp, Inc. of Louisiana	HFBL	Shreveport, LA	$608	(1)
IF Bancorp, Inc.	IROQ	Watseka, IL	$885	(1)
Magyar Bancorp, Inc.	MGYR	New Brunswick, NJ	$1,008	(1)
PB Bancshares, Inc.	PBBK	Coatesville, PA	$453	(2)
Provident Bancorp, Inc.	PVBC	Amesbury, MA	$1,593	(1)
Texas Community Bancshares, Inc.	TCBS	Mineola TX	$446	(2)
(1) As of December 31, 2024. (2) As of September 30, 2024.

The following table presents a summary of selected pricing ratios for Lake Shore Bancorp (on a pro forma basis) as of and for the twelve months ended December 31, 2024, and for the peer group companies based on earnings and other information as of and for the twelve months ended December 31, 2024, with stock prices as of February 3, 2025, as reflected in the appraisal report. Compared to the average pricing of the peer group, and based upon the information in the following table, our pro forma pricing ratios at the midpoint of the offering range indicated a discount of 29.8% on a price-to-book value basis, a discount of 32.1% on a price-to-tangible book value basis, and a discount of 25.1% on a price-to-earnings basis.

	Price-to-earnings multiple (1)	Price-to-book value ratio	Price-to-tangible book value ratio
Lake Shore Bancorp (on a pro forma basis, assuming completion of the conversion and stock offering)
Adjusted Maximum	18.58x	71.38%	71.38%
Maximum	16.44x	65.40%	65.40%
Midpoint	14.50x	59.70%	59.70%
Minimum	12.50x	53.36%	53.36%
Valuation of peer group companies, all of which are fully converted (on an historical basis)
Averages	19.37x	85.09%	87.89%
Medians	17.27x	82.20%	85.68%

(1)

Price-to-earnings multiples calculated by RP Financial in the independent appraisal are based on an estimate of “core” or recurring earnings for the twelve months ended December 31, 2024. These ratios are different than those presented in “Pro Forma Data.”

The independent appraisal does not indicate trading market value. Do not assume or expect that our valuation as indicated in the appraisal means that after the conversion and stock offering the shares of our common stock will trade at or above the $10.00 per share purchase price. Furthermore, the pricing ratios presented in the appraisal were used by RP Financial to estimate our pro forma appraised value for regulatory purposes and not to compare the relative value of shares of our common stock with the value of the capital stock of the peer group. The value of the capital stock of a particular company may be affected by a number of factors such as financial performance, asset size and market location.

For a more complete discussion of the amount of common stock we are offering for sale and the independent appraisal, see “Proposal 1—Approval of the Plan of Conversion and Reorganization—Stock Pricing and Number of Shares to be Issued.”

How We Intend to Use the Proceeds From the Stock Offering

We intend to invest at least 50% of the net proceeds from the stock offering in Lake Shore Bank, fund a loan to our employee stock ownership plan to finance its purchase of shares of common stock in the stock offering, and contribute and retain the remainder of the net proceeds from the stock offering at Lake Shore Bancorp. Therefore, assuming we sell 5,000,000 shares of common stock in the stock offering at the midpoint of the offering range resulting in net proceeds of $47.8 million, we intend to invest $23.9 million in Lake Shore Bank, loan $4.0 million to our employee stock ownership plan to fund its purchase of shares of common stock and retain the remaining $19.9 million of the net proceeds at Lake Shore Bancorp.

Lake Shore Bancorp may use the funds it retains for investment in securities, to repurchase shares of common stock, to pay cash dividends, to acquire other financial institutions or financial services companies and for other general corporate purposes. Lake Shore Bank may use the proceeds it receives to support increased lending, enhance existing, or support growth and the development of, new products and services, to invest in securities, to potentially restructure a small portion of Lake Shore Bank’s investment securities portfolio, to reduce wholesale borrowings or expand its branch network by establishing or acquiring new branches, or establishing loan production offices or by acquiring other financial institutions or financial services companies. We do not currently have any agreements or understandings regarding any acquisition transactions.

See “How We Intend to Use the Proceeds From the Stock Offering” for additional information.

Our Dividend Policy

In 2024, Lake Shore Federal Bancorp resumed paying a cash dividend of $0.18 per share to its public stockholders. On March 11, 2025, Lake Shore Federal Bancorp suspended the payment of cash dividends pending the completion of the conversion from the mutual holding company to the stock holding company form of organization and related stock offering. Following completion of the stock offering, our board of directors intends to resume paying cash dividends on our shares of common stock, subject to our capital requirements, our financial condition and results of operations, tax considerations, statutory and regulatory limitations, and general economic conditions. However, no decision has been made with respect to the amount of any dividend payments which will be determined once the board of directors can evaluate the amount of common stock outstanding. We cannot assure you that any such dividends will not be reduced or eliminated in the future.

For information regarding our proposed dividend policy, see “Our Dividend Policy.”

Purchases and Ownership by Officers and Directors

We expect our directors and executive officers, together with their associates, to subscribe for 262,000 shares of common stock in the stock offering, representing 6.2% of the shares to be sold at the minimum of the offering range. The purchase price paid by them will be the same $10.00 per share price paid by all other persons who purchase shares of common stock in the stock offering. Following the conversion and stock offering, our directors and executive officers, together with their associates, are expected to beneficially own 538,996 shares of common stock of Lake Shore Bancorp, or 8.0% of our total outstanding shares of common stock, inclusive of options exercisable within 60 days of May 5, 2025, at the minimum of the offering range, which includes shares they currently own in Lake Shore Federal Bancorp that will be exchanged for shares of Lake Shore Bancorp.

See “Subscriptions by Directors and Executive Officers” for more information on the proposed purchases of shares of common stock by our directors and executive officers.

Benefits to Management and Potential Dilution to Stockholders Resulting from the Conversion and Stock Offering

We expect our employee stock ownership plan, which is a tax-qualified retirement plan for the benefit of Lake Shore Savings Bank’s employees, to purchase up to 8% of the shares of common stock we sell in the stock offering. If market conditions warrant, in the judgment of its trustees, the employee stock ownership plan’s subscription order will not be filled and the employee stock ownership plan may elect to purchase shares in the open market following the completion of the conversion and stock offering, subject to the approval of the Federal Reserve Board.

We intend to implement one or more new stock-based benefit plans no earlier than six months after completion of the conversion and stock offering. Stockholder approval of these plans would be required. We have not determined whether we would adopt the plans within or after 12 months following the completion of the conversion and stock offering. If we implement stock-based benefit plans within 12 months following the completion of the conversion and stock offering, the stock-based benefit plans would be limited to reserving a number of shares (i) up to 4% of the shares of common stock sold in the stock offering for awards of restricted stock to key employees and directors, at no cost to the recipients, and (ii) up to 10% of the shares of common stock sold in the stock offering for issuance pursuant to the exercise of stock options by key employees and directors. If the stock-based benefit plan is adopted more than 12 months after the completion of the conversion and stock offering, it would not be subject to the percentage limitations set forth above. We have not yet determined the definitive number of shares that would be reserved for issuance under these plans. For a description of our current stock-based benefit plan, see “Management—Benefits to be Considered Following Completion of the Conversion and Stock Offering.”

The following table summarizes the number of shares of common stock and the aggregate dollar value of grants that are available under one or more stock-based benefit plans if such plans reserve a number of shares of common stock equal to 4% and 10% of the shares sold in the stock offering for restricted stock awards and stock options, respectively. The table shows the dilution to stockholders if all such shares are issued from authorized but unissued shares, instead of shares purchased in the open market. A portion of the stock grants shown in the table below may be made to non-management employees. The table also sets forth the number of shares of common stock to be acquired by the employee stock ownership plan for allocation to all qualifying employees.

	Number of Shares to be Granted or Purchased
	At Minimum of Offering Range	At Adjusted Maximum of Offering Range	As a Percentage of Common Stock to be Sold in the Stock Offering	Dilution Resulting From Issuance of Shares for Stock-Based Benefit Plans	Value of Grants (1)
					At Minimum of Offering Range	At Adjusted Maximum of Offering Range
Employee stock ownership plan	340,000	529,000	8.0%	N/A (2)	$3,400	$5,290
Restricted stock awards	170,000	264,500	4.0	2.48%	1,700	2,645
Stock options	425,000	661,250	10.0	5.97%	2,261	3,518

Total	935,000	1,454,750	22.0%	8.17%	$7,361	$11,453

(1)

The actual value of restricted stock awards will be determined based on their fair value as of the date grants are made. For purposes of this table, fair value for restricted stock awards is assumed to be the same as the offering price of $10.00 per share. The fair value of stock options has been estimated at $5.32 per option using the Black-Scholes option pricing model with the following assumptions: a grant-date share price and option exercise price of $10.00; an expected option term of 10 years; no dividend yield; a risk-free rate of return of 4.58%; and expected volatility of 32.51%. The actual value of stock options granted will be determined by the grant-date fair value of the options, which will depend on a number of factors, including the valuation assumptions used and the option pricing model ultimately adopted.

(2)	No dilution is reflected for the employee stock ownership plan because such shares are assumed to be purchased in the stock offering.

We may fund our stock-based benefit plans through open market purchases, as opposed to new issuances of stock; however, if any options previously granted under our existing 2006 Stock Option Plan, 2012 Equity Incentive Plan or 2025 Equity Incentive Plan are exercised during the first year following completion of the stock offering, they will be funded with newly issued shares as federal regulations do not permit us to repurchase our shares during the first year following the completion of the stock offering except to fund the grants of restricted stock under a stock-based benefit plan or under extraordinary circumstances.

Market for Common Stock

Existing publicly held shares of Lake Shore Federal Bancorp’s common stock are listed on the Nasdaq Global Market under the symbol “LSBK.” Upon completion of the conversion and stock offering, the shares of common stock of Lake Shore Bancorp will be issued in exchange for the existing shares of Lake Shore Federal Bancorp. We expect to list the shares of Lake Shore Bancorp common stock on the Nasdaq Global Market under the symbol “LSBK.” Raymond James has advised us that it intends to make a market in our common stock following the stock offering, but is under no obligation to do so.

Income Tax Consequences

Lake Shore, MHC, Lake Shore Federal Bancorp, Lake Shore Savings Bank, and Lake Shore Bancorp have received an opinion of counsel, Luse Gorman, PC, regarding the material federal income tax consequences of the conversion and stock offering, and have received an opinion of Yount, Hyde & Barbour, P.C. regarding the material New York tax consequences of the conversion and stock offering. As a general matter, the conversion and stock offering will not be a taxable transaction for purposes of federal or state income taxes to Lake Shore, MHC, Lake Shore Federal Bancorp, Lake Shore Savings Bank, and Lake Shore Bancorp, persons eligible to subscribe in the subscription offering, or existing stockholders of Lake Shore Federal Bancorp (except as to cash paid for fractional shares). Existing stockholders of Lake Shore Federal Bancorp who receive cash in lieu of fractional shares of Lake Shore Bancorp will recognize a gain or loss equal to the difference between the cash received and the tax basis of the fractional share.

Changes in Stockholders’ Rights for Existing Stockholders of Lake Shore Federal Bancorp

As a result of the conversion and stock offering, existing stockholders of Lake Shore Federal Bancorp will become stockholders of Lake Shore Bancorp. Some rights of stockholders of Lake Shore Bancorp will be reduced compared to the rights stockholders currently have in Lake Shore Federal Bancorp. The reduction in stockholder rights results from differences between the federal and Maryland charters/articles of incorporation and bylaws, and from distinctions between federal and Maryland law. Many of the differences in stockholder rights under the articles of incorporation and bylaws of Lake Shore Bancorp are not mandated by Maryland law but have been chosen by management as being in the best interests of Lake Shore Bancorp and all of its stockholders. The differences in stockholder rights in the articles of incorporation and bylaws of Lake Shore Bancorp include the following provisions chosen by the board: (i) greater lead time required for stockholders to submit proposals for certain provisions of new business or to nominate directors; (ii) approval by at least 80% of outstanding shares required to amend the bylaws and certain provisions of the articles of incorporation in certain circumstances; (iii) a limit on voting rights of shares beneficially owned in excess of 10% of Lake Shore Bancorp’s outstanding voting stock; (iv) director qualifications; and (v) a greater percentage of outstanding shares that is required for stockholders to call a special meeting. See “Comparison of Stockholders’ Rights For Existing Stockholders of Lake Shore Federal Bancorp” for a discussion of these differences.

Dissenters’ Rights

Stockholders of Lake Shore Federal Bancorp do not have dissenters’ rights in connection with the conversion and stock offering.

Important Risks in Owning Lake Shore Bancorp’s Common Stock

Before you vote on the conversion and stock offering, you should read the “Risk Factors” section beginning on page 19 of this proxy statement/prospectus.

RISK FACTORS

You should carefully consider the following risk factors when deciding how to vote on the conversion and stock offering and before purchasing shares of Lake Shore Bancorp common stock.

Risks Related to Lending Activities

We have a substantial amount of commercial real estate and commercial business loans, and we intend to continue to increase our originations of these types of loans. These loans involve credit risks that could adversely affect our financial condition and results of operations.

As of December 31, 2024, commercial real estate (including commercial construction) and commercial business loans comprised in the aggregate 61.6% of our total gross loan portfolio. These types of loans may expose a lender to greater credit risk than residential loans secured by one- to four-family real estate because the historical losses have been higher for commercial loans. In addition, commercial real estate and commercial business loans may also involve relatively large loan balances to individual borrowers or groups of borrowers. These loans also have greater credit risk than residential loans for the following reasons:

•	Commercial Real Estate Loans. Repayment is dependent upon income being generated in amounts sufficient to cover operating expenses and debt service.

•	Commercial Business Loans. Repayment is generally dependent upon the successful operation of the borrower’s business.

A deterioration in economic conditions in our market areas could affect the performance of our commercial loan portfolio. Higher prices for businesses and consumers and high unemployment could negatively affect our commercial loan portfolio, if business owners or consumers are not able to make loan payments. If there was a downturn in the real estate market or our national or local economy, due to inflation, changes in interest rates or monetary policy, increased unemployment or other reasons, then this could adversely affect the value of the properties securing the loans or revenues from our borrowers’ businesses thereby increasing the risk of non-performing loans. Because commercial loans generally have a higher loan balance in comparison to residential real estate loans, the deterioration of one or a few of these loans could cause a significant increase in nonaccrual loans, which could have a material adverse effect on our financial condition and results of operations. If we foreclose on these loans, our holding period for the collateral typically is longer than for a one- to four-family residential property because there are fewer potential purchasers of the collateral, which could cause us to increase our provision for credit losses and also adversely affect our operating results and financial condition.

We have a significant number of loans secured by real estate, and a downturn in the local real estate market could negatively impact our profitability.

At December 31, 2024, approximately $529.7 million, or 96.7%, of our total gross loan portfolio was classified as real estate loans. Most of the real estate securing these loans is located in our primary lending market, Erie and Chautauqua Counties in Western New York. Future declines in the real estate values in Erie and Chautauqua Counties and surrounding markets as a result of an economic downturn could significantly impair the value of the particular collateral securing our loans and our ability to sell the collateral upon foreclosure for an amount necessary to satisfy the borrower’s obligations to us. This could require increasing our allowance for credit losses to address the decrease in the value of the real estate securing our loans, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Unlike larger financial institutions that are more geographically diversified, our profitability depends primarily on the general economic conditions in our primary market area. Local economic conditions have a significant impact on our residential real estate, commercial real estate, construction, commercial business and consumer lending, including, the ability of borrowers to repay these loans and the value of the collateral securing these loans.

Deterioration in economic conditions could result in the following consequences, any of which could have a material adverse effect on our business, financial condition, liquidity and results of operations:

•	demand for our products and services may decrease;

•	loan delinquencies, problem assets and foreclosures may increase;

•	collateral for loans, especially real estate, may decline in value, thereby reducing customers’ future borrowing power, and reducing the value of assets and collateral associated with existing loans;

•	the value of our securities portfolio may decrease; and

•	the net worth and liquidity of loan guarantors may decrease, thereby impairing their ability to honor commitments made to us.

Moreover, a significant decline in general economic conditions, caused by inflation, acts of terrorism, an outbreak of hostilities or other international or domestic calamities or other factors beyond our control could further impact these local economic conditions and could further negatively affect our financial performance. In addition, deflationary pressures, while possibly lowering our operating costs, could have a significant negative effect on our borrowers, especially our business borrowers, and the values of underlying collateral securing loans, which could negatively affect our financial performance.

Our non-residential, non-owner-occupied real estate loans may expose us to increased credit risk.

At December 31, 2024, $112.6 million, or 35.1% of our total gross commercial real estate loan portfolio, consisted of loans secured by non-residential, non-owner-occupied real estate properties. At December 31, 2024, all of our non-residential, non-owner-occupied real estate loans were performing in accordance with their repayment terms. Loans secured by non-residential, non-owner-occupied properties generally expose a lender to greater risk of non-payment and loss than loans secured by non-residential, owner occupied properties because repayment of such loans depend primarily on the tenant’s continuing ability to pay rent to the property owner, who is our borrower, or, if the property owner is unable to find a tenant, the property owner’s ability to repay the loan without the benefit of a rental income stream. In addition, the physical condition of non-residential, non-owner-occupied properties is often below that of owner-occupied properties due to lenient property maintenance standards that negatively impact the value of the collateral properties. Furthermore, some of our non-residential, non-owner-occupied real estate loan borrowers have more than one loan outstanding with us. Consequently, an adverse development with respect to one credit relationship may expose us to a greater risk of loss compared to an adverse development with respect to a non-residential, owner-occupied or residential one- to four-family mortgage loan.

Our historical emphasis on residential mortgage loans exposes us to lending risks.

As of December 31, 2024, $161.3 million, or 29.5% of our total gross loan portfolio, was secured by residential, one- to four-family real estate loans and we intend to continue to make loans of this type. Residential, one- to four-family mortgage lending is generally sensitive to regional and local economic conditions that can significantly impact the ability of borrowers to meet their loan payment obligations, making loss levels difficult to predict. Declines in real estate values could cause some of our residential, one- to four-family mortgages to be inadequately collateralized, which would expose us to a greater risk of loss if we seek to recover on defaulted loans by selling the real estate collateral.

Deteriorating credit quality could adversely affect our earnings.

Our loan customers may not repay their loans according to their terms and the collateral securing the payment of these loans may be insufficient to pay any remaining loan balance. We therefore may experience significant loan losses, which could have a material adverse effect on our operating results. A downturn in the real estate market or the local economy could exacerbate this risk. We review our allowance for credit losses for loans and unfunded commitments on a quarterly basis to ensure that it sufficiently reflects management’s estimate of expected losses as of the valuation date.

Our investment portfolio may experience credit deterioration, which could have a material adverse effect on our operating results. Numerous factors, including the credit quality of the counterparty, adverse changes in business climate, adverse actions by regulators, lack of liquidity for re-sales of certain investment securities, or unanticipated changes in the competitive environment could have a negative effect on our investment portfolio or other assets in future periods. The existence of credit deterioration within the investment portfolio could cause us to add to our allowance for credit losses. We review our allowance for credit losses on our investment portfolio on a quarterly basis to ensure that it sufficiently reflects management’s estimate of expected losses inherent within the investment portfolio.

Material additions to our allowance for credit losses on loans, unfunded commitments, or the investment portfolio also would materially decrease our net income, and the charge-off of loans may cause us to increase the allowance for credit losses. We make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. We rely on our loan quality reviews, our experience and our evaluation of economic conditions, among other factors, in determining the amount of the allowance for credit losses on loans. We rely on underlying credit ratings of our investment portfolio, as well as other economic characteristics, to determine if a credit loss exists within our investment portfolio and whether an allowance for credit losses on investments is required. If our assumptions prove to be incorrect, our allowance for credit losses may not be sufficient to cover losses inherent in our loan, unfunded commitment, and investment portfolios, resulting in additions to our allowance for credit losses. Our increased focus on commercial loan originations has been one of the more significant factors we have taken into account in evaluating our allowance for credit losses and provision for credit losses. If we were to further increase the amount of commercial loans in our portfolio, we may decide to make increased provisions for credit losses. In addition, bank regulators periodically review our allowance for credit losses and may require us to increase our provision for credit losses or recognize further loan charge-offs, which may have a material adverse effect on our financial condition and results of operations.

We have extended off-balance sheet commitments to borrowers which expose us to credit and interest rate risk.

We enter into off-balance sheet arrangements in the normal course of business to meet the financing needs of our customers. These off-balance sheet arrangements include commitments to grant loans, unfunded commitments to fund loans and lines of credit, and commercial and standby letters of credit which would impact our liquidity and capital resources to the extent customers accept or use these commitments. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. Our exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments is represented by the contractual or notional amount of those instruments. We use the same credit policies in making commitments and conditional obligations as we do for on-balance sheet instruments.

Risks Related To Our Business

Low demand for real estate loans may lower our profitability.

Making loans secured by real estate, including residential, one- to four-family and commercial real estate, is our primary business and primary source of revenue. If customer demand for real estate loans decreases, our profits may decrease because our alternative investments, primarily securities, generally earn less income than real estate loans. Customer demand for loans secured by real estate could be reduced due to weaker economic conditions, an increase in unemployment, a decrease in real estate values or an increase in interest rates. If interest rates rise, loan demand may slow down, and deposit expenses may increase, which could lower our net interest income and profitability.

We depend on our executive officers and key personnel to implement our business strategy and could be harmed by the loss of their services.

We believe that our growth and future success will depend in large part upon the skills of our management team led by President and Chief Executive Officer, Kim C. Liddell, Executive Vice President Commercial Division, Jeff Werdein and Chief Financial Officer and Treasurer Taylor Gilden. The competition for qualified personnel in the financial services industry is intense, and the loss of our key personnel or an inability to continue to attract, retain and motivate key personnel could adversely affect our business. We cannot assure you that we will be able to retain our existing key personnel or attract additional qualified personnel. Although we have employment and retentions agreement with Messrs. Liddell, Werdein and Gilden, that contain a non-compete provision, the loss of the services of one or more of our executive officers and key personnel could impair our ability to continue to develop our business strategy.

Our risk management framework may not be effective in mitigating risk and reducing the potential for significant losses.

Our risk management framework is designed to minimize risk and loss to us and our customers. We seek to identify, measure, monitor, report and control our exposure to risk, including credit, interest rate, liquidity, price, operations, compliance, strategic, and reputation risks. We additionally segregate and assess information technology and human resource risks due to their complexity and over-arching risk profiles. While we deploy a diverse set of risk monitoring and mitigation techniques, including internal management and third-party engagement in risk processes; risk identification and mitigation processes are inherently limited because they cannot anticipate the existence or future development of currently unanticipated or unknown risks. Recent economic conditions and heightened legislative and regulatory scrutiny of the financial services industry, among other developments, have increased our level of risk. Accordingly, we could suffer losses as a result of our failure to properly anticipate and manage these risks.

The results of our operations may be adversely affected by environmental conditions.

During the course of making loans secured by real estate, we have acquired and may acquire in the future, property securing loans that are in default. There is a risk that we could be required to investigate and clean-up hazardous or toxic substances or chemical releases at such properties after acquisition in a foreclosure action, and that we may be held liable to a governmental entity or third parties for property damage, personal injury and investigation and clean-up costs incurred by such parties in connection with such contamination. In addition, the owner or former owners of contaminated sites may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from such property. An environmental assessment of real estate securing commercial loans is completed prior to loan closing. This initial assessment may indicate a higher level of testing is needed. The borrower is then required to have further testing and complete any remedial action recommended. To date, we have not been subject to any environmental claims. There can be no assurance, however, that this will remain the case in the future.

Our business strategy includes growth, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively. Growing our operations could also cause our expenses to increase faster than our revenues.

Our business strategy primarily focuses on loan growth, funded by deposits. Achieving such growth may require us to attract customers that currently bank at other financial institutions in our market area. Our ability to successfully grow will depend on a variety of factors, including our ability to attract and retain experienced bankers, the continued availability of desirable business opportunities, the level of competition from other financial institutions in our market area and our ability to manage our growth. Growth opportunities may not be available or we may not be able to manage our growth successfully. If we do not manage our growth effectively, our financial condition and operating results could be negatively affected. Accordingly, any such business expansion can be expected to negatively impact our earnings until certain economies of scale are reached. Furthermore, there can be considerable costs involved in opening branches or loan production offices and expanding lending capacity, and generally a period of time is required to generate the necessary revenues to offset these costs, especially in areas in which we do not have an established presence. Accordingly, any such business expansion can be expected to negatively impact our earnings until certain economies of scale are reached. Our expenses could be further increased if we encounter delays in the opening of new branches or loan production offices.

Acquisitions may disrupt our business and dilute stockholder value.

We continually evaluate merger and acquisition opportunities of other financial institutions. As a result, negotiations may take place and future mergers or acquisitions with consideration consistent of cash and/or equity securities may occur. We would seek acquisition partners that offer us either significant market presence or the potential to expand our market footprint and improve profitability through economies of scale or expanded services. Acquired other banks or businesses may have an adverse effect on our financial results and may involve various other risks commonly associated with acquisitions, including, among other things:

•	Payment of a premium over book and market values that may dilute our tangible book value and earnings per share in the short- and long-term;

•	Potential exposure to unknown or contingent liabilities of the target company, as well as potential asset quality problems of the target company;

•	Potential volatility in reported income associated with goodwill impairment losses;

•	Difficulty and expense of integrating the operations and personnel of the target company;

•	Inability to realize the expected revenue increases, cost savings, increases in geographic or product presence, and/or other projected benefits of acquisition;

•	Potential disruption to our business and diversion of our management’s time and attention;

•	The possible loss of key employees and customers of the target company; and

•	Potential changes in banking or tax laws or regulations that may affect the target company.

Competition in our primary market area may reduce our ability to attract and retain deposits and originate loans.

We operate in a competitive market for both attracting deposits, which is our primary source of funds, and originating loans. Our most direct competition for savings deposits has come from commercial banks, credit unions, savings banks and online banks. Competition has increased in our market areas as a result of new entrants to the Erie County market area. We face additional competition for depositors from non-depository competitors such as the mutual fund industry, securities and brokerage firms, insurance companies and the U.S. Department of the Treasury. Our competition for loans comes principally from commercial banks, savings banks, mortgage banking companies, credit unions, online retail mortgage lenders and other financial service companies. Competition for loan originations and deposits may limit our future growth and earnings prospects. Some of the institutions with which we compete have substantially greater resources than we have and may offer services that we do not provide. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability will depend upon our continued ability to compete successfully in our market areas.

Our asset size may make it more difficult for us to compete.

Our asset size may make it more difficult to compete with other financial institutions that are larger and can more easily afford to invest in the marketing and technologies needed to attract and retain customers. Because our principal source of income is the net interest income we earn on our loans and investments after deducting interest paid on deposits and other sources of funds, our ability to generate the revenues needed to cover our expenses and finance such investments is limited by the size of our loan and investment portfolios. Accordingly, we are not always able to offer new products and services as quickly as our competitors. Our lower earnings may also make it more difficult to offer competitive salaries and benefits. In addition, our smaller customer base may make it difficult to generate meaningful non-interest income from non-traditional banking activities. Finally, as a smaller institution, we are disproportionately affected by the continually increasing costs of compliance with new banking and other regulations.

Risks Related to Interest Rates and Liquidity

Changes in interest rates could adversely affect our results of operations and financial condition.

Our results of operations and financial condition are significantly affected by changes in interest rates. We derive our income primarily from the difference or “spread” between the interest earned on loans, securities and other interest-earning assets and interest paid on deposits, borrowings and other interest-bearing liabilities. In general, the larger the spread, the more we earn. When market interest rates change, the interest we receive on our assets and the interest we pay on our liabilities will fluctuate. This can cause decreases in our spread and can adversely affect our income.

From an interest rate risk perspective, we have generally been liability sensitive, which indicates that our liabilities generally re-price faster than assets. Our earnings have been adversely impacted by an increase in interest rates which occurred in 2022 and 2023 and remained elevated in 2024, because the majority of our interest-earning assets are long-term, fixed rate mortgage-related assets that did not re-price as long-term interest rates increase. If rates continue to rise, we would expect loan applications to decrease, prepayment speeds to slow down and the interest rate on our loan portfolio to remain static. Conversely, a majority of our interest-bearing liabilities have much shorter contractual maturities and are expected to re-price, resulting in increased interest expense. A significant portion of our deposits have no contractual maturities and are likely to re-price quickly as short-term interest rates increase. Therefore, in an increasing rate environment, our cost of funds is expected to increase more rapidly than the yields earned on our loan and securities portfolios. The impact on earnings is more adverse when the slope of the yield curve flattens or inverts, i.e. when short-term interest rates increase more than corresponding changes in long-term rates or when long-term rates decrease more than corresponding changes in short-term rates.

Changes in market interest rates could also reduce the value of our interest-earning assets including, but not limited to, our securities portfolio. In particular, the unrealized gains and losses on securities available for sale are reported, net of tax, in accumulated other comprehensive income which is a component of stockholders’ equity. As such, declines in the fair value of such securities resulting from increases in market interest rates may adversely affect stockholders’ equity.

In a decreasing interest rate environment, our earnings may increase or decrease. If long-term interest-earning assets do not re-price and interest rates on short-term deposits begin to decrease, earnings may rise. However, low interest rates on loan products may result in an increase in prepayments as borrowers would be incented to refinance their loans. If we cannot re-invest the funds received from prepayments at a comparable spread, net interest income could be reduced. Also, in a falling interest rate environment, certain categories of deposits may reach a point where market forces prevent further reduction in interest paid on those products. The net effect of these circumstances is reduced net interest income and possibly net interest rate spread.

We are subject to certain risks with respect to liquidity.

“Liquidity” refers to our ability to generate sufficient cash flows to support our operations and to fulfill our obligations, including commitments to originate and fund loans, to repay our wholesale borrowings and other liabilities and to satisfy the withdrawal of deposits by our customers. Our primary source of liquidity is our core deposit base, which is raised through our retail branch network. Our core deposits (which is defined as our deposits other than certificates of deposit greater than $250,000 and brokered certificates of deposit), represented 94.1% of total deposits at December 31, 2024. Additional available unused sources of liquidity include borrowings from the Federal Reserve of New York discount window, FHLBNY borrowings, brokered deposits and a line of credit with a correspondent bank. Liquidity is further provided by unencumbered, or unpledged, investment securities that totaled a fair value of $51.8 million at December 31, 2024. The availability of our line of credit with our correspondent bank may also be reduced or eliminated. Lastly, on February 27, 2025, the Federal Reserve Bank approved Lake Shore Savings Bank’s application for uncollateralized intraday credit with an effective date of March 6, 2025. With this uncollateralized intraday credit, certain transactions will not be rejected for which there are insufficient funds in Lake Shore Savings Bank’s Federal Reserve Master Account during normal hours of operation.

An inability to raise funds through deposits, borrowings, the sale of loans and/or investment securities and from other sources could have a substantial negative effect on our liquidity. Our most important source of funds consists of our customer deposits. Such deposit balances can decrease when customers perceive alternative investments, such as the stock market, as providing a better risk/return tradeoff. If customers move money out of bank deposits and into other investments, we could lose a relatively low-cost source of funds, which would require us to seek wholesale funding alternatives in order to continue to grow, thereby increasing our funding costs and reducing our net interest income and net income.

Our access to funding sources in amounts adequate to finance our activities could be impaired by factors that affect us specifically or the banking industry in general. Factors that could detrimentally impact our access to liquidity sources include regulatory restrictions, disruptions in the financial markets or negative views and expectations about the prospects for the banking industry.

Any decline in available funding could adversely impact our ability to continue to implement our strategic plan, including originate loans, invest in securities, meet our expenses, or to fulfill obligations such as repaying our borrowings or meeting deposit withdrawal demands, any of which could have a material adverse impact on our liquidity, business, financial condition and results of operations.

Adverse developments affecting the financial services industry, such as bank failures or concerns involving liquidity, may have a material effect on our operations.

Events relating to the failures of certain banking entities in March 2023, i.e. Silicon Valley Bank and Signature Bank, have caused general uncertainty and concern regarding the liquidity adequacy of the banking sector as a whole. Uncertainty may be compounded by the reach and depth of media attention, including social media, and its ability to disseminate concerns or rumors about any events of these kinds or other similar risks, and have in the past and may in the future lead to market-wide liquidity problems. These failures underscore the importance of maintaining diversified sources of funding as key measures to ensure the safety and soundness of a financial institution. As a result, market conditions and other external factors may impact the competitive landscape for deposits in the banking industry in an unpredictable manner. The current interest rate environment has increased competition for liquidity and the premium at which liquidity is available to meet funding needs.

Risks Related to Economic Conditions

High inflation levels could adversely impact our business and results of operations.

The national economy continues to experience elevated levels of inflation. As of December 31, 2024, the year over year consumer price index (“CPI”) increase was 2.9% primarily driven by increases in food, transportation, and shelter prices. High inflation, if sustained, could have an adverse effect on our business. The movement in interest rates in response to elevated levels of inflation has decreased the value of our securities portfolio since 2021, resulting in an increase in unrealized losses recorded in accumulated other comprehensive loss on the stockholders’ equity section of our balance sheet. In addition, inflation-driven increases in our levels of non-interest expense could negatively impact our results of operations. High inflation and increasing interest rates could also cause increased volatility in the business environment, which could adversely affect loan demand and borrowers’ ability to repay loans.

Changes in the Federal Reserve Board’s monetary or fiscal policies could adversely affect our results of operations and financial condition.

Our earnings will be affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve Board has, and is likely to continue to have, an important impact on the operating results of banks through its power to implement national monetary policy, among other things, in order to curb inflation or combat a recession. The Federal Reserve Board’s actions affect the levels of bank loans, investments and deposits through its control over the issuance of United States government securities, its regulation of the discount rate applicable to member banks, and its influence on other monetary and fiscal policies. The monetary policies of the Federal Reserve Board may be affected by certain policy initiatives of the new Administration, which has announced tariffs on certain U.S. trading partners (and has indicated additional tariffs and retaliatory tariffs against U.S. trading partners may be announced in the future) and has implemented stricter immigration policies. Although forecasts have varied, many economists are projecting that such policy initiatives may halt productivity growth and reduce available labor, creating inflationary pressures. Under such a scenario, the Federal Reserve Board may decide to maintain the federal funds rate at a relatively elevated level for a prolonged period of time. The extent and timing of the new Administration’s policy changes and their impact on the policies of the Federal Reserve Board, as well as our business and financial results, are uncertain at this time.

Risks Related to Operations

We face significant operational risks because of our reliance on technology. Our information technology systems may be subject to failure, interruption or security breaches.

The computer systems and network infrastructure we use could be vulnerable to hardware, software, and cybersecurity issues. Our operations are dependent on our ability to protect our computer equipment from fire, power loss, telecommunications failure or other similar catastrophic event. We could also experience a breach by intentional or negligent conduct on the part of employees or other internal or external sources, including our third parties, unknown third parties or through cyber-attacks. The risk of a breach can exist whether information systems and services are in our hosted data centers or in our third party’s data centers, including cloud-based computing services. Our operational risks include the risk of malfeasance by employees or persons outside our company, errors relating to transaction processing and technology, systems failures or interruptions, breaches of our internal control systems and compliance requirements, and business continuation and disaster recovery. There have been increasing efforts by third parties to breach data security at financial institutions. Such attacks include computer viruses, malicious or destructive code, phishing attacks, denial of service or information or other security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary and other information, damages to systems, or other material disruptions to network access or business operations. Breaches have occurred, and may occur again, in our systems and in the systems of our third-party vendors. The risks of cyber-threats continue to evolve and are substantially escalating, and we may be required to expend significant additional resources to continue to modify or enhance our protection measures to mitigate information security vulnerabilities or incidents. Cybersecurity and the continued enhancement of our controls and processes to protect our systems, data and networks from attacks, unauthorized access or significant damage remain a priority. The occurrence of any failures, interruptions or security breaches of information systems used to process customer transactions could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition, results of operations and cash flows.

We rely on third party vendors, which could expose us to and have exposed us to additional cybersecurity risks.

Third party vendors provide key components of our business infrastructure, including certain data processing and information services. Accordingly, our operations are exposed to the risks that these vendors will not perform in accordance with our contractual agreements with them, or if such an agreement is not renewed by the third-party vendor or is renewed on terms less favorable to us. If our third-party providers encounter difficulties, or if we have difficulty communicating with those service providers, our ability to adequately process and account for transactions could be affected, and our business operations could be adversely affected, which could have a material adverse effect on our financial condition and results of operations. Threats to information security also exist in the processing of customer information through various other vendors and their personnel. To our knowledge, the services and programs provided to us by third parties have not experienced any material security breaches. However, the existence of cyber-attacks or security breaches at third parties with access to our data, such as vendors, may not be disclosed to us in a timely manner.

We continually encounter technological change.

The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and reduce costs. Our future success depends, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in our operations. Our largest competitors have substantially greater resources to invest in technological improvements. Furthermore, new payment services developed and offered by non-financial institution competitors pose an increasing threat to the traditional payment services offered by financial institutions. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers and we may not be able to effectively deploy new technologies such as Artificial Intelligence to improve our operational efficiency. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse effect on us.

We may be subject to risks and losses resulting from fraudulent activities that could adversely impact our financial performance and results of operations.

As a bank, we are susceptible to fraudulent activity that may be committed against us or our clients, which may result in financial losses or increased costs to us or our clients, disclosure or misuse of our information or our client information, misappropriation of assets, privacy breaches against our clients, litigation or damage to our reputation. We are most subject to fraud and compliance risk in connection with the origination of loans, ACH transactions, wire transactions, ATM transactions, checking transactions, and debit cards that we have issued to our customers and through our online banking portals. We maintain a system of internal controls and insurance coverage to mitigate against such risks, including data processing system failures and errors, and customer fraud. If our internal controls fail to prevent or detect any such occurrence, or if any resulting loss is not insured or exceeds applicable insurance limits, it could have a material adverse effect on our business, financial condition and results of operations.

Risks Related To Laws and Regulations

Changes in laws and regulations and the cost of regulatory compliance with new laws and regulations may adversely affect our operations and/or increase our costs of operations.

Lake Shore Savings Bank and Lake Shore Bancorp are subject to extensive regulation, supervision and examination by the OCC and the Federal Reserve Board and following the charter conversion the NYSDFS, the FDIC and the Federal Reserve Board. Such regulation and supervision governs the activities in which an institution and its holding companies may engage and are intended primarily for the protection of federal deposit insurance funds and the depositors and borrowers of Lake Shore Savings Bank, rather than for our stockholders. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for credit losses. Lake Shore Savings Bank, Lake Shore Federal Bancorp and Lake Shore, MHC were all subject to enforcement actions with their regulators which were all lifted in late 2024 and 2025. For additional information regarding these enforcement actions, please see “Supervision and Regulation—Consent Order with the OCC and Written Agreement with the Federal Reserve Bank of Philadelphia.” These regulations, along with existing tax, accounting, securities, insurance and monetary laws, rules, standards, policies, and interpretations control the methods by which financial institutions conduct business, implement strategic initiatives and tax compliance, and govern financial reporting and disclosures. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations. Further, changes in accounting standards can be both difficult to predict and involve judgment and discretion in their interpretation by us and our independent accounting firms. These changes could materially impact, potentially even retroactively, how we report our financial condition and results of operations, and our interpretation of those changes.

Non-compliance with the USA PATRIOT Act, Bank Secrecy Act and related regulations may subject us to fines or sanctions.

The USA PATRIOT and Bank Secrecy Acts require financial institutions to develop programs to prevent financial institutions from being used for money laundering and terrorist activities. Once such activities are detected, financial institutions are obligated to file suspicious activity reports with the U.S. Treasury’s Office of Financial Crimes Enforcement Network. These rules require financial institutions to establish procedures for identifying and verifying the identity of customers that open new financial accounts. Failure to comply with these regulations could result in fines or sanctions.

We are subject to the Community Reinvestment Act (“CRA”) and fair lending laws, and failure to comply with these laws could lead to material penalties.

The CRA, the Equal Credit Opportunity Act, the Fair Housing Act, and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. The CFPB, the United States Department of Justice, and other federal agencies are responsible for enforcing these laws and regulations. A successful challenge to an institution’s performance under the CRA or fair lending laws and regulations could result in a wide variety of sanctions, including paying damages and civil money penalties, injunctive relief, imposition of restrictions on merger and acquisition activity, and restrictions on expansion activity. Private parties may also have the ability to challenge an institution’s performance under fair lending laws in private class action litigation.

We may be required to raise additional capital in the future, but that capital may not be available when it is needed, or it may only be available on unacceptable terms, which could adversely affect our financial condition and results of operations.

We are required by federal regulatory authorities to maintain adequate levels of capital to support our operations. We may at some point, however, need to raise additional capital to support continued growth or be required by our regulators to increase our capital resources. Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside of our control, and on our financial performance. Accordingly, we may not be able to raise additional capital, if needed, on terms acceptable to us. If we cannot raise additional capital when needed, our ability to further expand our operations and pursue our growth strategy could be materially impaired and our financial condition and liquidity could be materially and adversely affected. In addition, if we are unable to raise additional capital when required by our bank regulators, we may be subject to adverse regulatory action.

The Federal Reserve Board may require us to commit capital resources to support Lake Shore Savings Bank, and we may not have sufficient access to such capital resources.

Federal law requires that a holding company act as a source of financial and managerial strength to its subsidiary bank and to commit resources to support such subsidiary bank. Under the “source of strength” doctrine, the Federal Reserve Board may require a holding company to make capital injections into a troubled subsidiary bank and may charge the holding company with engaging in unsafe and unsound practices for failure to commit resources to a subsidiary bank. A capital injection may be required at times when the holding company may not have the resources to provide it and therefore may be required to attempt to borrow the funds or raise capital. Any loans by a holding company to its subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a holding company’s bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the institution’s general unsecured creditors, including the holders of its note obligations. Thus, any borrowing that must be done by Lake Shore Bancorp to make a required capital injection becomes more difficult and expensive and could have an adverse effect on our business, financial condition and results of operations. Moreover, it is possible that we will be unable to borrow funds when we need to do so.

We qualify as a smaller reporting company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to smaller reporting companies could make our common stock less attractive to investors.

We are a smaller reporting company, and, for as long as we continue to qualify as a smaller reporting company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to smaller reporting companies, including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and two years of audited financial statements in our annual report instead of three years. As long as we are a smaller reporting company that is also not an accelerated filer, we will not be subject to Section 404(b) of the Sarbanes-Oxley Act, which requires that our independent registered public accounting firm review and attest as to the effectiveness of our internal control over financial reporting. In addition, as a non-accelerated filer, we will have longer deadlines to file our periodic reports with the Securities and Exchange Commission.

We would remain a smaller reporting company and a non-accelerated filer for so long as our voting and non-voting equity held by non-affiliates (“public float”) is less than $250 million or our annual revenues are less than $100 million and our public float is less than $700 million. Public float is determined each year as of the end of a company’s second fiscal quarter applicable at the end of the fiscal year involved.

As a result of our smaller reporting company status and non-accelerated filer status, our stockholders may not have access to certain information they may deem important, and investors may find our common stock less attractive if we choose to rely on these exemptions. This could result in a less active trading market for our common stock and the price of our common stock may be more volatile.

Other Risks Related to Our Business

We are a community bank and our ability to maintain our reputation, which is critical to the success of our business, may materially adversely affect our performance.

We are a community bank, and our reputation is one of the most valuable components of our business. A key component of our business strategy is to rely on our reputation for customer service and knowledge of local markets to expand our presence by capturing new business opportunities from existing and prospective customers in our market area and contiguous areas. Threats to our reputation can come from many sources, including adverse sentiment about financial institutions generally, unethical practices, employee misconduct, failure to deliver minimum standards of service or quality, compliance deficiencies, cybersecurity incidents and questionable or fraudulent activities of our customers. Lake Shore Savings Bank, Lake Shore Federal Bancorp and Lake Shore, MHC were all subject to enforcement actions with their regulators which were all lifted in late 2024 and 2025. Negative publicity regarding our business, employees, or customers, with or without merit, may result in the loss of customers and employees, costly litigation and increased governmental regulation, any or all of which could adversely affect our business and operating results.

Legal and regulatory proceedings and related matters could adversely affect us.

We have been and may in the future become involved in legal and regulatory proceedings. We consider most of the proceedings to be in the normal course of our business or typical for the industry; however, it is inherently difficult to assess the outcome of these matters, and we may not prevail in any proceedings or litigation. There could be substantial costs and management diversion in such litigation and proceedings, and any adverse determination could have a materially adverse effect on our business, brand or image, or our financial condition and results of our operations.

Severe weather, acts of terrorism, geopolitical and other external events could impact our ability to conduct business.

Weather-related events have adversely impacted our market area in recent years, especially areas located near flood prone areas. Such events that may cause significant flooding and other storm-related damage may become more common events in the future. Financial institutions have been, and continue to be, targets of terrorist threats aimed at compromising operating and communication systems. Such events could cause significant damage, impact the stability of our facilities and result in additional expenses, impair the ability of our borrowers to repay their loans, reduce the value of collateral securing repayment of our loans, and result in the loss of revenue. While we have established and regularly test disaster recovery procedures, the occurrence of any such event could have a material adverse effect on our business, operations and financial condition. Additionally, financial markets may be adversely affected by the current or anticipated impact of military conflict, including wars in Russia and Ukraine, and the Middle East, terrorism or other geopolitical events.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud, and, as a result, stockholders and depositors could lose confidence in our financial reporting, which could adversely affect our business, the trading price of our stock and our ability to attract additional deposits.

Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the rules and regulations of the Securities and Exchange Commission (the “SEC”), requires us to evaluate our internal control over financial reporting and provide an annual management report on our internal control over financial reporting, including, among other matters, management’s assessment of the effectiveness of internal control over financial reporting. We have established a process to document and evaluate its internal controls over financial reporting in order to satisfy the Sarbanes-Oxley Act and related regulations, which require management consideration of our internal controls over financial reporting on an annual basis. In this regard, management has dedicated internal resources and adopted a detailed work plan to (i) assess and document the adequacy of internal controls over financial reporting, (ii) take steps to improve control processes, where appropriate, (iii) validate through testing that controls are functioning as documented and (iv) maintain a continuous internal reporting and improvement process for internal control over financial reporting. Our management and Audit Committee have made compliance with Section 404 a high priority. We cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Any failure to implement appropriate new or improved controls in response to changes in financial processes or reporting, or difficulties encountered in their implementation could harm our operating results or cause us to fail to meet our reporting obligations. If we fail to correct any significant deficiencies in the design or operating effectiveness of internal controls over financial reporting or fails to prevent fraud, current and potential stockholders and depositors could lose confidence in our financial reporting, which could harm our business and the trading price of our stock.

Risks Related to the Stock Offering

We will have a relatively high capital level after the completion of the conversion and stock offering. We expect our return on equity will be low following the stock offering, which could negatively affect the trading price of our shares of common stock.

Net income divided by average stockholders’ equity, known as “return on equity,” is a ratio many investors use to compare the performance of financial institutions. Our return on average equity was 5.62% for the year ended December 31, 2024, and 5.78% for the year ended December 31, 2023. Our consolidated average equity to average assets was 12.43% for the for the year ended December 31, 2024, and 11.62% for the year ended December 31, 2023. At December 31, 2024, our total stockholders’ equity was $89.9 million. Assuming the completion of the conversion and stock offering, our pro forma stockholders’ equity at December 31, 2024 is estimated to range from $125.4 million at the minimum of the offering range to $145.9 million at the adjusted maximum of the offering range. We expect our return on equity to be lower than our peers unless and until we are able to leverage our capital including the additional capital from the stock offering. Our return on equity also will be negatively affected by added expenses associated with our employee stock ownership plan and the stock-based benefit plans we intend to adopt. Unless and until we can increase our earnings and leverage our capital, including the capital to be raised in the conversion and stock offering, we expect that our return on equity will be low, which may reduce the trading price of our shares of common stock.

The future price of our shares of common stock may be less than the $10.00 purchase price per share in the stock offering.

If you purchase shares of common stock in the stock offering, you may not be able to sell them later at or above the $10.00 purchase price. In many cases, shares of common stock issued by newly converted savings institutions or mutual holding companies have traded below the initial offering price. The aggregate purchase price of the shares of common stock sold in the stock offering will be based on an independent appraisal. The independent appraisal is not intended, and should not be construed, as a recommendation of any kind as to the advisability of purchasing shares of common stock. The independent appraisal is based on certain estimates, assumptions and projections, all of which are subject to change from time to time. After the shares begin trading, the trading price of our common stock will be determined by the marketplace, and may be influenced by many factors, including prevailing interest rates, the overall performance of the economy, changes in federal tax laws, new regulations, investor perceptions of Lake Shore Bancorp and the outlook for the financial services industry in general. Price fluctuations in our common stock may be unrelated to our operating performance.

We have broad discretion in using the proceeds of the stock offering. Our failure to effectively deploy the net proceeds may have an adverse effect on our financial performance.

We intend to invest between $20.2 million and $31.9 million of the net proceeds of the stock offering in Lake Shore Bank. We also expect to use a portion of the net proceeds we retain to fund a loan to our employee stock ownership plan to purchase shares of common stock in the stock offering. We may use the remaining net proceeds to invest in short-term investments and for general corporate purposes, including repurchasing shares of our common stock and paying dividends. Lake Shore Bank may use the net proceeds it receives to fund new loans, reduce wholesale borrowings, to potentially restructure a small portion of its investment portfolio, expand its retail banking franchise by establishing or acquiring new branches, establishing loan production offices or by acquiring other financial institutions or other financial services companies, or for other general corporate purposes. However, except for funding the loan to the employee stock ownership plan, we have not allocated specific amounts of the net proceeds for any of these purposes, and we will have broad discretion in determining the amount of the net proceeds we apply to different uses and when we apply or reinvest such proceeds. We have not established a timetable for investing the net proceeds, and we cannot predict how long we will require to invest the net proceeds. Our failure to reinvest these funds effectively would reduce our profitability and may adversely affect the value of our common stock.

Our stock-based benefit plans will increase our expenses and reduce our income.

We intend to adopt one or more new stock-based benefit plans after the conversion and stock offering, subject to stockholder approval, which will increase our annual compensation and benefit expenses related to the stock options and stock awards granted to participants under the new stock-based benefit plans. The actual amount of these new stock-related compensation and benefit expenses will depend on the number of options and stock awards granted under the plans, the fair market value of our stock or options on the date of grant, the vesting period, and other factors which we cannot predict at this time. If we adopt stock-based benefit plans within 12 months following the conversion and stock offering, the shares of common stock reserved for issuance pursuant to awards of restricted stock and grants of options under such plans would be limited to 4% and 10%, respectively, of the total shares of our common stock sold in the stock offering. If we adopt stock-based benefit plans more than 12 months after the completion of the conversion and stock offering, we may award restricted shares of common stock or grant options in excess of these amounts, which would further increase costs.

In addition, we will recognize expense for our employee stock ownership plan when shares are committed to be released to participants’ accounts, and we will recognize expense for restricted stock awards and stock options over the vesting period of awards made to recipients. The expense in the first year following the stock offering for our employee stock ownership plan and for our new stock-based benefit plans, assuming such plans had been implemented at the beginning of the year, is estimated to be approximately $1.5 million ($1.2 million after tax) at the adjusted maximum of the offering range as set forth in the pro forma financial information under “Pro Forma Data,” assuming the $10.00 per share purchase price as fair market value. Actual expenses, however, may be higher or lower, depending on the price of our common stock. For further discussion of our proposed stock-based plans, see “Management—Benefits to be Considered Following Completion of the Conversion and Stock Offering.”

The implementation of stock-based benefit plans may dilute your ownership interest. Historically, stockholders have approved these stock-based benefit plans.

We intend to adopt one or more new stock-based benefit plans following the conversion and stock offering. These plans may be funded either through open market purchases of our common stock or from the issuance of authorized but unissued shares of common stock. Our ability to repurchase shares of our common stock to fund these plans will be subject to many factors, including applicable regulatory restrictions on stock repurchases, the availability of stock in the market, the trading price of our stock, our capital levels, alternative uses for our capital and our financial performance. While our intention is to fund the new stock-based benefit plans through open market purchases, stockholders would experience a 5.97% dilution in ownership interest if newly issued shares of our common stock are used to fund stock options in an amount equal to 10% of the shares sold in the stock offering, and all such stock options are exercised, and a 2.48% dilution in ownership interest if newly issued shares of our common stock are used to fund shares of restricted common stock in an amount equal to 4% of the shares sold in the stock offering. Such dilution would also reduce earnings per share. If we adopt the plans more than 12 months following the conversion and stock offering, new stock-based benefit plans would not be subject to these limitations and stockholders could experience greater dilution.

Although the implementation of new stock-based benefit plans would be subject to stockholder approval, historically, the overwhelming majority of stock-based benefit plans adopted by savings institutions and their holding companies following mutual-to-stock conversions have been approved by stockholders.

We have not determined when we will adopt one or more new stock-based benefit plans. Stock-based benefit plans adopted more than 12 months following the completion of the conversion and stock offering may exceed regulatory restrictions on the size of stock-based benefit plans adopted within 12 months, which would further increase our costs.

If we adopt stock-based benefit plans more than 12 months following the completion of the conversion and stock offering, then grants of shares of common stock or stock options under our proposed stock-based benefit plans may exceed 4% and 10%, respectively, of shares of common stock sold in the stock offering. Stock-based benefit plans that provide for awards in excess of these amounts would increase our costs beyond the amounts estimated in “—Our stock-based benefit plans will increase our expenses and reduce our income.” Stock-based benefit plans that provide for awards in excess of these amounts could also result in dilution to stockholders in excess of that described in “—The implementation of stock-based benefit plans may dilute your ownership interest. Historically, stockholders have approved these stock-based benefit plans.” Although the implementation of stock-based benefit plans would be subject to stockholder approval, the timing of the implementation of such plans will be at the discretion of our board of directors.

Various factors may make takeover attempts more difficult to achieve.

Certain provisions of our articles of incorporation and bylaws and federal banking laws, including regulatory approval requirements, could make it more difficult for a third party to acquire control of Lake Shore Bancorp without our board of directors’ approval. Under regulations applicable to the conversion and stock offering, for a period of three years following completion of the conversion and stock offering, no person may offer to acquire or acquire beneficial ownership of more than 10% of our common stock without prior approval of the Federal Reserve Board. Under federal law, subject to certain exemptions, a person, entity or group must notify the Federal Reserve Board and receive the Federal Reserve Board’s non-objection before acquiring control of a bank holding company, such as Lake Shore Bancorp. There also are provisions in our articles of incorporation and bylaws that we may use to delay or block a takeover attempt, including a provision that prohibits any person from voting more than 10% of our outstanding shares of common stock. Furthermore, shares of restricted stock and stock options that we may grant to employees and directors, stock ownership by our management and directors and other factors may make it more difficult for companies or persons to acquire control of Lake Shore Bancorp without the consent of our board of directors. Taken as a whole, these statutory or regulatory provisions and provisions in our articles of incorporation and bylaws could result in our being less attractive to a potential acquirer and therefore could adversely affect the market price of our common stock. For additional information, see “Restrictions on Acquisition of Lake Shore Bancorp, Inc.” and “Management—Benefits to be Considered Following Completion of the Conversion and Stock Offering.”

Our articles of incorporation provide that, subject to limited exception, state and federal courts in the State of Maryland are the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, and other employees.

The articles of incorporation of Lake Shore Bancorp provide that, unless Lake Shore Bancorp consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Lake Shore Bancorp, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Lake Shore Bancorp to Lake Shore Bancorp or its stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Maryland General Corporation Law, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be a state or federal court located within the State of Maryland, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. This exclusive forum provision, which does not apply to claims arising under the federal securities laws, may limit a stockholder’s ability to bring a claim in a judicial forum it finds favorable for disputes with Lake Shore Bancorp and its directors, officers, and other employees or may cause a stockholder to incur additional expense by having to bring a claim in a judicial forum that is distant from where the stockholder resides, or both. In addition, if a court were to find this exclusive forum provision to be inapplicable or unenforceable in a particular action, we may incur additional costs associated with resolving the action in another jurisdiction, which could have a material adverse effect on our financial condition and results of operations.

There may be a limited trading market in our shares of common stock, which would hinder your ability to sell our common stock and may lower the market price of our common stock.

We expect that our common stock will be listed on the Nasdaq Global Market under the symbol “LSBK” upon the completion of the conversion and stock offering. The development of an active trading market depends on the existence of willing buyers and sellers, the presence of which is not within our control, or that of any market maker. The number of active buyers and sellers of the shares of common stock at any particular time may be limited. Under such circumstances, you could have difficulty selling your shares of common stock on short notice, and, therefore, you should not view the shares of common stock as a short-term investment. Purchasers of common stock in this offering should have long-term investment intent and should recognize that there may be a limited trading market in the common stock. This may make it difficult to sell the common stock after the completion of the conversion and stock offering and may have an adverse impact on the price at which the common stock can be sold.

You may not revoke your decision to purchase Lake Shore Bancorp common stock in the subscription offering or any community offering after you send us your order.

Funds submitted or automatic withdrawals authorized in connection with the purchase of shares of common stock in the subscription offering and in any community offering will be held by us until the completion or termination of the conversion and stock offering, including any extension of the expiration date and consummation of any syndicated community offering. Because completion of the conversion and stock offering will be subject to regulatory approvals and an update of the independent appraisal prepared by RP Financial, among other factors, there may be one or more delays in completing the conversion and stock offering. Orders submitted in the subscription offering and in any community offering are irrevocable, and purchasers will have no access to their funds unless the stock offering is terminated, or extended beyond August 8, 2025, or the number of shares to be sold in the stock offering is increased to more than 6,612,500 shares or decreased to less than 4,250,000 shares.

Risks Related to the Offering and the Exchange

The market value of Lake Shore Bancorp common stock received in the share exchange may be less than the market value of Lake Shore Federal Bancorp common stock exchanged.

The number of shares of Lake Shore Bancorp common stock you receive will be based on an exchange ratio that will be determined as of the date of completion of the conversion and offering. The exchange ratio will be based on the percentage of Lake Shore Federal Bancorp common stock held by the public before the completion of the conversion and offering, the final independent appraisal of Lake Shore Bancorp common stock prepared by RP Financial and the number of shares of common stock sold in the offering. The exchange ratio will ensure that public stockholders of Lake Shore Federal Bancorp common stock will own the same percentage of Lake Shore Bancorp common stock after the conversion and offering as they owned of Lake Shore Federal Bancorp common stock immediately before completion of the conversion and offering (excluding any new shares purchased by them in the offering and their receipt of cash in lieu of fractional exchange shares, any adjustment to reflect certain assets held by Lake Shore MHC). The exchange ratio will not depend on the market price of Lake Shore Federal Bancorp common stock.

The exchange ratio ranges from 1.1632 shares at the minimum and 1.5738 (1.8098 at the adjusted maximum) shares at the maximum of the offering range of Lake Shore Bancorp common stock per share of Lake Shore Federal Bancorp common stock. Shares of Lake Shore Bancorp common stock issued in the share exchange will have an initial value of $10.00 per share. Depending on the exchange ratio and the market value of Lake Shore Federal Bancorp common stock at the time of the exchange, the initial market value of the Lake Shore Bancorp common stock that you receive in the share exchange could be less than the market value of the Lake Shore Federal Bancorp common stock that you currently own. Based on the most recent closing price of Lake Shore Federal Bancorp common stock before the date of this proxy statement/prospectus, which was $14.85, the initial value of the Lake Shore Bancorp common stock you receive in the share exchange would be less than the market value of the Lake Shore Federal Bancorp common stock you currently own if we closed at the minimum or midpoint of the offering.

INFORMATION ABOUT THE SPECIAL MEETING

General

This proxy statement/prospectus is being furnished to you in connection with the solicitation by the board of directors of Lake Shore Federal Bancorp of proxies to be voted at the special meeting of stockholders to be held at Lake Shore Savings Bank, located at 31 East Fourth Street, Dunkirk, New York 14048, on July 1, 2025, at 8:30 a.m., Eastern Time, and any adjournment or postponement thereof.

The purpose of the special meeting is to consider and vote upon the Amended and Restated Plan of Conversion and Reorganization of Lake Shore, MHC (the “plan of conversion”).

In addition, stockholders will vote on a proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve the proposal. Stockholders also will vote on informational proposals with respect to the articles of incorporation of Lake Shore Bancorp.

Voting for or against approval of the plan of conversion includes a vote for or against the conversion of Lake Shore, MHC to a stock holding company as contemplated by the plan of conversion. Voting in favor of the plan of conversion will not obligate you to purchase any shares of common stock in the stock offering and will not affect the balance, interest rate or federal deposit insurance of any deposits at Lake Shore Savings Bank.

Who Can Vote at the Meeting

You are entitled to vote your Lake Shore Federal Bancorp common stock if our records show that you held your shares as of the close of business on May 5, 2025. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name and these proxy materials are being forwarded to you by your broker or nominee. As the beneficial owner, you have the right to direct your broker or nominee how to vote.

As of May 5, 2025, Lake Shore Federal Bancorp had 5,759,172 shares of common stock outstanding, of which 3,636,875 shares, or 63.1%, were owned by Lake Shore, MHC, and the remaining 2,122,297 shares were owned by the public. Each share of common stock has one vote.

Attending the Meeting

If you are a stockholder as of the close of business on May 5, 2025, you may attend the meeting. However, if you hold your shares in street name, you will need proof of ownership to be admitted to the meeting. A recent brokerage statement or a letter from a bank or broker are examples of proof of ownership. If you want to vote your shares of Lake Shore Federal Bancorp common stock held in street name in person at the meeting, you will have to get a written proxy in your name from the broker, bank or other nominee who holds your shares.

Quorum; Vote Required

The special meeting will be held only if there is a quorum. A quorum exists if a majority of the outstanding shares of common stock entitled to vote, represented in person or by proxy, is present at the meeting. If you return valid proxy instructions or attend the meeting in person, your shares will be counted for purposes of determining whether there is a quorum, even if you abstain from voting. Broker non-votes also will be counted for purposes of determining the existence of a quorum. A broker non-vote occurs when a broker, bank or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner.

Proposal 1: Approval of the Plan of Conversion and Reorganization. We must obtain the affirmative vote of the holders of (i) two-thirds of the outstanding common stock of Lake Shore Federal Bancorp entitled to be cast at the special meeting, including shares held by Lake Shore, MHC, and (ii) a majority of the outstanding shares of common stock of Lake Shore Federal Bancorp entitled to be cast at the special meeting, other than shares held by Lake Shore, MHC.

Proposal 2: Approval of the Adjournment of the Special Meeting. We must obtain the affirmative vote of at least a majority of the votes cast by Lake Shore Federal Bancorp stockholders entitled to vote at the special meeting to adjourn the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve the proposal to approve the plan of conversion.

Informational Proposals 3 through 5: Informational Proposals Relating to Articles of Incorporation of Lake Shore Bancorp. The provisions of Lake Shore Bancorp’s articles of incorporation that are summarized as informational proposals were approved as part of the process in which the board of directors of Lake Shore Federal Bancorp approved the plan of conversion. These proposals are informational only because the Federal Reserve Board’s regulations governing mutual-to-stock conversions do not provide for votes on matters other than the plan of conversion. While we are asking you to vote with respect to each of the informational proposals, the proposed provisions for which an informational vote is requested will become effective if stockholders approve the plan of conversion, regardless of whether stockholders vote to approve any or all of the informational proposals. The provisions of Lake Shore Bancorp’s articles of incorporation that are summarized as informational proposals may have the effect of deterring or rendering more difficult attempts by third parties to obtain control of Lake Shore Bancorp, if such attempts are not approved by the board of directors, or may make the removal of the board of directors or management, or the appointment of new directors, more difficult.

Other Matters. We must obtain the affirmative vote of the majority of the votes cast by holders of outstanding shares of common stock of Lake Shore Federal Bancorp. At this time, we know of no other matters that may be presented at the special meeting.

Shares Held by Lake Shore, MHC and Our Officers and Directors

As of May 5, 2025, Lake Shore, MHC beneficially owned 3,636,875 shares of Lake Shore Federal Bancorp common stock, or approximately 63.1% of our outstanding shares. We expect that Lake Shore, MHC will vote all of its shares in favor of each of Proposal 1 – Approval of the Plan of Conversion and Reorganization, Proposal 2—Approval of the Adjournment of the Special Meeting, and Informational Proposals 3 through 5.

As of May 5, 2025, our officers and directors beneficially owned 238,136 shares of Lake Shore Federal Bancorp common stock (excluding exercisable options), or approximately 4.1% of our outstanding shares and 11.2% of the outstanding shares held by stockholders other than Lake Shore, MHC.

Voting by Proxy

Our board of directors is sending you this proxy statement/prospectus to request that you allow your shares of Lake Shore Federal Bancorp common stock to be represented at the special meeting by the persons named in the enclosed proxy card. All shares of Lake Shore Federal Bancorp common stock represented at the meeting by properly executed and dated proxies will be voted according to the instructions indicated on the proxy card. If you sign, date and return a proxy card without giving voting instructions, your shares will be voted as recommended by our board of directors. Our board of directors recommends that you vote “FOR” approval of the Plan of Conversion, “FOR” approval of the adjournment of the special meeting, if necessary, and “FOR” approval of each of the Informational Proposals 3 through 5.

If any matters not described in this proxy statement/prospectus are properly presented at the special meeting, the board of directors will use their judgment to determine how to vote your shares. We do not know of any other matters to be presented at the special meeting.

If your Lake Shore Federal Bancorp common stock is held in street name, you will receive instructions from your broker, bank or other nominee that you must follow to have your shares voted. Your broker, bank or other nominee may allow you to deliver your voting instructions via the telephone or the Internet. Refer to the instruction form provided by your broker, bank or other nominee that accompanies this proxy statement/prospectus.

Revocability of Proxies

You may revoke your proxy at any time before the vote is taken at the special meeting. To revoke your proxy, you must advise the corporate secretary of Lake Shore Federal Bancorp in writing before your common stock has been voted at the special meeting, deliver a signed, later-dated proxy or attend the special meeting and vote your shares in person. Attendance at the special meeting will not in itself constitute revocation of your proxy.

Solicitation of Proxies

This proxy statement/prospectus and the accompanying proxy card are being furnished to you in connection with the solicitation of proxies for the special meeting by the board of directors. Lake Shore Federal Bancorp will pay the costs of soliciting proxies from its stockholders. To the extent necessary to permit approval of the plan of conversion and the other proposals being considered, Laurel Hill Advisory Group, LLC, our proxy solicitor, and directors, officers or employees of Lake Shore Federal Bancorp and Lake Shore Savings Bank may solicit proxies by mail, telephone and other forms of communication. We will reimburse such persons for their reasonable out-of-pocket expenses incurred in connection with such solicitation. For its services as information agent and stockholder proxy solicitor, we will pay to Laurel Hill Advisory Group, LLC a fee of $5,000, plus out-of-pocket expenses and charges for telephone calls made and received in connection with the solicitation.

We will also reimburse banks, brokers, nominees and other fiduciaries for the expenses they incur in forwarding the proxy materials to you.

Participants in the Employee Stock Ownership Plan

If you participate in Lake Shore Bancorp, Inc. Employee Stock Ownership Plan, you will receive a voting instruction form that reflects all shares you may direct the trustees to vote on your behalf under the plan. Under the terms of the Employee Stock Ownership Plan, the Employee Stock Ownership Plan trustee votes all shares held by the Employee Stock Ownership Plan, but each Employee Stock Ownership Plan participant may direct the trustee how to vote the shares of common stock allocated to his or her account. The Employee Stock Ownership Plan trustee, subject to the exercise of its fiduciary duties, will vote all unallocated shares of Lake Shore Federal Bancorp common stock held by the Employee Stock Ownership Plan and allocated shares for which no voting instructions are received in the same proportion as shares for which it has received timely voting instructions. The deadline for returning your voting instructions to the trustee is 5:00 p.m. Eastern Time on June 24, 2025.

The board of directors unanimously recommends that you sign, date and mark the enclosed proxy “FOR” approval of each of the above described proposals, including the adoption of the plan of conversion, and return it in the enclosed envelope today. Voting the proxy card will not prevent you from voting in person at the special meeting. For information on submitting your proxy, refer to the instructions on the enclosed proxy card.

Your prompt vote is very important. Failure to vote will have the same effect as voting against the plan of conversion.

PROPOSAL 1 — APPROVAL OF THE PLAN OF CONVERSION AND REORGANIZATION

The boards of directors of Lake Shore Federal Bancorp and Lake Shore, MHC have approved the Amended and Restated Plan of Conversion and Reorganization of Lake Shore, MHC, referred to herein as the “plan of conversion.” The plan of conversion must also be approved by the members of Lake Shore, MHC and the stockholders of Lake Shore Federal Bancorp, and is subject to the satisfaction of certain other conditions. Special meetings of members and stockholders have been called for this purpose. We have received the approval of the Federal Reserve Board with respect to the conversion and with respect to Lake Shore Bancorp becoming the bank holding company for Lake Shore Bank. We have received the approval of the NYSDFS and the FDIC with respect to the conversion of Lake Shore Savings Bank’s charter to a New York commercial bank, including amending and restating Lake Shore Bank’s organization certificate to, among other things, establish a liquidation account. Any approval by the Federal Reserve Board, the FDIC or the NYSDFS does not constitute a recommendation or endorsement of the plan of conversion.

The board of directors unanimously recommends that you vote “FOR” approval of the plan of conversion and Reorganization of Lake Shore, MHC.

Exchange of Existing Stockholders’ Stock Certificates

The conversion of existing outstanding shares of Lake Shore Federal Bancorp common stock into the right to receive shares of Lake Shore Bancorp common stock will occur automatically at the completion of the conversion. As soon as practicable after the completion of the conversion, our transfer agent will send a transmittal form to each public stockholder of Lake Shore Federal Bancorp who holds physical stock certificates. The transmittal form will contain instructions on how to surrender certificates evidencing Lake Shore Federal Bancorp common stock in exchange for shares of Lake Shore Bancorp common stock in book entry form, to be held electronically on the books of our transfer agent. Lake Shore Bancorp will not issue stock certificates. We expect that a statement reflecting your ownership of shares of common stock of Lake Shore Bancorp common stock will be distributed within five business days after the transfer agent receives properly executed transmittal forms, Lake Shore Federal Bancorp stock certificates and other required documents. Shares held by public stockholders in street name (such as in a brokerage account) or electronically with our transfer agent in “book entry” form will be exchanged automatically upon the completion of the conversion; no transmittal forms will be mailed relating to these shares.

No fractional shares of Lake Shore Bancorp common stock will be issued to any public stockholder of Lake Shore Federal Bancorp when the conversion is completed. For each fractional share that would otherwise be issued to a stockholder who holds a stock certificate, we will pay by check an amount equal to the product obtained by multiplying the fractional share interest to which the holder would otherwise be entitled by the $10.00 offering purchase price per share. Payment for fractional shares will be made as soon as practicable after the receipt by the transfer agent of the transmittal forms and the surrendered Lake Shore Federal Bancorp stock certificates. If your shares of common stock are held in street name, you will automatically receive cash in lieu of fractional shares in your account.

Do not forward your stock certificates until you have received transmittal forms, which will include forwarding instructions. After the conversion, stockholders will not receive new shares of Lake Shore Bancorp common stock until existing certificates representing existing shares of Lake Shore Federal Bancorp common stock are surrendered for exchange in compliance with the terms of the transmittal form. Each certificate that represents shares of Lake Shore Federal Bancorp common stock outstanding at the effective date of the conversion will be considered to evidence ownership of shares of Lake Shore Bancorp common stock into which those shares have been converted by virtue of the conversion.

If a certificate for Lake Shore Federal Bancorp common stock has been lost, stolen or destroyed, our transfer agent will issue a new stock certificate upon receipt of appropriate evidence as to the loss, theft or destruction of the certificate, appropriate evidence as to the ownership of the certificate by the claimant, and appropriate and customary indemnification, which is normally effected by the purchase of a bond from a surety company at the stockholder’s expense.

All shares of Lake Shore Bancorp common stock that we issue in exchange for existing shares of Lake Shore Federal Bancorp common stock will be considered to have been issued in full satisfaction of all rights pertaining to such shares of common stock, subject, however, to our obligation to pay any dividends or make any other distributions with a record date before the effective date of the conversion that may have been declared by us on or before the effective date, and that remain unpaid at the effective date.

General

Pursuant to the plan of conversion, our organization will convert from the mutual holding company form of organization to the fully stock form. Lake Shore, MHC will be merged into Lake Shore Federal Bancorp and will cease to exist. Lake Shore Federal Bancorp, the sole stockholder of Lake Shore Savings Bank, will then merge into Lake Shore Bancorp, a new Maryland corporation, and Lake Shore Federal Bancorp will cease to exist. Simultaneously with the merger of Lake Shore Federal Bancorp with and into Lake Shore Bancorp, Lake Shore Savings Bank will convert from a federal savings bank into a New York-chartered commercial bank that will be renamed Lake Shore Bank. As part of the conversion and stock offering, the ownership interest of Lake Shore, MHC in Lake Shore Federal Bancorp will be offered for sale in the stock offering. When the conversion and stock offering is completed, Lake Shore Bancorp will own all of the outstanding common stock of Lake Shore Bank and public stockholders of Lake Shore Bancorp will own all of the outstanding common stock of Lake Shore Bancorp. A diagram of our corporate structure before and after the conversion and stock offering is set forth in the “Summary” section of this proxy statement/prospectus.

Under the plan of conversion, upon the completion of the conversion and stock offering, each share of Lake Shore Federal Bancorp common stock owned by persons other than Lake Shore, MHC will be converted automatically into the right to receive new shares of Lake Shore Bancorp common stock determined pursuant to an exchange ratio. The exchange ratio will ensure that immediately after the exchange of existing shares of Lake Shore Federal Bancorp for new shares of Lake Shore Bancorp the public stockholders will own the same aggregate percentage of shares of common stock of Lake Shore Bancorp that they owned in Lake Shore Federal Bancorp immediately before the conversion and stock offering, excluding any shares they purchased in the stock offering and their receipt of cash paid in lieu of fractional shares, and adjusted downward to reflect certain assets held by Lake Shore, MHC.

We intend to retain between $16.8 million and $23.0 million of the net proceeds of the stock offering (or $26.6 million at the adjusted maximum of the offering range) and to invest between $20.2 million and $27.6 million of the net proceeds in Lake Shore Bank (or $31.9 million at the adjusted maximum of the offering range). The conversion and stock offering will be consummated only upon the issuance of at least the minimum number of shares of our common stock offered pursuant to the plan of conversion.

The plan of conversion provides that we will offer shares of common stock for sale in the subscription offering to eligible account holders of Lake Shore Savings Bank, our tax-qualified employee benefit plans, including our employee stock ownership plan, supplemental account holders of Lake Shore Savings Bank, and other members of Lake Shore, MHC (qualifying depositors of Lake Shore Savings Bank). In addition, we may offer common stock for sale in a community offering to members of the general public, with a preference given in the following order:

(i)	Natural persons (including trusts of natural persons) residing in the New York counties of Chautauqua, Erie and Cattaraugus; and

(ii)	Lake Shore Federal Bancorp’s public stockholders at the close of business on May 5, 2025.

We have the right to accept or reject, in whole or in part, any orders to purchase shares of the common stock received in the community offering. The community offering may begin concurrently with, during or after the subscription offering and must be completed within 45 days after the completion of the subscription offering unless otherwise extended by the Federal Reserve Board. See “—Community Offering.”

We also may offer for sale shares of common stock not purchased in the subscription or community offerings in a syndicated community offering in which Raymond James will be sole manager. See “—Syndicated Community Offering.”

We determined the number of shares of common stock to be offered for sale in the stock offering based upon an independent valuation appraisal of the estimated pro forma market value of Lake Shore Bancorp. All shares of common stock to be sold in the stock offering will be sold at $10.00 per share. Investors will not be charged a commission to purchase shares of common stock. The independent valuation will be updated and the final number of shares of common stock to be issued in the stock offering will be determined at the completion of the stock offering. See “—Stock Pricing and Number of Shares to be Issued” for more information as to the determination of the estimated pro forma market value of the common stock.

The following is a brief summary of the conversion and stock offering and it is qualified in its entirety by reference to the provisions of the plan of conversion. A copy of the plan of conversion is available for inspection at each office of Lake Shore Savings Bank. The plan of conversion is also filed as an exhibit to Lake Shore, MHC’s application for conversion, of which this proxy statement/prospectus is a part, copies of which may be obtained from the Federal Reserve Board. The plan of conversion is also filed as an exhibit to the registration statement we have filed with the Securities and Exchange Commission, of which this proxy statement/prospectus is a part. Copies of the registration statement may be obtained from the Securities and Exchange Commission or online at the Securities and Exchange Commission’s website (www.sec.gov). See “Where You Can Find Additional Information.”

Reasons for the Conversion and Stock Offering

Our primary reasons for undertaking the conversion and stock offering are to:

•

Support our planned growth and strengthen our regulatory capital position with the additional capital we will raise in the stock offering. While Lake Shore Savings Bank exceeds all regulatory capital requirements to be categorized as “well-capitalized,” the proceeds from the stock offering will significantly augment our capital position and enable us to support our planned growth by allowing us to originate more loans and expand our relationships with our current customers and assist us to continue to attract new customers, including by increasing our regulatory loans-to-one borrower limit. The augmented capital will be essential to the continued implementation of our business strategy.

•

Improve the liquidity of our shares of common stock. The larger number of shares that will be outstanding after completion of the conversion and stock offering is expected to result in a more liquid and active market for Lake Shore Bancorp common stock. A more liquid and active market will make it easier for our stockholders to buy and sell our common stock and will give us greater flexibility in implementing capital management strategies.

•

Transition our organization to a stock holding company structure, which gives us greater flexibility to access the capital markets compared to our existing mutual holding company structure. The stock holding company structure is a more flexible form of organization that will give us greater flexibility to access the capital markets through possible future equity and debt offerings, although we have no current plans, agreements or understandings regarding any additional securities offerings.

•

Facilitate future mergers and acquisitions. Although we do not currently have any understandings or agreements regarding any specific acquisition transaction, the stock holding company structure will give us greater flexibility to structure, and make us a more attractive and competitive bidder for, mergers and acquisitions of other financial institutions or business lines as opportunities may arise. The additional capital raised in the stock offering also will enable us to consider larger merger transactions if they may arise. Although we intend to remain an independent financial institution, the stock holding company structure may make us a more attractive acquisition candidate for other institutions. Applicable regulations prohibit the acquisition of Lake Shore Bancorp for three years following completion of the conversion and stock offering, and also prohibit anyone from acquiring or offering to acquire more than 10% of our stock without regulatory approval.

Approvals Required

The affirmative vote of a majority of the total votes eligible to be cast by the members of Lake Shore, MHC (i.e., depositors of Lake Shore Savings Bank) is required to approve the plan of conversion. Lake Shore, MHC has scheduled a special meeting of members for July 1, 2025, and intends to send a proxy statement to the members of Lake Shore, MHC eligible to vote at the special meeting to solicit their votes in favor of the plan of conversion. By their approval of the plan of conversion, the members of Lake Shore, MHC will also be approving the merger of Lake Shore, MHC with and into Lake Shore Federal Bancorp and the conversion of Lake Shore Savings Bank to a New York commercial bank. The affirmative vote of the holders of at least two-thirds of the outstanding shares of common stock of Lake Shore Federal Bancorp and the affirmative vote of the holders of a majority of the outstanding shares of common stock of Lake Shore Federal Bancorp owned by the public stockholders of Lake Shore Federal Bancorp (i.e., all stockholders other than Lake Shore, MHC) also are required to approve the plan of conversion. Lake Shore Federal Bancorp has scheduled a special meeting of stockholders for July 1, 2025, and intends to send a proxy statement to the stockholders of Lake Shore Federal Bancorp eligible to vote at the special meeting to solicit their votes in favor of the plan of conversion. We have received the approval of the Federal Reserve Board with respect to the conversion and with respect to Lake Shore Bancorp becoming the bank holding company for Lake Shore Bank. We have received the approval of the FDIC and the NYSDFS with respect to the conversion of Lake Shore Savings Bank’s charter to that of a New York commercial bank, including amending and restating Lake Shore Bank’s organization certificate to, among other things, establish a liquidation account. Any approvals by the Federal Reserve Board, the FDIC or the NYSDFS do not constitute a recommendation or endorsement of the plan of conversion.

Share Exchange Ratio for Current Stockholders

At the completion of the conversion and stock offering, each publicly held share of Lake Shore Federal Bancorp common stock will be converted automatically into the right to receive a number of shares of Lake Shore Bancorp common stock. The number of shares of common stock will be determined pursuant to the exchange ratio, which ensures that the public stockholders will own the same percentage of common stock in Lake Shore Bancorp after the conversion and stock offering as they held in Lake Shore Federal Bancorp immediately before the conversion and stock offering, exclusive of their purchase of additional shares of common stock in the stock offering and their receipt of cash in lieu of fractional exchange shares, and adjusted downward to reflect certain assets held by Lake Shore, MHC. The exchange ratio will not depend on the market value of Lake Shore Federal Bancorp common stock. The exchange ratio will be based on the percentage of Lake Shore Federal Bancorp common stock owned by the public stockholders, the independent valuation of Lake Shore Bancorp prepared by RP Financial, and the number of shares of common stock issued in the stock offering. The exchange ratio is expected to range from 1.1632 shares of Lake Shore Bancorp for each publicly held share of Lake Shore Federal Bancorp at the minimum of the offering range to 1.8098 shares of Lake Shore Bancorp common stock for each publicly held share of Lake Shore Federal Bancorp at the adjusted maximum of the offering range.

The following table shows how the exchange ratio will adjust based on the appraised value of Lake Shore Bancorp as of February 3, 2025, assuming the public stockholders of Lake Shore Federal Bancorp own 63.4% of the outstanding shares of Lake Shore Federal Bancorp common stock and Lake Shore, MHC has net assets of $230,000 immediately before the completion of the conversion and stock offering. The table also shows how many shares of Lake Shore Bancorp a hypothetical owner of Lake Shore Federal Bancorp common stock would receive in the exchange for 100 shares of common stock owned at the completion of the conversion and stock offering, depending on the number of shares issued in the stock offering.

	Shares to be Sold in the Stock Offering		Shares of Lake Shore Bancorp to be Issued in Exchange for Shares of Lake Shore Federal Bancorp		Total Shares of Common Stock to be Issued in Exchange and Offering	Exchange Ratio	Equivalent Value of Shares Based Upon Offering Price (1)	Equivalent Pro Forma Tangible Book Value Per Exchanged Share (2)	Whole Shares to be Received for 100 Existing Shares (3)
	Amount	Percent	Amount	Percent
Minimum	4,250,000	63.5%	2,440,823	36.5%	6,690,823	1.1632	$11.63	$21.80	116
Midpoint	5,000,000	63.5	2,871,557	36.5	7,871,557	1.3685	13.68	22.92	136
Maximum	5,750,000	63.5	3,302,290	36.5	9,052,290	1.5738	15.74	24.06	157
Adjusted Maximum	6,612,500	63.5	3,797,635	36.5	10,410,135	1.8098	18.10	25.36	180

(1)

Represents the value of shares of Lake Shore Bancorp common stock to be received in the conversion and stock offering by a holder of one share of Lake Shore Federal Bancorp, pursuant to the exchange ratio, based upon the $10.00 per share offering price.

(2)

Represents the pro forma tangible book value (equity) per share at each level of the offering range multiplied by the respective exchange ratio. At December 31, 2024, Lake Shore Federal Bancorp’s tangible book value per share was $15.67.

(3)	Cash will be paid in lieu of fractional shares.

Options to purchase shares of Lake Shore Federal Bancorp common stock that are outstanding immediately before the completion of the conversion and stock offering will be converted into options to purchase shares of Lake Shore Bancorp common stock, with the number of shares subject to the option and the exercise price per share to be adjusted based upon the exchange ratio. The aggregate exercise price, term and vesting period of the options will remain unchanged.

Effects of the Conversion and Stock Offering

Continuity. The conversion and stock offering will not affect the normal business of Lake Shore Savings Bank of accepting deposits and making loans. As part of the conversion, Lake Shore Savings Bank will convert its charter to a New York commercial bank and will be renamed Lake Shore Bank. This change will not have a material effect on the business of Lake Shore Savings Bank. After the conversion and stock offering, Lake Shore Bank will continue to offer existing services to depositors, borrowers and other customers. The directors of Lake Shore Federal Bancorp serving at the time of the conversion and stock offering will be the directors of Lake Shore Bancorp upon the completion of the conversion and stock offering.

Effect on Deposit Accounts. Pursuant to the plan of conversion, each depositor of Lake Shore Savings Bank at the time of the conversion and stock offering will automatically continue as a depositor after the conversion, and the deposit balance, interest rate and other terms of such deposit accounts will not change as a result of the conversion and stock offering. Each such account will be insured by the Federal Deposit Insurance Corporation to the same extent as before the conversion and stock offering. Depositors will continue to hold their existing certificates, passbooks and other evidences of their accounts.

Effect on Loans. No loan outstanding from Lake Shore Savings Bank will be affected by the conversion and stock offering, and the amount, interest rate, maturity and security for each loan will remain as it was contractually fixed before the conversion and stock offering.

Effect on Voting Rights of Depositors. Depositors of Lake Shore Savings Bank are members of, and have voting rights in, Lake Shore, MHC, as to all matters requiring a vote of members, including the election of directors of Lake Shore, MHC, proposed amendments to the charter of Lake Shore, MHC, and the vote on the plan of conversion. Upon completion of the conversion and stock offering, depositors will no longer have voting rights. All voting rights in Lake Shore Bank will be vested in Lake Shore Bancorp as the sole stockholder of Lake Shore Bank. The stockholders of Lake Shore Bancorp will possess exclusive voting rights with respect to Lake Shore Bancorp common stock.

Tax Effects. We have received an opinion of counsel with regard to the federal income tax consequences of the conversion and stock offering and an opinion of our tax advisor with regard to the New York income tax consequences of the conversion and stock offering to the effect that it will not be a taxable transaction for federal or state income tax purposes to Lake Shore, MHC, Lake Shore Federal Bancorp, Lake Shore Savings Bank, the public stockholders of Lake Shore Federal Bancorp (except for cash paid for fractional shares), eligible account holders, supplemental eligible account holders, or other members. See “—Material Income Tax Consequences.”

Effect on Liquidation Rights. Each depositor in Lake Shore Savings Bank has both a deposit account in Lake Shore Savings Bank and a pro rata ownership interest in the net worth of Lake Shore, MHC based upon the deposit balance in his or her account. This ownership interest is tied to the depositor’s account and has no tangible market value separate from the deposit account. This ownership interest may only be realized in the event of a complete liquidation of Lake Shore, MHC and Lake Shore Savings Bank; however, there has never been a liquidation of a solvent mutual holding company. Any depositor who opens a deposit account receives a pro rata ownership interest in Lake Shore, MHC without any additional payment beyond the amount of the deposit. A depositor who reduces or closes his or her account receives a portion or all of the balance in the deposit account but nothing for his or her ownership interest in the net worth of Lake Shore, MHC, which is lost to the extent that the balance in the account is reduced or closed.

Consequently, depositors in a stock depository institution that is a subsidiary of a mutual holding company normally have no way of realizing the value of their ownership interest, which would be realizable only in the unlikely event that Lake Shore, MHC and Lake Shore Savings Bank are liquidated completely. If this occurs, the depositors of record at that time, as owners, would share pro rata in any residual surplus and reserves of Lake Shore, MHC after other claims, including claims of depositors to the amounts of their deposits, are paid.

Under the plan of conversion, Eligible Account Holders (as defined below) and Supplemental Eligible Account Holders (as defined below) will receive an interest in liquidation accounts maintained by Lake Shore Bancorp and Lake Shore Savings Bank in an aggregate amount equal to (i) Lake Shore, MHC’s ownership interest in Lake Shore Federal Bancorp’s total stockholders’ equity as of the date of the latest statement of financial condition included in this proxy statement/prospectus, plus (ii) the value of the net assets of Lake Shore, MHC as of the date of the latest statement of financial condition of Lake Shore, MHC before the consummation of the conversion and stock offering (excluding its ownership of Lake Shore Federal Bancorp). Lake Shore Bancorp and Lake Shore Bank will maintain the liquidation accounts for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders who continue to maintain deposit accounts in Lake Shore Bank after the conversion and stock offering. The liquidation accounts are intended to preserve for Eligible Account Holders and Supplemental Eligible Account Holders who continue to maintain their deposit accounts with Lake Shore Bank a liquidation interest in the residual net worth, if any, of Lake Shore Bancorp or Lake Shore Bank (after the payment of all creditors, including depositors to the full extent of their deposit accounts) in the event of a liquidation of (a) Lake Shore Bancorp and Lake Shore Bank or (b) Lake Shore Bank. See “—Liquidation Rights.”

Under the regulations of the Federal Reserve Board which govern mutual-to-stock conversions of mutual holding companies, non-interest bearing demand deposit accounts do not meet the definition of qualifying deposits, and, therefore, a holder of a non-interest bearing demand deposit account would not qualify as an eligible account holder or as a supplemental eligible account holder for purposes of obtaining a purchase priority in the stock offering or having the right to an interest in the liquidation account which is required to be established in connection with the conversion and stock offering.

However, because we afforded subscription rights to holders of non-interest bearing demand accounts in our 2006 stock offering, we submitted to the Federal Reserve Board a request for a waiver from this regulation and the Federal Reserve Board has granted the request. As a result, a depositor of Lake Shore Savings Bank who has an eligible non-interest bearing demand deposit account as of the eligibility record date or the supplemental eligibility record date will be deemed to be an eligible account holder or a supplemental eligible account holder, as applicable, by reason of this account.

The inclusion of depositors with non-interest bearing demand deposits as eligible account holders and supplemental eligible account holders will have a dilutive effect on other qualifying depositors with respect to their stock purchase priorities. It will also have a dilutive effect on the interest of all other eligible account holders and supplemental eligible account holders with respect to the liquidation account that will be established in connection with the conversion and stock offering.

Stock Pricing and Number of Shares to be Issued

The plan of conversion and applicable regulations require that the aggregate purchase price of the common stock sold in the stock offering must be based on the appraised pro forma market value of the common stock, as determined by an independent valuation. We have retained RP Financial to prepare an independent valuation appraisal. For its services in preparing the initial valuation and the valuation update required to be prepared before the completion of the conversion and stock offering, RP Financial will receive a fee of $85,000, as well as payment for reimbursable expenses up to $10,000. We have paid RP Financial no fees during the previous three years. We have agreed to indemnify RP Financial and its employees and affiliates for certain costs and expenses in connection with claims or litigation relating to the appraisal and arising out of any misstatement or untrue statement of a material fact in information supplied to RP Financial by us or by an intentional omission by us to state a material fact in the information provided, except where RP Financial has been negligent or at fault.

The independent valuation was prepared by RP Financial in reliance upon the information contained in this proxy statement/prospectus, including the consolidated financial statements of Lake Shore Federal Bancorp. RP Financial also considered the following factors, among others:

•	the present results and financial condition of Lake Shore Federal Bancorp and the projected results and financial condition of Lake Shore Bancorp;

•	the economic and demographic conditions in Lake Shore Federal Bancorp’s existing market area;

•	certain historical, financial and other information relating to Lake Shore Federal Bancorp;

•	a comparative evaluation of the operating and financial characteristics of Lake Shore Federal Bancorp with those of other similarly situated publicly traded savings institutions;

•	the effect of the conversion and stock offering on Lake Shore Bancorp’s stockholders’ equity and earnings potential;

•	the proposed dividend policy of Lake Shore Bancorp; and

•	the trading market for securities of comparable institutions and general conditions in the market for such securities.

The independent valuation is also based on an analysis of a peer group of publicly traded savings and loan and bank holding companies that RP Financial considered comparable to Lake Shore Bancorp under regulatory guidelines applicable to the independent valuation. Under these guidelines, a minimum of ten peer group companies are selected from the universe of all publicly traded financial institutions with relatively comparable resources, strategies and financial and other operating characteristics. Such companies must also be traded on a securities exchange (such as Nasdaq or the New York Stock Exchange). The peer group companies selected for Lake Shore Bancorp also consisted of fully-converted stock institutions that were not subject to an actual or rumored acquisition and that had been publicly traded for at least one year. In addition, RP Financial limited the peer group companies to the following two selection criteria: (i) Mid-Atlantic and New England institutions with assets between $425 million and $1.75 billion, tangible equity-to-assets ratios of greater than 7.50% and positive reported and/or core earnings; and (ii) Midwest, Southeast and Southwest institutions with assets of at least $1.75 billion, tangible equity-to-assets ratios of greater than 7.50% and positive reported and/or core earnings.

The independent valuation appraisal considered the pro forma effect of the stock offering. Consistent with federal appraisal guidelines, the appraisal applied three primary methodologies: (i) the pro forma price-to-book value approach applied to both reported book value and tangible book value; (ii) the pro forma price-to-earnings approach applied to reported and core earnings; and (iii) the pro forma price-to-assets approach. The market value ratios applied in the three methodologies were based on the current market valuations of the peer group companies. RP Financial placed the greatest emphasis on the price-to-earnings and price-to-book approaches in estimating pro forma market value. RP Financial did not consider a pro forma price-to-assets approach to be as meaningful in preparing the appraisal, as this approach is more meaningful when a company has low equity or earnings. The price-to-assets approach is less meaningful for a company like us, as we have equity in excess of regulatory capital requirements and positive reported and core earnings.

In applying each of the valuation methods, RP Financial considered adjustments to the pro forma market value based on a comparison of Lake Shore Bancorp with the peer group. RP Financial advised the board of directors that the valuation conclusion included the following adjustments relative to the peer group. RP Financial made slight downward adjustments for profitability, growth and viability of earnings and primary market area. RP Financial made a slight upward adjustment for financial condition and made no adjustments for asset growth, dividends, liquidity of the shares, marketing of the issue, management and effect of government regulations and regulatory reform. The downward adjustment for profitability, growth and viability of earnings took into consideration Lake Shore Bancorp’s less favorable efficiency ratio and lower pro forma core earnings as a percent of equity relative to the comparable peer group measures. The downward adjustment for primary market area took into consideration the less favorable demographic growth characteristics of Lake Shore Bancorp’s primary market area in comparison to the peer group’s primary market areas. The upward adjustment for financial condition took into consideration Lake Shore Bancorp’s stronger pro forma capital position and more favorable funding composition relative to the comparable peer group measures.

Included in RP Financial’s independent valuation were certain assumptions as to the pro forma earnings of Lake Shore Bancorp after the conversion and stock offering that were used in determining the appraised value. These assumptions included estimated expenses, an assumed after-tax rate of return of 3.46% on the net offering proceeds and purchases in the open market of 4% of the common stock issued in the stock offering by the stock-based benefit plan at the $10.00 per share purchase price. See “Pro Forma Data” for additional information concerning assumptions included in the independent valuation and used in preparing pro forma data. The use of different assumptions may yield different results.

On the basis of the foregoing, RP Financial’s independent valuation states that as of February 3, 2025, the estimated pro forma market value of Lake Shore Bancorp was $78.7 million. Based on federal regulations, this market value forms the midpoint of a range with a minimum of $66.9 million and a maximum of $90.5 million ($104.1 million at the adjusted maximum). The aggregate offering price of the shares will be equal to the valuation range multiplied by the percentage of Lake Shore Federal Bancorp common stock owned by Lake Shore, MHC. The number of shares offered will be equal to the aggregate offering price of the shares divided by the price per share. Based on the valuation range, the percentage of Lake Shore Federal Bancorp common stock owned by Lake Shore, MHC, certain assets held by Lake Shore, MHC and the $10.00 price per share, the minimum of the offering range is 4,250,000 shares, the midpoint of the offering range is 5,000,000 shares and the maximum of the offering range is 5,750,000 shares (6,612,500 at the adjusted maximum).

The board of directors of Lake Shore Bancorp reviewed the independent valuation and, in particular, considered the following:

•	Lake Shore Federal Bancorp’s financial condition and results of operations;

•	a comparison of financial performance ratios of Lake Shore Federal Bancorp to those of other financial institutions of similar size;

•	market conditions generally and in particular for financial institutions; and

•	the historical trading price of the publicly held shares of Lake Shore Federal Bancorp common stock.

All of these factors are set forth in the independent valuation. The board of directors also reviewed the methodology and the assumptions used by RP Financial in preparing the independent valuation and believes that such assumptions were reasonable. The offering range may be amended, with the approval of the Federal Reserve Board, as a result of subsequent developments in the financial condition of Lake Shore Federal Bancorp or Lake Shore Savings Bank or market conditions generally. If the independent valuation is updated to amend the pro forma market value of Lake Shore Bancorp to less than $66.9 million or more than $104.1 million, the appraisal will be filed with the Securities and Exchange Commission by means of a post-effective amendment to Lake Shore Bancorp’s registration statement.

The following table presents a summary of selected pricing ratios for Lake Shore Bancorp (on a pro forma basis) at and for the twelve months ended December 31, 2024, and for the peer group companies based on earnings and other information at and for the twelve months ended December 31, 2024, with stock prices as of February 3, 2025, as reflected in the appraisal report. Compared to the average pricing of the peer group, and based upon the information in the following table, our pro forma pricing ratios at the midpoint of the offering range indicated a discount of 29.8% on a price-to-book value basis, a discount of 32.1% on a price-to-tangible book value basis, and a discount of 25.1% on a price-to-earnings basis. Our board of directors, in reviewing and approving the appraisal, considered the range of price-to-earnings multiples and the range of price-to-book value and price-to-tangible book value ratios at the different amounts of shares to be sold in the stock offering. The estimated appraised value and the resulting premiums and discounts took into consideration the potential financial effect of the conversion and stock offering as well as the trading price of Lake Shore Federal Bancorp’s common stock. Lake Shore Federal Bancorp’s closing price was $13.25 per share on January 29, 2025, the last trading day immediately preceding the announcement of the conversion and stock offering, and $15.15 per share on February 3, 2025, the effective date of the independent appraisal.

	Price-to-earnings multiple (1)	Price-to-book value ratio	Price-to-tangible book value ratio
Lake Shore Bancorp (on a pro forma basis, assuming completion of the conversion and stock offering)
Adjusted Maximum	18.58x	71.38%	71.38%
Maximum	16.44x	65.40%	65.40%
Midpoint	14.50x	59.70%	59.70%
Minimum	12.50x	53.36%	53.36%
Valuation of peer group companies, all of which are fully converted (on an historical basis)
Averages	19.37x	85.09%	87.89%
Medians	17.27x	82.20%	85.68%

(1)

Price-to-earnings multiples calculated by RP Financial in the independent appraisal are based on an estimate of “core” or recurring earnings for the twelve months ended December 31, 2024. These ratios are different than those presented in “Pro Forma Data.”

The independent valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing our shares of common stock. RP Financial did not independently verify our consolidated financial statements and other information that we provided to them, nor did RP Financial independently value our assets or liabilities. The independent valuation considers Lake Shore Savings Bank as a going concern and should not be considered as an indication of the liquidation value of Lake Shore Savings Bank. Moreover, because the valuation is necessarily based upon estimates and projections of a number of matters, all of which may change from time to time, no assurance can be given that persons purchasing our common stock in the stock offering will thereafter be able to sell their shares at prices at or above $10.00 per share.

Following commencement of the subscription offering, the maximum of the valuation range may be increased by up to 15%, or up to $104.1million, without resoliciting subscribers, which will result in a corresponding increase of up to 15% in the maximum of the offering range to up to 6,612,500 shares, to reflect changes in the market and financial conditions or demand for the shares. We will not decrease the minimum of the valuation range and the minimum of the offering range, or increase the adjusted maximum of the valuation range and the adjusted maximum of the offering range, without a resolicitation of subscribers. The subscription price of $10.00 per share will remain fixed. See “—Additional Limitations on Common Stock Purchases” as to the method of distribution of additional shares to be issued in the event of an increase in the offering range of up to 6,612,500 shares.

If the update to the independent valuation at the conclusion of the stock offering results in an increase in the maximum of the valuation range to more than $104.1 million and a corresponding increase in the maximum of the offering range to more than 6,612,500 shares, or a decrease in the minimum of the valuation range to less than $66.9 million and a corresponding decrease in the minimum of the offering range to less than 4,250,000 shares, then we will promptly return, with interest at 0.05% per annum, all funds previously delivered to us to purchase shares of common stock in the subscription offering and any community offering and cancel deposit account withdrawal authorizations and, after consulting with the Federal Reserve Board, we may terminate the plan of conversion. Alternatively, we may establish a new offering range, extend the stock offering period and commence a resolicitation of purchasers or take other actions as permitted by the Federal Reserve Board to complete the stock offering. If we extend the stock offering and conduct a resolicitation due to a change in the independent valuation, we will notify subscribers of the extension of time and of the rights of subscribers to place a new stock order for a specified period of time. Any single offering extension will not exceed 90 days; aggregate extensions may not conclude beyond July 1, 2027, which is two years after the special meeting of members to approve the plan of conversion.

An increase in the number of shares to be issued in the stock offering would decrease both a subscriber’s ownership interest and Lake Shore Bancorp’s pro forma earnings and stockholders’ equity on a per share basis while increasing stockholders’ equity on an aggregate basis. A decrease in the number of shares to be issued in the stock offering would increase both a subscriber’s ownership interest and Lake Shore Bancorp’s pro forma earnings and stockholders’ equity on a per share basis, while decreasing stockholders’ equity on an aggregate basis.

Copies of the independent valuation appraisal report of RP Financial and the detailed memorandum setting forth the method and assumptions used in the appraisal report are filed as exhibits to the documents specified under “Where You Can Find Additional Information.”

Subscription Offering and Subscription Rights

In accordance with the plan of conversion, rights to subscribe for shares of common stock in the subscription offering have been granted in the following descending order of priority. The filling of all subscriptions that we receive will depend on the availability of common stock after satisfaction of all subscriptions of all persons having prior rights in the subscription offering and on the purchase and ownership limitations set forth in the plan of conversion and as described below under “—Additional Limitations on Common Stock Purchases.”

Priority 1: Eligible Account Holders. Each depositor of Lake Shore Savings Bank with aggregate deposit account balances of $50.00 or more (a “Qualifying Deposit”) at the close of business on December 31, 2023 (an “Eligible Account Holder”) will receive, without payment therefor, nontransferable subscription rights to purchase, subject to the overall purchase limitations, up to the greater of $1,500,000 (150,000 shares) of our common stock, 0.10% of the total number of shares of common stock issued in the stock offering, or 15 times the product of the number of subscription shares offered multiplied by a fraction of which the numerator is the aggregate Qualifying Deposit account balances of the Eligible Account Holder and the denominator is the aggregate Qualifying Deposit account balances of all Eligible Account Holders. See “—Additional Limitations on Common Stock Purchases.” If there are not sufficient shares available to satisfy all subscriptions, shares will first be allocated so as to permit each Eligible Account Holder to purchase a number of shares sufficient to make his or her total allocation equal to the lesser of 100 shares or the number of shares for which he or she subscribed. Thereafter, any remaining unallocated shares will be allocated to each remaining Eligible Account Holder whose subscription remains unfilled in the same proportion that the amount of his or her Qualifying Deposit bears to the total amount of Qualifying Deposits of all subscribing Eligible Account Holders whose subscriptions remain unfilled. If an amount so allocated exceeds the amount subscribed for by any one or more Eligible Account Holders, the excess shall be reallocated among those Eligible Account Holders whose subscriptions are not fully satisfied until all available shares have been allocated.

To ensure proper allocation of our shares of common stock, each Eligible Account Holder must list on his or her stock order form all deposit accounts in which he or she has an ownership interest at the close of business on December 31, 2023. In the event of an oversubscription, failure to list all accounts could result in fewer shares being allocated than if all accounts had been disclosed. In the event of an oversubscription, the subscription rights of Eligible Account Holders who are also directors or executive officers of Lake Shore Federal Bancorp or who are associates of such persons will be subordinated to the subscription rights of other Eligible Account Holders to the extent attributable to their increased deposits in the 12 months preceding December 31, 2023.

Priority 2: Tax-Qualified Plans. Our tax-qualified employee plans, including Lake Shore Savings Bank’s employee stock ownership plan, will receive, without payment therefor, nontransferable subscription rights to purchase in the aggregate up to 10% of the shares of common stock sold in the stock offering, although our employee stock ownership plan intends to purchase 8% of the shares of common stock sold in the stock offering. If market conditions warrant, in the judgment of its trustees, the employee stock ownership plan may instead elect to purchase shares in the open market following the completion of the conversion and stock offering, subject to the approval of the Federal Reserve Board.

Priority 3: Supplemental Eligible Account Holders. To the extent that there are sufficient shares of common stock remaining after satisfaction of subscriptions by Eligible Account Holders and by our tax-qualified employee stock benefit plans, each depositor of Lake Shore Savings Bank with a Qualifying Deposit at the close of business on March 31, 2025, who is not an Eligible Account Holder (“Supplemental Eligible Account Holder”), will receive, without payment therefor, nontransferable subscription rights to purchase up to the greater of $1,500,000 (150,000 shares) of common stock, 0.10% of the total number of shares of common stock sold in the offering, or 15 times the product of the number of subscription shares offered multiplied by a fraction of which the numerator is the aggregate Qualifying Deposit account balances of the Supplemental Eligible Account Holder and the denominator is the aggregate Qualifying Deposit account balances of all Supplemental Eligible Account Holders, subject to the overall purchase limitations. See “—Additional Limitations on Common Stock Purchases.” If there are not sufficient shares available to satisfy all subscriptions, shares will be allocated so as to permit each Supplemental Eligible Account Holder to purchase a number of shares sufficient to make his or her total allocation equal to the lesser of 100 shares of common stock or the number of shares for which he or she subscribed. Thereafter, any remaining shares will be allocated to each Supplemental Eligible Account Holder whose subscription remains unfilled in the proportion that the amount of his or her Qualifying Deposit bears to the total amount of Qualifying Deposits of all Supplemental Eligible Account Holders whose subscriptions remain unfilled. If an amount so allocated exceeds the amount subscribed for by any one or more Supplemental Eligible Account Holders, the excess shall be reallocated among those Supplemental Eligible Account Holders whose subscriptions are not fully satisfied until all available shares have been allocated.

To ensure proper allocation of common stock, each Supplemental Eligible Account Holder must list on the stock order form all deposit accounts in which he or she has an ownership interest at the close of business on March 31, 2025. In the event of an oversubscription, failure to list all accounts could result in fewer shares being allocated than if all accounts had been disclosed.

Priority 4: Other Members. To the extent that there are shares of common stock remaining after satisfaction of subscriptions by Eligible Account Holders, by our tax-qualified employee stock benefit plans and by Supplemental Eligible Account Holders, each depositor of Lake Shore Savings Bank at the close of business on May 5, 2025 who is not an Eligible Account Holder or Supplemental Eligible Account Holder (“Other Members”) will receive, without payment therefor, nontransferable subscription rights to purchase up to the greater of $1,500,000 (150,000 shares) of common stock or 0.10% of the total number of shares of common stock sold in the offering, subject to the overall purchase limitations. See “—Additional Limitations on Common Stock Purchases.” If there are not sufficient shares available to satisfy all subscriptions, shares will be allocated so as to permit each Other Member to purchase a number of shares sufficient to make his or her total allocation equal to the lesser of 100 shares of common stock or the number of shares for which he or she subscribed. Thereafter, any remaining shares will be allocated in the proportion that the amount of the subscription of each Other Member bears to the total amount of the subscriptions of all Other Members whose subscriptions remain unsatisfied.

To ensure proper allocation of common stock, each Other Member Account Holder must list on the stock order form all deposit and applicable loan accounts in which he or she has an ownership interest at May 5, 2025. In the event of an oversubscription, failure to list all accounts could result in fewer shares being allocated than if all accounts had been disclosed.

Expiration Date. The subscription offering will expire at 2:00 p.m., Eastern Time, on June 24, 2025, unless extended by us for up to 45 days or such additional periods with the approval of the Federal Reserve Board, if necessary. Subscription rights will expire whether or not each eligible account holder can be located. We may decide to extend the expiration date of the subscription offering for any reason, whether or not subscriptions have been received for shares at the minimum, midpoint, maximum or adjusted maximum of the offering range. Subscription rights which have not been exercised before the expiration date will become void.

We will not execute orders until at least the minimum number of shares of common stock has been sold in the stock offering. If at least 4,250,000 shares have not been sold in the stock offering by August 8, 2025 and the Federal Reserve Board has not consented to an extension, all funds delivered to us to purchase shares of common stock in the stock offering will be returned promptly, with interest at 0.05% per annum, for funds received in the subscription offering and any community offering, and all deposit account withdrawal authorizations will be canceled. If the Federal Reserve Board grants an extension beyond August 8, 2025, we will resolicit purchasers in the stock offering as described under “—Procedure for Purchasing Shares in the Subscription and Community Offerings—Expiration Date.”

Community Offering

To the extent that shares of common stock remain available for purchase after satisfaction of all subscriptions of Eligible Account Holders, our tax-qualified employee stock benefit plans, Supplemental Eligible Account Holder and Other Members, we may offer shares pursuant to the plan of conversion to members of the general public in a community offering. Shares would be offered in the community offering with the following preferences:

(i)	Natural persons (including trusts of natural persons) residing in the New York counties of Chautauqua, Erie and Cattaraugus;

(ii)	Lake Shore Federal Bancorp’s public stockholders at the close of business on May 5, 2025; and

(iii)	Other members of the general public.

Persons placing orders in the community offering may purchase up to $1,500,000 (150,000 shares) of common stock, subject to the overall purchase limitations. See “—Additional Limitations on Common Stock Purchases.” The opportunity to purchase shares of common stock in the community offering category is subject to our right, in our sole discretion, to accept or reject any such orders in whole or in part either at the time of receipt of an order or as soon as practicable following the expiration date of the stock offering.

If we do not have sufficient shares of common stock available to fill the orders of natural persons residing in the New York counties of Chautauqua, Erie and Cattaraugus, we will allocate the available shares among those persons in a manner that permits each of them, to the extent possible, to purchase the lesser of 100 shares or the number of shares subscribed for by such person. Thereafter, unallocated shares will be allocated among natural persons (including trusts of natural persons) residing in those counties whose orders remain unsatisfied on an equal number of shares basis per order. If an oversubscription occurs due to the orders of public stockholders of Lake Shore Federal Bancorp or members of the general public, the allocation procedures described above will apply to the orders of such persons. In connection with the allocation process, orders received for shares of common stock in the community offering will first be filled up to a maximum of 2% of the shares sold in the stock offering, and thereafter any remaining shares will be allocated on an equal number of shares basis per order until all shares have been allocated.

The term “residing” or “resident” as used in this proxy statement/prospectus with respect to the community means any person who occupies a dwelling within the local community, has a present intent to remain within the local community for a period of time, and manifests the genuineness of that intent by establishing an ongoing physical presence within the local community together with an indication that such presence within the local community is something other than merely transitory in nature. We may utilize deposit or loan records or other evidence provided to us to determine whether a person is a resident. In all cases, however, the determination shall be in our sole discretion.

Expiration Date. The community offering may begin concurrently with, during or promptly after the subscription offering, and is currently expected to terminate at the same time as the subscription offering, and must terminate no more than 45 days following the subscription offering, unless extended. We may decide to extend the community offering for any reason and we are not required to give purchasers notice of any such extension unless such period extends beyond August 8, 2025, in which case we will resolicit purchasers.

Syndicated Community Offering

If feasible, our board of directors may decide to offer for sale shares of common stock not subscribed for in the subscription offering or purchased in the community offering in a syndicated community offering, subject to such terms, conditions and procedures as we may determine, in a manner that will achieve a wide distribution of our shares of common stock.

If a syndicated community offering is held, Raymond James will serve as sole manager. In such capacity, Raymond James may form a syndicate of other brokers-dealers who are member firms of the Financial Industry Regulatory Authority, Inc. Neither Raymond James nor any registered broker-dealer will have any obligation to take or purchase any shares of the common stock in the syndicated community offering; however, Raymond James has agreed to use its best efforts in the sale of shares in any syndicated community offering. We have not selected any particular broker-dealers to participate in a syndicated community offering and will not do so until before the commencement of the syndicated community offering. The shares of common stock will be sold at the same price per share ($10.00 per share) that the shares are sold in the subscription offering and the community offering.

If there is a syndicated community offering, it is currently expected that investors would follow the same general procedures applicable to purchasing shares in the subscription offering and the community offering (the use of stock order forms and the submission of funds directly to Lake Shore Bancorp for the payment of the purchase price of the shares ordered) except that payment must be in immediately available funds from the purchaser (bank checks, money orders, deposit account withdrawals from accounts at Lake Shore Savings Bank or wire transfers). See “—Procedure for Purchasing Shares in the Subscription and Community Offerings.” “Sweep” arrangements and delivery versus payment settlement will only be used in a syndicated community offering to the extent consistent with Rules 10b-9 and 15c2-4 of the Securities Exchange Act of 1934, as amended, and then-existing guidance and interpretations thereof of the Securities and Exchange Commission regarding the conduct of “min/max” offerings.

A syndicated community offering must terminate no more than 45 days following the expiration of the subscription offering, unless extended with the approval of the Federal Reserve Board, if necessary.

If for any reason we cannot effect a syndicated community offering of shares of common stock not subscribed for in the subscription offering or purchased in the community offering, or if there are an insignificant number of shares remaining unsold after such offerings, we will consider a firm commitment public offering, if feasible. The Federal Reserve Board and the Financial Industry Regulatory Authority must approve any such arrangement.

Additional Limitations on Common Stock Purchases

The plan of conversion includes the following additional limitations on the number of shares of common stock that may be purchased in the stock offering:

(i)	No person may purchase fewer than 25 shares of common stock, to the extent those shares are available for purchase;

(ii)	Tax-qualified employee benefit plans, including our employee stock ownership plan, may purchase in the aggregate up to 10% of the shares of common stock issued in the stock offering;

(iii)

Except for the employee stock ownership plan, as described above, no person or entity, together with associates or persons acting in concert with such person or entity, may purchase more than $1,500,000 (150,000 shares) of common stock in all categories of the stock offering combined;

(iv)

The number of shares of common stock that an existing Lake Shore Federal Bancorp public stockholder may purchase in the stock offering, together with associates or persons acting in concert with such stockholder, when combined with the shares that the stockholder and his or her associates will receive in exchange for existing Lake Shore Federal Bancorp common stock, may not exceed 9.9% of the shares of common stock of Lake Shore Bancorp to be issued and outstanding at the completion of the conversion and stock offering; and

(v)

The maximum number of shares of common stock that may be purchased in all categories of the stock offering by executive officers and directors of Lake Shore Savings Bank and their associates, in the aggregate, when combined with shares of common stock of Lake Shore Bancorp issued in exchange for existing shares of Lake Shore Federal Bancorp, may not exceed 25% of the total shares issued in the conversion and stock offering.

Depending upon market or financial conditions, our board of directors, with regulatory approval and without further approval of members of Lake Shore, MHC and stockholders of Lake Shore Federal Bancorp, may decrease or increase the purchase limitations. If a purchase limitation is increased, subscribers in the subscription offering who ordered the maximum amount of shares of common stock and who indicated on their stock order forms a desire to be resolicited in the event of an increase will be given the opportunity to increase their orders up to the then applicable limit, and other large subscribers may be given the opportunity to increase their orders up to the then applicable limit. The effect of this type of resolicitation will be an increase in the number of shares of common stock owned by persons who choose to increase their orders. If the maximum purchase limitation is increased to 5% of the shares sold in the stock offering, such limitation may be further increased to 9.99%, provided that orders for shares of common stock exceeding 5% of the shares sold in the stock offering may not exceed in the aggregate 10% of the total shares sold in the stock offering.

If the offering range is increased to up to 6,612,500 shares of common stock, shares will be allocated in the following order of priority in accordance with the plan of conversion:

(1)	to fill the subscriptions of our tax-qualified employee benefit plans, specifically our employee stock ownership plan, for up to 10% of the total number of shares of common stock sold in the offering;

(2)

if there is an oversubscription at the Eligible Account Holder, Supplemental Eligible Account Holder or Other Member levels, to fill unfilled subscriptions of these subscribers according to their respective priorities; and

(3)

to fill unfilled subscriptions in the community offering, with preference given first to natural persons (including trusts of natural persons) residing in the New York counties of Chautauqua, Erie and Cattaraugus, then to Lake Shore Federal Bancorp’s public stockholders at the close of business on May 5, 2025 and then to members of the general public.

The term “associate” of a person means:

(i)

any corporation or organization (other than Lake Shore Savings Bank, Lake Shore Bancorp, Lake Shore Federal Bancorp or Lake Shore, MHC or a majority-owned subsidiary of any of those entities) of which the person is a senior officer, partner or, directly or indirectly, 10% beneficial stockholder;

(ii)

any trust or other estate in which the person has a substantial beneficial interest or serves as a trustee or in a similar fiduciary capacity; provided, however, it does not include any employee stock benefit plan in which the person has a substantial beneficial interest or serves as trustee or in a similar fiduciary capacity; and

(iii)	any blood or marriage relative of the person, who either has the same home as the person or who is a director or officer of Lake Shore Federal Bancorp or Lake Shore Savings Bank.

The term “acting in concert” means:

(i)	knowing participation in a joint activity or interdependent conscious parallel action towards a common goal whether or not pursuant to an express agreement; or

(ii)

a combination or pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise.

A person or company that acts in concert with another person or company (“other party”) will also be deemed to be acting in concert with any person or company who is also acting in concert with that other party, except that any tax-qualified employee stock benefit plan will not be deemed to be acting in concert with its trustee or a person who serves in a similar capacity solely for determining whether common stock held by the trustee and common stock held by the employee stock benefit plan will be aggregated.

We have the sole discretion to determine whether prospective purchasers are “associates” or “acting in concert.” We may presume that certain persons are acting in concert based upon, among other things, joint account relationships or the fact that persons share a common address (whether or not related by blood or marriage) or may have filed joint Schedules 13D or 13G with the Securities and Exchange Commission with respect to Lake Shore Federal Bancorp or other companies. Our directors are not treated as associates of each other solely because of their membership on the board of directors.

Common stock purchased in the stock offering will be freely transferable except for shares purchased by directors and certain officers of Lake Shore Bancorp or Lake Shore Savings Bank and except as described below. Any purchases made by any associate of Lake Shore Bancorp or Lake Shore Savings Bank for the explicit purpose of meeting the minimum number of shares of common stock required to be sold in order to complete the stock offering shall be made for investment purposes only and not with a view toward redistribution. In addition, under Financial Industry Regulatory Authority guidelines, members of the Financial Industry Regulatory Authority and their associates are subject to certain restrictions on transfer of securities purchased in accordance with subscription rights and to certain reporting requirements upon purchase of these securities. For a further discussion of limitations on purchases of our shares of common stock at the time of conversion and thereafter, see “—Certain Restrictions on Purchase or Transfer of Our Shares after the Conversion and Stock Offering” and “Restrictions on Acquisition of Lake Shore Bancorp, Inc.”

Prospectus Delivery

To ensure that each purchaser in the subscription offering and community offering receives a prospectus at least 48 hours before the expiration of the offering in accordance with Rule 15c2-8 of the Securities Exchange Act of 1934, we may not mail a prospectus any later than five days before the expiration date or hand deliver a prospectus any later than two days before that date. We are not obligated to deliver a prospectus or stock order form by means other than U.S. Mail. Execution of a stock order form will confirm receipt of delivery of a prospectus in accordance with Rule 15c2-8. Stock order forms will be distributed only if preceded or accompanied by a prospectus.

In the syndicated community offering, a prospectus and stock order form in electronic format may be made available on Internet sites or through other online services maintained by Raymond James or one or more other members of the syndicate, or by their respective affiliates. In those cases, prospective investors may view offering terms online. The members of the syndicate may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made on the same basis as other allocations.

Other than the prospectus in electronic format, the information on the Internet sites referenced in the preceding paragraph and any information contained in any other Internet site maintained by any member of the syndicate is not part of this proxy statement/prospectus or the registration statement of which this proxy statement/prospectus forms a part, has not been approved and/or endorsed by us or by Raymond James or any other member of the syndicate in its capacity as selling agent or syndicate member and should not be relied upon by investors.

Plan of Distribution; Selling Agent Compensation

Subscription and Community Offerings. To assist in the marketing of our shares of common stock in the subscription and community offerings, we have retained Raymond James, which is a broker-dealer registered with the Financial Industry Regulatory Authority. In its role as marketing agent, Raymond James will assist us on a best efforts basis in:

•	assessing the financial and securities market implications of the plan of conversion;

•	structuring and communicating the terms of the plan of conversion and the offerings;

•

preparing documents related to the execution of the plan of conversion, including the prospectus, stock order and certification form and all marketing materials (we are responsible for the preparation and filing of such documents);

•	analyzing proposals from outside vendors in connection with the plan of conversion, as needed;

•	scheduling and preparing for meetings with potential investors and/or other broker-dealers related to the offering, as necessary;

•	establishing a stock information center to assist with investor inquiries;

•	training of our personnel for interaction with customers during the offering period; and

•	such other financial advisory and investment banking services in connection with the offering as may be agreed upon by Raymond James and us.

For these services, Raymond James will receive a success fee of 1.35% of the aggregate dollar amount of shares sold in the subscription and community offerings. No fee will be payable to Raymond James with respect to shares purchased by or on behalf of officers, directors, employees or the immediate family of such persons (which for these purposes includes the spouse, parents, siblings and children who live in the same house as the individual), or trusts of or companies controlled by such persons, and qualified and non-qualified employee benefit plans.

Syndicated Community Offering. If shares of common stock are sold in a syndicated community offering, we will pay a fee of up to 6.0% of the aggregate dollar amount of common stock sold in the syndicated community offering to Raymond James and any other broker-dealers included in the syndicated community offering. All fees payable with respect to a syndicated offering will be in addition to fees payable with respect to the subscription and community offerings.

Expenses. Raymond James also will be reimbursed for reasonable out-of-pocket accountable expenses not to exceed $35,000. Raymond James will also be reimbursed for fees and expenses of its counsel not to exceed $100,000. In the event unusual circumstances arise or a delay or resolicitation occurs (including but not limited a delay in the offering that would require an update of the financial information in tabular form to reflect a period later than that set forth in the original filing of the offering documents), such expense caps may be increased by additional amounts, not to exceed an additional $10,000 in the case of additional out-of-pocket expenses of Raymond James and an additional $25,000 in the case of additional fees and expenses of Raymond James’s legal counsel. Regardless of whether the offering occurs or closes, Raymond James will receive reimbursement for its reasonable out-of-pocket expenses.

Records Management

We have also engaged Raymond James to act as our records agent in connection with the offering. In its role as records agent, Raymond James will assist us in:

•	processing our customer account records for each record date required by the plan of conversion;

•	consolidating eligible customer accounts by ownership and creating a central file for determination of subscription rights;

•	reporting customers by state (support for any required state securities law filings);

•	identifying subscription priorities;

•	calculating member votes;

•	household sorting of customer records and coordination with our financial printer for all required subscriber and member mailings;

•	processing stock order forms received at the stock information center;

•	daily and ad-hoc status reporting to our management;

•	mailing order acknowledgment letters to subscribers;

•	allocating shares to qualifying subscribers if the offering is oversubscribed;

•	producing a charter stockholder list and other final subscription reports (account withdrawals, all orders received, etc.);

•	coordinating with our transfer agent for stock issuance;

•	performing interest and refund calculations and providing necessary files to enable us or our transfer agent to generate required interest/refund checks and tax reporting;

•	provide member proxy tabulation and reporting services, target group identification and reporting for solicitation efforts, proxy reminder mailings;

•	assist with telephone solicitation efforts if requested and coordinate with the proxy solicitor if needed;

•	adjust member votes as required for accounts closed prior to the special meeting of members; and

•	act as, or support as needed, the inspector of election for the special meeting of members.

Raymond James will receive fees of $30,000 for these services.

Indemnity

We will indemnify Raymond James against liabilities and expenses, including legal fees, incurred in connection with certain claims or litigation arising out of or based upon untrue statements or omissions contained in the stock offering materials for the common stock, including liabilities under the Securities Act of 1933, as well as certain other claims and litigation arising out of Raymond James’s engagement with respect to the conversion and stock offering.

Solicitation of Offers by Officers and Directors

Some of our directors and executive officers may participate in the solicitation of offers to purchase common stock in the subscription offering and any community offering. These persons will be reimbursed for their reasonable out-of-pocket expenses incurred in connection with the solicitation. Other regular employees of Lake Shore Savings Bank may assist in the stock offering, but only in ministerial capacities, and may provide clerical work in effecting a sales transaction. No offers or sales may be made by tellers or at the teller counters. Investment-related questions of prospective purchasers will be directed to executive officers or registered representatives of Raymond James. Our other employees have been instructed not to solicit offers to purchase shares of common stock or provide advice regarding the purchase of common stock. We will rely on Rule 3a4-1 under the Securities Exchange Act of 1934, as amended, and sales of common stock will be conducted within the requirements of Rule 3a4-1, so as to permit officers, directors and employees to participate in the sale of common stock. None of our officers, directors or employees will be compensated in connection with their participation in the stock offering.

Procedure for Purchasing Shares in the Subscription and Community Offerings

Expiration Date. The subscription offering and any community offering will expire at 2:00 p.m., Eastern Time, on June 24, 2025, unless we extend one or both for up to 45 days, with the approval of Federal Reserve Board, if required. This extension may be approved by us, in our sole discretion, without notice to purchasers in the stock offering. Any extension of the subscription and/or community offering beyond August 8, 2025 would require the Federal Reserve Board’s approval. If the stock offering is so extended, all subscribers will be notified and given an opportunity to confirm, change or cancel their orders. If you do not respond to the notice of extension, we will promptly return your funds, with interest at 0.05% per annum, or cancel your deposit account withdrawal authorization. If the offering range is decreased below the minimum of the offering range or is increased above the adjusted maximum of the offering range, all subscribers’ stock orders will be cancelled, their deposit account withdrawal authorizations will be cancelled, and funds submitted to us will be returned promptly, with interest at 0.05% per annum, for funds received in the subscription and community offerings. We will then resolicit the subscribers, giving them an opportunity to place a new stock order for a period of time.

To ensure each purchaser receives a prospectus at least 48 hours before the June 24, 2025 expiration date of the stock offering, in accordance with Rule 15c2-8 of the Securities Exchange Act of 1934, as amended, no prospectus will be mailed any later than five days before the expiration date or hand delivered any later than two days before the expiration date. Execution of a stock order form will confirm receipt of delivery in accordance with Rule 15c2-8. Stock order forms will be distributed only with a prospectus.

We reserve the right in our sole discretion to terminate the stock offering at any time and for any reason, in which case we will cancel any deposit account withdrawal authorizations and promptly return all funds submitted, with interest at 0.05% per annum, from the date of receipt as described above.

Use of Order Forms in the Subscription and Community Offerings. To purchase shares of common stock in the subscription offering and, if held, the community offering, you must properly complete an original stock order form and remit full payment. We are not required to accept orders submitted on photocopied or facsimiled stock order forms. All stock order forms must be received (not postmarked) on or before 2:00 p.m., Eastern Time, on June 24, 2025. We are not required to accept stock order forms that are not received by that time, are not signed or are otherwise executed defectively or are received without full payment or without appropriate deposit account withdrawal instructions. We are not required to notify subscribers of incomplete or improperly executed stock order forms, and we have the right to waive or permit the correction of incomplete or improperly executed stock order forms. We do not represent, however, that we will do so and we have no affirmative duty to notify any prospective subscriber of any such defects. You may submit your stock order form and payment by mail using the stock order reply envelope provided or by paying for overnight delivery to the address listed on the stock order form. You may also hand-deliver stock order forms to Lake Shore Savings Bank’s main office, located at 31 East Fourth Street, Dunkirk, New York 14048. Hand-delivered stock order forms will be accepted only at this location. We will not accept stock order forms at any other office of Lake Shore Savings Bank. Do not mail stock order forms to Lake Shore Savings Bank.

Once tendered, an order form cannot be modified or revoked without our consent. We reserve the absolute right, in our sole discretion, to reject orders received in the community offering, in whole or in part, at the time of receipt or at any time before completion of the stock offering. If you are ordering shares in the stock offering, you must represent that you are purchasing shares for your own account and that you have no agreement or understanding with any person for the sale or transfer of the shares. We have the right to reject any order submitted in the stock offering by a person who we believe is making false representations or who we otherwise believe, either alone or acting in concert with others, is violating, evading, circumventing, or intends to violate, evade or circumvent the terms and conditions of the plan of conversion. Our interpretation of the terms and conditions of the plan of conversion and of the acceptability of the order forms will be final.

By signing the order form, you will be acknowledging that the common stock is not a deposit or savings account and is not federally insured or otherwise guaranteed by Lake Shore Savings Bank, the Federal Deposit Insurance Corporation or the federal government, and that you received a copy of this proxy statement/prospectus. However, signing the order form will not result in you waiving your rights under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Payment for Shares. Payment for all shares of common stock must accompany all completed order forms for the purchase to be valid. Payment for shares in the subscription and community offerings may be made by:

(i)	personal check, bank check or money order, from the purchaser, made payable to Lake Shore Bancorp;

(ii)

authorizing us to withdraw available funds (without any early withdrawal penalty) from your Lake Shore Savings Bank deposit account(s), other than checking accounts or individual retirement accounts (IRAs); or

(iii)	cash—cash will only be accepted at Lake Shore Savings Bank’s main office and will be converted to a bank check. Please do not remit cash by mail.

Appropriate means for designating withdrawals from deposit account(s) at Lake Shore Savings Bank are provided on the stock order form. The funds designated must be available in the account(s) at the time the stock order form is received. A hold will be placed on these funds, making them unavailable to the depositor. Funds authorized for withdrawal will continue to earn interest within the account at the contractual rate until the stock offering is completed, at which time the designated withdrawal will be made. Interest penalties for early withdrawal applicable to certificate of deposit accounts will not apply to withdrawals authorized for the purchase of shares of common stock; however, if a withdrawal results in a certificate of deposit account with a balance less than the applicable minimum balance requirement, the certificate of deposit will be canceled at the time of withdrawal without penalty and the remaining balance will earn interest at the current passbook rate after the withdrawal. In the case of payments made by personal check, these funds must be available in the account(s). Checks and money orders received in the subscription and community offerings will be immediately cashed and placed in a segregated account at Lake Shore Savings Bank and will earn interest at 0.05% per annum from the date payment is processed until the stock offering is completed or terminated.

You may not remit any type of third-party checks (including those payable to you and endorsed over to Lake Shore Bancorp) or a Lake Shore Savings Bank line of credit check. You may not designate on your stock order form direct withdrawal from a retirement account at Lake Shore Savings Bank. See “—Using Individual Retirement Account Funds.” Additionally, you may not designate on your stock order form a direct withdrawal from Lake Shore Savings Bank deposit accounts with check-writing privileges. Instead, a check should be provided. If you request a direct withdrawal, we reserve the right to interpret that as your authorization to treat those funds as if we had received a check for the designated amount, and will immediately withdraw the amount from your checking account(s). If permitted by the Federal Reserve Board, in the event we resolicit large purchasers, as described above in “—Additional Limitations on Common Stock Purchases,” such purchasers who wish to increase their purchases will not be able to use personal checks to pay for the additional shares, but instead must pay for the additional shares using immediately available funds. Wire transfers will not be accepted.

Once we receive your executed stock order form, it may not be modified, amended or rescinded without our consent, unless the stock offering is not completed by August 8, 2025. If the subscription offering and, if held, the community offering are extended beyond August 8, 2025, all subscribers will be notified and given an opportunity to confirm, change or cancel their orders. If you do not respond to the notice of extension, we will promptly return your funds, with interest at 0.05% per annum, or cancel your deposit account withdrawal authorization. We may resolicit purchasers for a specified period of time.

Applicable regulations prohibit Lake Shore Savings Bank from lending funds or extending credit to any persons to purchase shares of common stock in the stock offering.

We have the right, in our sole discretion, to permit institutional investors to submit irrevocable orders together with the legally binding commitment for payment and to thereafter pay for the shares of common stock for which they subscribe in the community offering at any time before 48 hours before the completion of the conversion and stock offering. This payment may be made by wire transfer.

If our employee stock ownership plan purchases shares in the stock offering, it will not be required to pay for such shares until completion of the stock offering, provided that there is a loan commitment from an unrelated financial institution or Lake Shore Bancorp to lend to the employee stock ownership plan the necessary amount to fund the purchase.

Using Individual Retirement Account Funds. If you are interested in using funds in your IRA at Lake Shore Savings Bank or other retirement account to purchase shares of common stock in the stock offering, you must do so through an account offered by a custodian that can hold common stock. By regulation, Lake Shore Savings Bank’s IRAs are not capable of holding common stock. Therefore, if you wish to use funds that are currently in an IRA held at Lake Shore Savings Bank, you may not designate on the order form that you wish funds to be withdrawn from the account for the purchase of common stock. The funds you wish to use for the purchase of common stock will instead have to be transferred to an independent trustee or custodian, such as a brokerage firm, which offers the type of retirement accounts that can hold common stock. The purchase must be made through that account. If you do not have such an account, you will need to establish one before placing a stock order. A one-time and/or annual administrative fee may be payable to the independent trustee or custodian. You may select the custodian of your choice. You may, but are under no obligation to, select Raymond James or one of its affiliated broker dealers as your IRA custodian. If you do purchase shares of Lake Shore Bancorp common stock using funds from a Raymond James IRA, you acknowledge that Raymond James did not recommend or give you advice regarding such purchase. Other than the standard account fees and compensation associated with all IRAs, Raymond James does not receive additional fees or compensation as a result of the purchase of Lake Shore Bancorp common stock through a Raymond James IRA or other retirement account. There will be no early withdrawal or Internal Revenue Service interest penalties for these transfers. Individuals interested in using funds in an individual retirement account or any other retirement account, whether held at Lake Shore Savings Bank or elsewhere, to purchase shares of common stock should contact our Stock Information Center for guidance as soon as possible, preferably at least two weeks before the June 24, 2025 offering deadline. Processing these transactions takes additional time, and whether such funds can be used may depend on limitations imposed by the institutions where such funds are currently held. We cannot guarantee that you will be able to use such funds.

Delivery of Shares of Common Stock. All shares of common stock sold will be issued in book entry form. Stock certificates will not be issued. A book entry statement reflecting ownership of shares of common stock issued in the subscription offering and, if held, the community offering will be mailed by our transfer agent to the persons entitled thereto at the registration address noted by them on their stock order forms as soon as practicable following consummation of the conversion and stock offering. We expect trading in the stock to begin on the day of completion of the conversion and stock offering or the next business day. Until a statement reflecting your ownership of shares of common stock is available and delivered to you, you may not be able to sell the shares of common stock that you purchased, even though the shares of common stock will have begun trading. Your ability to sell the shares of common stock before receiving your statement will depend on arrangements you may make with a brokerage firm.

Other Restrictions. Notwithstanding any other provision of the plan of conversion, no person is entitled to purchase any shares of common stock to the extent the purchase would be illegal under any federal or state law or regulation, including state “blue sky” regulations, or would violate regulations or policies of the Financial Industry Regulatory Authority, particularly those regarding free riding and withholding. We may ask for an acceptable legal opinion from any purchaser as to the legality of his or her purchase and we may refuse to honor any purchase order if an opinion is not timely furnished. In addition, we are not required to offer shares of common stock to any person who resides in a foreign country, or in a state of the United States with respect to which any of the following apply:

(i)	a small number of persons otherwise eligible to subscribe for shares under the plan of conversion reside in such state;

(ii)

the offer or sale of shares of common stock to such persons would require us or our employees to register, under the securities laws of such state, as a broker or dealer or to register or otherwise qualify our securities for sale in such state; or

(iii)	such registration or qualification would be impracticable for reasons of cost or otherwise.

Restrictions on Transfer of Subscription Rights and Shares

Applicable banking regulations prohibit any person with subscription rights, including the Eligible Account Holders, Supplemental Eligible Account Holders, and Other Members, from transferring or entering into any agreement or understanding to transfer the legal or beneficial ownership of the subscription rights issued under the plan of conversion or the shares of common stock to be issued upon their exercise. These rights may be exercised only by the person to whom they are granted and only for his or her account. When registering your stock purchase on the stock order form, you cannot add the name(s) of others for joint stock registration who do not have subscription rights or who qualify only in a lower subscription offering priority than you do. Doing so may jeopardize your subscription rights. You may only add those who were eligible to purchase shares of common stock in the subscription offering at your date of eligibility. Each person exercising subscription rights will be required to certify that he or she is purchasing shares solely for his or her own account and that he or she has no agreement or understanding regarding the sale or transfer of such shares. The regulations also prohibit any person from offering or making an announcement of an offer or intent to make an offer to purchase subscription rights or shares of common stock to be issued upon their exercise before completion of the stock offering.

We will pursue any and all legal and equitable remedies in the event we become aware of the transfer of subscription rights, and we will not honor orders that we believe involve the transfer of subscription rights.

Stock Information Center

Our banking office personnel may not, by law, assist with investment-related questions about the stock offering. If you have any questions regarding the conversion and stock offering, call our Stock Information Center at (800) 552-2535. The Stock Information Center is open Monday through Friday between 10:00 a.m. and 4:00 p.m., Eastern Time, and will be closed on bank holidays.

Liquidation Rights

Liquidation Before the Conversion and Stock Offering. In the unlikely event that Lake Shore, MHC is liquidated before the conversion and stock offering, all claims of creditors of Lake Shore, MHC would be paid first. Thereafter, if there were any assets of Lake Shore, MHC remaining, these assets would first be distributed to depositors of Lake Shore Savings Bank pro rata based on the value of their accounts at Lake Shore Savings Bank.

Liquidation Following the Conversion and Stock Offering. The plan of conversion provides for the establishment, upon the completion of the conversion and stock offering, of a liquidation account by Lake Shore Bancorp for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders in an amount equal to (i) Lake Shore, MHC’s ownership interest in Lake Shore Federal Bancorp’s total stockholders’ equity as of the date of the latest statement of financial condition contained in this proxy statement/prospectus plus (ii) the value of the net assets of Lake Shore, MHC as of the date of the latest statement of financial condition of Lake Shore, MHC before the consummation of the conversion and stock offering (excluding its ownership of Lake Shore Federal Bancorp). The plan of conversion also provides for the establishment of a parallel liquidation account by Lake Shore Bank to support the Lake Shore Bancorp liquidation account if Lake Shore Bancorp does not have sufficient assets to fund its obligations under the Lake Shore Bancorp liquidation account.

In the unlikely event that Lake Shore Bank were to liquidate after the conversion and stock offering, all claims of creditors, including those of depositors, would be paid first. However, except with respect to the liquidation account to be established in Lake Shore Bancorp, a depositor’s claim would be solely for the principal amount of his or her deposit accounts plus accrued interest. Depositors generally would not have an interest in the value of the assets of Lake Shore Bank or Lake Shore Bancorp above that amount.

The liquidation account established by Lake Shore Bancorp is intended to provide qualifying depositors of Lake Shore Bank with a liquidation interest (exchanged for the liquidation interests such persons had in Lake Shore, MHC) after the conversion and stock offering in the event of a complete liquidation of Lake Shore Bancorp and Lake Shore Bank or a liquidation solely of Lake Shore Bank. Specifically, in the unlikely event that either (i) Lake Shore Bank or (ii) Lake Shore Bancorp and Lake Shore Bank were to liquidate after the conversion and stock offering, all claims of creditors, including those of depositors, would be paid first, followed by a distribution to depositors as of the close of business on December 31, 2023 and March 31, 2025 of their interests in the liquidation account maintained by Lake Shore Bancorp. Also, in a complete liquidation of both entities, or of Lake Shore Bank only, when Lake Shore Bancorp has insufficient assets (other than the stock of Lake Shore Bank) to fund the liquidation account distribution owed to Eligible Account Holders, and Lake Shore Bank has positive net worth, then Lake Shore Bank shall immediately make a distribution to fund Lake Shore Bancorp’s remaining obligations under the liquidation account. In no event will any Eligible Account Holder be entitled to a distribution that exceeds such holder’s interest in the liquidation account maintained by Lake Shore Bancorp as adjusted periodically pursuant to the plan of conversion and federal regulations. If Lake Shore Bancorp is completely liquidated or sold apart from a sale or liquidation of Lake Shore Bank, then the Lake Shore Bancorp liquidation account will cease to exist and Eligible Account Holders will receive an equivalent interest in the Lake Shore Bank liquidation account, subject to the same rights and terms as the Lake Shore Bancorp liquidation account.

Pursuant to the plan of conversion, after two years from the date of conversion and upon the written request of the Federal Reserve Board, Lake Shore Bancorp will transfer, or, upon the prior written approval of the Federal Reserve Board, may transfer the liquidation account and the depositors’ interests in such account to Lake Shore Bank and the liquidation account shall thereupon be subsumed into the liquidation account of Lake Shore Bank.

Under the rules and regulations of the Federal Reserve Board, a post-conversion merger, consolidation, or similar combination or transaction with another FDIC depository institution or depository institution holding company in which Lake Shore Bancorp or Lake Shore Bank is not the surviving institution, would not be considered a liquidation. In such a transaction, the liquidation account would be assumed by the surviving institution or company.

Each Eligible Account Holder and Supplemental Eligible Account Holder would have an initial pro-rata interest in the liquidation account for each deposit account, including savings accounts, transaction accounts such as negotiable order of withdrawal accounts, money market deposit accounts, and certificates of deposit, with a balance of $50.00 or more held in Lake Shore Bank as of the close of business on December 31, 2023 or March 31, 2025, respectively, equal to the proportion that the balance of such account holder’s deposit account at the close of business on December 31, 2023 or March 31, 2025, respectively, bears to the balance of all deposit accounts of all Eligible Account Holders and Supplemental Eligible Account Holders in Lake Shore Bank on such dates.

If, however, on any December 31 annual closing date commencing after the effective date of the conversion and stock offering, the amount in any such deposit account is less than the amount in the deposit account at the close of business on December 31, 2023 or March 31, 2025, or any other annual closing date, then the liquidation account as well as the interest in the liquidation account relating to such deposit account would be reduced by the proportion of any such reduction, and such interest will cease to exist if such deposit account is closed. In addition, no interest in the liquidation account would ever be increased despite any subsequent increase in the related deposit account. Payment pursuant to liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders would be separate and apart from the payment of any insured deposit accounts to such depositors.

Any assets remaining after the above liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders are satisfied would be available for distribution to stockholders.

Material Income Tax Consequences

Completion of the conversion and stock offering is subject to the prior receipt of an opinion of counsel or tax advisor with respect to the federal and state income tax consequences of the conversion and stock offering to Lake Shore, MHC, Lake Shore Federal Bancorp, Lake Shore Savings Bank, Lake Shore Bancorp, Eligible Account Holders, Supplemental Eligible Account Holders, and Other Members. Unlike private letter rulings, an opinion of counsel or a tax advisor is not binding on the Internal Revenue Service or any state taxing authority, and those authorities may disagree with the opinion. In the event of a disagreement, there can be no assurance that Lake Shore Bancorp, or Lake Shore Savings Bank would prevail in a judicial proceeding.

Lake Shore, MHC, Lake Shore Federal Bancorp, Lake Shore Savings Bank and Lake Shore Bancorp have received an opinion of counsel, Luse Gorman, PC, regarding the material federal income tax consequences of the conversion and stock offering, as follows:

1.	The merger of Lake Shore, MHC with and into Lake Shore Federal Bancorp will qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code.

2.

The constructive exchange of Eligible Account Holders’ and Supplemental Eligible Account Holders’ liquidation interests in Lake Shore, MHC for liquidation interests in Lake Shore Federal Bancorp will satisfy the continuity of interest requirement of Section 1.368-1(b) of the Federal Income Tax Regulations.

3.

None of Lake Shore, MHC, Lake Shore Federal Bancorp, Eligible Account Holders nor Supplemental Eligible Account Holders will recognize any gain or loss on the transfer of the assets of Lake Shore, MHC to Lake Shore Federal Bancorp and the assumption by Lake Shore Federal Bancorp of Lake Shore, MHC’s liabilities, if any, in constructive exchange for liquidation interests in Lake Shore Federal Bancorp.

4.

Lake Shore Federal Bancorp will not recognize any gain or loss on the transfer of its assets to Lake Shore Bancorp and Lake Shore Bancorp’s assumption of its liabilities in exchange for shares of Lake Shore Bancorp stock or the distribution of Lake Shore Bancorp stock to stockholders of Lake Shore Federal Bancorp and the constructive distribution of the interests in the Liquidation Account to Eligible Account Holders and Supplemental Eligible Account Holders.

5.

Eligible Account Holders and Supplemental Eligible Account Holders will not recognize any gain or loss upon the constructive exchange of their liquidation interests in Lake Shore, MHC for interests in the liquidation account in Lake Shore Bancorp.

6.

The basis of the assets of Lake Shore, MHC (other than the stock in Lake Shore Federal Bancorp) and the holding period of the assets to be received by Lake Shore Federal Bancorp will be the same as the basis and holding period of such assets in Lake Shore, MHC immediately before the exchange.

7.

The merger of Lake Shore Federal Bancorp with and into Lake Shore Bancorp will constitute a mere change in identity, form, or place of organization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code and, therefore, will qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code. Neither Lake Shore Federal Bancorp nor Lake Shore Bancorp will recognize gain or loss as a result of such merger.

8.

The basis of the assets of Lake Shore Federal Bancorp and the holding period of such assets to be received by Lake Shore Bancorp will be the same as the basis and holding period of such assets in Lake Shore Federal Bancorp immediately before the exchange.

9.

Eligible Account Holders and Supplemental Eligible Account Holders will not recognize any gain or loss upon the constructive exchange of their liquidation interests in Lake Shore Federal Bancorp for interests in the liquidation account in Lake Shore Bancorp.

10.

The exchange by the Eligible Account Holders and Supplemental Eligible Account Holders of the liquidation interests that they constructively received in Lake Shore Federal Bancorp for interests in the liquidation account established in Lake Shore Bancorp will satisfy the continuity of interest requirement of Section 1.368-1(b) of the Federal Income Tax Regulations.

11.

Each stockholder’s aggregate basis in shares of Lake Shore Bancorp common stock received in the exchange will be the same as the aggregate basis of Lake Shore Federal Bancorp common stock surrendered in the exchange.

12.

Each stockholder’s holding period in its Lake Shore Bancorp common stock received in the exchange will include the period during which the Lake Shore Federal Bancorp common stock surrendered was held, provided that the Lake Shore Federal Bancorp common stock surrendered is a capital asset in the hands of the stockholder on the date of the exchange.

13.

Lake Shore Savings Bank’s charter conversion from a federal savings bank to a New York savings bank and then immediately thereafter to a New York commercial bank will constitute a reorganization under Section 368(a)(1)(F) of the Code and Lake Shore Savings Bank, either in its status as a federal savings bank, New York savings bank or New York commercial bank will recognize no gain or loss as a result of the charter conversion. (Section 368(a)(l)(F) of the Code)

14.

Except with respect to cash received in lieu of fractional shares, current stockholders of Lake Shore Federal Bancorp will not recognize any gain or loss upon their exchange of Lake Shore Federal Bancorp common stock for Lake Shore Bancorp common stock.

15.

Cash received by any current stockholder of Lake Shore Federal Bancorp in lieu of a fractional share interest in shares of Lake Shore Bancorp common stock will be treated as having been received as a distribution in full payment in exchange for a fractional share interest of Lake Shore Bancorp common stock, which the stockholder would otherwise be entitled to receive. Accordingly, a stockholder will recognize gain or loss equal to the difference between the cash received and the basis of the fractional share. If the common stock is held by the stockholder as a capital asset, the gain or loss will be capital gain or loss.

16.

It is more likely than not that the fair market value of the nontransferable subscription rights to purchase Lake Shore Bancorp common stock is zero. Accordingly, it is more likely than not that no gain or loss will be recognized by Eligible Account Holders, Supplemental Eligible Account Holders and Other Members upon distribution to them of nontransferable subscription rights to purchase shares of Lake Shore Bancorp common stock. Eligible Account Holders, Supplemental Eligible Account Holders and Other Members will not realize any taxable income as the result of the exercise by them of the nontransferable subscriptions rights.

17.

It is more likely than not that at the effective date of the conversion and stock offering the fair market value of the benefit provided to Eligible Account Holders and Supplemental Eligible Account Holders by their interest in the liquidation account of Lake Shore Bank is zero. Accordingly, it is more likely than not that no gain or loss will be recognized by Eligible Account Holders and Supplemental Eligible Account Holders upon the constructive distribution to them of such rights in the Lake Shore Bank liquidation account as of the effective date of the conversion and stock offering.

18.

It is more likely than not that the basis of the shares of Lake Shore Bancorp common stock purchased in the stock offering by the exercise of nontransferable subscription rights will be the purchase price. The holding period of the Lake Shore Bancorp common stock purchased pursuant to the exercise of nontransferable subscription rights will commence on the date the right to acquire such stock was exercised (i.e., the effective date of the conversion and stock offering).

19.	No gain or loss will be recognized by Lake Shore Bancorp on the receipt of money in exchange for Lake Shore Bancorp common stock sold in the stock offering.

We believe that the tax opinions summarized above address the material federal income tax consequences that are generally applicable to Lake Shore, MHC, Lake Shore Federal Bancorp, Lake Shore Savings Bank, Lake Shore Bancorp, persons receiving subscription rights, and stockholders of Lake Shore Federal Bancorp. With respect to items 16 and 18 above, Luse Gorman, PC noted that the subscription rights will be granted at no cost to the recipients, are legally nontransferable and of short duration, and will provide the recipient with the right only to purchase shares of common stock at the same price to be paid by members of the general public in any community offering. Luse Gorman, PC further noted that RP Financial has issued a letter that the subscription rights have no ascertainable fair market value. Luse Gorman, PC also noted that the Internal Revenue Service has not in the past concluded that subscription rights have value. Based on the foregoing, Luse Gorman, PC believes that it is more likely than not that the nontransferable subscription rights to purchase shares of common stock have no value. However, the issue of whether the nontransferable subscription rights have value is based on all the facts and circumstances. If the subscription rights granted to Eligible Account Holders, Supplemental Eligible Account Holders and Other Members are deemed to have an ascertainable value, receipt of these rights could result in taxable gain to those Eligible Account Holders, Supplemental Eligible Account Holders, and Other Members in an amount equal to the ascertainable value, and we could recognize gain on the distribution of such rights. Eligible Account Holders, Supplemental Eligible Account Holders and Other Members are encouraged to consult with their own tax advisors as to the tax consequences if subscription rights are deemed to have an ascertainable value.

The opinion as to item 17 above is based on the position that: (i) no holder of an interest in a liquidation account has ever received any payment attributable to liquidation of a solvent bank and/or holding company (other than as set forth below); (ii) the interests in the liquidation accounts are not transferable; (iii) the amounts due under the liquidation account with respect to each Eligible Account Holder and Supplemental Eligible Account Holder will be reduced as their deposits in Lake Shore Bank are reduced; (iv) holders of an interest in a liquidation account have received payments of their interests in very few instances (out of hundreds of transactions involving mergers, acquisitions and the purchase of assets and assumption of liabilities of holding companies and subsidiary banks) and these instances involved the purchase and assumption of a bank’s assets by a credit union; and (v) the Lake Shore Bank liquidation account payment obligation arises only if Lake Shore Bancorp lacks sufficient assets to fund the liquidation account or if Lake Shore Bank (or Lake Shore Bank and Lake Shore Bancorp) enters into a transaction to transfer Lake Shore Bank’s assets and liabilities to a credit union.

In addition, we have received a letter from RP Financial stating its belief that the benefit provided by the Lake Shore Bank liquidation account supporting the payment of the liquidation account if (i) Lake Shore Bancorp lacks sufficient net assets or (ii) Lake Shore Bank (or Lake Shore Bank and Lake Shore Bancorp) enters into a transaction to transfer Lake Shore Bank’s assets and liabilities to a credit union, does not have any economic value at the time of the conversion and stock offering. Based on the foregoing, Luse Gorman, PC believes it is more likely than not that such rights in the Lake Shore Bank liquidation account have no value. If such rights are subsequently found to have an economic value as of the effective time of the conversion and stock offering, income may be recognized by each Eligible Account Holder or Supplemental Eligible Account Holder in the amount of the fair market value as of the date of the conversion and stock offering.

The opinion of Luse Gorman, PC, unlike a letter ruling issued by the Internal Revenue Service, is not binding on the Internal Revenue Service and the conclusions expressed therein may be challenged at a future date. The Internal Revenue Service has issued favorable rulings for transactions substantially similar to the proposed conversion and stock offering, but those rulings may not be cited as precedent by any taxpayer other than the taxpayer to whom a ruling is addressed. We do not plan to apply for a letter ruling concerning the transactions described herein.

We have also received an opinion from Yount, Hyde & Barbour, P.C. that the New York income tax consequences are consistent with the federal income tax consequences.

The federal and state tax opinions have been filed with the Securities and Exchange Commission as exhibits to Lake Shore Bancorp’s registration statement.

Certain Restrictions on Purchase or Transfer of Our Shares after the Conversion and Stock Offering

All shares of common stock purchased in the stock offering by a director or certain officers of Lake Shore Savings Bank, Lake Shore Federal Bancorp, Lake Shore Bancorp or Lake Shore, MHC generally may not be sold for a period of one year following the closing of the conversion and stock offering, except if the individual dies. Restricted shares will bear a legend giving notice of this restriction on transfer, and instructions will be issued to the effect that any transfer within this time period of any record ownership of the shares other than as provided above is a violation of the restriction. Any shares of common stock issued at a later date as a stock dividend, stock split, or otherwise, with respect to the restricted stock will be similarly restricted. The directors and executive officers of Lake Shore Bancorp also will be restricted by the insider trading rules under the Securities Exchange Act of 1934, as amended.

Purchases of shares of our common stock by any of our directors, certain officers and their associates, during the three-year period following the closing of the conversion and stock offering, may be made only through a broker or dealer registered with the Securities and Exchange Commission, except with the prior written approval of the Federal Reserve Board. This restriction does not apply, however, to negotiated transactions involving more than 1% of our outstanding common stock or to purchases of our common stock by our stock option plan or any of our tax-qualified employee stock benefit plans or non-tax-qualified employee stock benefit plans, including any restricted stock plans.

PROPOSAL 2 — ADJOURNMENT OF THE SPECIAL MEETING

If there are not sufficient votes to constitute a quorum or to approve the plan of conversion at the time of the special meeting, the proposals may not be approved unless the special meeting is adjourned to a later date or dates in order to permit further solicitation of proxies. In order to allow proxies that have been received by Lake Shore Federal Bancorp at the time of the special meeting to be voted for an adjournment, if necessary, Lake Shore Federal Bancorp has submitted the question of adjournment to its stockholders as a separate matter for their consideration. The board of directors of Lake Shore Federal Bancorp recommends that stockholders vote “FOR” approval of the adjournment proposal. If it is necessary to adjourn the special meeting, no notice of the adjourned special meeting is required to be given to stockholders (unless the adjournment is for more than 30 days or if a new record date is fixed), other than an announcement at the special meeting of the hour, date and place to which the special meeting is adjourned.

The board of directors unanimously recommends that you vote “FOR” approval of the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve the plan of conversion.

PROPOSALS 3 THROUGH 5 — INFORMATIONAL PROPOSALS RELATING TO ARTICLES OF INCORPORATION OF LAKE SHORE BANCORP

By their approval of the plan of conversion as set forth in Proposal 1, the board of directors of Lake Shore Federal Bancorp has approved each of the informational proposals numbered 3 through 5, all of which relate to provisions included in the articles of incorporation of Lake Shore Bancorp. Each of these informational proposals is discussed in more detail below.

As a result of the conversion and stock offering, the public stockholders of Lake Shore Federal Bancorp, whose rights are presently governed by the charter and bylaws of Lake Shore Federal Bancorp, will become stockholders of Lake Shore Bancorp, whose rights will be governed by the articles of incorporation and bylaws of Lake Shore Bancorp The following informational proposals address the material differences between the governing documents of the two companies. This discussion is qualified in its entirety by reference to the charter and bylaws of Lake Shore Federal Bancorp and the articles of incorporation and bylaws of Lake Shore Bancorp. See “Where You Can Find Additional Information” for procedures for obtaining a copy of those documents.

The provisions of Lake Shore Bancorp’s articles of incorporation that are summarized as informational proposals 3 through 5 were approved as part of the process in which the board of directors of Lake Shore Federal Bancorp approved the plan of conversion. These proposals are informational only because the Federal Reserve Board’s regulations governing mutual-to-stock conversions do not provide for votes on matters other than the plan of conversion. Lake Shore Federal Bancorp’s stockholders are not being asked to approve these informational proposals at the special meeting. While we are asking you to vote with respect to each of the informational proposals set forth below, the proposed provisions for which an informational vote is requested will become effective if stockholders approve the plan of conversion, regardless of whether stockholders vote to approve any or all of the informational proposals. The provisions of Lake Shore Bancorp’s articles of incorporation and bylaws that are summarized as informational proposals may have the effect of deterring or rendering more difficult attempts by third parties to obtain control of Lake Shore Bancorp, if such attempts are not approved by the board of directors, or may make the removal of the board of directors or management, or the appointment of new directors, more difficult.

Informational Proposal 3 – Approval of a Provision in Lake Shore Bancorp’s Articles of Incorporation Requiring a Super-Majority Vote of Stockholders to Amend Certain Provisions of the Articles of Incorporation of Lake Shore Bancorp No amendment of the charter of Lake Shore Federal Bancorp may be made unless it is first proposed by the board of directors, then preliminarily approved by the Federal Reserve Board, and thereafter approved by the holders of a majority of the total votes eligible to be cast at a legal meeting. The articles of incorporation of Lake Shore Bancorp generally may be amended by the holders of a majority of the shares entitled to vote; provided, however, that any amendment of Section C, D, E or F of Article Fifth (Preferred Stock, Restrictions on Voting Rights of the Corporation’s Equity Securities, Majority Vote and Quorum), Article 7 (Directors), Article 8 (Bylaws), Article 9 (Evaluation of Certain Offers), Article 10 (Indemnification, etc. of Directors and Officers), Article 11 (Limitation of Liability), Article 12 (Selection of Forum) and Article 13 (Amendment of the Articles of Incorporation) must be approved by the affirmative vote of the holders of at least 80% of the outstanding shares entitled to vote, except that the proposed amendment or repeal of any such provisions need only be approved by the vote of two-thirds of all the votes entitled to be cast by the holders of shares of capital stock of Lake Shore Bancorp entitled to vote on the matter if the amendment or repeal of such provisions is approved by the board of directors pursuant to a resolution approved by at least two-thirds of the board directors. In addition, the board of directors may amend the articles of incorporation without any action by the stockholders to increase or decrease the aggregate number of shares of capital stock.

These limitations on amendments to specified provisions of Lake Shore Bancorp’s articles of incorporation are intended to ensure that the referenced provisions are not limited or changed upon a simple majority vote. While this limits the ability of stockholders to amend those provisions, Lake Shore, MHC, as a 63.1% stockholder, currently can effectively block any stockholder proposed change to the charter.

The requirement of a super-majority stockholder vote to amend specified provisions of Lake Shore Bancorp’s articles of incorporation could have the effect of discouraging a tender offer or other takeover attempt where the ability to make fundamental changes through amendments to the articles of incorporation is an important element of the takeover strategy of the potential acquirer. The board of directors believes that the provisions limiting certain amendments to the articles of incorporation will put the board of directors in a stronger position to negotiate with third parties with respect to transactions potentially affecting the corporate structure of Lake Shore Bancorp and the fundamental rights of its stockholders, and to preserve the ability of all stockholders to have an effective voice in the outcome of such matters.

The board of directors recommends that you vote “FOR” approval of a provision in Lake Shore Bancorp’s articles of incorporation requiring a super-majority vote to approve certain amendments to Lake Shore Bancorp’s articles of incorporation.

Informational Proposal 4 – Approval of a Provision in Lake Shore Bancorp’s Articles of Incorporation Requiring a Super-Majority Vote of Stockholders to Approve Stockholder Proposed Amendments to Lake Shore Bancorp’s Bylaws. An amendment to Lake Shore Federal Bancorp’s bylaws proposed by stockholders must be approved by the holders of a majority of the total votes eligible to be cast at a legal meeting subject to applicable approval by the Federal Reserve Board. The articles of incorporation of Lake Shore Bancorp provide that stockholders may only amend the bylaws if such proposal is approved by the affirmative vote of the holders of at least 80% of the outstanding shares entitled to vote.

The requirement of a super-majority stockholder vote to amend the bylaws of Lake Shore Bancorp is intended to ensure that the bylaws are not limited or changed upon a simple majority vote of stockholders. While this limits the ability of stockholders to amend the bylaws, Lake Shore, MHC, as a 63.1% stockholder, currently can effectively block any stockholder proposed change to the bylaws. Also, the board of directors of both Lake Shore Federal Bancorp and Lake Shore Bancorp may by a majority vote amend either company’s bylaws.

This provision in Lake Shore Bancorp’s articles of incorporation could have the effect of discouraging a tender offer or other takeover attempt where the ability to make fundamental changes through amendments to the bylaws is an important element of the takeover strategy of the potential acquirer. The board of directors believes that the provision limiting amendments to the bylaws will put the board of directors in a stronger position to negotiate with third parties with respect to transactions potentially affecting the corporate structure of Lake Shore Bancorp and the fundamental rights of its stockholders, and to preserve the ability of all stockholders to have an effective voice in the outcome of such matters.

The board of directors unanimously recommends that you vote “FOR” approval of the provision in Lake Shore Bancorp’s articles of incorporation requiring a super-majority vote of stockholders to approve stockholder proposed amendments to Lake Shore Bancorp’s bylaws.

Informational Proposal 5 – Approval of a Provision in Lake Shore Bancorp’s Articles of Incorporation to Limit the Voting Rights of Shares Beneficially Owned in Excess of 10% of Lake Shore Bancorp’s Outstanding Voting Stock. The articles of incorporation of Lake Shore Bancorp provide that in no event shall any person, who directly or indirectly beneficially owns in excess of 10% of the then-outstanding shares of common stock as of the record date for the determination of stockholders entitled or permitted to vote on any matter, be entitled or permitted to vote in respect of the shares held in excess of the 10% limit without prior board approval. Beneficial ownership is determined pursuant to the federal securities laws and includes, but is not limited to, shares as to which any person and his or her affiliates (i) have the right to acquire pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options and (ii) have or share investment or voting power (but shall not be deemed the beneficial owner of any voting shares solely by reason of a revocable proxy granted for a particular meeting of stockholders, and that are not otherwise beneficially, or deemed by Lake Shore Bancorp to be beneficially, owned by such person and his or her affiliates). The foregoing restriction does not apply to any employee benefit plans of Lake Shore Bancorp or any subsidiary or a trustee of a plan.

The provision in Lake Shore Bancorp’s articles of incorporation limiting the voting rights of beneficial owners of more than 10% of Lake Shore Bancorp’s outstanding voting stock is intended to limit the ability of any person to acquire a significant number of shares of Lake Shore Bancorp common stock and thereby gain sufficient voting control so as to cause Lake Shore Bancorp to effect a transaction that may not be in the best interests of Lake Shore Bancorp and its stockholders generally. This provision will not prevent a stockholder from seeking to acquire a controlling interest in Lake Shore Bancorp, but it will prevent a stockholder from voting more than 10% of the outstanding shares of common stock unless that stockholder has first persuaded the board of directors of the merits of the course of action proposed by the stockholder. The board of directors of Lake Shore Bancorp believes that fundamental transactions generally should be first considered and approved by the board of directors as it generally believes that it is in the best position to make an initial assessment of the merits of any such transactions and that its ability to make the initial assessment could be impeded if a single stockholder could acquire a sufficiently large voting interest so as to control a stockholder vote on any given proposal. This provision in Lake Shore Bancorp’s articles of incorporation makes an acquisition, merger or other similar corporate transaction less likely to occur, even if such transaction is supported by most stockholders, because it can prevent a holder of shares in excess of the 10% limit from voting the excess shares in favor of the transaction. Thus, it may be deemed to have an anti-takeover effect.

The board of directors unanimously recommends that you vote “FOR” approval of a provision in Lake Shore Bancorp’s articles of incorporation to limit the voting rights of shares beneficially owned in excess of 10% of Lake Shore Bancorp’s outstanding voting stock.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The financial condition data at December 31, 2024 and 2023 and the operating data for the years ended December 31, 2024 and 2023 were derived from the audited consolidated financial statements of Lake Shore Federal Bancorp included elsewhere in this proxy statement/prospectus. The following information is only a summary and should be read in conjunction with the audited consolidated financial statements and related notes of Lake Shore Federal Bancorp beginning on page F-1 of this proxy statement/prospectus.

	At December 31,
	2024	2023
	(In thousands)
Selected Financial Condition Data:
Total assets	$685,504	$725,118
Cash and cash equivalents	33,131	53,730
Securities, at fair value	56,495	60,442
Loans receivable, net	544,620	555,828
Bank-owned life insurance	29,340	29,355
Federal Home Loan Bank stock, at cost	1,157	2,293
Deposits	572,978	590,924
Borrowings	10,250	35,250
Total stockholders’ equity	89,868	86,273

	For the Years Ended December 31,
	2024	2023
	(In thousands, except per share data)
Selected Operating Data:
Interest income	$34,804	$33,755
Interest expense	13,741	9,397

Net interest income	21,063	24,358
(Credit) provision for credit losses	(1,479)	(1,043)

Net interest income after (credit) provision for credit losses	22,542	25,401
Non-interest income	3,304	2,635
Non-interest expense	19,980	21,817

Income before income taxes	5,866	6,219
Income tax expense	935	1,399

Net income	$4,931	$4,820

Basic and diluted earnings per share	$0.88	$0.82

	At or For the Years Ended December 31,
	2024	2023
Performance Ratios:
Return on average assets	0.70%	0.67%
Return on average equity	5.62%	5.78%
Interest rate spread(1)	2.62%	3.23%
Net interest margin(2)	3.21%	3.62%
Non-interest expense to average assets	2.83%	3.04%
Efficiency ratio(3)	82.00%	80.83%
Average interest-earning assets to average interest-bearing liabilities	127.88%	128.06%
Average equity to average assets	12.43%	11.62%

Capital Ratios(4):
Average equity to average assets	12.64%	11.15%
Tier 1 capital to average assets	13.83%	12.68%

Asset Quality Ratios:
Allowance for credit losses as a percentage of total loans	0.93%	1.16%
Allowance for credit losses as a percentage of non-performing loans	134.91%	193.05%
Net (charge-offs) recoveries to average outstanding loans during the year	0.00%	0.00%
Non-performing loans as a percentage of total loans	0.69%	0.60%
Non-performing loans as a percentage of total assets	0.55%	0.46%
Total non-performing assets as a percentage of total assets	0.55%	0.47%

Other:
Number of branches	10	11
Number of full-time equivalent employees	97	117

(1)	Represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.
(2)	Represents net interest income as a percentage of average interest-earning assets.
(3)	Represents non-interest expenses divided by the sum of net interest income and non-interest income.
(4)	Lake Shore Savings Bank only and ratios reflected are based on averages derived in conformity with the Federal Financial Institutions Examination Council (“FFIEC”) Call Report.

RECENT DEVELOPMENTS

The following tables set forth selected historical financial and other data for Lake Shore Federal Bancorp at the dates and for the periods indicated. The following is only a summary and it should be read in conjunction with the business and financial information contained elsewhere in this proxy statement/prospectus, including the audited consolidated financial statements that appear starting on page F-1 of this proxy statement/prospectus. The information at December 31, 2024 is derived in part from the audited consolidated financial statements that appear in this proxy statement/prospectus. The information at March 31, 2025 and for the three months ended March 31, 2025 and 2024, is unaudited and reflects only normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three months ended March 31, 2025, are not necessarily indicative of the results for the year ending December 31, 2025 or any other period.

	At March 31, 2025	At December 31, 2024
	(In thousands)
Selected Financial Condition Data:
Total assets	$688,996	$685,504
Cash and cash equivalents	30,428	33,131
Securities, at fair value	55,801	56,495
Loans receivable, net	551,640	544,620
Bank-owned life insurance	29,556	29,340
Federal Home Loan Bank stock, at cost	876	1,157
Deposits	582,730	572,978
Long-term debt	4,000	10,250
Stockholders’ equity	90,662	89,868

	For the Three Months Ended March 31,
	2025	2024
	(In thousands, except per share data)
Selected Operating Data:
Interest income	$8,367	$8,609
Interest expense	2,902	3,476

Net interest income	5,465	5,133
Provision (credit) for credit losses	48	(352)

Net interest income after provision (credit) for credit losses	5,417	5,485
Non-interest income	724	707
Non-interest expense	4,878	4,995

Income before income taxes	1,263	1,197
Income tax expense	206	183

Net income	$1,057	$1,014

Basic and diluted earnings per share	$0.19	$0.17

	At or For the Three Months Ended March 31,(1)
	2025	2024
Performance Ratios:
Return on average assets	0.62%	0.57%
Return on average equity	4.65%	4.69%
Interest rate spread(2)	2.94%	2.55%
Net interest margin(3)	3.49%	3.10%
Non-interest expense to average assets	0.72%	0.70%
Efficiency ratio(4)	78.82%	85.53%
Average interest-earning assets to average interest-bearing liabilities	129.52%	126.33%
Average equity to average assets	13.40%	12.14%

Capital Ratios(5):
Average equity to average assets	13.11%	11.65%
Tier 1 capital to average assets	14.31%	12.87%

Asset Quality Ratios:
Allowance for credit losses as a percentage of loans at amortized cost	0.93%	1.12%
Allowance for credit losses as a percentage of non-performing loans	148.89%	157.62%
Net (charge-offs) recoveries to average outstanding loans during the period	0.0%	0.0%
Non-performing loans as a percentage of loans at amortized cost	0.62%	0.71%
Non-performing loans as a percentage of total assets	0.50%	0.55%
Total non-performing assets as a percentage of total assets	0.50%	0.55%

Other:
Number of branches	10	11
Number of full-time equivalent employees	96	110

(1)	Annualized for the three months ended March 31, 2025 and 2024.
(2)	Represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.
(3)	Represents net interest income as a percentage of average interest-earning assets.
(4)	Represents non-interest expenses divided by the sum of net interest income and non-interest income.
(5)	Lake Shore Savings Bank only and ratios reflected are based on averages derived in conformity with the Federal Financial Institutions Examination Council (“FFIEC”) Call Report.

Comparison of Financial Condition at March 31, 2025 and December 31, 2024

Total assets at March 31, 2025 were $689.0 million, an increase of $3.5 million, or 0.5%, as compared to $685.5 million at December 31, 2024 primarily due to an increase in net loans, partially offset by a decrease in cash and cash equivalents.

Cash and cash equivalents decreased by $2.7 million, or 8.2%, from $33.1 million at December 31, 2024 to $30.4 million at March 31, 2025. The decrease was primarily due to an increase in loans receivable, net of $7.0 million, or 1.3%, and a decrease in long-term debt due to the repayment of Federal Home Loan Bank of New York (“FHLBNY”) borrowings of $6.3 million. The decrease in cash and cash equivalents was partially offset by an increase in total deposits of $9.8 million, or 1.7%.

Securities, at fair value decreased by $694,000, or 1.2%, from $56.5 million at December 31, 2024 to $55.8 million at March 31, 2025 primarily due to securities paydowns of $739,000, partially offset by a $62,000 increase in the market value of the securities.

Net loans receivable increased during the three months ended March 31, 2025, as shown in the table below:

	At March 31, 2025	At December 31, 2024	Change
			$	%
	(Dollars in thousands)
Real Estate Loans:
Residential, one- to four-family(1)	$157,880	$161,331	$(3,451)	(2.1)%
Home equity	47,238	47,456	(218)	(0.5)%
Commercial(2)	323,546	320,984	2,562	0.8%

Total real estate loans	528,664	529,771	(1,107)	(0.20)%

Other Loans:
Commercial	14,794	15,728	(934)	(5.9)%
Consumer	10,173	991	9,182	926.5%

Total gross loans	553,631	546,490	7,141	1.3%

Allowance for credit losses	(5,170)	(5,133)	(37)	0.7%
Net deferred loan costs	3,179	3,263	(84)	(2.6)%

Loans receivable, net	$551,640	$544,620	$7,020	1.3%

(1)	Includes one- to four-family construction loans.
(2)	Includes commercial construction loans.

The loans receivable, net balance increased $7.0 million, or 1.3%, from $544.6 million at December 31, 2024 to $551.6 million at March 31, 2025. The increase was primarily due to increases in consumer loans and commercial real estate loans, partially offset by a decrease in residential, one- to four-family real estate loans. During the three months ended March 31, 2025, we remained strategically focused on originating shorter duration, adjustable-rate commercial real estate loans to diversify our asset mix and to manage interest rate risk while reducing our reliance on wholesale funding sources.

Total non-performing assets decreased by $332,000, or 8.7%, to $3.5 million at March 31, 2025 from $3.8 million at December 31, 2024, primarily due to a decrease in non-accrual loans of $332,000. We had no loans past due 90 days or more but still accruing at March 31, 2025 or December 31, 2024. On March 26, 2025, one commercial relationship with two loans representing a total amortized cost of $1.2 million on non-accrual status was sold at foreclosure. Subject to customary foreclosure proceedings, we expect the sale to close during the second quarter of this year.

Other assets decreased $297,000, or 2.8%, to $10.4 million at March 31, 2025 from $10.7 million at December 31, 2024 primarily due to the proceeds received from a bank-owned life insurance death benefit which was in process at the end of 2024.

The table below shows changes in deposit balances by type of deposit account between March 31, 2025 and December 31, 2024:

	At March 31, 2025	At December 31, 2024	Change
			$	%
	(Dollars in thousands)
Core deposits
Demand deposits and NOW accounts:
Non-interest bearing	$89,725	$96,412	$(6,687)	(6.9)%
Interest bearing	63,117	65,020	(1,903)	(2.9)%
Time deposits less than or equal to $250,000	185,574	173,745	11,829	6.8%
Money market	155,671	149,550	6,121	4.1%
Savings	53,757	54,322	(565)	(1.0)%

Total core deposits	547,844	539,049	8,795	1.6%
Non-core deposits
Time deposits greater than $250,000	34,886	33,929	957	2.8%

Total non-core deposits	34,886	33,929	957	2.8%

Total deposits	$582,730	$572,978	$9,752	1.7%

The increase in total deposits was primarily due to a 6.8% increase in time deposits less than or equal to $250,000, a 4.1% increase in money market accounts, and a 2.8% increase in time deposits greater than $250,000. The increase in deposits was partially offset by a 6.9% decrease in non-interest bearing transaction accounts, a 2.9% decrease in interest-bearing transaction accounts, and a 1.0% decrease in savings accounts. The increase in time deposits and money market deposits was primarily due to an increase in customer demand for these types of deposit products as the result of the high and competitive interest rate environment. Our strategic focus is centered on organic growth of deposits among our retail and commercial customers to reduce our reliance on wholesale funding and to strengthen customer relationships. At March 31, 2025 and December 31, 2024, our percentage of uninsured deposits to total deposits was 11.8% and 13.5%, respectively.

During the three months ended March 31, 2025, long-term borrowings decreased by $6.3 million, or 61.0%, to $4.0 million at March 31, 2025 from $10.3 million at December 31, 2024 in connection with the repayment of $6.3 million of long-term debt with the FHLBNY. The borrowings were paid off at maturity as part of a balance sheet management strategy to focus on organic deposit growth and reduce reliance on wholesale funding sources.

Total stockholders’ equity increased $794,000, or 0.9%, to $90.7 million at March 31, 2025, from $89.9 million at December 31, 2024. The increase in stockholders’ equity was primarily attributed to $1.1 million in net income earned during the three months ended March 31, 2025.

Comparison of Results of Operations for the Three Months Ended March 31, 2025 and 2024

General. Net income increased to $1.1 million during the first quarter of 2025, or $0.19 per diluted share, an increase of $43,000, or 4.2%, when compared to net income of $1.0 million, or $0.17 per diluted share, for the first quarter of 2024. Our first quarter 2025 financial performance was positively impacted by an increase in net interest income along with a decrease in non-interest expenses.

Net Interest Income. Net interest income for the first quarter of 2025 increased by $332,000, or 6.5%, to $5.5 million as compared to $5.1 million for the first quarter of 2024. Net interest margin and interest rate spread were 3.49% and 2.94%, respectively, for the first quarter of 2025 as compared to 3.10% and 2.55%, respectively, for the first quarter of 2024.

Interest Income. Interest income for the first quarter of 2025 was $8.4 million, a decrease of $242,000, or 2.8%, compared to $8.6 million for the first quarter of 2024. The decrease in interest income from the first quarter of 2024 was primarily due to a decrease in the average balance of interest-earning assets of $35.0 million, or 5.3%. The decrease was partially offset by a 14 basis points increase in the average yield on interest-earning assets.

During the first quarter of 2025 as compared to the same period in 2024, there was a $364,000 decrease in interest earned on interest-earning deposits due to a decrease in the average balance and yield of interest-earning deposits of $20.5 million, or 46.5%, and 146 basis points, respectively. The decrease in the average balance of interest-earning deposits was primarily attributable to the repayment of long-term debt and decrease in brokered deposits since the first quarter of 2024 as we reduced our reliance on wholesale funding. The decrease in the average yield of interest-earning deposits was primarily attributable to a decline in market rates since the first quarter of 2024. Additionally, during the first quarter of 2025 as compared to the same period in 2024, there was a $44,000 decrease in interest earned on securities due to a decrease in the average balance and yield of securities of $3.9 million, or 6.4%, and 11 basis points, respectively. The decrease in the average balance of securities was primarily attributable to securities paydowns since the first quarter of 2024. These decreases were partially offset by a $166,000 increase in interest income on loans due to a 22 basis points increase in the average yield on loans. The increase in the average yield on loans was primarily attributable to the origination and repricing of loans at higher interest rates since the first quarter of 2024.

Interest Expense. Interest expense for the first quarter of 2025 was $2.9 million, a decrease of $574,000, or 16.5%, from $3.5 million for the first quarter of 2024. The decrease in interest expense when compared to the first quarter of 2024 was primarily due to a 25 basis points decrease in average interest rate paid on interest-bearing liabilities and a $39.9 million, or 7.6%, decrease in the average balance of interest-bearing liabilities.

During the first quarter of 2025 as compared to the same period in 2024, interest expense on deposits decreased by $402,000, or 12.4%, due to a 24 basis points decrease in the average interest rate paid on deposit accounts and a $16.6 million, or 3.4%, decrease in the average balance of deposits. The decrease in the average interest rate paid on deposit accounts was primarily due to the decrease in market interest rates and time deposit repricing in the first quarter of 2025. Average interest-bearing deposit balances decreased 3.4% during the first quarter of 2025 from the first quarter of 2024 due to a decrease in all deposit categories except money market accounts.

During the first quarter of 2025, interest expense on borrowed funds and other interest-bearing liabilities decreased by $172,000, or 74.1%, compared to the first quarter of 2024, primarily due to a $23.3 million, or 78.9%, decrease in average borrowed funds and other interest-bearing liabilities outstanding due to the repayment of $25.0 million of FHLBNY borrowings during 2024 and $6.3 million during the first quarter of 2025.

Provision (Credit) for Credit Losses. We recorded a provision for credit losses of $48,000 for the first quarter of 2025, as compared to a credit to the provision of $352,000 for the first quarter of 2024. The provision for credit losses for the first quarter of 2025 was attributable to a $39,000 provision to the allowance for credit losses on loans and a $9,000 provision to the allowance for credit losses for unfunded commitments. These increases during the first quarter of 2025 were the result of an increase to the quantitative estimated loss calculation inclusive of forecasted economic trends, primarily related to the mortgage loan pools, including residential mortgages and commercial real estate mortgages.

Non-Interest Income. Non-interest income was $724,000 for the first quarter of 2025, an increase of $17,000, or 2.4%, as compared to $707,000 for the first quarter of 2024. The increase from the first quarter of 2024 was primarily due to a $35,000 increase in unrealized gain on equity securities and a $22,000 increase in earnings on annuity assets in connection with the purchase of annuities during the fourth quarter of 2024.

Non-Interest Expense. Non-interest expense was $4.9 million for the first quarter of 2025, a decrease of $117,000, or 2.3%, as compared to $5.0 million for the first quarter of 2024. The decrease from the first quarter of 2024 was primarily related to a decrease in FDIC insurance of $207,000, or 74.2% as the result of a decrease in premium assessments.

Income Tax Expense. Income tax expense was $206,000 for the first quarter of 2025, an increase of $23,000, or 12.6%, as compared to $183,000 for the first quarter of 2024. The increase in income tax expense from the prior year quarter was due to an increase in pre-tax income earned during the current quarter along with an increase in the effective tax rate in the first quarter of 2025. The effective tax rate was 16.3% for the first quarter of 2025 as compared to 15.3% for the first quarter of 2024.

FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements, which can be identified by the use of words such as “estimate,” “project,” “believe,” “intend,” “anticipate,” “plan,” “seek,” “expect,” “will,” “would,” “should,” “could” or “may,” and words of similar meaning. These forward-looking statements include, but are not limited to:

•	statements of our goals, intentions and expectations;

•	statements regarding our business plans, prospects, growth and operating strategies;

•	statements regarding the quality of our loan and investment portfolios; and

•	estimates of our risks and future costs and benefits.

These forward-looking statements are based on current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•

inflation, tariffs and changes in the interest rate environment that reduce our margins and yields, the fair value of financial instruments or our level of loan originations, or increase the level of defaults, losses and prepayments on loans we have made and make;

•	general economic conditions, either nationally or in our market areas, that are worse than expected;

•	events involving the failure of financial institutions may adversely affect our business, and the market price of our common stock;

•	changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for credit losses;

•	our ability to access cost-effective funding;

•	fluctuations in real estate values and both residential and commercial real estate market conditions;

•	demand for loans and deposits in our market area;

•	our ability to implement and change our business strategies;

•	competition among depository and other financial institutions;

•	adverse changes in the securities or secondary mortgage markets, including our ability to sell loans in the secondary market;

•	changes in laws or government regulations or policies affecting financial institutions, including changes in regulatory fees and capital requirements;

•	changes in the quality or composition of our loan or investment portfolios;

•	technological changes that may be more difficult or expensive than expected;

•	the inability of third-party providers to perform as expected;

•	a failure or breach of our operational or security systems or infrastructure, including cyberattacks;

•	our ability to manage market risk, credit risk and operational risk in the current economic environment;

•	our ability to enter new markets successfully and capitalize on growth opportunities;

•

our ability to successfully integrate into our operations any assets, liabilities, customers, systems and management personnel we may acquire and our ability to realize related revenue synergies and cost savings within expected time frames, and any goodwill charges related thereto;

•	changes in consumer spending, borrowing and savings habits;

•

changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board, the Securities and Exchange Commission or the Public Company Accounting Oversight Board;

•	our ability to retain key employees;

•	any future FDIC insurance premium increases or special assessments may adversely affect our earnings;

•	our ability to prevent or mitigate fraudulent activity;

•	our ability to evaluate the amount and timing of recognition of future tax assets and liabilities;

•	political instability or civil unrest;

•	acts of war or terrorism or pandemics such as the COVID-19 pandemic;

•	our ability to control operating costs and expenses, including compensation expense associated with equity allocated or awarded to our employees;

•	changes in the financial condition, results of operations or future prospects of issuers of securities that we own; and

•	our inability to sell our foreclosed assets, net at an amount equal to or greater than the carrying amount.

Because of these and other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements. See “Risk Factors” beginning on page 19. Except as required by applicable law or regulation, we do not undertake, and we specifically disclaim any obligation, to release publicly the results of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of the statements or to reflect the occurrence of anticipated or unanticipated events.

HOW WE INTEND TO USE THE PROCEEDS FROM THE STOCK OFFERING

Although we cannot determine what the actual net proceeds will be from the sale of the shares of common stock by Lake Shore Bancorp in the stock offering until the stock offering is completed, we anticipate that the net proceeds will be between $40.4 million and $63.7 million.

We intend to use the net proceeds as follows:

	Based Upon the Sale at $10.00 Per Share of:
	4,250,000 Shares		5,000,000 Shares		5,750,000 Shares		6,612,500 Shares(1)
	Amount	Percent of Net Proceeds	Amount	Percent of Net Proceeds	Amount	Percent of Net Proceeds	Amount	Percent of Net Proceeds
	(Dollars in thousands)
Gross offering proceeds	$42,500		$50,000		$57,500		$66,125
Less: offering expenses	(2,130)		(2,224)		(2,317)		(2,424)

Net offering proceeds	$40,370	100.0%	$47,776	100.0%	$55,183	100.0%	$63,701	100.0%

Distribution of net proceeds:
To Lake Shore Bank	$20,185	50.0%	$23,888	50.0%	$27,592	50.0%	$31,851	50.0%

To fund loan to employee stock ownership plan	$3,400	8.4%	$4,000	8.4%	$4,600	8.3%	$5,290	8.3%

Retained by Lake Shore Bancorp	$16,785	41.6%	$19,888	41.6%	$22,991	41.7%	$26,560	41.7%

(1)

As adjusted to give effect to an increase in the number of shares, which could occur due to a 15% increase in the offering range to reflect demand for the shares or changes in market conditions following the commencement of the offering.

Payments for shares of common stock made through withdrawals from existing deposit accounts will not result in the receipt of new funds for investment but will reduce Lake Shore Savings Bank’s deposits. The net proceeds may vary because total expenses relating to the stock offering may be more or less than our estimates. For example, our expenses would increase if all the shares offered were not sold in the subscription and community offerings and instead a portion of the shares were sold in a syndicated community offering.

•	Lake Shore Bancorp may use the proceeds it retains from the stock offering:

•	to invest in securities;

•	to repurchase shares of its common stock;

•	to pay cash dividends to stockholders;

•

to finance the potential acquisition of financial institutions or financial services companies, although we do not currently have any agreements or understandings regarding any specific acquisition transaction; and

•	for other general corporate purposes.

See “Our Dividend Policy” for a discussion of our expected dividend policy following the completion of the conversion and stock offering. Under current federal regulations, we may not repurchase shares of our common stock during the first year following the completion of the conversion and stock offering, except when extraordinary circumstances exist and with prior regulatory approval, or except to fund the granting of restricted stock awards (which would require notification to the Federal Reserve Board) or tax-qualified employee stock benefit plans.

Lake Shore Bank may use the net proceeds it receives from the stock offering:

•	to fund new loans;

•	to enhance existing products and services, hire additional employees and support growth and the development of new products and services;

•

to expand its banking franchise by establishing or acquiring new branches, establishing loan production offices or by acquiring other financial institutions or other financial services companies as opportunities arise, although we do not currently have any understandings or agreements to acquire a financial institution or other entity;

•	to invest in securities;

•

to potentially restructure a small portion of Lake Shore Bank’s investment securities portfolio by selling between $6.0 million to $7.0 million of our available for sale investment securities with expected losses of no greater than $500,000;

•	to reduce wholesale borrowings; and

•	for other general corporate purposes.

Initially, a substantial portion of the net proceeds may be invested in short-term investments, investment-grade debt obligations and mortgage-backed securities. We have not determined specific amounts of the net proceeds that would be used for the purposes described above. The use of the proceeds outlined above may change based on many factors, including, but not limited to, changes in interest rates, equity markets, laws and regulations affecting the financial services industry, the attractiveness of potential acquisitions to expand our operations, and overall market conditions. The use of the proceeds may also change depending on our ability to receive regulatory approval to establish new branches or acquire other financial institutions.

We expect our return on equity to be low until we are able to reinvest effectively the additional capital raised in the stock offering. Until we can increase our net interest income and noninterest income, we expect our return on equity to be below the industry average, which may negatively affect the value of our common stock. See “Risk Factors—Risks Related to the Stock Offering—We have broad discretion in using the proceeds of the stock offering. Our failure to effectively deploy the net proceeds may have an adverse effect on our financial performance” and “— We will have a relatively high capital level after the completion of the conversion and stock offering. We expect our return on equity will be low following the stock offering, which could negatively affect the trading price of our shares of common stock.”

OUR DIVIDEND POLICY

In 2024, Lake Shore Federal Bancorp resumed paying a cash dividend of $0.18 per share to its public stockholders. On March 11, 2025, Lake Shore Federal Bancorp suspended the payment of cash dividends pending the completion of the conversion from the mutual holding company to the stock holding company form of organization and related stock offering. Following completion of the stock offering, our board of directors intends to resume paying cash dividends on our shares of common stock, subject to our capital requirements, our financial condition and results of operations, tax considerations, statutory and regulatory limitations, and general economic conditions. However, no decision has been made with respect to the amount of any dividend payments which will be determined once the board of directors can evaluate the amount of common stock outstanding. We cannot assure you that any such dividends will not be reduced or eliminated in the future.

Lake Shore Bancorp will not be permitted to pay dividends on its common stock if its stockholders’ equity would be reduced below the amount of the liquidation account established by Lake Shore Bancorp in connection with the conversion and stock offering. The source of dividends will depend on the net proceeds retained by Lake Shore Bancorp and earnings thereon, and dividends from Lake Shore Savings Bank. In addition, Lake Shore Bancorp will be subject to state law limitations and federal bank regulatory policy on the payment of dividends. Maryland law generally limits dividends if the corporation would not be able to pay its debts in the usual course of business after giving effect to the dividend or if the corporation’s total assets would be less than the corporation’s total liabilities plus the amount needed to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to those receiving the distribution.

The Federal Reserve Board has issued a policy statement providing that dividends should be paid only out of current earnings and only if our prospective rate of earnings retention is consistent with our capital needs, asset quality and overall financial condition. Regulatory guidance also provides for prior regulatory consultation with respect to capital distributions in certain circumstances such as where the holding company’s net income for the past four quarters, net of dividends previously paid over that period, is insufficient to fully fund the dividend or the holding company’s overall rate or earnings retention is inconsistent with its capital needs and overall financial condition.

After the completion of the conversion and stock offering, Lake Shore Bank will not be permitted to pay dividends on its capital stock owned by Lake Shore Bancorp, its sole stockholder, if Lake Shore Bank’s stockholder’s equity would be reduced below the amount of the liquidation account established in connection with the conversion and stock offering. In addition, Lake Shore Bank will not be permitted to make a capital distribution if, after making such distribution, it would be undercapitalized under applicable regulation. The FDIC has the authority to prohibit Lake Shore Bank from paying dividends if, in its opinion, the payment of dividends would constitute an unsafe or unsound practice in light of the financial condition of Lake Shore Bank. Lake Shore Bank must file an application with the NYSDFS for approval of a capital distribution if the total capital distributions for the applicable calendar year exceed the sum of its net income for that year to date plus its retained net income for the preceding two years.

Any payment of dividends by Lake Shore Bank to Lake Shore Bancorp that would be deemed to be drawn from Lake Shore Bank’s bad debt reserves established before 1988, if any, would require a payment of taxes at the then-current tax rate by Lake Shore Bank on the amount of earnings deemed to be removed from the pre-1988 bad debt reserves for such distribution. Lake Shore Bank does not intend to make any distribution that would create such a federal tax liability.

We intend to file a consolidated federal tax return with Lake Shore Bank. Accordingly, it is anticipated that any cash distributions we make to our stockholders would be treated as cash dividends and not as a non-taxable return of capital for federal tax purposes. Additionally, during the three-year period following the conversion and stock offering, we will not be permitted to make any capital distribution to stockholders that would be treated by recipients as a tax-free return of capital for federal income tax purposes.

MARKET FOR THE COMMON STOCK

Lake Shore Federal Bancorp’s common stock is currently listed on the Nasdaq Global Market under the symbol “LSBK.” Upon completion of the conversion and stock offering, we expect the shares of common stock of Lake Shore Bancorp will also be listed on the Nasdaq Global Market under the symbol “LSBK.” In order to list our stock on the Nasdaq Global Market, we are required to have at least three broker-dealers who will make a market in our common stock. As of May 5, 2025, Lake Shore Federal Bancorp had 20 registered market makers in its common stock.

At the close of business on May 5, 2025, there were 5,759,172 shares of Lake Shore Federal Bancorp common stock outstanding, of which 2,122,297 shares were publicly held shares (shares held by stockholders other than Lake Shore, MHC), and approximately 639 stockholders of record (excluding stockholders who hold shares in street name through a broker).

On January 29, 2025, the business day immediately preceding the public announcement of the conversion and stock offering, the closing price of Lake Shore Federal Bancorp common stock was $13.25 per share, as reported by the Nasdaq Stock Market. On May 7, 2025, the most recent practicable date before the printing of this proxy statement/prospectus, the closing price of Lake Shore Federal Bancorp common stock was $14.85 per share, as reported by the Nasdaq Stock Market. On the effective date of the conversion and stock offering, all publicly held shares of Lake Shore Federal Bancorp common stock, including shares of common stock owned by our officers and directors, will be converted automatically into and become the right to receive a number of shares of Lake Shore Bancorp common stock determined pursuant to the exchange ratio. See “Proposal 1—Approval of the Plan of Conversion and Reorganization—Share Exchange Ratio for Current Stockholders.” Options to purchase shares of Lake Shore Federal Bancorp common stock will be converted into options to purchase a number of new shares of Lake Shore Bancorp common stock determined pursuant to the exchange ratio, with the same aggregate exercise price. See “Beneficial Ownership of Common Stock.”

HISTORICAL AND PRO FORMA REGULATORY CAPITAL COMPLIANCE

At December 31, 2024, Lake Shore Savings Bank had opted in, and was in compliance with, the community bank leverage ratio framework and was considered “well capitalized.”

The table below sets forth the historical equity capital and regulatory capital of Lake Shore Savings Bank at December 31, 2024, and the pro forma equity capital and regulatory capital of Lake Shore Bank after giving effect to the sale of shares of common stock at $10.00 per share. The table also compares historical and pro forma capital levels to those required to be considered “well capitalized.” The table assumes that Lake Shore Bank receives 50% of the net offering proceeds. See “How We Intend to Use the Proceeds From the Stock Offering.”

	Lake Shore Savings Bank Historical at December 31, 2024		Lake Shore Bank Pro Forma at December 31, 2024 Based Upon the Sale in the Stock Offering of:
			4,250,000 Shares		5,000,000 Shares		5,750,000 Shares		6,612,500 Shares(1)
	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets
	(Dollars in thousands)
Equity	$87,280	12.74%	$102,365	14.51%	$105,168	14.83%	$107,972	15.15%	$111,196	15.51%

Tier 1 leverage capital (2)	$97,244	13.83%	$112,329	15.53%	$115,132	15.84%	$117,936	16.14%	$121,160	16.49%
Tier 1 leverage requirement	35,150	5.00	36,160	5.00	36,345	5.00	36,530	5.00	36,743	5.00

Excess	$62,094	8.83%	$76,169	10.53%	$78,787	10.84%	$81,406	11.14%	$84,417	11.49%

Reconciliation of capital infused into Lake Shore Bank:
Net proceeds			$20,185		$23,888		$27,592		$31,851
Less: Common stock acquired by stock-based benefit plan			(1,700)		(2,000)		(2,300)		(2,645)
Less: Common stock acquired by employee stock ownership plan			(3,400)		(4,000)		(4,600)		(5,290)

Pro forma increase			$15,085		$17,888		$20,692		$23,916

(1)

As adjusted to give effect to an increase in the number of shares, which could occur due to a 15% increase in the offering range to reflect demand for the shares or changes in market conditions following the commencement of the offering.

(2)	Tier 1 leverage capital levels are shown as a percentage of total average assets.

CAPITALIZATION

The following table presents the historical consolidated capitalization of Lake Shore Federal Bancorp at December 31, 2024 and the pro forma consolidated capitalization of Lake Shore Bancorp after giving effect to the conversion and stock offering based upon the assumptions set forth in the “Pro Forma Data” section.

	Lake Shore Federal Bancorp Historical at December 31, 2024	Lake Shore Bancorp Pro Forma at December 31, 2024, Based Upon the Sale at $10.00 Per Share of:
		4,250,000 Shares	5,000,000 Shares	5,750,000 Shares	6,612,500 Shares(1)
	(Dollars in thousands)
Deposits (2)	$572,978	$572,978	$572,978	$572,978	$572,978
Borrowed funds	10,250	10,250	10,250	10,250	10,250

Total deposits and borrowed funds	$583,228	$583,228	$583,228	$583,228	$583,228

Stockholders’ equity:
Preferred stock, $0.01 par value, 10,000,000 shares authorized (post-conversion) (3)	—	—	—	—	—
Common stock, $0.01 par value, 40,000,000 shares authorized (post-conversion); shares to be issued as reflected (3) (4)	68	67	79	91	104
Additional paid-in capital (3)	31,512	58,437	65,832	73,226	81,731
Lake Shore, MHC capital contribution	—	372	372	372	372
Retained earnings (5)	82,805	82,805	82,805	82,805	82,805
Accumulated other comprehensive loss	(9,964)	(9,964)	(9,964)	(9,964)	(9,964)
Treasury stock, at cost	(13,304)	—	—	—	—
Unallocated common stock to be held by employee stock ownership plan (6)	(938)	(4,338)	(4,938)	(5,538)	(6,228)
Common stock acquired by stock-based benefit plan (7)	(311)	(2,011)	(2,311)	(2,611)	(2,956)

Total stockholders’ equity	$89,868	$125,368	$131,875	$138,381	$145,864

Pro Forma Shares Outstanding
Shares offered for sale	—	4,250,000	5,000,000	5,750,000	6,612,500
Exchange shares issued	—	2,440,823	2,871,557	3,302,290	3,797,635
Total shares outstanding	—	6,690,823	7,871,557	9,052,290	10,410,135

Total stockholders’ equity as a percentage of total assets	13.11%	17.39%	18.13%	18.85%	19.67%
Tangible equity as a percentage of tangible assets	13.11%	17.39%	18.13%	18.85%	19.67%

(1)

As adjusted to give effect to an increase in the number of shares, which could occur due to a 15% increase in the offering range to reflect demand for the shares or changes in market conditions following the commencement of the offering.

(2)

Does not reflect withdrawals from deposit accounts to purchase shares of common stock in the conversion and stock offering. These withdrawals would reduce pro forma deposits and assets by the amount of the withdrawals.

(3)

Lake Shore Federal Bancorp currently has 25,000,000 authorized shares of common stock, $0.01 par value per share, and 1,000,000 authorized shares of preferred stock, par value $0.01 per share. On a pro forma basis, common stock and additional paid-in capital are revised to reflect the number of shares of Lake Shore Bancorp common stock to be outstanding after the completion of the conversion and stock offering.

(4)

No effect has been given to the issuance of additional shares of Lake Shore Bancorp common stock pursuant to the exercise of options under one or more stock-based benefit plans. If the plans are implemented within the first year after the closing of the stock offering, an amount up to 10% of the shares of Lake Shore Bancorp common stock sold in the stock offering will be reserved for issuance upon the exercise of options under the plans. No effect has been given to the exercise of options currently outstanding. See “Management.”

(5)

The retained earnings of Lake Shore Bank will be substantially restricted after the conversion and stock offering. See “Our Dividend Policy” and “Proposal 1—Approval of the Plan of Conversion and Reorganization—Liquidation Rights.”

(6)

Assumes that 8% of the shares sold in the stock offering will be acquired by the employee stock ownership plan financed by a loan from Lake Shore Bancorp. The loan will be repaid principally from Lake Shore Bancorp’s contributions to the employee stock ownership plan. Since Lake Shore Bancorp will finance the employee stock ownership plan debt, the debt will be eliminated through consolidation and no liability will be reflected on Lake Shore Bancorp’s consolidated financial statements. Accordingly, the amount of shares of common stock acquired by the employee stock ownership plan is shown in this table as a reduction of total stockholders’ equity.

(7)

Assumes a number of shares of common stock equal to 4% of the shares of common stock to be sold in the stock offering will be purchased for grant by one or more stock-based benefit plans. The funds to be used by such plans to purchase the shares will be provided by Lake Shore Bancorp. The dollar amount of common stock to be purchased is based on the $10.00 per share purchase price in the stock offering and represents unearned compensation. This amount does not reflect possible increases or decreases in the value of common stock relative to the purchase price in the stock offering. Lake Shore Bancorp will accrue compensation expense to reflect the vesting of shares pursuant to such stock-based benefit plans and will credit capital in an amount equal to the charge to operations. Implementation of such plans will require stockholder approval.

PRO FORMA DATA

The following table summarizes historical data of Lake Shore Federal Bancorp and pro forma data of Lake Shore Bancorp at and for the year ended December 31, 2024. This information is based on assumptions set forth below and in the table and related footnotes, and should not be used as a basis for projections of market value of the shares of common stock following the conversion and stock offering.

The estimated net proceeds disclosed in the table are based upon the following assumptions:

(i)	all shares of common stock will be sold in the subscription or community offerings;

(ii)

our employee stock ownership plan will purchase 8% of the shares of common stock sold in the stock offering with a loan from Lake Shore Bancorp. The existing loan obligation of our employee stock ownership plan, equal to $1.2 million at December 31, 2024, will be combined with the new loan. The combined loan will be repaid in substantially equal payments of principal and interest (at the prime rate of interest, which will be fixed as of the date of the offering) over 25 years. Interest income that we earn on the loan will offset the interest paid by Lake Shore Bank. The effect on earnings for the employee stock ownership plan is the cost of amortizing the combined loan over 25 years, net of historical expense for the period;

(iii)

we will pay Raymond James a fee of 1.35% with respect to shares sold in the subscription and community offerings. No fee will be paid with respect to shares of common stock purchased by our qualified and non-qualified employee stock benefit plans, or stock purchased by our officers, directors and employees, and their immediate families, and no fee will be paid with respect to exchange shares; and

(iv)	total expenses of the stock offering, other than the fees and commissions to be paid to Raymond James and any other broker-dealers, will be $1.5 million.

In addition, the expenses of the offering may vary from those estimated, and the fees paid to Raymond James will vary from the amounts estimated if the amount of shares of Lake Shore Bancorp common stock sold varies from the amounts assumed above or if any shares are sold in the syndicated community offering.

We calculated pro forma consolidated net income for the fiscal year as if the estimated net proceeds we received had been invested at the beginning of the year at an assumed interest rate of 4.38% (3.46% on an after-tax basis). This represents the yield on the five-year U.S. Treasury Note at December 31, 2024, which, in light of current market interest rates, we consider to reflect more accurately the pro forma reinvestment rate than the arithmetic average of the weighted average yield earned on our interest-earning assets and the weighted average rate paid on our deposits, which is the reinvestment rate federal regulations require that we assume in presenting pro forma data.

We further believe that the reinvestment rate is factually supportable because:

•	the yield on the U.S. Treasury Note can be determined and/or estimated from third-party sources; and

•	we believe that U.S. Treasury securities are not subject to credit losses due to a U.S. Government guarantee of payment of principal and interest.

We calculated historical and pro forma per share amounts by dividing historical and pro forma amounts of consolidated net income and stockholders’ equity by the indicated number of shares of common stock. For pro forma earnings per share calculations, we adjusted these figures to give effect to the shares of common stock purchased by the employee stock ownership plan. We computed per share amounts as if the shares of common stock were outstanding at the beginning of the year, but we did not adjust per share historical or pro forma stockholders’ equity to reflect the earnings on the estimated net proceeds.

The pro forma data gives effect to the implementation of one or more stock-based benefit plans. We have assumed that stock-based benefit plans will acquire for restricted stock awards a number of shares of common stock equal to 4% of the shares of common stock sold in the stock offering at the same price for which they were sold in the stock offering. We have assumed that awards of common stock granted under such plans vest over a five-year period.

We also have assumed that options will be granted under stock-based benefit plans to acquire shares of common stock equal to 10% of the shares of common stock sold in the stock offering. In preparing the table below, we assumed that stockholder approval was obtained, that the exercise price of the stock options and the market price of the stock at the date of grant were $10.00 per share and that the stock options had a term of ten years and vested over five years. We applied the Black-Scholes option pricing model to estimate a grant-date fair value of $5.32 for each option.

We may grant options and award shares of common stock under one or more stock-based benefit plans in excess of 10% and 4%, respectively, of the shares of common stock sold in the stock offering and that vest sooner than over a five-year period if the stock-based benefit plans are adopted more than one year following the completion of the stock offering.

As discussed under “How We Intend to Use the Proceeds From the Stock Offering,” we intend to contribute 50% of the net proceeds from the stock offering to Lake Shore Bank, and we will retain the remainder of the net proceeds from the stock offering. We will use a portion of the proceeds we retain to fund a loan to the employee stock ownership plan and retain the rest of the proceeds for future use.

The pro forma data does not give effect to:

•	withdrawals from deposit accounts to purchase shares of common stock in the stock offering;

•	our results of operations after the stock offering; or

•	changes in the market price of the shares of common stock after the stock offering.

The following pro forma data may not be representative of the financial effects of the stock offering at the dates on which the stock offering actually occurs, and should not be taken as indicative of future results of operations. Pro forma consolidated stockholders’ equity represents the difference between the stated amounts of our assets and liabilities. The pro forma stockholders’ equity is not intended to represent the fair market value of the shares of common stock and may be different than the amounts that would be available for distribution to stockholders if we liquidated. Moreover, pro forma stockholders’ equity per share does not give effect to the liquidation accounts to be established in connection with the conversion and stock offering or, in the unlikely event of a liquidation of Lake Shore Bank, to the tax effect of the recapture of the bad debt reserve, if any. See “Proposal 1—Approval of the Plan of Conversion and Reorganization—Liquidation Rights.”

At or for the Year Ended December 31, 2024, Based upon the Sale at $10.00 Per Share of:
4,250,000 Shares	5,000,000 Shares	5,750,000 Shares	6,612,500 Shares(1)
(Dollars in thousands, except per share amounts)
Gross proceeds of stock offering	$42,500	$50,000	$57,500	$66,125
Market value of shares issued in the exchange	24,408	28,716	33,023	37,976

Pro forma market capitalization	$66,908	$78,716	$90,523	$104,101

Gross proceeds of offering	$42,500	$50,000	$57,500	$66,125
Estimated expenses	(2,130)	(2,224)	(2,317)	(2,424)

Estimated net proceeds	40,370	47,777	55,183	63,701
Common stock purchased by employee stock ownership plan	(3,400)	(4,000)	(4,600)	(5,290)
Common stock purchased by stock-based benefit plans	(1,700)	(2,000)	(2,300)	(2,645)

Estimated net proceeds, as adjusted	$35,270	$41,777	$48,283	$55,766

For the Year Ended December 31, 2024
Consolidated net earnings:
Historical	$4,931	$4,931	$4,931	$4,931
Income on adjusted net proceeds	1,220	1,446	1,671	1,930
Income on MHC asset contribution	8	8	8	8
Employee stock ownership plan (2)	(61)	(86)	(111)	(132)
Stock awards (3)	(269)	(316)	(363)	(418)
Stock options (4)	(428)	(504)	(580)	(667)

Pro forma net income	$5,401	$5,479	$5,556	$5,652

Earnings per share (5):
Historical	$0.79	$0.66	$0.58	$0.50
Income on adjusted net proceeds	0.19	0.20	0.20	0.20
Employee stock ownership plan (2)	(0.01)	(0.01)	(0.01)	(0.01)
Stock awards (3)	(0.04)	(0.04)	(0.04)	(0.04)
Stock options (4)	(0.07)	(0.07)	(0.07)	(0.07)

Pro forma earnings per share (5)	$0.86	$0.74	$0.66	$0.58

Offering price to pro forma net earnings per share	11.63	x	13.51	x	15.15	x	17.24	x
Shares used in earnings per share calculations	6,266,955	7,372,888	8,478,821	9,770,426

At December 31, 2024
Stockholders’ equity:
Historical	$89,868	$89,868	$89,868	$89,868
Estimated net proceeds	40,370	47,777	55,183	63,701
Equity increase from Lake Shore, MHC	230	230	230	230
Common stock acquired by employee stock ownership plan (2)	(3,400)	(4,000)	(4,600)	(5,290)
Common stock acquired by stock-based benefit plans (3)	(1,700)	(2,000)	(2,300)	(2,645)

Pro forma stockholders’ equity (6)	$125,368	$131,875	$138,381	$145,864

Intangible assets	$—	$—	$—	$—

Pro forma tangible stockholders’ equity (6)	$125,368	$131,875	$138,381	$145,864

Stockholders’ equity per share (7):
Historical	$13.44	$11.41	$9.92	$8.63
Estimated net proceeds	6.03	6.07	6.10	6.12
Equity increase from Lake Shore, MHC	0.03	0.03	0.03	0.02
Common stock acquired by employee stock ownership plan (2)	(0.51)	(0.51)	(0.51)	(0.51)
Common stock acquired by stock-based benefit plans (3)	(0.25)	(0.25)	(0.25)	(0.25)

Pro forma stockholders’ equity per share (7)	$18.74	$16.75	$15.29	$14.01

Intangible assets	$—	$—	$—	$—

Pro forma tangible stockholders’ equity per share (7)	$18.74	$16.75	$15.29	$14.01

Offering price as percentage of pro forma stockholders’ equity per share	53.36%	59.70%	65.40%	71.38%
Offering price as percentage of pro forma tangible stockholders’ equity per share	53.36%	59.70%	65.40%	71.38%
Shares outstanding for pro forma equity per share calculations	6,690,823	7,871,557	9,052,290	10,410,135

(footnotes begin on following page)

(1)

As adjusted to give effect to an increase in the number of shares, which could occur due to a 15% increase in the offering range to reflect demand for the shares or changes in market conditions following the commencement of the offering.

(2)

Assumes that 8% of the shares of common stock sold in the stock offering will be purchased by the employee stock ownership plan. For purposes of this table, the funds used to acquire these shares are assumed to have been borrowed by the employee stock ownership plan from Lake Shore Bancorp, and the outstanding loan with respect to existing shares of Lake Shore Federal Bancorp held by the employee stock ownership plan will be refinanced and consolidated with the new loan. Lake Shore Bank intends to make annual contributions to the employee stock ownership plan in an amount at least equal to the required principal and interest payments on the debt. Lake Shore Bank’s total annual payments on the employee stock ownership plan debt are based upon 25 equal annual installments of principal and interest. Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 718-40, “Compensation—Stock Compensation—Employee Stock Ownership Plans” (“ASC 718-40”) requires that an employer record compensation expense in an amount equal to the fair value of the shares committed to be released to employees. The pro forma adjustments assume that the employee stock ownership plan shares are allocated in equal annual installments based on the number of loan repayment installments assumed to be paid by Lake Shore Bank, the fair value of the common stock remains equal to the subscription price and the employee stock ownership plan expense reflects an effective combined federal and state tax rate of 21%. The unallocated employee stock ownership plan shares are reflected as a reduction of stockholders’ equity. No reinvestment is assumed on proceeds contributed to fund the employee stock ownership plan. The pro forma net income further assumes that 17,661, 20,778, 23,895, and 26,655 shares were committed to be released during the year ended December 31, 2024 at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively, and in accordance with ASC 718-40, only the employee stock ownership plan shares committed to be released during the year were considered outstanding for net income per share calculations.

(3)

Assumes that one or more stock-based benefit plans purchase an aggregate number of shares of common stock equal to 4% of the shares to be sold in the stock offering. Stockholder approval of the plans and purchases by the plans may not occur earlier than six months after the completion of the conversion and stock offering. The shares may be acquired directly from Lake Shore Bancorp or through open market purchases. Shares in the stock-based benefit plan are assumed to vest over a period of five years. The funds to be used to purchase the shares will be provided by Lake Shore Bancorp. The tables assume that (i) the stock-based benefit plan acquires the shares through open market purchases at $10.00 per share, (ii) 20% of the amount contributed to the plan is amortized as an expense during the year ended December 31, 2024, and (iii) the plan expense reflects an effective combined federal and state tax rate of 21%. Assuming stockholder approval of the stock-based benefit plans and that shares of common stock (equal to 4% of the shares sold in the stock offering) are awarded through the use of authorized but unissued shares of common stock, stockholders would have their ownership and voting interests diluted by approximately 2.48%.

(4)

Assumes that options are granted under one or more stock-based benefit plans to acquire an aggregate number of shares of common stock equal to 10% of the shares to be sold in the stock offering. Stockholder approval of the plans may not occur earlier than six months after the completion of the conversion and stock offering. In calculating the pro forma effect of the stock-based benefit plans, it is assumed that the exercise price of the stock options and the trading price of the common stock at the date of grant were $10.00 per share, the estimated grant-date fair value determined using the Black-Scholes option pricing model was $5.32 for each option, the aggregate grant-date fair value of the stock options was amortized to expense on a straight-line basis over a five-year vesting period of the options, and that 25% of the amortization expense (the assumed portion related to options granted to directors) resulted in a tax benefit using an effective combined federal and state tax rate of 21%. The actual expense will be determined by the grant-date fair value of the options, which will depend on a number of factors, including the valuation assumptions used and the option pricing model ultimately adopted. Under the above assumptions, the adoption of the stock-based benefit plans will result in no additional shares under the treasury stock method for calculating earnings per share. There can be no assurance that the actual exercise price of the stock options will be equal to the $10.00 price per share. If a portion of the shares used to satisfy the exercise of options comes from authorized but unissued shares, our net income per share and stockholders’ equity per share would decrease. The issuance of authorized but unissued shares of common stock pursuant to the exercise of options under such plan would dilute stockholders’ ownership and voting interests by approximately 5.97%.

(5)

Per share figures include publicly held shares of Lake Shore Federal Bancorp common stock that will be issued in exchange for shares of Lake Shore Bancorp common stock. See “Proposal 1—Approval of the Plan of Conversion and Reorganization—Share Exchange Ratio for Current Stockholders.” Net income per share computations are determined by taking the number of shares assumed to be sold in the stock offering and the number of new shares assumed to be issued in exchange for publicly held shares and, in accordance with ASC 718-40, subtracting the employee stock ownership plan shares that have not been committed for release during the period. See footnote 2, above. The number of shares of common stock actually sold and the corresponding number of exchange shares may be more or less than the assumed amounts.

(6)

The retained earnings of Lake Shore Bank will be substantially restricted after the conversion and stock offering. See “Our Dividend Policy” and “Proposal 1—Approval of the Plan of Conversion and Reorganization—Liquidation Rights.”

(7)

Per share figures include publicly held shares of Lake Shore Federal Bancorp common stock that will be issued in exchange for shares of Lake Shore Bancorp common stock. Stockholders’ equity per share calculations are based upon the sum of (i) the number of shares assumed to be sold in the stock offering and (ii) shares to be issued in exchange for publicly held shares at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively. The exchange shares reflect an exchange ratio of 1.1632, 1.3685, 1.5738 and 1.8098 at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively. The number of shares actually sold and the corresponding number of exchange shares may be more or less than the assumed amounts.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis reflects our audited consolidated financial statements and other relevant statistical data, and is intended to enhance your understanding of our financial condition and results of operations. The information at December 31, 2024 and 2023 and for the years ended December 31, 2024 and 2023 is derived in part from the audited consolidated financial statements that appear elsewhere in this proxy statement/prospectus. You should read the information in this section in conjunction with the other business and financial information contained in this proxy statement/prospectus, including the audited consolidated financial statements and related notes of Lake Shore Federal Bancorp appearing elsewhere in this proxy statement/prospectus.

Overview

Our results of operations depend primarily on our net interest income, which is the difference between the interest income we earn on loans and investments and the interest expense we pay on deposits, borrowings and other interest-bearing liabilities. Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rates we earn or pay on these balances.

Our operations are also affected by non-interest income, such as service charges and fees, debit card fees, earnings on bank owned life insurance, gains and losses on interest rate swaps and the sales of securities and loans, our provision for credit losses and non-interest expenses which include salaries and employee benefits, occupancy and equipment costs, data processing, professional services, advertising and other general and administrative expenses.

Financial institutions like us, in general, are significantly affected by economic conditions, competition, and the monetary and fiscal policies of the federal government. Lending activities are influenced by the demand for and supply of housing and commercial real estate, competition among lenders, interest rate conditions, and funds availability. Our operations and lending are principally concentrated in the Western New York area, and our operations and earnings are influenced by local economic conditions. Deposit balances and cost of funds are influenced by prevailing market rates on competing investments, customer preferences, and levels of personal income and savings in our primary market area. Operations are also significantly impacted by government policies and actions of regulatory authorities. Future changes in applicable law, regulations or government policies, as well as regulatory actions, may materially impact our financial performance.

Business Strategy

In April 2023, Kim C. Liddell was appointed President and Chief Executive Officer of Lake Shore Savings Bank and its holding companies, Lake Shore Federal Bancorp and Lake Shore, MHC, in order to lead a new management team to both expeditiously resolve the Consent Order which Lake Shore Savings Bank entered into with the OCC in February 2023, as well as position the bank for future market opportunities. The Consent Order required Lake Shore Savings Bank to correct certain deficiencies relating to information technology, security, automated clearing house program, audit, management and BSA/AML. In addition, Lake Shore Federal Bancorp and Lake Shore, MHC entered into a written agreement with the Federal Reserve Bank of Philadelphia in June 2023 to support the remediation activities at Lake Shore Savings Bank. As a result of the new management team’s efforts, the Consent Order was terminated by the OCC on December 3, 2024 followed by the termination of the written agreement with the Federal Reserve Bank of Philadelphia on March 4, 2025. With the resolution of the Consent Order and the written agreement, management can focus on its core strategy of positioning the bank as a leading community bank, locally headquartered in Western New York, with more than 133 years of service to our community. We strive to accomplish our goals by continuing to emphasize our exceptional individualized customer service and financial strength, continued community involvement, strong capital levels, multi-channel banking services and penetration in our market areas via organic growth of loans and deposits. Highlights of our current business strategy include the following:

Provide high-quality, personalized service as a leading community bank to our local and loyal customers. We currently operate ten full-service branch offices throughout Western New York, where our branch teams initiate and develop both consumer and commercial customer relationships in and around the surrounding market areas. We offer concierge banking services, together with our online and mobile customer conveniences, creating an individualized approach for customers to manage their finances whenever, wherever and however they wish. As a true local bank, we pride ourselves on offering competitive products delivered with the individualized service our customers have come to expect. Our experienced team of commercial bankers can meet the needs of businesses through a variety of checking and credit products, and banking services. The retail banking team located in our branch offices focuses on meeting the deposit and lending needs of consumer customers throughout various life stages as well as small business customers. From local decision-making, responding quickly and efficiently to customer needs, and utilizing technology to level the playing field with our competitors, we are committed to developing long-term relationships with our customers. Staying true to our local roots and mission of “Putting People First” continues to uniquely position us as a bank of choice in Western New York.

Grow our loan portfolio with an emphasis on commercial lending while maintaining our historical residential mortgage program. We have been strategically focused on increasing the originations of commercial real estate loans to finance the purchase of real property, which generally consists of developed real estate, particularly due to the interest rate risk inherent in holding long-term, fixed rate, residential, one- to four-family real estate loans in our portfolio. We have also focused on commercial business lending to small businesses, including business installment loans, lines of credit and other commercial loans. These types of commercial loans are generally made at higher interest rates and for shorter terms than one- to four-family real estate loans, which mitigates interest rate risk. At December 31, 2024 and 2023, our commercial real estate loan portfolio (including loans to finance the construction of commercial real estate) represented the largest holdings in our loan portfolio at 58.7% and 56.8%, respectively, of total gross loans. At December 31, 2024, our commercial real estate portfolio as a percentage of Lake Shore Savings Bank’s total capital as defined under the federal interagency guidance was 239%. The additional capital raised in the offering and termination of the Consent Order will allow us to further increase our commercial lending capacity by enabling us to originate more loans and expand our relationships with our current commercial customers and assist us to continue to attract new customers. In addition, following the offering, we would consider establishing loan production offices to grow lending teams in our core markets or evaluating opportunities in new markets depending on the acquisition of specific lenders with strong ties to their local communities.

At December 31, 2024 and 2023, residential one- to four-family mortgage loans (including loans to finance the construction of one- to four-family homes) represented the second largest holding in our loan portfolio at 29.5% and 30.8%, respectively, of total gross loans. Residential mortgage lending has historically been a significant part of our business, and we recognize that continuing to originate residential one- to four-family mortgage loans is essential to our status as a community-oriented bank. We may sell long-term conforming fixed rate one- to four-family residential loans that we originate on the secondary market, as part of our interest rate and liquidity risk strategy and asset/liability management, if it is deemed appropriate. We typically retain servicing rights when we sell one- to four-family residential mortgage loans. We did not sell any one- to four- family residential loans in the secondary market during the years ended December 31, 2024 or 2023.

Manage credit risk to maintain a low level of non-performing assets. We remain committed to maintaining prudent underwriting standards and aggressively monitoring our loan portfolio to maintain asset quality. We have established an experienced commercial credit and lending team and we have implemented well-defined policies, a thorough and efficient loan underwriting process, and active credit monitoring. Furthermore, management and our board of directors review robust loan portfolio analytics on a monthly basis to identify trends that could represent heightened credit risk for the organization. As a result of our continued focus on credit risk management, we had non-performing assets of $3.8 million, or 0.55% of total assets, at December 31, 2024. Our goal is to continue to improve our asset quality through prudent underwriting standards and the diligence of our loan collection personnel.

Increase our share of lower-cost core deposit growth. As a community-based bank, we are focused on growing core deposits within our local communities. As interest rates increased in recent years, customers migrated to higher cost certificates of deposit and we have made a concerted effort in recent periods to begin to reduce our reliance on higher cost certificates of deposit in favor of obtaining lower cost retail and commercial deposit accounts. We also continue to enhance our technology-based deposit products such as remote deposit capture, commercial cash management and mobile deposits in order to accommodate business customers. Our core deposits (which is defined as our deposits other than certificates of deposit with a balance greater than $250,000 and brokered certificates of deposit), represented 94.1% of total deposits at December 31, 2024. Following our conversion to a New York-chartered commercial bank, we will be able to attract and accept municipal deposits which we believe can further enhance core deposits. We intend to continue our focus on core deposit growth by offering our retail and commercial customers a full selection of deposit-related services, and making further investments in technology so that we can enhance our value proposition and deliver high-quality, innovative products and services to our customers.

Pursue opportunistic mergers and acquisitions. In addition to organic growth, we intend to pursue opportunities to acquire banks that offer opportunities for strong financial returns. We recognize the importance of scale and technological innovation in banking. Our primary focus will be on franchises that have strong core deposit and lending relationships, new product capabilities and contiguous market footprints, while maintaining an acceptable risk profile. In addition, we believe that the accelerated rate of consolidation in the banking industry will continue over the next several years such that the capital we are raising in the offering will enhance our ability to make acquisitions of other financial institutions. However, we currently have no understandings or agreements with respect to acquiring any specific financial institution.

Utilize technology to adapt to evolving customer needs. As the banking industry continues to rapidly evolve in terms of technological conveniences, we remain proactive in our efforts to provide e-banking services that our customers expect. We are committed to making investments in technology to make our organization more efficient and to meet customer needs. To this end, we have enhanced the security, monitoring, and updating of our customer systems via the deployment of a cloud-based computing system, in addition to the supporting hardware and software. During 2025, we continue to leverage the use of our core banking system to efficiently serve our customers and provide them with cutting-edge banking services for their convenience.

Leverage management expertise. We intend to rely on management’s extensive experience to execute our business strategy. Our new management team, led by Mr. Liddell, has a track record of profitably growing financial institutions, creating value and providing liquidity for stockholders. With the enhancements to our management team over the last two years, we have positioned ourselves to capitalize on market opportunities and enhance our profitability.

Attract and retain key talent. Key to our strategy is our ability to attract and retain exceptional talent. As a community-based bank, we are focused on recruiting experienced lenders with knowledge of our markets who have either been displaced or are dissatisfied due to consolidation. We will seek to attract lenders with local relationships that can have a near-term impact on growing our loan portfolio.

Summary of Critical Accounting Policies and Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with GAAP. As a result, we are required to make certain estimates, judgments, and assumptions that we believe are reasonable based upon the information available at that time. Critical accounting estimates include the areas where we have made what we consider to be particularly difficult, subjective, or complex judgments concerning estimates, and where these estimates can significantly affect our financial results under different assumptions and conditions. These estimates, judgments, and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the years presented. Actual results could be different from these estimates. We evaluate our critical accounting estimates and assumptions on an ongoing basis and update them as needed. Significant accounting policies are presented in Note 2 - Summary of Significant Accounting Policies, to the Audited Consolidated Financial Statements included within this proxy statement/prospectus.

Allowance for Credit Losses

Management considers the allowance for credit losses to be a critical accounting estimate, given the uncertainty in estimating lifetime credit losses attributable to our portfolios of assets exhibiting credit risk, particularly in our loan portfolio, and the material effect that such judgments can have on our results of operations. Determining the amount requires significant judgment on the part of management, is multi-faceted, and can be imprecise. The level of the allowance for credit losses on loans is based on management’s ongoing review of all relevant information, from internal and external sources, relating to past events, current conditions, and expectations of the future based on reasonable and supportable forecasts.

The allowance is established through a provision for credit losses in the Consolidated Statements of Income, and evaluation of the adequacy of the allowance for credit losses is performed by management on a quarterly basis. While management uses available information to anticipate credit losses, future additions to the allowance may be necessary based on changes in economic conditions or the composition of our portfolios. In addition, various regulatory agencies, as an integral part of their examination process, periodically review our allowance for credit losses. As of December 31, 2024 and December 31, 2023, the allowance for credit losses on loans totaled $5.1 million and $6.5 million, respectively. Due to the nature and composition of our lending activities, a significant portion of the allowance for credit losses on loans is allocated to the commercial real estate portfolio. As of December 31, 2024 and December 31, 2023, the allowance for credit losses on loans allocated to the total commercial real estate portfolio was $4.2 million, or 81.3%, and $5.2 million, or 80.9%, respectively.

Our methodology for maintaining our allowance for credit losses is based on historical experience and data, current economic information, and reasonable and supportable forecasts. Accordingly, the estimation of the allowance for credit losses is impacted by the economic forecasts utilized, which require the use of significant judgment. Deterioration in forecasted economic conditions may lead to further required increases to the allowance for credit losses. Conversely, improvements in forecasted economic conditions may warrant further reductions to the allowance for credit losses. In estimating the allowance for credit losses, management considers the sensitivity of the model and significant judgments and assumptions that could result in an amount that is materially different from management’s estimate.

The allowance for credit losses is sensitive to various forecasted macroeconomic drivers, including the Federal Open Market Committee’s (“FOMC”) median forecasted U.S. civilian unemployment rate and the year-over-year change in U.S. Gross Domestic Product (“GDP”). While it is difficult to estimate how potential changes to various factors may impact the allowance for credit losses because such changes to factors may not occur at the same rate or in the same direction, management compared the modeled allowance for credit losses on loans to a hypothetical model using a downside economic forecast. Using an immediate “shock” or increase of 20 basis points in the FOMC’s projected rate of U.S. civilian unemployment, and a decrease of 100 basis points in the FOMC’s projected rate of U.S. GDP growth, this would increase the model’s total calculated allowance for credit losses on loans by $507,000, or 9.9%, representing a ten basis points increase to the coverage ratio of the allowance for credit losses as a percentage of loans at amortized cost, assuming all other quantitative and qualitative factors are kept at current levels, as of December 31, 2024. This example is only one of the numerous possible economic scenarios that could be utilized in assessing the sensitivity of the allowance for credit losses and does not represent management’s assumptions or judgment of factors as of December 31, 2024.

Unexpected changes in economic growth could adversely affect our results of operations, including causing increases in delinquencies and default rates on loans, which would adversely impact our charge-offs, allowance for credit losses, and provision for credit losses. Deterioration in real estate values, employment data and household incomes may also result in higher credit losses for us. Also, in the ordinary course of business, we may be subject to a concentration of credit risk to a particular industry, counterparty, borrower or issuer. A deterioration in the financial condition or prospects of a particular industry or a failure or downgrade of, or default by, any particular entity or group of entities could negatively impact our business, perhaps materially, and the systems by which we set limits and monitor the level of our credit exposure to individual entities and industries, may not function as we have anticipated.

Analysis of Net Interest Income

Net interest income represents the difference between the interest we earn on our interest-earning assets, such as commercial and residential mortgage loans and investment securities, and the expense we pay on interest-bearing liabilities, such as deposits and borrowings. Net interest income depends on both the volume of our interest-earning assets and interest-bearing liabilities and the interest rates we earn or pay on them.

Average Balances, Interest and Average Yields. The following table sets forth certain information relating to our average balance sheets and reflects the average yield on interest-earning assets and average cost of interest- bearing liabilities, interest earned and interest paid for the years indicated. Such yields and costs are derived by dividing income or expense by the average balance of interest-earning assets or interest-bearing liabilities, respectively, for the years presented. Average balances are derived from daily balances over the years indicated. The average balances for loans are net of allowance for credit losses, but include non-accrual loans. The loan yields include net amortization of certain deferred fees and costs that are considered adjustments to yields. The net amortization of deferred loan fees and costs were $496,000 and $552,000 for the years ended December 31, 2024 and 2023, respectively. Interest income on securities does not include a tax equivalent adjustment for bank qualified municipal bonds.

	For the Year Ended
	December 31, 2024			December 31, 2023
	Average Balance	Interest Income/ Expense	Yield/Rate	Average Balance	Interest Income/ Expense	Yield/Rate
	(Dollars in thousands)
Interest-earning assets:
Interest-earning deposits & federal funds sold	$48,639	$2,460	5.06%	$36,948	$1,805	4.89%
Securities(1)	60,347	1,631	2.70%	67,840	1,941	2.86%
Loans, including fees	547,525	30,713	5.61%	567,319	30,009	5.29%

Total interest-earning assets	656,511	34,804	5.30%	672,107	33,755	5.02%

Other assets	49,629			46,057

Total assets	$706,140			$718,164

Interest-bearing liabilities:
Demand & NOW accounts	$67,023	$64	0.10%	$76,495	$75	0.10%
Money market accounts	144,926	3,811	2.63%	132,816	1,914	1.44%
Savings accounts	59,095	40	0.07%	70,600	47	0.07%
Time deposits	220,856	9,162	4.15%	206,218	6,033	2.93%
Borrowed funds & other interest-bearing liabilities	21,465	664	3.09%	38,701	1,328	3.43%

Total interest-bearing liabilities	513,365	13,741	2.68%	524,830	9,397	1.79%

Other non-interest-bearing liabilities	105,018			109,907
Stockholders’ equity	87,757			83,427

Total liabilities & stockholders’ equity	$706,140			$718,164

Net interest income		$21,063			$24,358

Interest rate spread			2.62%			3.23%
Net interest margin			3.21%			3.62%

(1)

The tax equivalent adjustment for bank qualified tax exempt municipal securities, using a federal statutory rate of 21%, results in rates of 3.08% and 3.27% for the years ended December 31, 2024 and 2023, respectively.

Rate Volume Analysis. The following table analyzes the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. The table shows the amount of the change in interest income or expense caused by either changes in outstanding balances (volume) or changes in interest rates. The effect of a change in volume is measured by applying the average rate during the later year to the volume change between the two years. The effect of changes in rate is measured by applying the change in rate between the two years to the average volume during the first year.

	Year Ended December 31, 2024 Compared to Year Ended December 31, 2023
	Rate	Volume	Net Change
	(In thousands)
Interest-earning assets:
Interest-earning deposits & federal funds sold	$64	$591	$655
Securities	(107)	(203)	(310)
Loans, including fees	1,814	(1,110)	704

Total interest-earning assets	1,771	(722)	1,049
Interest-bearing liabilities:
Demand & NOW accounts	(2)	(9)	(11)
Money market accounts	1,579	318	1,897
Savings accounts	1	(8)	(7)
Time deposits	2,522	607	3,129

Total deposits	4,100	908	5,008
Other interest-bearing liabilities:
Borrowed funds & other interest-bearing liabilities	(131)	(533)	(664)

Total interest-bearing liabilities	3,969	375	4,344

Total change in net interest income	$(2,198)	$(1,097)	$(3,295)

As shown in the above tables, the decrease in net interest income for the year ended December 31, 2024 as compared to the prior year was primarily due to an increase in the average rate paid on interest-bearing liabilities and an increase in the average balance of interest-bearing liabilities. Interest rate spread decreased by 61 basis points to 2.62% for the year ended December 31, 2024 as compared to 3.23% for the year ended December 31, 2023. Net interest margin decreased by 41 basis points to 3.21% for the year ended December 31, 2024 as compared to 3.62% for the year ended December 31, 2023.

Comparison of Financial Condition at December 31, 2024 and December 31, 2023

Total assets at December 31, 2024 were $685.5 million, a decrease of $39.6 million, or 5.5%, as compared to $725.1 million at December 31, 2023 primarily due to decreases in cash and cash equivalents, net loans and securities.

Cash and cash equivalents decreased by $20.6 million, or 38.3%, from $53.7 million at December 31, 2023 to $33.1 million at December 31, 2024. The decrease was primarily due to a decrease in long-term debt due to the repayment of FHLBNY borrowings of $25.0 million in 2024 and a decrease in total deposits of $17.9 million due to the non-renewal of $16.0 million of brokered certificate of deposits in 2024. The year-over-year decrease in cash and cash equivalents was partially offset by a decrease in net loans of $11.2 million, or 2.0%.

Securities decreased by $3.9 million, or 6.5%, from $60.4 million at December 31, 2023 to $56.5 million at December 31, 2024. The decrease was primarily the result of $3.2 million in repayments and maturities during 2024 and a decrease of $732,000 in the market value of the securities.

Net loans receivable decreased during the year ended December 31, 2024, as shown in the table below:

	At December 31,		Change
	2024	2023	$	%
	(Dollars in thousands)
Real Estate Loans:
Residential, one- to four-family(1)	$161,331	$172,005	$(10,674)	(6.2)%
Home equity	47,456	51,869	(4,413	(8.5)%
Commercial(2)	320,984	316,986	3,998	1.3%

Total real estate loans	529,771	540,860	(11,089)	(2.1)%
Other Loans:
Commercial	15,728	16,546	(818	(4.9)%
Consumer	991	1,130	(139	(12.3)%

Total gross loans	546,490	558,536	(12,046)	(2.2)%
Allowance for credit losses	(5,133)	(6,463)	1,330	(20.6)%
Net deferred loan costs	3,263	3,755	(492)	(13.1)%

Loans receivable, net	$544,620	$555,828	$(11,208)	(2.0)

(1)	Includes one- to four-family construction loans.
(2)	Includes commercial construction loans.

The loans receivable, net balance decreased $11.2 million, or 2.0%, from $555.8 million at December 31, 2023 to $544.6 million at December 31, 2024. The decrease was primarily due to decreases in residential, one- to four-family and home equity loans. During the year ended December 31, 2024, we remained strategically focused on originating shorter duration, adjustable-rate commercial loans to diversify our asset mix and to manage interest rate risk while reducing our reliance on wholesale funding sources.

Other assets decreased $2.1 million, or 16.0%, to $10.7 million at December 31, 2024 from $12.8 million at December 31, 2023. The decrease was primarily due to the $6.6 million of proceeds received from the surrender of bank-owned life insurance policies which was in process at the end of 2023, partially offset by a $3.1 million increase in annuity assets and a $707,000 increase in right of use lease assets.

The table below shows changes in deposit balances by type of deposit account between December 31, 2024 and December 31, 2023:

	At December 31,				Change
	2024		2023		$	%
	(Dollars in thousands)	Percent of total	(Dollars in thousands)	Percent of total	(Dollars in thousands)	Percent of total
Core Deposits
Demand deposits and NOW accounts:
Non-interest bearing	$96,412	16.8%	$95,186	16.1%	$1,226	1.3%
Interest bearing	65,020	11.4%	72,966	12.4%	(7,946)	(10.9)%
Time deposits less than or equal to $250,000	173,745	30.3%	166,381	28.2%	7,364	4.4%
Money market	149,550	26.1%	137,374	23.2%	12,176	8.9%
Savings	54,322	9.5%	64,584	10.9%	(10,262)	(15.9)%

Total core deposits	539,049	94.1%	536,491	90.8%	2,558	0.5%
Non-core Deposits
Time deposits greater than $250,000	33,929	5.9%	38,433	6.5%	(4,504)	(11.7)%
Brokered certificates of deposit	—	—	16,000	2.7%	(16,000)	(100.0)%

Total non-core deposits	33,929	5.9%	54,433	9.2%	(20,504)	(37.7)%

Total deposits	$572,978	100.0%	$590,924	100.0%	$(17,946)	(3.0)%

The year-over-year decrease in total deposits was primarily due to the non-renewal of $16.0 million of brokered certificates of deposit, an 11.7% decrease in time deposits greater than $250,000, a 15.9% decrease in savings accounts, and a 10.9% decrease in interest bearing checking accounts. The decreases were partially offset by an increase in money market accounts of 8.9%, a 4.4% increase in time deposits less than or equal to $250,000, and an increase in non-interest bearing transaction accounts of 1.3%. The increase in money market deposits and time deposits less than or equal to $250,000 was primarily due to an increase in customer demand for these types of deposit products due to the high and competitive interest rate environment. Our strategic focus is centered on organic growth of deposits among its retail and commercial customers to reduce the reliance on wholesale funding and to strengthen customer relationships. At December 31, 2024 and December 31, 2023 our percentage of uninsured deposits to total deposits was 13.5% and 12.8%, respectively.

There were no short-term borrowings from the FHLBNY at December 31, 2024 or December 31, 2023. Long-term debt consisting of advances from the FHLBNY decreased by $25.0 million, or 70.9%, from $35.3 million at December 31, 2023 to $10.3 million at December 31, 2024. The borrowings were paid off at maturity as part of a balance sheet management strategy to focus on organic deposit growth and reduce reliance on wholesale funding sources.

Total stockholders’ equity increased $3.6 million, or 4.2%, to $89.9 million at December 31, 2024 from $86.3 million at December 31, 2023. The increase in stockholders’ equity during 2024 was primarily attributed to $4.9 million in net income earned, partially offset by dividends paid of $1.1 million and a $579,000 unrealized mark-to-market loss on the available-for-sale securities portfolio recognized in accumulated other comprehensive loss.

Comparison of Results of Operations for the Year Ended December 31, 2024 and 2023

General. Net income was $4.9 million for the year ended December 31, 2024, or $0.88 per diluted share, an increase of $111,000, or 2.3%, compared to net income of $4.8 million, or $0.82 per diluted share, for the year ended December 31, 2023. Our 2024 financial performance was positively impacted by a decrease in non-interest expenses as a result of efforts to optimize operating expenses while reducing our reliance on wholesale funding by $41.0 million.

Net Interest Income. Net interest income decreased by $3.3 million, or 13.5%, to $21.1 million for the year ended December 31, 2024 as compared to $24.4 million for the year ended December 31, 2023. Interest income increased by 3.1% while interest expense increased by 46.2% for the year ended December 31, 2024 when compared to the year ended December 31, 2023. Interest rate spread and net interest margin were 2.62% and 3.21%, respectively, for the year ended December 31, 2024 as compared to 3.23% and 3.62%, respectively, for the year ended December 31, 2023.

Interest Income. Interest income for the year ended December 31, 2024 was $34.8 million, an increase of $1.0 million, or 3.1%, compared to $33.8 million for the year ended December 31, 2023. The increase was due to a 28 basis points increase in the average yield on interest-earning assets primarily due to an increase in the average yield earned on loans. During the year ended December 31, 2024 as compared to the prior year, there was a $704,000 increase in interest income on loans due to a 32 basis points increase in the average yield on loans, partially offset by a decrease in the average balance of loans of $19.8 million, or 3.5%. The average yield on loans increased due to the higher interest rate environment while the average balance of loans decreased due to loan paydowns outpacing originations, primarily in one- to four-family real estate loans and home equity loans.

Interest-earning deposit income increased by $655,000, or 36.3%, to $2.5 million for the year ended December 31, 2024, as compared to $1.8 million for the year ended December 31, 2023. The increase in income during the most recent year was positively impacted by an increase in the average balance of interest-earning deposits of $11.7 million, or 31.6%, as well as a 17 basis points increase in the average yield earned on interest-earning deposits. The average balance of interest-earning deposits increased due to loan and securities repayments received during the year that were not immediately redeployed into like-kind assets as well as the attribution of customer deposit balances throughout 2024. The average yield of interest-earning deposits for the year ended December 31, 2024 increased as the result of prudent treasury management.

Investment interest income decreased by $310,000, or 16.0%, to $1.6 million for the year ended December 31, 2024 compared to $1.9 million for the year ended December 31, 2023, due to a decrease in the average balance of securities of $7.5 million, or 11.0%, and a 16 basis points decrease in the average yield of the investment portfolio due to the repayment and maturities of higher yielding securities.

Interest Expense. Interest expense for the year ended December 31, 2024 was $13.7 million, an increase of $4.3 million, or 46.2%, from $9.4 million for the year ended December 31, 2023. The increase in interest expense was primarily due to an 89 basis points increase in the average interest rate paid on interest-bearing liabilities.

During the year ended December 31, 2024 as compared to the prior year, there was a $3.1 million increase in interest paid on time deposit accounts due to a 122 basis points increase in the average interest rate paid on time deposits along with an increase in average time deposit balances of $14.6 million, or 7.1%. The increase in the average rate paid on time deposit accounts was primarily due to the increase in market interest rates and deposit competition over the course of 2023 and into 2024. Average interest-bearing deposit balances were $491.9 million, a 1.2% increase during the year ended December 31, 2024 as compared to $486.1 million for the prior year, resulting from an increase in average time deposits and average money market accounts since December 31, 2023.

During the year ended December 31, 2024, interest expense on borrowed funds and other interest-bearing liabilities decreased by $664,000, or 50.0%, compared to the year ended December 31, 2023, primarily due to a $17.2 million decrease in average borrowed funds and other interest-bearing liabilities outstanding along with a 34 basis points decrease in the average rate paid on borrowed funds and other interest-bearing liabilities resulting from the repayment of higher-cost short-term FHLBNY borrowings during 2024.

(Credit) Provision for Credit Losses. We recorded a credit to the provision for credit losses of $1.5 million for the year ended December 31, 2024 as compared to a credit to the provision for credit losses of $1.0 million for the year ended December 31, 2023. For the year ended December 31, 2024, $1.3 million of the credit to the provision for credit losses related to the held-for-investment loan portfolio and $171,000 related to the reserve for unfunded commitments.

The decrease in the allowance for credit losses on loans and the corresponding credit to the provision for credit losses recognized during the year ended December 31, 2024 was the result of a decrease in the quantitative loss factors derived from historical loss rates calculated in the vintage model as well as a decrease in the qualitative loss factors derived from both current and forecasted economic trends.

Our allowance for credit losses on loans was $5.1 million as of December 31, 2024 as compared to $6.5 million as of December 31, 2023. Our allowance for credit losses on unfunded commitments was $314,000 as of December 31, 2024 as compared to $485,000 as of December 31, 2023. Non-performing assets as a percent of total assets increased to 0.55% at December 31, 2024 as compared to 0.47% at December 31, 2023, due to a decrease in total assets of $39.6 million, or 5.5%, and an increase in non-performing assets of $423,000, or 12.5%. Our allowance for credit losses on loans as a percent of loans at amortized cost was 0.93% at December 31, 2024 and 1.16% at December 31, 2023.

Refer to Note 5 of the Notes to the Audited Consolidated Financial Statements for additional details on our allowance for credit losses and corresponding credit to the provision for credit losses.

Non-Interest Income. Non-interest income was $3.3 million for the year ended December 31, 2024, an increase of $669,000, or 25.4%, as compared to the year ended December 31, 2023. The increase was primarily due to a $313,000 increase in earnings on bank-owned life insurance in connection with the restructuring of bank-owned life insurance during the fourth quarter of 2023 and the recognition of death benefits during the second half of 2024, as well as a $161,000 increase in earnings on annuities purchased in the fourth quarter of 2024. The increases were partially offset by a decrease in debit card fees of $30,000, or 3.5% during the year ended December 31, 2024 when compared to the year ended December 31, 2023.

Non-Interest Expense. Non-interest expense was $20.0 million for the year ended December 31, 2024, a decrease of $1.8 million, or 8.4%, as compared to $21.8 million for the year ended December 31, 2023. The decrease primarily related to a decline in professional services expenses of $1.0 million, or 41.8%, as a result of a decrease in the use of external consultants who assisted with regulatory compliance in connection with the former consent order. Advertising costs decreased by $484,000, or 83.7%, due to a decrease in marketing spending, and FDIC insurance expense decreased by $317,000, or 28.5%, during the year ended December 31, 2024 due to a decrease in premium assessments. Additionally, occupancy and equipment costs decreased by $194,000, or 6.7%, as the result of efforts to optimize operating expenses. These decreases were partially offset by an increase in salaries and employee benefits expense of $198,000, or 1.8%, in an effort to attract and retain personnel as well as an increase in data processing costs of $41,000, or 2.3%, primarily related to our core provider for the year ended December 31, 2024 when compared to the year ended December 31, 2023.

Income Taxes Expense. Income tax expense was $935,000 for the year ended December 31, 2024, a decrease of $464,000, or 33.2%, as compared to $1.4 million for the year ended December 31, 2023. The decrease in income tax expense was primarily due to the restructuring of bank-owned life insurance in 2023, which resulted in additional taxable income in 2023 and an increase in non-taxable income in 2024 as the result of higher earnings on policies owned. The effective tax rate for the years ended December 31, 2024 and 2023 was 16.0% and 22.5%, respectively. The decrease in the effective tax rate in 2024 was due to the aforementioned restructuring of the bank-owned life insurance.

Management of Market Risk

General. Our most significant form of market risk is interest rate risk because, as a financial institution, the majority of our assets and liabilities are sensitive to changes in interest rates. Therefore, a principal part of our operations is to manage interest rate risk and limit the exposure of our financial condition and results of operations to changes in market interest rates. Our Asset/Liability Management Committee, consisting of members of our senior management, is responsible for evaluating the interest rate risk inherent in our assets and liabilities, for determining the level of risk that is appropriate, given our business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the policy and guidelines approved by our board of directors. The board of directors receives a detailed monthly report from the Asset/Liability Management Committee. We currently utilize internal reporting and a third-party modeling program, prepared on a quarterly basis, to evaluate our sensitivity to changes in interest rates.

We have sought to manage our interest rate risk in order to minimize the exposure of our earnings and capital to changes in interest rates. The following represent our primary strategies to manage our interest rate risk:

•	limiting our reliance on non-core/wholesale funding sources;

•	growing our volume of transaction deposit accounts; and

•	diversifying our loan portfolio by adding more commercial-related loans, which typically have shorter maturities and/or balloon payments.

By following these strategies, we believe that we are better positioned to react to movements in market interest rates.

We do not currently engage in certain hedging activities, such as engaging in futures, options or investing in high-risk mortgage derivatives, such as collateralized mortgage obligation residual interests, real estate mortgage investment conduit residual interests or stripped mortgage-backed securities.

Net Interest Income. We analyze our sensitivity to changes in interest rates through a net interest income model simulation based on various assumptions as of the evaluation date. Net interest income is the difference between the interest income we earn on our interest-earning assets, such as loans and securities, and the interest we pay on our interest-bearing liabilities, such as deposits and borrowings. We estimate what our net interest income would be over various time horizons, including over a 12-month period. We then calculate what the net interest income would be for the same period under the assumptions that the United States Treasury yield curve increases or decreases instantaneously in 100 basis point increments, with changes in interest rates representing immediate and permanent, parallel shifts in the yield curve. A basis point equals one-hundredth of one percent, and 100 basis points equals one percent. An increase in interest rates from 3% to 4% would mean, for example, a 100 basis points increase in the “Change in Interest Rates” column below.

The table below sets forth, as of December 31, 2024 (the most recent date for which information is available), the calculation of the estimated changes in our net interest income that would result from the designated immediate changes in the United States Treasury yield curve based on a static balance sheet.

At December 31, 2024
Change in Interest Rates (basis points) (1)	Net Interest Income Year 1 Forecast	Year 1 Change from Level
	(Dollars in thousands)

+200	$22,838	(4.20)%
+100	23,357	(2.02)%
Level	23,839	—
-100	24,237	1.67%
-200	24,625	3.30%
-300	24,964	4.72%
-400	25,042	5.05%

(1) Assumes an immediate uniform change in interest rates at all maturities.

The table above indicates that at December 31, 2024, in the event of an instantaneous parallel 100 basis point decrease in interest rates, we would have experienced a 1.67% increase in net interest income, and in the event of an instantaneous 100 basis point increase in interest rates, we would have experienced a 2.02% decrease in net interest income.

Economic Value of Equity. We also compute amounts by which the net present value of our assets and liabilities (economic value of equity or “EVE”) would change in the event of a range of assumed changes in market interest rates. This model uses a discounted cash flow analysis to measure the interest rate sensitivity of net portfolio value. The model estimates the economic value of each type of asset and liability under the assumptions that the United States Treasury yield curve decreases instantaneously by various increments including 100, 200, 300 and 400 basis point increments or an increase instantaneously by various increments, including 100 basis points, with changes in interest rates representing immediate and permanent, parallel shifts in the yield curve.

The table below sets forth, as of December 31, 2024, the calculation of the estimated changes in our EVE that would result from the designated immediate changes in the United States Treasury yield curve based on a static balance sheet.

At December 31, 2024
Change in Interest Rates (basis points) (1)				EVE as a Percentage of Present Value of Assets (3)
	Estimated EVE (2)	Estimated Increase (Decrease) in EVE		EVE Ratio (4)	Increase (Decrease) (basis points)
		Amount	Percent
		(Dollars in thousands)

+200	$100,608	$(13,129)	(11.54)%	16.26%	(117)
+100	107,386	(6,351)	(5.58)%	16.90%	(53)
Level	113,737	—	—	17.43%	—
-100	119,409	5,672	4.99%	17.83%	40
-200	125,431	11,694	10.28%	18.23%	80
-300	130,020	16,284	14.32%	18.42%	99
-400	131,796	18,060	15.88%	18.25%	82

(1)   Assumes an immediate uniform change in interest rates at all maturities.

(2)   EVE is the discounted present value of expected cash flows from assets and liabilities.

(3)   Present value of assets represents the discounted present value of incoming cash flows on interest-earning assets.

(4)   EVE Ratio represents EVE divided by the present value of assets.

The table above indicates that at December 31, 2024, in the event of an instantaneous parallel 100 basis point decrease in interest rates, we would have experienced a 4.99% increase in the economic value of equity, and in the event of an instantaneous 100 basis point increase in interest rates, we would have experienced a 5.58% decrease in the economic value of equity.

Certain shortcomings are inherent in the methodologies used in the above interest rate risk measurements. Modeling changes require making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the net interest income and economic value of equity tables presented assume that the composition of our interest-sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities. Accordingly, although the net interest income and EVE tables provide an indication of our interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on net interest income and EVE and will differ from actual results. Furthermore, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Additionally, certain assets, such as adjustable-rate loans, have features that restrict changes in interest rates both on a short-term basis and over the life of the asset.

Interest rate risk calculations also may not reflect the fair values of financial instruments. For example, decreases in market interest rates can increase the fair values of our loans, deposits, and borrowings.

Liquidity and Capital Resources

Liquidity describes our ability to meet the financial obligations that arise during the ordinary course of business. Liquidity is primarily needed to fund loan commitments, to pay the deposit withdrawal requirements of our customers as well as to fund current and planned expenditures. Our primary sources of funds consist of deposits, scheduled amortization and prepayments of loans and securities, maturities and sales of investments and loans, excess cash, interest-earning deposits at other financial institutions and funds provided from operations. We have written agreements with the FHLBNY, which allows us to borrow the maximum lending values designated by the type of collateral pledged. As of December 31, 2024, the maximum amount that we could borrow from the FHLBNY, based on the market value of certain fixed-rate residential, one- to four-family loans pledged to FHLBNY, was $26.7 million, which was collateralized by certain fixed-rate residential, one- to four-family loans in delivery. Under this arrangement, we could significantly increase our maximum borrowing capacity by providing additional eligible collateral in delivery. At December 31, 2024 and December 31, 2023, we had outstanding advances under this agreement of $10.3 million and $35.3 million, respectively. We have a written agreement with the Federal Reserve Bank discount window for overnight borrowings which is collateralized by a pledge of our securities, and allows us to borrow up to the value of the securities pledged. At December 31, 2024 and December 31, 2023, there were no securities pledged to the Federal Reserve Bank and we had no balances outstanding. We have also established an unsecured line of credit with a correspondent bank for $20.0 million. There were no borrowings outstanding on this line as of December 31, 2024 and December 31, 2023.

As a result of our previous Consent Order, our ability to access available sources of funds from the FHLBNY had been curtailed to short-term advances (i.e., 30 days or less) and the residential loans pledged as collateral for these borrowings were subject to reductions in value as of December 31, 2024. On January 8, 2025, the FHLBNY communicated that Lake Shore Savings Bank was no longer restricted and therefore would be able to access additional borrowing capacity based on the total eligible population of fixed-rate residential, one- to four-family loans pledged as collateral and would no longer be curtailed to short-term advances. As of January 31, 2025, we had available borrowing capacity of $86.9 million based on the eligible collateral pledged. Lastly, on February 27, 2025, the Federal Reserve Bank approved Lake Shore Savings Bank’s application for uncollateralized intraday credit with an effective date of March 6, 2025. With this uncollateralized intraday credit, certain transactions will not be rejected for which there are insufficient funds in our Federal Reserve Master Account during normal hours of operation.

While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit outflows, calls of investment securities, and prepayments of loans and mortgage-backed securities are strongly influenced by interest rates, general and local economic conditions, and competition in the marketplace. These factors reduce the predictability of the timing of these sources of funds.

Our primary investing activities include the origination of loans and the purchase of investment securities. For the year ended December 31, 2024, we originated loans of approximately $53.3 million as compared to approximately $56.3 million of loans originated during the year ended December 31, 2023. Principal repayments and other deductions exceeded loan originations in 2024 by $12.0 million. There were no purchases of investment securities during the years ended December 31, 2024 or December 31, 2023. We did not sell any investment securities during the year ended December 31, 2024 and sold investment securities with an amortized cost of $9.8 million during the year ended December 31, 2023. Additionally, during 2024, we purchased $3.0 million in annuity assets in connection with the implementation of a supplemental executive retirement plan. These activities for 2023 and 2024 were funded primarily through a combination of organic deposit growth, principal payments received on loans and securities, securities sales, borrowings, and cash reserves.

We have loan commitments to borrowers and borrowers have unused overdraft lines of protection, unused home equity lines of credit and unused commercial lines of credit that may require funding at a future date. We believe we have sufficient funds to fulfill these commitments, including sources of funds available through the use of FHLBNY advances or other liquidity sources. Total deposits were $573.0 million at December 31, 2024 as compared to $590.9 million at December 31, 2023. Approximately $182.0 million of time deposit accounts are scheduled to mature within one year as of December 31, 2024. Based on our deposit retention experience, current pricing strategy, and competitive pricing policies, we anticipate that a significant portion of these time deposits will remain with us following their maturity.

We are committed to maintaining a strong liquidity position; therefore, we monitor our liquidity position on a daily basis. We anticipate that we will have sufficient funds to meet our current funding commitments. The marginal cost of new funding, however, whether from deposits or borrowings from the FHLBNY, will be carefully considered as we monitor our liquidity needs. Therefore, in order to maintain sufficient liquidity and manage our cost of funds, we may consider wholesale funding options, including additional borrowings from the FHLBNY, in the future.

We do not anticipate any material capital expenditures in 2025. We do not have any balloon or other payments due on any long-term obligations, other than the borrowing agreements noted above.

At December 31, 2024, Lake Shore Savings Bank exceeded all of its regulatory capital requirements. Management is not aware of any conditions or events that would change Lake Shore Savings Bank’s categorization as well-capitalized.

The net proceeds from the stock offering will significantly increase our liquidity and capital resources. Over time, the initial level of liquidity will be reduced as net proceeds from the stock offering are used for general corporate purposes, including funding loans. Our financial condition and results of operations will be enhanced by the net proceeds from the stock offering, which will increase our net interest-earning assets and net interest income. However, due to the increase in equity resulting from the net proceeds raised in the stock offering, as well as other factors associated with the stock offering, our return on equity will be adversely affected following the stock offering. See “Risk Factors—Risks Related to the Stock Offering—We will have a relatively high capital level after the completion of the conversion and stock offering. We expect our return on equity will be low following the stock offering, which could negatively affect the trading price of our shares of common stock.”

Off-Balance Sheet Arrangements and Contractual Obligations

Our off-balance sheet items include loan commitments as described in Note 16 in the Notes to our Audited Consolidated Financial Statements. At December 31, 2024, we had loan commitments to borrowers of approximately $3.1 million and overdraft lines of credit, unused home equity lines of credit, unused commercial lines of credit, and commercial and standby letters of credit of approximately $97.5 million. We recorded an allowance for credit losses associated with these commitments of $314,000 as of December 31, 2024. We do not have any other off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources that is material to investors.

Recent Accounting Pronouncements

See Note 2 to the consolidated financial statements beginning on page F -1 of this proxy statement/prospectus for a description of recent accounting pronouncements that may affect our financial condition and results of operations.

Impact of Inflation and Changing Price

The consolidated financial statements and related data presented elsewhere in this proxy statement/prospectus have been prepared in accordance with GAAP which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates, generally, have a more significant impact on a financial institution’s performance than does inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

BUSINESS OF LAKE SHORE BANCORP AND LAKE SHORE FEDERAL BANCORP

Lake Shore Bancorp

Lake Shore Bancorp, a Maryland corporation, was organized on March 11, 2025. Upon completion of the conversion and stock offering, it will become the holding company of Lake Shore Bank and will succeed to all of the business and operations of Lake Shore Federal Bancorp and Lake Shore, MHC, each of which will cease to exist upon completion of the conversion and stock offering.

As part of the conversion and stock offering, Lake Shore Bancorp will receive the cash and other assets of Lake Shore Federal Bancorp, the cash of Lake Shore, MHC, and the net proceeds it retains from the stock offering. A portion of the net proceeds will be used to fund a loan to the employee stock ownership plan. Lake Shore Bancorp will have no significant liabilities. It intends to use the support staff and offices of Lake Shore Bank and will pay Lake Shore Bank for these services. If Lake Shore Bancorp expands or changes its business in the future, it may hire its own employees.

Lake Shore Bancorp intends to invest the net proceeds of the stock offering as discussed under “How We Intend to Use the Proceeds From the Stock Offering.” In the future, it may pursue other business activities, including mergers and acquisitions, investment alternatives and diversification of operations. There are, however, no current understandings or agreements for any of these activities.

Lake Shore Bancorp will be subject to comprehensive regulation by the Federal Reserve Board.

Lake Shore Federal Bancorp

Lake Shore Federal Bancorp, a federal corporation, owns all of the outstanding shares of common stock of Lake Shore Savings Bank. Lake Shore Federal Bancorp’s primary business activity is directing the operations of Lake Shore Savings Bank through its ownership of Lake Shore Savings Bank. At December 31, 2024, Lake Shore Federal Bancorp had consolidated assets of $685.5 million, total deposits of $573.0 million and stockholders’ equity of $89.9 million. Lake Shore Federal Bancorp’s common stock is traded on the Nasdaq Global Market under the symbol “LSBK”.

In 2006, Lake Shore Savings Bank reorganized into the two-tier mutual holding company structure and became the wholly-owned subsidiary of Lake Shore Federal Bancorp. As part of the reorganization and stock offering, Lake Shore Federal Bancorp sold 2,975,625 shares of its common stock to the public at a price of $10.00 per share representing 45% of its then-outstanding shares of common stock, and issued an additional 3,636,875 shares of common stock, or 55% of its then-outstanding shares of common stock, to Lake Shore, MHC.

Lake Shore Federal Bancorp is subject to comprehensive regulation by the Federal Reserve Board.

BUSINESS OF LAKE SHORE SAVINGS BANK

General

Lake Shore Savings Bank was chartered as a New York savings and loan association in 1891. In 2006, Lake Shore Savings Bank converted from a New York-chartered mutual savings and loan association to a federal savings bank charter. The Bank is currently subject to the supervision and regulation of the OCC. As part of the conversion, Lake Shore Savings Bank will convert its charter to a New York commercial bank and will be renamed Lake Shore Bank. Lake Shore Bank will be subject to the supervision and regulation of the NYSDFS and the FDIC.

Lake Shore Savings Bank’s principal business consists of attracting retail deposits from the general public in the areas surrounding its branch offices and investing those deposits, together with funds generated from operations, primarily in commercial real estate loans, one- to four-family residential mortgage loans, home equity lines of credit and, to a lesser extent, commercial business loans, consumer loans, and investment securities. Our revenues are principally derived from interest earned on our loans and investment securities. Our primary sources of funds for lending and investments are deposits, borrowings, receipts of principal and interest payments on loans and securities, proceeds from sales of loans or securities, maturities and calls of investment securities and income resulting from operations in prior periods.

Market Area

Lake Shore Savings Bank is a community bank that offers a variety of banking products to serve the market areas surrounding our ten branch offices located within the Western New York region of New York State.

Our geographic market area for loans and deposits is principally located within Erie and Chautauqua Counties of Western New York. As of the most recent United States Census Bureau population census as of July 1, 2023, Erie and Chautauqua Counties had an estimated combined population of approximately 1.1 million. Our market area is bounded by Lake Erie to the west and Canada to the north, and includes the city of Buffalo, the second largest metropolitan area in the State of New York by population. The market area includes several hospitals, a medical school and a major cancer research and treatment facility, along with a centralized medical campus to cultivate clinical care, research, education and entrepreneurship. The area has several colleges and universities, community colleges and various vocational and technical schools. Western New York is home to professional sports franchises and an international airport. The area hosts a broad diversity of industry, commercial establishments and financial institutions as well as a skilled and productive workforce.

New York State currently has several incentive programs for businesses to invest in the Western New York region. One example is the “Start-Up NY” program, which offers tax incentives to start, expand or relocate a qualified business to a tax-free area within the state, primarily near a university or community college campus, in order to access top talent and research facilities. Qualified businesses for this program include advance materials & manufacturing, biotech & life sciences, tech & electronics, and optics & imaging. This program has generated significant interest in Western New York for new business development due to its proximity to Canada, history of being a strong industrial and manufacturing center, and the number of quality colleges and universities in the area.

The Erie County region and the City of Buffalo experienced strong economic expansion prior to the onset of the COVID-19 pandemic, including major growth in the health care and education sectors, and resurgence in the central business district, which has led to an influx of private investment in development of hotels and housing in the downtown sector. The Buffalo Niagara Medical Campus has grown significantly with the construction of a new children’s hospital, expansion of an existing cancer/research hospital and construction of a new medical school by the State University of New York at Buffalo. Development on the waterfront has centered on redevelopment of property for mixed use, including public access and private development that includes office space, ice rinks, hotels and restaurants. There has also been an increased interest in innovative start-up companies, driven by the investment of 43North, which holds an annual competition enhanced by significant funding to attract innovative start-up companies to relocate to Buffalo, NY. This type of economic development has had a positive impact on the small business and middle-market customers that we focus on and we believe we will be able to capitalize on opportunities created by this economic growth. Given the significant restructuring of the local economy that has occurred within the region over the past few decades, the regional economy is considered diversified with a housing market that remains strong and various commercial and housing development projects continue to move forward to address local demand. The lending opportunities in our market area remain dynamic and we believe that such activity will continue.

Our primary market area has historically been stable, with a diversified base of employers and employment sectors. The local economies that we serve are not dependent on one key employer. Transportation equipment is a large manufacturing industry in the Buffalo area, as well as production of automobile component parts. The principal employment sectors are service-related, wholesale and retail trade, and durable-goods manufacturing.

Our future growth will be influenced by the strength of our regional economy, other demographic trends and the competitive environment. We believe that we have developed lending products and marketing strategies to address the credit-related needs of the residents and small businesses we serve in our local market area.

Competition

We face intense competition both in making loans and attracting deposits. Western New York has a significant number of financial institutions, including a super regional bank which has its headquarters in Buffalo, NY, and branches of large money centers and regional and super regional banks which have resulted from the consolidation of the banking industry in New York and surrounding states. Many of these competitors have greater resources and offer additional services than we do. We also face significant competition from online service providers who offer financial services, including loan and deposit products.

Our competition for loans comes principally from commercial banks, savings banks, mortgage banking companies, credit unions, online retail mortgage lenders and other financial service companies. The most direct competition for deposits comes from commercial banks, savings banks, credit unions, and online banks. We face additional competition for deposits from non-depository competitors such as mutual funds, securities and brokerage firms and insurance companies. With our longstanding history in Chautauqua County, we had the third most, or 15.2% of the deposit market share of the county as of June 30, 2024, while our largest two competitors held 25.8% and 20.5%, respectively. Meanwhile, we continue our expansion in Erie County, where we held 0.5% of the deposit market share as of June 30, 2024, an increase from 0.4% in 2023, while the overall deposits at banks and savings institutions experienced a significant decrease during the same period.

Many of our competitors are larger and have greater financial resources than us. Some of our competitors are not subject to the same degree of regulation as that imposed on federally insured institutions, and these other institutions may be able to price loans and deposits more aggressively. Competition for deposits and the origination of loans may limit our growth and adversely impact our profitability in the future.

We expect competitive pressure to remain intense primarily due to technological advances and the continuing trend of consolidation in the financial services industry. Technological advances have lowered barriers to entry in our local market area by allowing banks to expand their geographic reach by providing services over the internet and have made it possible for non-depository institutions, including fintech companies, to offer products and services that have traditionally been provided by banks. We attempt to be competitive with all financial institutions in our service area with respect to interest rates paid on interest-bearing deposit products and interest rates charged on loans. We believe the primary factors in competing for deposits and loans is through personalized service, knowledge of the local market area and our economy, local decision making, technological convenience via mobile and online banking and active participation and support of the communities we serve.

Lending Activities

General. Our principal lending activity is the origination of fixed rate and adjustable rate mortgage loans collateralized by commercial and residential real estate primarily located within our market area. We also originate commercial business loans, home equity loans and consumer loans. We retain the majority of loans that we originate. However, we may sell residential mortgage loans into the secondary market, with retention of servicing rights, in order to manage interest rate and liquidity risk when deemed appropriate. Additional efforts to manage interest rate risk include the origination of shorter-term, adjustable rate loans.

Loan Portfolio Composition. The following table sets forth the composition of our gross loan portfolio by type of loan at the dates indicated. We had no loans held for sale at any of the dates indicated.

	At December 31,
	2024		2023
	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Real estate loans:
Residential, one- to four-family(1)	$161,331	29.5%	$172,005	30.8%
Home equity	47,456	8.7	51,869	9.3
Commercial(2)	320,984	58.7	316,986	56.8
Commercial	15,728	2.9	16,546	2.9
Consumer	991	0.2	1,130	0.2

Total gross loans	546,490	100.0%	558,536	100.0%

Allowance for credit losses	(5,133)		(6,463)
Net deferred loan costs and fees	3,263		3,755

Loans, net	$544,620		$555,828

(1)	Includes one- to four-family construction loans.
(2)	Includes commercial construction loans.

Loan Maturity. The following tables present the contractual maturity of our gross loans at December 31, 2024 and sets forth our fixed and adjustable rate loans at December 31, 2024, that are contractually due after December 31, 2025. The table does not include the effect of prepayments or scheduled principal amortization. Loans having no stated repayment schedule or maturity and overdraft loans are reported as being due in one year or less.

	Real Estate			Other Loans		Total
	Residential, One- to Four- Family (1)	Home Equity	Commercial (2)	Commercial	Consumer
	(In thousands)
Amounts due in:
One year or less	$90	$382	$24,196	$4,659	$656	$29,983
After one year through five years	1,904	2,838	99,436	7,186	335	111,699
After five year through 15 years	33,724	24,939	197,352	3,883	—	259,898
Beyond 15 years	125,613	19,297	—	—	—	144,910

Total	$161,331	$47,456	$320,984	$15,728	$991	$546,490

Interest rate terms on amounts due after one year:
Fixed rate	$157,153	$5,795	$110,579	$8,321	$335	$282,183
Adjustable rate	4,088	41,279	186,209	2,748	—	234,324

Total	$161,241	$47,074	$296,788	$11,069	$335	$516,507

(3)	Includes one- to four-family construction loans.
(4)	Includes commercial construction loans.

The following table presents our gross loan originations, purchases, sales, and principal repayments for the years indicated. There were no sales of any loans in 2024 or 2023.

	For the Year Ended December 31,
	2024	2023
	(In thousands)
Total Loans:
Balance outstanding at beginning of year	$558,536	$576,709
Originations:
Real estate loans:
Residential, one- to four-family (1)	5,750	12,496
Home equity	7,236	13,470
Commercial (2)	34,850	26,400
Other loans:
Commercial	5,120	3,560
Consumer	364	410

Total originations	53,320	56,336
Deduct:
Principal repayments:
Real estate loans	58,925	67,359
Commercial and consumer loans	6,429	7,029

Total principal repayments	65,354	74,388
Transfers to foreclosed real estate	—	60
Loans charged-off	12	61

Total deductions	65,366	74,509

Balance outstanding at end of year	$546,490	$558,536

(1)	Includes one- to four-family construction loans.
(2)	Includes commercial construction loans.

Commercial Real Estate Loans. We remained focused on originating commercial real estate loans and have assembled a strong team of loan officers to grow this portfolio. As such, our primary lending activity is the origination of commercial real estate loans to finance the purchase or construction of real property or to refinance real property. For the majority of our commercial real estate loan portfolio, the collateral is primarily located within our primary market area, Erie and Chautauqua Counties. At December 31, 2024, commercial real estate loans, which include construction loans, totaled $321.0 million and represented 58.7% of our total gross loan portfolio.

Commercial real estate loans that are collateralized by residential properties and multi-family apartment complexes made up 40.0% of the commercial real estate loan portfolio as of December 31, 2024 and totaled $128.3 million with a weighted average interest rate of 5.45%. Commercial real estate construction loans and commercial real estate loans secured by land totaled $21.8 million, or 6.7% of the commercial real estate portfolio, at December 31, 2024 with a weighted average interest rate of 7.85%. Non-residential, non owner-occupied commercial real estate loans amounted to $112.6 million, or 35.1% of our commercial real estate portfolio, while non-residential, owner-occupied commercial real estate loans amounted to $58.3 million, or 18.2% of our commercial real estate portfolio. These amounts can be further disaggregated into the following concentrations:

	At December 31, 2024
	Gross Loan Balance	% of Total Commercial Real Estate	Weighted Average Interest Rate
	(Dollars in thousands)
Non-Residential, Non Owner-Occupied:
Office	$39,813	12.4%	5.41%
Retail	28,101	8.8%	5.63%
Hotel/Motel	11,317	3.5%	7.07%
Self Storage	9,218	2.9%	5.11%
Warehouse	7,677	2.4%	5.82%
Other	16,493	5.1%	5.44%

Total Non-Residential, Non Owner-Occupied	$112,619	35.1%	5.63%

Non-Residential, Owner-Occupied
Office	$24,952	7.8%	6.16%
Warehouse	13,316	4.1%	5.34%
Restaurant	11,804	3.7%	6.87%
Other	8,253	2.6%	6.52%

Total Non-Residential, Owner-Occupied	$58,325	18.2%	6.18%

In underwriting commercial real estate loans, consideration is given to historic and expected net operating income generated by the real estate, the age and condition of the collateral, the financial resources and income level of the borrower and any guarantors, current and projected occupancy levels, location of the property, and the borrower’s business experience. Our commercial real estate loans are appraised by third party independent appraisers approved by the board of directors and reviewed by an independent firm prior to acceptance. Personal guarantees are typically obtained from commercial real estate borrowers.

We originate a variety of fixed and adjustable-rate commercial real estate loans generally for terms of 5 to 10 years and payments based on an amortization schedule of up to 25 years. Adjustable-rate loans are typically based on an index such as the prime rate or the FHLBNY advance rates with an added spread based on the type, size and risk of the loan. The rate is typically fixed for the first five years of the loan. Some adjustable-rate loans are subject to an interest rate floor. We typically lend up to a maximum loan-to-value ratio of 50% to 80% depending on the type and condition of the property being financed. Commercial real estate loans require a minimum debt service coverage ratio ranging from 1.15 to 1.50 depending on the type of property being financed and the strength of the personal guarantees of the owners. Fixed rate loans are typically subject to prepayment premiums if the loan is paid off within five years of origination and prior to the scheduled maturity.

At December 31, 2024, the average loan balance outstanding in the commercial real estate loan portfolio was $875,000 and the largest individual commercial real estate loan outstanding, net of participations sold, was a $10.6 million loan secured by multi-family real estate. This loan was performing in accordance with its original repayment terms at December 31, 2024.

Commercial real estate loans have larger balances and involve a greater degree of risk than one- to four-family residential loans. Of primary concern in commercial real estate lending is the borrower’s creditworthiness and the feasibility and cash flow potential of the project. Payments on commercial real estate loans often depend on the successful operation and management of the properties or underlying businesses. As a result, repayment of such loans may be subject to a greater extent, than residential, one- to four-family real estate loans, to adverse conditions in the real estate market or the economy. To monitor cash flows on commercial real estate loans, we require borrowers and/or loan guarantors to provide annual financial statements on larger multi-family and commercial real estate loans. In reaching a decision on whether to make a commercial real estate loan, we consider the net cash flow of the project, the borrower’s expertise, credit history and the value of the underlying property. In addition, we monitor the tenancy of the properties as to occupancy, lease rates, term of lease and tenant credit worthiness. Commercial real estate loans typically involve larger loan balances to single borrowers or groups of related borrowers, which generally require substantially greater evaluation and oversight efforts. Our loan policies limit the amount of loans to a single borrower or group of borrowers to reduce this risk and are designed to set such limits within those prescribed by applicable federal statutes and regulations. We engage a third party to periodically conduct a credit review of the commercial real estate portfolio, including compliance with our underwriting standards and policy requirements. In addition, we engage a third party to perform property site inspections on an annual basis as required by our Commercial Loan Policy.

We originate commercial construction loans primarily to established local developers to finance the construction of commercial and multi-family properties. We provide construction loans to local developers for the construction of one- to four-family residential developments. We also originate renovation loans, enabling a borrower to partially or totally refurbish an existing structure, which are structured as construction loans and monitored in the same manner.

These loans typically have a construction period of up to 24 months or longer, whereby draws are taken and interest only payments are made. As part of the draw process, inspection and lien checks are required prior to the disbursement of the proceeds. Interest rates on disbursed funds are based on the rates and terms set at closing. The majority of our commercial real estate construction loans are variable rate loans with rates tied to the prime rate, plus a premium. A floor rate may also be established in conjunction with a variable rate loan. A minimum of interest only payments on disbursed funds must be made on a monthly basis during the construction period. At the end of the construction period, the loan typically converts to a commercial real estate mortgage.

Construction loans can be affected by economic conditions and the value of the underlying property. Construction loans may have additional risks related to advancing loan funds during construction due to the uncertain value of the property prior to the completion of construction. The repayment of a construction loan is, to a large degree, dependent on the successful and timely completion of the construction of the subject property. Construction delays may further impair the borrower’s ability to repay the loan. We limit our risks during the construction period as disbursements are not made until the required work for each advance has been completed and a lien check has been performed.

One- to Four-Family Residential Mortgage Lending. At December 31, 2024, our one- to four-family residential loans (including residential construction loans) totaled $161.3 million and represented 29.5% of the total gross loan portfolio. Our residential mortgage loan originations are obtained from customers, residents of our local communities or referrals from local real estate agents, brokers, attorneys, or builders. The majority of residential loans originated are fixed rate loans (approximately 97.5% of the residential, one- to four-family portfolio at December 31, 2024); although we do offer adjustable rate loan products to our customers. We have historically retained the majority of residential mortgage loans that we originate.

One- to four-family residential mortgage loan originations are generally for terms up to 30 years; however, we do offer and have successfully originated loans with shorter terms of 10, 15, or 20 years. One- to four-family residential real estate loans may remain outstanding for significantly shorter periods than their contractual terms as borrowers may refinance or prepay loans at their option without penalty. Conventional one- to four-family residential mortgage loans originated by us customarily contain “due-on-sale” clauses that permit us to accelerate the indebtedness of the loan upon transfer of ownership of the mortgaged property. We do not offer “interest only” mortgage loans or “negative amortization” mortgage loans.

Our residential lending policies and procedures ensure that the majority of one- to four-family residential mortgage loans that we originate generally conform to secondary market guidelines, although we also originate non-conforming loans. We underwrite all conforming loans (i.e. loans with less than a $766,550 loan balance during 2024) using the criteria required by the Federal Home Loan Mortgage Corporation (“FHLMC”). We originate one- to four-family residential mortgage loans with a loan-to-value ratio up to 100%, and up to 101% with our United States Department of Agriculture (“USDA”) Rural Development Guaranteed Loan Program (“GLP”) mortgage loan product. Mortgages originated with a loan-to-value ratio exceeding 80% normally require private mortgage insurance.

During 2024, there were no one- to four-family residential mortgage loans sold to the secondary mortgage market. We may offer loans through programs offered by the State of New York Mortgage Agency (“SONYMA”) which are originated for sale. We retain all servicing rights for one- to four-family residential mortgage loans that we sell.

We also originate loans above the lending limit for conforming loans, which we refer to as “jumbo loans.” We originate jumbo loans with fixed-rates and terms of up to 30 years. At December 31, 2024, residential, one- to four-family loans with balances in excess of the 2024 conforming loan limit totaled $4.7 million, or 3.5% of the one- to four-family residential mortgage portfolio. Jumbo loans carry greater risk than conforming loans as there are a limited number of potential buyers for this type of real estate which results in greater price volatility. As a result, these loan types are subject to more conservative underwriting requirements.

We originate one- to four-family mortgage loans on non-owner occupied properties that the borrower holds for investment purposes. These loans have a higher interest rate and shorter terms than loans for an owner-occupied property. The loans typically have a fixed interest rate, terms up to 25 years and a loan to value ratio up to 75%. As of December 31, 2024 these loans represented $18.4 million or 11.4% of the one- to four-family residential mortgage portfolio.

We offer adjustable rate mortgage loans with a maximum term of 30 years. When an adjustable rate mortgage is originated, the initial interest rate is established based on market conditions and competitor rates. The rate adjusts annually after one, five, or seven years, depending on the loan product. After the initial fixed rate time period, the interest rate on these loans will re-price based upon a specific U.S. Treasury index plus an additional margin, taking into consideration the cap and floor rates established at the time of loan origination.

The retention of adjustable rate one- to four-family residential mortgage loans in our loan portfolio helps reduce our exposure to changes in interest rates. However, there are unquantifiable credit risks resulting from potential increased costs to the borrower as a result of the pricing of adjustable rate residential mortgage loans. During periods of rising interest rates, the risk of default on one- to four-family residential adjustable rate mortgage loans may increase due to the increase of interest cost to the borrower. Furthermore, changes in the interest rates on adjustable rate mortgages may be limited by an initial fixed-rate period or by contractual limits on periodic interest rate adjustments, and as such adjustable rate loans may not adjust as quickly as our interest-bearing liabilities during a period of rapid increases in interest rates.

We originate construction-to-permanent loans for the purpose of construction of primary and secondary residences. At December 31, 2024, there were no residential construction-to-permanent loans outstanding. We issue a commitment that has one closing which encompasses both the construction phase and permanent financing. The construction phase is a maximum of 12 months and requires the borrower to make interest only payments at the rate stated in the loan agreement. The loan to value on construction-to-permanent loans cannot exceed 80.0% of the estimated completed value at the end of the project.

Construction lending generally involves a greater degree of risk as the repayment of the loan is dependent on the successful and timely completion of the project. Lake Shore Savings completes inspections during the construction phase prior to any disbursements, which limits our risk. Construction delays may impair the borrower’s ability to repay the loan.

One- to four-family real estate loans can be affected by economic conditions and the value of the underlying collateral. The majority of our one- to four-family residential loans are secured by property located in Western New York and are affected by economic conditions in this market area. Western New York’s housing market has consistently demonstrated stability in home prices resulting in stable collateral value and lower risk of loss.

Home Equity Loans and Lines of Credit. We currently provide all-in-one home equity lines of credit and have provided home equity loans in the past to our customers. Home equity lines of credit are generally made for owner-occupied homes and are secured by first or second mortgages on residences. At December 31, 2024, home equity loans and lines of credit totaled $47.5 million and represented 8.7% of the total gross loan portfolio. The all-in-one home equity line of credit must have a minimum line amount of $5,000 up to a maximum of 90% of the total loan-to-value ratio for qualified borrowers. The all-in-one home equity line of credit product has interest rates tied to the prime rate and generally has a 15 year draw period and a 15 year payback period. Since 2010, our adjustable rate home equity loans include limits on decreases in the interest rate of the loan. The decrease in the interest rate may not be below the “floor” rate established at the time of origination. A customer has the option to convert either a portion, or the entire line of credit balance, to a term loan at a fixed rate of interest. As the customer pays down the balance on the term loan, the funds available on the line of credit increase by a like amount. All-in-one home equity lines of credit have 30 year maximum terms.

Home equity loans can be affected by economic conditions and the value of the underlying property. Home equity loans may have increased risk of loss if we do not hold the first mortgage resulting in Lake Shore Savings Bank being in a secondary position in the event of collateral liquidation. At December 31, 2024, home equity loans and lines of credit where we do not hold the first mortgage represented 19.7% of the outstanding principal within our home equity loan portfolio. During periods of rising interest rates, the risk of default on home equity loans may increase due to the increase of interest cost to the borrower.

Commercial Business Loans. In addition to commercial real estate loans, we also engage in commercial business lending (also known as C&I lending) primarily to small businesses. A commercial business loan may be a business installment loan, line of credit, or other commercial loan. At December 31, 2024, commercial business loans totaled $15.7 million, or 2.9% of the total gross loan portfolio. Most of our commercial business loans have fixed interest rates and are for terms generally not in excess of five years, while commercial lines of credit have variable interest rates. In underwriting commercial business loans, consideration is typically given to the financial condition and the debt service coverage capabilities of the borrower/operating entity, projected cash flows and collateral value. Whenever possible, we collateralize these loans with a first lien on general business assets and a specific lien on the equipment being purchased and require personal guarantees from principals of the borrower. We offer commercial loan services designed to give business owners borrowing opportunities for modernization, inventory, equipment, construction, real estate, purchases or improvements, working capital, vehicle purchases, and the refinancing of existing corporate debt.

At December 31, 2024, our largest individual commercial business loan had an unpaid principal balance of $1.3 million and was secured by business equipment. At December 31, 2024, this loan was performing in accordance with its contractual terms.

Commercial business loans are generally considered to involve a higher degree of risk than residential mortgage loans because the collateral underlying the loans may be in the form of furniture, fixtures, and equipment and/or inventory subject to market obsolescence and accounts receivable which must be monitored. Commercial business loans may also involve relatively large loan balances to single borrowers or groups of related borrowers, with the repayment of such loans typically dependent on the successful operation and income stream of the borrower’s operation. Such risks can be significantly affected by economic conditions. In addition, commercial business lending generally requires substantially greater oversight efforts compared to residential real estate lending. Accordingly, the repayment of a commercial loan depends primarily on the creditworthiness of the borrower (and any guarantors), while liquidation of collateral is a secondary form of repayment and may be insufficient to recover the outstanding balance of the loan. We engage a third party to conduct an annual credit review of the commercial business loan portfolio, including compliance with our underwriting standards and policy requirements.

Consumer Loans. To a lesser extent, we offer a variety of consumer loans. At December 31, 2024, consumer loans totaled $1.0 million, or 0.2% of the total gross loan portfolio. Generally, the volume of consumer lending has declined as borrowers have opted for home equity lines of credit, which have lower interest rates. The largest component of our consumer loan portfolio are personal consumer loans and overdraft lines of credit. Our consumer loan portfolio also consists of vehicle loans, loans secured by certificates of deposit, secured and unsecured property improvement loans, and other secured loans.

Consumer loans tend to have a higher credit risk due to the loans being either unsecured or secured by rapidly depreciable assets. Furthermore, consumer loan payments are dependent on the borrower’s continuing financial stability, and therefore are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. The application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on consumer loans in the event of a default.

Loan Participations. From time to time, we may originate a commercial real estate loan or commercial business loan which may exceed our internal lending or concentration limits and sell a portion of the loan to another financial institution. The financial institution is typically a community bank located in New York State and its lending team is known by our commercial lenders. This allows us to meet the needs of our customers and comply with our internal lending limits. In some instances, we may purchase participation interests in loans where we are not the lead lender. In both of these circumstances, we follow our customary loan underwriting and approval policies. We have strong relationships with other community banks in our primary market area that may desire to purchase participations, and we may increase our sales of participations in the future, if deemed appropriate. At December 31, 2024, our sold participations in commercial real estate and commercial business loans totaled $19.5 million and $223,000, respectively, all of which were collateralized by properties or business assets within our primary market area in Western New York. We may also purchase commercial real estate loan or commercial business loan participations where we are not the lead lender in the future if deemed appropriate and at December 31, 2024, our purchased participations where we are not the lead lender in commercial real estate and commercial business loans totaled $6.4 million and $32,000, respectively. All of our loan participations are collateralized by properties or business assets within our primary market area and governed by a loan participation agreement.

Loan Approval Procedures and Authority. Our lending policies are approved annually by our board of directors. Branch managers have the authority to originate home equity or consumer loans up to amounts approved by the board of directors. Home equity loans and consumer loans secured by real estate in excess of $25,000 and all one- to four-family residential mortgage loans up to $766,550 require approval by the Internal Residential Loan Committee; loans between $766,550 and $1.0 million require approval of the Internal Residential Loan Committee and designated bank officers or loan committee member. Any of the above-mentioned loans with non-standard terms such as high loan-to-value ratios will require additional approval levels up to and including approval by the board of directors. All non-commercial loans that are in excess of $1.0 million, require approval from the Loan Committee of the board of directors. Director loans require approval from the board of directors.

Commercial Loan Officers have the authority to originate commercial real estate and commercial business loans up to amounts approved by the board of directors. Commercial loans with total one obligor credit in excess of $100,000 and up to $1.5 million require the approval of two members of the Internal Commercial Loan Committee, one of which must be a designated member of executive management. Commercial loans with total one obligor credit in excess of $1.5 million require majority approval by the Board Loan Committee. Loans with exceptions require a higher approval level.

Current Lending Procedures. Upon receipt of a completed loan application from a prospective borrower, we order a credit report and verify certain other information. If necessary, we obtain additional financial or credit related information. We require an appraisal for all residential and commercial real estate loans and home equity loans, including loans made to refinance existing mortgage loans. Appraisals are performed by licensed third-party appraisal firms. An appraisal management firm, approved by the board of directors, has been engaged to handle all requests for appraisals on residential real estate loans. We require title insurance on all one- to four-family residential and commercial real estate loans and certain other loans. We also require property and casualty insurance on all real estate loans, and if applicable, we require borrowers to obtain flood insurance prior to closing. Based on loan-to-value ratios and lending guidelines, escrow accounts may be required for such items as real estate taxes, property and casualty insurance, flood insurance, and private mortgage insurance premiums.

Asset Quality

One of our key operating objectives has been, and continues to be, maintaining a high level of asset quality. Our high proportion of commercial real estate and one- to four-family residential mortgage loans primarily collateralized by property in Western New York, which historically has had stable property values, the maintenance of sound credit standards for new loan originations, our loan review procedures, including third party loan reviews, and strong executive management focus on credit quality have been factors in monitoring and managing our levels of credit risk. These factors have contributed to our strong financial condition.

Collection Procedures. We have adopted a loan collection policy and procedures to maintain adequate control on the status of delinquent loans and to ensure compliance with the Fair Debt Collection Practices Act, the Dodd-Frank Act, the Consumer Protection Act, the New York State Real Property Actions and Proceedings Law, and other applicable regulatory guidelines. When a borrower fails to make required payments on a residential, home equity, commercial, or consumer loan, we take a number of steps to induce the borrower to cure the delinquency and restore the loan to a current status.

Prior to proceeding with any foreclosure action in the case of a secured loan, we will review the collateral to determine whether its possession would be cost-effective for us. In cases where the collateral fails to fully secure the loan, in addition to repossessing the collateral, we may also sue on the note underlying the loan.

Delinquent Loans. The following tables set forth our loan delinquencies, including non-accrual loans, by type and gross loan amount outstanding at the dates indicated.

	At December 31,
	2024			2023
	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due
	(In thousands)
Real estate loans:
Residential, one- to four-family (1)	$1,035	$454	$662	$1,488	$3	$276
Home equity	318	26	596	315	583	56
Commercial (2)	—	—	1,242	—	—	1,242
Other loans:
Commercial	—	—	—	—	—	—
Consumer	3	2	—	6	—	1

Total	$1,356	$482	$2,500	$1,809	$586	$1,575

(1)	Includes one- to four-family construction loans.
(2)	Includes commercial construction loans.

Non-performing Loans and Non-performing Assets. Loans are periodically reviewed for performance. Management individually evaluates loans when it is probable that at least a portion of the loan will not be collected in accordance with the original loan terms due to a deterioration in the financial condition of the borrower or in the value of the underlying collateral or when a loan is modified due to a borrower experiencing financial difficulty, dependent on the loan type. When a loan is determined to be individually evaluated, the measurement of the loan is based on the present value of the expected future cash flows, or the fair value of the collateral, if the loan is collateral-dependent. If the measurement value is less than the loan balance, the loss is recorded against the allowance for credit losses. Loans are placed on non-accrual status either when reasonable doubt exists as to the full timely collection of interest and principal, or when a loan becomes 90 days past due, unless an evaluation by management indicates that the loan is in the process of collection and is either guaranteed or well secured. When management designates loans on which we stop accruing interest income as non-accrual loans, we reverse outstanding interest income that was previously credited. We return a non-accrual loan to accrual status when factors indicating doubtful collection no longer exist and the borrower has performed for a period of at least six months.

Real estate acquired as a result of foreclosure is classified as foreclosed real estate until such time as it is sold. We record foreclosed real estate at its fair value less estimated selling costs at the date of acquisition. If a foreclosure action is commenced and the loan is not brought current, paid in full, or refinanced before the foreclosure sale, the property could be sold at the foreclosure sale (to an outside bidder). If not, and we retain the property, then we will sell the real property securing the loan as soon thereafter as practical.

Loans modified due to borrowers experiencing financial difficulties occur when we grant borrowers loan modifications that we would not otherwise grant but for economic or legal reasons pertaining to the borrower’s financial difficulties. A concession is made when the terms of the loan modification are more favorable than the terms the borrower would have received in the current market under similar financial difficulties. These concessions may include, but are not limited to, principal forgiveness, an interest rate reduction, an other-than-insignificant payment delay, or a term extension. We identify loans for potential modifications related to borrowers experiencing financial difficulty primarily through direct communication with the borrower and evaluation of the borrower’s financial statements, revenue projections, tax returns and credit reports. Even if the borrower is not presently in default, management will consider the likelihood that cash flow shortages, adverse economic conditions, and negative trends may result in a payment default in the near future. Generally, we will not return a loan modified due to a borrower experiencing financial difficulties to accrual status until the borrower has demonstrated the ability to make principal and interest payments under the restructured terms for at least six consecutive months. These loans are individually evaluated loans, dependent on loan type, and may result in specific reserves within the allowance for credit losses and subsequent charge-offs, if appropriate. We had no loan modifications with borrowers experiencing financial difficulty for the year ended December 31, 2024. We had two loan modifications with one borrower during 2023 in which a term extension concession was granted for the year ended December 31, 2023.

The following table sets forth information regarding our non-performing assets.

	At December 31,
	2024	2023
	(Dollars in thousands)
Loans accounted for on a non-accrual basis:
Real estate loans:
Residential, one- to four-family(1)	$1,891	$1,904
Home equity	683	196
Commercial(2)	1,226	1,242
Other loans:
Commercial	—	—
Consumer	4	5

Total non-accrual loans	3,804	3,347

Total non-performing loans	3,804	3,347

Foreclosed real estate	—	34

Total non-performing assets	$3,804	$3,381

Ratios:
Non-performing loans as a percent of total net loans:	0.69%	0.60%
Non-performing assets as a percent of total assets:	0.55%	0.47%

(1)	Includes one- to four-family construction loans.
(2)	Includes commercial construction loans.

Total non-performing assets increased by $423,000, or 12.5%, to $3.8 million at December 31, 2024 as compared to $3.4 million at December 31, 2023, primarily due to an increase in non-accrual loans, including one home equity loan totaling $539,000 which was moved to non-accrual status during the first quarter of 2024. Non-performing loans were $3.8 million at December 31, 2024 compared to $3.3 million at December 31, 2023. We had no loans past due 90 days or more but still accruing at December 31, 2024 or December 31, 2023. We had no foreclosed real estate at December 31, 2024 as compared to $34,000 at December 31, 2023.

Classification of Loans. Federal regulations require us to regularly review and classify our loans. In addition, our regulators have the authority to identify problem loans and, if appropriate, require them to be classified. Management closely monitors the quality of the loan portfolio and has established a loan review process designed to help grade the quality of our loan portfolio. The credit quality grade helps management make a consistent assessment of each loan relationship’s credit risk. Consistent with regulatory guidelines, we classify loans and other assets considered of lesser quality. Such ratings coincide with the “Substandard”, Doubtful”, and “Loss” classifications used by federal regulators in their examination of financial institutions. A “Substandard” classification indicates that a loan has one or more defined weaknesses and are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. A “Doubtful” classification has all the weaknesses of a “Substandard” classification with the added characteristic that the weaknesses make collection or liquidation in full highly questionable and improbable. Loans classified as “Loss” are considered uncollectible and continuance as an asset is no longer warranted.

Regulations also provide for a “special mention” category (i.e. criticized loans), described as loans which do not currently expose us to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving our close attention. When we classify loans as either substandard or doubtful, consider that classification in our allowance for credit losses described below. When we classify problem loans as loss, we typically charge-off the outstanding loan balance against the allowance for credit losses reserve. Our determination as to the classification of our loans and the amount of our loss allowances are subject to review by our regulators, which can require that we establish additional loss allowances.

On the basis of this review of our gross loans outstanding, our classified loans and special mention loans at the dates indicated were as follows:

	At December 31,
	2024	2023
	(In thousands)

Substandard loans	$15,752	$16,330
Doubtful loans	—	—
Loss loans	—	—

Total classified loans	$15,752	$16,330

Special mention loans	$3,634	$2,693

Allowance for Credit Losses on Loans and Unfunded Commitments. On January 1, 2023, we adopted ASU 2016-13 (Topic 326), which replaced the incurred loss methodology with CECL for financial instruments measured at amortized cost and other commitments to extend credit. The allowance for credit losses on loans and unfunded commitments is a valuation allowance for management’s estimate of expected credit losses in the loan portfolio and commitments to extend credit. The process to determine expected credit losses utilizes analytic tools and judgment and is reviewed on a quarterly basis. We maintain the allowance through (credit) provisions for credit losses that we charge to income. We charge losses on loans against the allowance for credit losses when we believe the collection of the loan is unlikely, and all possible avenues of repayment have been analyzed, including the potential of future cash flow, the value of the underlying collateral, and strength of any guarantors or co-borrowers.

Our evaluation of risk in maintaining the allowance for credit losses includes the review of all loans on which the collectability of principal may not be reasonably assured. We consider the following qualitative and environmental factors as part of this evaluation: historical loan loss experience; payment status; the estimated value of the underlying collateral; changes in lending policies, procedures and loan review system; changes in the experience, ability, and depth of lending management and other relevant staff; trends in loan volume and the nature of the loan portfolio; and past, current, and future national and local economic conditions. There may be other factors that may warrant consideration in maintaining the allowance. Although we believe that we have established and maintained the allowance for credit losses to reflect losses inherent in our loan portfolio, based on our evaluation of the factors noted above, future additions may be necessary if economic and other conditions differ substantially from the current operating environment.

In addition, various regulatory agencies periodically review our allowance for credit losses as an integral part of their examination process. These agencies may require us to increase the allowance for credit losses or the valuation allowance for foreclosed real estate based on their evaluation of the information available to them at the time of their examination.

The following table presents information regarding activity in our allowance for credit losses and our asset quality ratios at or for the dates indicated, including non-performing loan and non-performing asset ratios.

	At or for the Year Ended December 31,
	2024	2023
	(Dollars in thousands)
Beginning balance, prior to adoption of ASC 326	$6,463	$7,065
Impact of adopting ASC 326	—	282
(Credit) provision for credit losses	(1,308)	(897)

Charge-offs:
Real estate loans:
Residential, one- to four-family	—	(3)
Other loans:
Consumer	(41)	(58)

Total charge-offs	(41)	(61)

Recoveries:
Real estate loans:
Residential, one- to four-family	10	2
Commercial	—	35
Other loans:
Commercial	—	29
Consumer	9	8

Total recoveries	19	74

Net (charge-offs) recoveries	(22)	13

Balance at end of period	5,133	6,463

Average loans outstanding, including fees	$547,525	$567,319

Allowance for credit losses as a percent of loans at amortized cost	0.93%	1.16%
Allowance for credit losses as a percent of non-performing loans	134.91%	193.05%

When compared to December 31, 2023, the current modeled allowance for credit losses related to the loan portfolio decreased by approximately $1.3 million, or 20.6%, of which a majority of the decrease was attributable to the commercial mortgage loan portfolio ($1.1 million). Of the total decrease in the allowance for credit losses on loans from December 31, 2023 to December 31, 2024, 99.2% of the attribution was due to a decrease in reserve rate, while 0.8% was due to a decrease in the size of the loan portfolio. The decrease in the ACL reserve rate was primarily due to the decrease in the quantitative loss factors derived from historical loss rates calculated in the vintage model as well as a decrease in the qualitative loss factors derived from trends in current economic conditions as well as forecasted economic trends which includes the FOMC’s projected rate of U.S. civilian unemployment and U.S. year-over-year growth of GDP.

	At or for the Year Ended December 31,
	2024	2023
Ratio of net recoveries (charge-offs) to average loans outstanding by loan type, annualized:
Real estate loans:
Residential, one- to four-family	0.01%	—%
Home equity	—%	—%
Commercial	—%	0.01%
Other loans:
Commercial	—%	0.15%
Consumer	(3.10)%	(4.41)%
Ratio of net recoveries to average loans outstanding	—%	—%

For the year ended December 31, 2024, consumer loan net charge-offs to average consumer loans outstanding improved to 3.10% from 4.41% for the prior year. This improvement was primarily driven by a decrease in consumer loan net charge-offs of $18,000, partially offset by a decrease in average consumer loans outstanding of $122,000.

The following table presents our allocation of the allowance for credit losses by loan category and the percentage of gross loans in each category to total gross loans at the end of the years indicated. The allowance for credit losses allocated to each category is not necessarily indicative of inherent losses in any category and does not restrict the use of the allowance to absorb losses in other categories.

	At December 31,
	2024			2023
	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans
	(Dollars in thousands)
Real Estate Loans:
Residential, one- to four-family (1)	$390	7.5%	29.5%	$532	8.2%	30.8%
Home equity	137	2.7%	8.7%	213	3.3%	9.3%
Commercial (2)	4,171	81.3%	58.7%	5,231	81.0%	56.8%

	4,698	91.5%	96.9%	5,976	92.5%	96.9%

Other loans:
Commercial	421	8.2%	2.9%	471	7.3%	2.9%
Consumer	14	0.3%	0.2%	16	0.2%	0.2%

	435	8.5%	3.1%	487	7.5%	3.1%

Balance at end of year	$5,133	100.0%	100.0%	$6,463	100.0%	100.0%

(1)	Includes one- to four-family construction loans.
(2)	Includes commercial construction loans.

Investment Activities

General. The general objectives of the investment portfolio are to provide for the overall asset/liability management of Lake Shore Savings Bank. All of our securities carry market risk, as increases in market rates of interest may cause a decrease in the fair value of the securities. Our investment policy is designed primarily to manage the interest rate sensitivity of our assets and liabilities, to provide collateral for pledging requirements on borrowings and deposit relationships, to generate a favorable return without incurring undue interest rate or credit risk, to complement our lending activities and to provide and maintain liquidity within established guidelines. Our investment policy outlines the pre-purchase analysis, credit, and interest rate risk assessment guidelines and due diligence documentation required for all permissible investments. In addition, our policy requires management to routinely monitor the investment portfolio as well as the markets for changes which may have a material, negative impact on the credit quality of our holdings. Our board of directors reviews and approves our investment policy on an annual basis. The board of directors has delegated primary responsibility for ensuring that the guidelines in the investment policy are followed to the Asset-Liability Committee. The board of directors designates members of executive management with the authority to purchase and sell securities within established plans and guidelines. All transactions are reviewed by the Asset/Liability Committee.

In establishing our investment strategies, we consider our interest rate sensitivity, the types of securities to be held, liquidity, and other factors. Federal savings banks have authority to invest in various types of assets, including U.S. Government obligations, securities of various federal agencies, obligations of states and municipalities, mortgage-backed and asset-backed securities, collateralized-mortgage obligations, certain time deposits of insured banks and savings institutions, certain bankers’ acceptances, repurchase agreements, loans of federal funds, and, subject to certain limits, corporate debt and commercial paper.

We have classified all of our investments in debt securities as “available for sale.” The debt securities are reported at fair value and unrealized gains and losses on debt securities are excluded from earnings and reported, net of deferred taxes, as a separate component of equity. Our current securities portfolio consists of collateralized mortgage obligations, mortgage backed securities, asset-backed securities, U.S. Government Agency bonds, and municipal bonds. Nearly all of our mortgage backed securities are directly or indirectly insured or guaranteed by FHLMC, the Government National Mortgage Association (“GNMA”) or the Federal National Mortgage Association (“FNMA”, or “Fannie Mae”). The municipal securities we invest in are fixed-rate, investment grade bonds issued primarily by municipalities in New York State, have maturities of 20 years or less, and many have private insurance guaranteeing repayment. The majority of municipal securities in our portfolio are unlimited general obligation bonds.

Fair values of available for sale securities are based on a market approach. Securities which are fixed income instruments that are not quoted on an exchange, but are traded in active markets, are valued using prices obtained from our third party data service provider.

We also have investments in equity securities, specifically Federal Home Loan Bank of New York (“FHLBNY”) stock, which must be held as a condition of membership in the Federal Home Loan Bank system. The level of investment is largely dependent on our level of borrowings from the FHLBNY. The investment in FHLBNY stock is considered restricted and is reported at cost on the consolidated statements of financial condition. The related changes in fair market value of equity securities are reported in other non-interest income on the consolidated statements of income.

Classification of Investments. Federal regulations require us to regularly review and classify our investments based on credit risk in determining credit quality of investment portfolios as well as for calculating risk based capital. A decline in the market value of a security due to interest rate fluctuations is not a basis for adverse classification. Instead, the classification is based on the likelihood of the timely and full collection of principal and interest.

In assessing the credit quality of securities in our investment portfolio, we conduct a risk analysis, which includes a review of third party research and analytics. If this analysis indicates that an issuer of a security illustrates credit deterioration that would result in the existence of a potential credit related loss, we will consider it for classification.

Our determination as to the classification of our investments is subject to review by our regulators. We regularly review our investment portfolio to determine whether any investments require classification in accordance with applicable regulations. Our review of our investment portfolio at December 31, 2024 resulted in two private-label asset-backed securities being classified, which is consistent with our position taken at December 31, 2023, as the issuer may not have an adequate capacity to meet its financial commitments over the projected life of the investment or the risk of default by the obligor was possible, resulting in an expectation that we would not receive the full and timely repayment of principal and interest as expected. These two securities had an amortized cost of $0 and an aggregate fair value of $31,000 at December 31, 2024.

We assessed whether we intended to or would be more likely than not required to sell our available-for-sale securities in an unrealized loss position before the recovery of its amortized cost basis and concluded that no securities met this criteria. Furthermore, we considered whether the decline in fair value related to credit factors and concluded that no allowance for credit losses on available-for-sale securities was required as of December 31, 2024 and December 31, 2023. During the years ended December 31, 2024 and 2023, we recaptured $6,000 and $7,000 respectively, of prior year other-than-temporary impairment charges. The recaptured amounts are reflected in the “recovery on previously impaired investment securities” line item in the consolidated statements of income.

Bank Owned Life Insurance. We own several Bank Owned Life Insurance (“BOLI”) policies totaling $29.3 million and $29.4 million at December 31, 2024 and 2023, respectively. The purpose of these policies is to offset the costs of supplemental employee retirement benefit (“SERP”) plans contractually obligated to members of management and non-employee directors. The lives of certain key employees and non-employee directors are insured, and Lake Shore Savings Bank is the sole beneficiary and will receive any benefits upon the employee or non-employee’s death. The policies were purchased from various life insurance companies. The design of the plan allows the cash value of the policy to be designated as an asset of Lake Shore Savings Bank. The asset’s value will increase by the crediting rate, which is a rate set by each insurance company and is subject to change on a quarterly, semi-annual or annual basis. The growth of the value of the asset will be recorded in non-interest income on the consolidated statements of income. Because this is a life insurance product, current federal tax laws exempt the income from federal income taxes.

Bank owned life insurance is not secured by any government agency nor are the policies’ asset values or death benefits secured specifically by any collateral. We have worked closely with our advisor to select insurance companies and the bond ratings and financial condition of the underlying insurance companies are monitored on a quarterly basis. The failure of one of these insurance companies could result in a significant loss. Other risks include the possibility that the favorable tax treatment of the income could change, that the crediting rate will not increase in a manner comparable to market interest rates, or that this type of plan will no longer be permitted by our regulators. This asset is considered illiquid because, although we may terminate the policies and receive the original premium plus all earnings at any time, such an action would require the payment of federal income taxes on all earnings since inception.

Sources of Funds

General. Deposits are our primary source of funds for lending and other investment purposes. We may also borrow funds, primarily from the FHLBNY, to supplement the amount of funds available for lending and daily operations. In addition, we derive funds from loan and mortgage-backed securities principal repayments and prepayments and from interest and proceeds from the maturity and call of investment securities, along with cash flows from operations. Loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates, pricing strategies, and economic conditions.

Deposits. We offer a variety of deposit accounts having a range of interest rates and terms. We currently offer regular savings deposits (consisting of Christmas Club and statement savings accounts), money market savings and checking accounts, interest-bearing and non-interest-bearing checking accounts (i.e., demand deposits), health savings accounts, retirement accounts, time deposits, and Interest on Lawyer Accounts (“IOLA”). In addition to accounts for individuals, we also offer commercial savings, checking, and money market accounts designed for the small to medium-sized businesses operating in our market area.

Deposit flows are influenced significantly by general and local economic conditions, changes in prevailing interest rates, pricing of deposits, and competition. Our deposits are obtained from communities surrounding our branch offices and we rely primarily on paying competitive rates, service, and long-standing relationships with customers to attract and retain these deposits. We may also rely on brokers to obtain deposits for liquidity purposes. We are a participant in the IntraFi Network Deposits program. This program offers our depositors enhanced FDIC insurance coverage. On May 24, 2018, the Economic Growth, Regulatory Relief, and Consumer Protection Act of 2018 (the “EGRRCPA”) was signed into law and as a result reciprocal deposits obtained via the IntraFi Network Deposits program are generally not considered brokered deposits. At December 31, 2024 and 2023, we had $10.5 million and $12.9 million, respectively, of depositor funds placed in the IntraFi Network Deposits program. We had no brokered time deposits at December 31, 2024, while there were $16.0 million of brokered time deposits at December 31, 2023.

When we determine our deposit rates, we consider local competition, U.S. Treasury securities offerings, the Fed Funds rate, our liquidity needs, and the rates charged on other sources of funds. We generally review our deposit mix and pricing on a weekly basis. Our deposit pricing strategy has generally been to offer competitive rates to attract funds and to focus on the acquisition of lower cost core deposits as opportunities arise.

The table below shows changes in deposit balances by type of deposit account between December 31, 2024 and December 31, 2023:

	At December 31,				Change
	2024		2023		$	%
	(Dollars in thousands)	Percent of total	(Dollars in thousands)	Percent of total	(Dollars in thousands)	Percent of total
Core Deposits
Demand deposits and NOW accounts:
Non-interest bearing	$96,412	16.8%	$95,186	16.1%	$1,226	1.3%
Interest bearing	65,020	11.4%	72,966	12.4%	(7,946)	(10.9)%
Time deposits less than or equal to $250,000	173,745	30.3%	166,381	28.2%	7,364	4.4%
Money market	149,550	26.1%	137,374	23.2%	12,176	8.9%
Savings	54,322	9.5%	64,584	10.9%	(10,262)	(15.9)%

Total core deposits	539,049	94.1%	536,491	90.8%	2,558	0.5%
Non-core Deposits
Time deposits greater than $250,000	33,929	5.9%	38,433	6.5%	(4,504)	(11.7)%
Brokered certificates of deposit	—	—	16,000	2.7%	(16,000)	(100.0)%

Total non-core deposits	33,929	5.9%	54,433	9.2%	(20,504)	(37.7)%

Total deposits	$572,978	100.0%	$590,924	100.0%	$(17,946)	(3.0)%

The following table presents our time deposit accounts categorized by interest rates which mature during each of the years set forth below and the amounts of such time deposits by interest rate at December 31, 2024 and 2023.

	Period to maturity at December 31, 2024				At December 31,
	Less than One Year	More than One Year to Two Years	Two Years to Three Years	More than Three Years	2024	2023
	(Dollars in thousands)
Interest Rate Range
0.49% and below	$7,596	$2,310	$917	$185	$11,008	$20,785
0.50% to 0.99%	434	3,168	1,417	969	5,988	6,697
1.00% to 1.99%	3,714	—	7	—	3,721	6,691
2.00% to 2.99%	12,468	3	1	—	12,472	19,967
3.00% to 3.99%	23,070	11,044	2,964	853	37,931	12,275
4.00% to 4.99%	93,805	—	109	1,773	95,687	93,738
5.00% to 5.99%	40,867	—	—	—	40,867	60,661

Total	$181,954	$16,525	$5,415	$3,780	$207,674	$220,814

At December 31, 2024 and 2023, time deposits with remaining terms to maturity of less than one year amounted to $182.0 million and $150.5 million, respectively.

At December 31, 2024 and 2023, we had $77.5 million, or 13.5% of total deposits, and $75.7 million, or 12.8% of total deposits, respectively, in uninsured deposits in excess of the FDIC insurance limit of $250,000. At December 31, 2024, we had $33.9 million in time deposits with balances of $250,000 or more maturing as follows:

Amount
Maturity Period	(In thousands)

Three months or less	$12,894
Over three months through six months	10,774
Over six months to twelve months	5,049
Over twelve months	5,212

Total	$33,929

Borrowings. We maintain borrowing arrangements in the form of lines of credit through one depository institution. We may also obtain term borrowings from the FHLBNY. Our borrowings typically consist of long-term FHLBNY advances. At December 31, 2024 and December 31, 2023 we had $10.3 million and $35.3 million, respectively, of long-term debt from the FHLBNY.

Employees and Human Capital Resources

Our core values of “Putting People First and Helping our Customers, Energizing our Employees, Respecting our Stockholders and Serving our Communities” begins with our employees and their well-being. As a community bank, our employees are integral to the establishment of personal relationships with each of our customers, and as such are critical to our success.

As of December 31, 2024, Lake Shore Savings Bank employed 93 full-time employees and 7 part-time employees. Lake Shore Savings employees are not represented by a collective bargaining unit. Management believes that it has good relations with our employees.

Management encourages and supports the growth and development of all our employees by providing internal and external educational opportunities. Employees have the opportunity to participate in instructor led classroom training, third party webinars, seminars, conferences, and local leadership training groups, in an effort to increase their knowledge. Whenever possible, we seek to fill open positions through internal promotions and transfers from within the organization.

As part of our efforts to attract and retain employees, as well as support their health and well-being, we provide, in addition to competitive salaries, a comprehensive benefit package that provides health, dental, life, disability and other ancillary insurance benefits, as well as a generous paid time off policy. In addition, through our 401(k), profit sharing and employee stock ownership programs, we facilitate the future financial well-being of our employees. Nearly all of our employees are stockholders in Lake Shore Federal Bancorp through their participation in our Employee Stock Ownership Plan (the “ESOP”). Employee participation helps align employee and stockholder interests by providing stock ownership on a tax-deferred basis at no investment cost to our associates. These benefits, when combined with incentive compensation and bonus programs, serve as rewards for performance and as retention vehicles.

Properties

We conduct our business through our corporate headquarters, administrative offices, and ten branch offices. At December 31, 2024, the net book value of our buildings and premises was $6.6 million and the net book value of the computer equipment and other furniture and fixtures, and equipment at our offices totaled $608,000. For more information, see Note 6 in the notes to our audited consolidated financial statements beginning on page F -1 of this proxy statement/prospectus.

Location	Leased or Owned	Original Date Acquired
Corporate Headquarters

31 East Fourth Street Dunkirk, NY 14048	Owned	2003

Branch Offices:

Chautauqua County branches

128 East Fourth Street Dunkirk, NY 14048	Owned/Leased(1)	1926

30 East Main Street Fredonia, NY 14063	Owned	1996

1 Green Avenue, WE Jamestown, NY 14701	Owned/Leased(2)	1996

106 East Main Street Westfield, NY 14787	Owned	1998

Erie County branches

5751 Transit Road East Amherst, NY 14051	Owned	2003

3111 Union Road Orchard Park, NY 14127	Owned	2003

59 Main Street Hamburg, NY 14075	Leased(3)	2005

3438 Delaware Avenue Kenmore, NY 14217	Owned	2008

570 Dick Road Depew, NY 14043	Leased(4)	2009

4950 Main Street Snyder, NY 14226	Owned	2012

Administrative Offices:

125 East Fourth Street Dunkirk, NY 14048	Owned	1995

123 East Fourth Street Dunkirk, NY 14048	Owned	2001

115 East Fourth Street Jamestown, NY 14701	Owned	1997

(1)	The building is owned. Additional parking lot is leased on a month-to-month basis.
(2)	The building is owned. The land is leased. The lease expires in 2030 and has two, five-year extension terms that can be executed at our option.
(3)	The lease expires in 2028 and has two, five-year extension terms that can be executed at our option.
(4)	The lease expires in 2029.

Legal Matters

At December 31, 2024, we are not a party to any pending legal proceedings that we believe would have a material adverse effect on our financial condition, results of operations or cash flows.

Subsidiary Activities

Lake Shore Savings Bank is the only subsidiary of Lake Shore Federal Bancorp. Lake Shore Savings Bank has no subsidiaries.

SUPERVISION AND REGULATION

General

Set forth below is a summary of certain material statutory and regulatory requirements that will be applicable to Lake Shore Bancorp and Lake Shore Bank upon, and assuming, consummation of the conversion and stock offering. Namely, the summary assumes that Lake Shore Savings Bank, a federal stock savings bank, will convert its charter to a New York commercial bank that will be renamed Lake Shore Bank, and will become the wholly owned subsidiary of Lake Shore Bancorp, a registered bank holding company. The summary is not intended to be a complete description of such statutes and regulations and their effects on Lake Shore Bancorp and Lake Shore Bank.

Upon consummation of the conversion and stock offering, Lake Shore Bank will be a New York chartered commercial bank that is not a member of the Federal Reserve System (referred to as a “state nonmember bank”) subject to regulation, supervision, and examination by the NYSDFS, as its chartering agency, and the FDIC, as its primary federal regulator and deposit insurer. Lake Shore Bancorp will be a bank holding company registered under the Bank Holding Company Act of 1956, as amended, subject to regulation, supervision, and examination by the Federal Reserve Board. As a publicly traded holding company, Lake Shore Bancorp will also be subject to the rules and regulations of the SEC under the federal securities laws.

Any change in applicable laws or regulations, whether by the New York State legislature, the NYSDFS, the FDIC, the Federal Reserve Board, the SEC, or the United States Congress, could have a material adverse impact on the financial condition and results of operations of Lake Shore Bancorp and Lake Shore Bank.

Bank Regulation

As a New York chartered commercial bank, Lake Shore Bank will be required to file reports with, and will be periodically examined by, the FDIC and the NYSDFS concerning its activities and financial condition and will be required to obtain regulatory approval prior to entering into certain transactions, including, but not limited to, mergers with or acquisitions of other financial institutions.

The regulatory and supervisory structure establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of depositors and the Deposit Insurance Fund maintained by the FDIC, rather than for the protection of stockholders and creditors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies concerning the establishment of deposit insurance assessment fees, the classification of assets, and the establishment of adequate credit loss reserves for regulatory purposes. The regulatory agencies have substantial enforcement authority over regulated institutions and may initiate enforcement actions with respect to an institution that fails to comply with applicable regulatory requirements or engages in violations of law or unsafe and unsound practices.

Consent Order with the OCC

On February 9, 2023, Lake Shore Savings Bank consented to the issuance of a Consent Order by the OCC, Lake Shore Savings Bank’s primary federal regulator. The Consent Order was terminated by the OCC on December 3, 2024. The Consent Order provided, among other things, that Lake Shore Savings Bank and/or its board of directors had to take the following actions within specified time frames as set forth in the Consent Order:

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create a compliance committee to monitor and oversee Lake Shore Savings Bank’s compliance with the Consent Order and submit monthly reports to the board of directors of Lake Shore Savings Bank and the OCC;

•	develop, adopt, implement, and thereafter adhere to a program for corporate governance and board oversight of Lake Shore Savings Bank’s operation and structure;

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establish, and review at least annually, the objectives by which senior executive officers’, as well as the Chief Technology Officer’s, the Information Security Officer’s, and the Bank Secrecy Act (“BSA”) Officer’s, effectiveness will be measured and prepare an annual written performance appraisal for each Lake Shore Savings Bank senior executive officer evaluating the performance of such objectives;

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ensure that Lake Shore Savings Bank has competent management in place, review the capabilities, experience, qualifications and performance of Lake Shore Savings Bank’s management, including, but not limited to, the Chief Executive Officer, Chief Operating Officer, Chief Technology Officer, Information Security Officer and BSA Officer, and the board will determine whether management changes should be made;

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if an officer will continue in his or her position, but the board determines the officer’s depth of skills needs improvement, it will develop and implement a written program to improve the officer’s supervision and management of Lake Shore Savings Bank;

•	submit to the OCC for review and prior written determination of no supervisory objection an acceptable written strategic plan for Lake Shore Savings Bank covering at least a three-year period;

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submit to the OCC for review an acceptable, comprehensive, written internal audit program that adequately assesses controls and operations to allow the board and management to understand the sufficiency of Lake Shore Savings Bank’s internal controls program;

•

develop, adopt and implement a written program to effectively assess and manage Lake Shore Savings Bank’s information technology (“IT”) activities, commensurate with the level of risk and complexity of Lake Shore Savings Bank’s IT activities, subject to review and prior written determination of no supervisory objection by the OCC;

•

develop, adopt and implement a written information security program that includes administrative, technical and physical safeguards to ensure the security and confidentiality of customer information, subject to review and prior written determination of no supervisory objection by the OCC;

•	adopt and implement the written automated clearing house risk management program previously given no supervisory objection by the OCC in connection with the Written Agreement;

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analyze the current BSA/AML risk profile and strategic direction of Lake Shore Savings Bank to determine the skills, experience, and expertise required of Lake Shore Savings Bank’s BSA Officer and develop a comprehensive job description detailing all the requirements and responsibilities of the BSA Officer role with such appointment of a BSA Officer subject to OCC non-objection;

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ensure that Lake Shore Savings Bank’s BSA Department maintains sufficient personnel with requisite expertise, training, skills, and authority to ensure the safe and sound operation of Lake Shore Savings Bank;

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develop, adopt, implement and ensure that the BSA Officer and any supporting staff receive training, and thereafter ensure Lake Shore Savings Bank’s adherence to a written system of internal controls reasonably designed to provide for ongoing compliance with BSA regulatory requirements, including appropriate suspicious activity monitoring and reporting;

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ensure that Lake Shore Savings Bank management develops, implements, and thereafter maintains adherence to an enhanced written risk-based program of internal controls and processes to ensure compliance with OCC regulations to file suspicious activity reports (“SARs”);

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submit to the OCC for prior written determination of no supervisory objection, the name and qualifications of a proposed independent, third-party consultant to conduct a look-back review of certain medium and high risk activity over a six-month period and provide a written report on Lake Shore Savings Bank’s SARs monitoring, including a proposed scope and timeline for completion of the engagement;

•

revise, develop, adopt, implement, and thereafter ensure Lake Shore Savings Bank’s adherence to expanded account opening policies and procedures for all accounts that pose greater than normal risk for compliance with the BSA;

•

develop, adopt, implement, and thereafter ensure Lake Shore Savings Bank’s adherence to procedures for periodically reviewing, testing, and updating Lake Shore Savings Bank’s BSA/AML model risk assessments; and

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develop, adopt, implement, and thereafter ensure Lake Shore Savings Bank’s adherence to requirements for the periodic independent validation of Lake Shore Savings Bank’s BSA/AML systems to ensure the system is detecting potentially suspicious activity.

Written Agreement with the Federal Reserve Bank of Philadelphia

On June 28, 2023, Lake Shore, MHC and Lake Shore Federal Bancorp (collectively, the “Companies”) entered into a written agreement with the Federal Reserve Bank of Philadelphia, the Companies’ regulator. The written agreement with the Federal Reserve Bank of Philadelphia was terminated on March 4, 2025. The written agreement provided, among other things, that the Companies and/or their board of directors:

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take appropriate steps to fully utilize the Companies’ financial and managerial resources to serve as a source of strength to Lake Shore Savings Bank, including, but not limited to, taking steps to ensure that the Lake Shore Savings Bank complied with the Consent Order entered into with the OCC and any other supervisory action taken by the OCC;

•

not, directly or indirectly, declare or pay dividends, engage in share repurchases, or make any other capital distribution in respect of common shares, preferred shares, or other capital instruments, including, without limitation, any interest payments due on subordinated debentures, without the prior written approval of the Federal Reserve Bank of Philadelphia and the Director of Supervision and Regulation of the Federal Reserve Board;

•	not, directly or indirectly, incur, increase, or guarantee any debt without the prior written approval of the Federal Reserve Bank of Philadelphia;

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comply with the prior notice requirements to the Federal Reserve Bank of Philadelphia in accordance with applicable federal law and regulation prior to appointing any new director or senior executive officer, or changing the responsibilities of any senior executive officer so that the officer would assume a different senior executive officer position;

•	comply with the restrictions on indemnification and severance payments under applicable federal law and regulation; and

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within 45 days after the end of each calendar quarter following the date of the written agreement, submit to the Federal Reserve Bank of Philadelphia written progress reports detailing the form and manner of all actions taken to secure compliance with the provisions of the written agreement and the results thereof.

New York Bank Regulation

New York chartered commercial banks derive their lending, investment, branching and other powers primarily from the applicable provisions of New York State Banking Law and the regulations of the NYSDFS, as limited by federal laws and regulations. Under these laws and regulations, commercial banks may invest in real estate mortgages, consumer and commercial loans, certain types of debt securities, including certain corporate debt securities and obligations of federal, state and local governments and agencies, certain types of corporate equity securities, and certain other assets.

Investment Activities. Under state statutory authority for investing in equity securities, a bank may invest up to the lesser of 2% of its assets or 20% of its capital in exchange-registered corporate stock. Investment in the stock of a single corporation is limited to the lesser of 1% of the bank’s assets or 15% of the bank’s capital. A state nonmember bank’s authority to invest in equity securities is also constrained by federal law, as explained later. Such equity securities must meet certain earnings ratios and other tests of financial performance. A bank may also exercise trust powers upon approval of the NYSDFS. Lake Shore Bank will not request trust powers in connection with the charter conversion.

New York chartered banks may also invest in subsidiaries. A bank may use this power to invest in corporations that engage in various activities authorized for banks, plus any additional activities that may be authorized by the NYSDFS.

Loans to Insiders. New York banking regulations impose requirements on loans which a bank may make to its executive officers and directors and to certain corporations or partnerships in which such persons have equity interests. These requirements include that (i) certain loans must be approved in advance by a majority of the entire board of directors and the interested party must abstain from participating directly or indirectly in voting on such loan, (ii) the loan must be on terms that are not more favorable than those offered to unaffiliated third parties, and (iii) the loan must not involve more than a normal risk of repayment or present other unfavorable features.

Enforcement. Under the New York State Banking Law, the Superintendent of Financial Services may issue an order to a New York chartered banking institution to appear and explain an apparent violation of law, to discontinue unauthorized or unsafe practices and to keep prescribed books and accounts. Upon a finding by the NYSDFS that any director, trustee or officer of any banking organization has violated any law, or has continued unauthorized or unsafe practices in conducting the business of the banking organization after having been notified by the Superintendent to discontinue such practices, such director, trustee or officer may be removed from office after notice and an opportunity to be heard. We do not know of any past or current practice, condition or violation that may lead to any proceeding by the Superintendent or the NYSDFS against Lake Shore Bank or any of its directors or officers.

Cybersecurity. The NYSDFS requires New York State-chartered banks regulated by the NYSDFS to adopt broad cybersecurity protections. Lake Shore Bank established a program designed to ensure the safety of its information systems, adopted a written cybersecurity policy, and designated an information security officer. Lake Shore Bank will be subject to ongoing compliance and reporting requirements of the NYSDFS.

New York State Community Reinvestment Regulation. Lake Shore Bank will also be subject to the provisions of the New York Community Reinvestment Act (“NYCRA”) that impose continuing and affirmative obligations upon banking institutions organized in New York State to serve the credit needs of their local communities. The NYCRA is substantially similar to the federal Community Reinvestment Act (“CRA”). Banks subject to the NYCRA are generally assessed once every 24 to 36 months, utilizing a four-tiered rating system, and such assessments are available to the public. The NYCRA also requires the Superintendent to consider a bank’s NYCRA rating when reviewing a bank’s application to engage in certain transactions, including mergers, asset purchases, and the establishment of branch offices or automated teller machines, and provides that NYCRA assessments may serve as a basis for the denial of any such application.

Federal Regulations

Capital Requirements. Federal regulations require federally insured depository institutions to meet several minimum capital standards: a common equity Tier 1 capital to risk-based assets ratio of 4.5%, a Tier 1 capital to risk-based assets ratio of 6.0%, a total capital to risk-based assets of 8.0%, and a 4.0% Tier 1 capital to total assets leverage ratio.

In determining the amount of risk-weighted assets for purposes of calculating risk-based capital ratios, all assets, including certain off-balance sheet assets (e.g., recourse obligations, direct credit substitutes, residual interests) are multiplied by a risk weight factor assigned by the regulations based on the risks believed inherent in the type of asset. Higher levels of capital are required for asset categories believed to present greater risk. Common equity Tier 1 capital is generally defined as common stockholders’ equity and retained earnings. Tier 1 capital is generally defined as common equity Tier 1 and additional Tier 1 capital. Additional Tier 1 capital includes certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries. Total capital includes Tier 1 capital (common equity Tier 1 capital plus additional Tier 1 capital) and Tier 2 capital. Tier 2 capital is comprised of capital instruments and related surplus, meeting specified requirements, and may include cumulative preferred stock and long-term perpetual preferred stock, mandatory convertible securities, intermediate preferred stock and subordinated debt. Also included in Tier 2 capital is the allowance for credit losses limited to a maximum of 1.25% of risk-weighted assets and, for institutions that have exercised an opt-out election regarding the treatment of accumulated other comprehensive income, up to 45% of net unrealized gains on available-for-sale equity securities with readily determinable fair market values. Lake Shore Savings Bank exercised the opt-out election. Calculation of all types of regulatory capital is subject to deductions and adjustments specified in the regulations. In assessing an institution’s capital adequacy, regulators take into consideration, not only these numeric factors, but qualitative factors as well, and has the authority to establish higher capital requirements for individual institutions when and where deemed necessary.

In addition to establishing the minimum regulatory capital requirements, the regulations limit capital distributions and certain discretionary bonus payments to management personnel if the institution does not hold a “capital conservation buffer” consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets above the amount necessary to meet its minimum risk-based capital requirements.

Institutions that have less than $10 billion in total consolidated assets and meet other qualifying criteria may elect to use the optional community bank leverage ratio framework, which requires maintaining a leverage ratio of greater than 9.0% to satisfy the regulatory capital requirements, including the risk-based requirements. A qualifying institution may opt in or out of the community bank leverage ratio framework on its quarterly call report. An institution that temporarily ceases to meet any qualifying criteria is provided with a two-quarter grace period to again achieve compliance provided that the institution’s leverage ratio falls no more than one percentage point below the applicable community bank leverage ratio requirement. Failure to meet the qualifying criteria within the grace period or maintain the required leverage ratio requires the institution to comply with the generally applicable capital requirements.

As of December 31, 2024, Lake Shore Savings Bank elected to use the community bank leverage ratio framework.

Standards for Safety and Soundness. As required by statute, the federal banking agencies have adopted final regulations and Interagency Guidelines Establishing Standards for Safety and Soundness to implement safety and soundness standards. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. The guidelines address internal controls and information systems, internal audit systems, credit underwriting, loan documentation, interest rate exposure, asset growth, asset quality, earnings, compensation, fees and benefits and, more recently, safeguarding customer information. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard.

Business and Investment Activities. Under federal law, all state-chartered FDIC-insured banks, including commercial banks, have been limited in their activities as principal and in their equity investments to the type and the amount authorized for national banks, notwithstanding state law. Federal law permits certain exceptions to these limitations.

The FDIC is authorized to permit state banks to engage in state authorized activities or investments not permissible for national banks (other than non-subsidiary equity investments) if they meet all applicable capital requirements and it is determined that such activities or investments do not pose a significant risk to the Deposit Insurance Fund. The FDIC has adopted regulations governing the procedures for institutions seeking approval to engage in such activities or investments. In addition, a state nonmember bank may control a subsidiary that engages in activities as principal that would only be permitted for a national bank to conduct in a “financial subsidiary” if a bank meets specified conditions and deducts its investment in the subsidiary for regulatory capital purposes.

Prompt Corrective Regulatory Action. Federal law requires, among other things, that federal bank regulatory authorities take “prompt corrective action” with respect to banks that do not meet minimum capital requirements. For these purposes, the law establishes five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

An institution is deemed to be “well capitalized” if it has a total risk-based capital ratio of 10.0% or greater, a Tier 1 risk-based capital ratio of 8.0% or greater, a leverage ratio of 5.0% or greater and a common equity Tier 1 ratio of 6.5% or greater. An institution is “adequately capitalized” if it has a total risk-based capital ratio of 8.0% or greater, a Tier 1 risk-based capital ratio of 6.0% or greater, a leverage ratio of 4.0% or greater and a common equity Tier 1 ratio of 4.5% or greater. An institution is “undercapitalized” if it has a total risk-based capital ratio of less than 8.0%, a Tier 1 risk-based capital ratio of less than 6.0%, a leverage ratio of less than 4.0% or a common equity Tier 1 ratio of less than 4.5%. An institution is deemed to be “significantly undercapitalized” if it has a total risk-

based capital ratio of less than 6.0%, a Tier 1 risk-based capital ratio of less than 4.0%, a leverage ratio of less than 3.0% or a common equity Tier 1 ratio of less than 3.0%. An institution is considered to be “critically undercapitalized” if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2.0%.

“Undercapitalized” banks must adhere to growth, capital distribution (including dividend) and other limitations and are required to submit a capital restoration plan. A bank’s compliance with such a plan must be guaranteed by any company that controls the undercapitalized institution in an amount equal to the lesser of 5% of the institution’s total assets when deemed undercapitalized or the amount necessary to achieve the status of adequately capitalized. If an “undercapitalized” bank fails to submit an acceptable plan, it is treated as if it is “significantly undercapitalized.” “Significantly undercapitalized” banks must comply with one or more of a number of additional measures, including, but not limited to, a required sale of sufficient voting stock to become adequately capitalized, a requirement to reduce total assets, cessation of taking deposits from correspondent banks, the dismissal of directors or officers and restrictions on interest rates paid on deposits, compensation of executive officers and capital distributions by the parent holding company. “Critically undercapitalized” institutions are subject to additional measures including, subject to a narrow exception, the appointment of a receiver or conservator within 270 days after being designated “critically undercapitalized.”

The previously referenced final rule establishing an elective “community bank leverage ratio” regulatory capital framework provides that a qualifying institution whose capital meets or exceeds the community bank leverage ratio and opts to use that framework will be considered “well capitalized” for purposes of prompt corrective action. Accordingly, Lake Shore Savings Bank is considered “well capitalized” for regulatory capital purposes as of December 31, 2024.

Transactions with Affiliates and Loans to Insiders. Transactions between a bank and its affiliates are limited by Sections 23A and 23B of the Federal Reserve Act. An affiliate of a bank is any company or entity that controls, is controlled by or is under common control with the bank. In a holding company context, the parent bank holding company and any companies which are controlled by such parent holding company are affiliates of the bank. Generally, Sections 23A and 23B of the Federal Reserve Act limit the extent to which the bank or its subsidiaries may engage in “covered transactions” with any one affiliate to 10% of such institution’s capital stock and surplus and contain an aggregate limit on all such transactions with all affiliates to an amount equal to 20% of such institution’s capital stock and surplus. The term “covered transaction” includes the making of loans, purchase of assets, issuance of a guarantee and similar transactions.

In addition, loans or other extensions of credit by the institution to the affiliate are required to be collateralized in accordance with specified requirements. The law also requires that affiliate transactions be on terms and conditions that are substantially the same, or at least as favorable to the institution, as those provided to non-affiliates.

A bank’s authority to extend credit to its directors, executive officers and 10% (or greater) stockholders, as well as to entities controlled by such persons, is governed by the requirements of Sections 22(g) and 22(h) of the Federal Reserve Act and Regulation O of the Federal Reserve Board. Among other things, these provisions generally require that extensions of credit to insiders:

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be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features; and

•	not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based on a bank’s unimpaired capital and surplus.

In addition, extensions of credit in excess of certain limits must be approved by Lake Shore Bank’s board of directors. Extensions of credit to executive officers are subject to additional limits based on the type of extension involved.

Enforcement. The FDIC has extensive enforcement authority over insured state nonmember banks. That enforcement authority includes, among other things, the ability to assess civil money penalties, issue cease and desist orders and remove directors and officers. In general, enforcement actions may be initiated in response to violations of laws and regulations, breaches of fiduciary duty and unsafe or unsound practices. The FDIC also has authority under federal law to appoint a conservator or receiver for an insured bank under certain circumstances. The FDIC is required, with certain exceptions, to appoint a receiver or conservator for an insured state non-member bank if the bank was “critically undercapitalized” on average during the calendar quarter beginning 270 days after the date on which the institution became “critically undercapitalized.”

Federal Insurance of Deposit Accounts. The Dodd-Frank Act permanently increased the maximum amount of deposit insurance for banks, savings institutions and credit unions to $250,000 per depositor.

The FDIC assesses insured depository institutions to maintain its Deposit Insurance Fund. Under the FDIC’s risk-based assessment system, institutions deemed less risky pay lower assessments. Assessments for institutions of less than $10 billion of assets are now based on financial measures and supervisory ratings derived from statistical modeling estimating the probability of failure of an institution’s failure within three years. Assessment rates (inclusive of possible adjustments) for institutions of Lake Shore Bank’s size currently range from 2.5 to 32 basis points of each institution’s total assets less tangible capital. The FDIC may increase or decrease the range of assessments uniformly, except that no adjustment in the risk-based assessment system may be made without notice and comment rulemaking.

Insurance of deposits may be terminated by the FDIC upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. We do not currently know of any practice, condition or violation that may lead to termination of our deposit insurance.

Community Reinvestment Act. Under the CRA, a bank has a continuing and affirmative obligation, consistent with its safe and sound operation, to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution’s discretion to develop the types of products and services that it believes are best suited to its particular community. The CRA does require the FDIC, in connection with its examination of a state nonmember bank, to assess the institution’s record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution, including applications to establish or acquire branches, to acquire, or merge with, other depository institutions. The CRA requires the FDIC to provide a written evaluation of an institution’s CRA performance utilizing a four-tiered descriptive rating system. Lake Shore Savings Bank’s most recent CRA rating, based on a performance evaluation by its current federal regulator, the OCC, dated August 19, 2024 was “outstanding.”

On October 24, 2023, the FDIC, the OCC and the Federal Reserve Board issued a final rule to strengthen and modernize the CRA regulations. Under the final rule, banks with assets of at least $600 million as of December 31 in both of the prior two calendar years and less than $2.0 billion as of December 31 in either of the prior two calendar years, such as Lake Shore Bank, will be classified as an “intermediate bank.” The agencies will evaluate intermediate banks under two performance tests: a Retail Lending Test and either the current Community Development Test, referred to in the final rule as the Intermediate Bank Community Development Test, or, at the bank’s option, the Community Development Financing Test. The applicability date for the majority of the provisions in the CRA regulations is January 1, 2026, and additional requirements will be applicable on January 1, 2027. The new CRA regulations are subject to ongoing litigation with current enforcement of the new regulation currently enjoined. On March 28, 2025, the agencies announced their intent to issue a proposal to both rescind the CRA final rule issued in October 2023 and reinstate the CRA framework that existed prior to the October 2023 final rule.

Cybersecurity. Banking organizations are required to notify their primary federal regulator as soon as possible, and no later than 36 hours after, the banking organization determines that a “computer-security incident” rising to the level of a “notification incident” has occurred. Notification is required for incidents that have materially affected or are reasonably likely to materially affect the viability of a banking organization’s operations, its ability to deliver banking products and services, or the stability of the financial sector. Service providers are required under the rule to notify affected banking organization customers as soon as possible when the provider determines that it has experienced a computer-security incident that has materially affected or is reasonably likely to materially affect the banking organization’s customers for four or more hours.

Federal Home Loan Bank System. Lake Shore Bank is a member of the Federal Home Loan Bank System, which consists of eleven regional Federal Home Loan Banks. The Federal Home Loan Bank System provides a central credit facility primarily for member institutions as well as other entities involved in home mortgage lending. As a member of the FHLBNY, Lake Shore Bank is required to acquire and hold a specified amount of shares of capital stock in the FHLBNY. As of December 31, 2024, Lake Shore Savings Bank was in compliance with this requirement.

Other Regulations

Interest and other charges collected or contracted for by Lake Shore Bank are subject to state usury laws and federal laws concerning interest rates. Lake Shore Bank’s operations are also subject to federal laws applicable to credit transactions, such as the:

•	Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

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Real Estate Settlement Procedures Act, requiring that borrowers for one- to four-family residential real estate mortgage loans receive various disclosures, including good faith estimates of settlement costs, lender servicing and escrow account practices, and prohibiting certain practices that increase the cost of settlement services;

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The TILA-RESPA Integrated Disclosure Rule, commonly known as the TRID rule. This rule amended the Truth in Lending Act and the Real Estate Settlement Procedures Act to integrate several consumer disclosures for mortgage loans;

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Home Mortgage Disclosure Act, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•	Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

•	Fair Credit Reporting Act, governing the use and provision of information to credit reporting agencies;

•	Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;

•	Truth in Savings Act;

•	Rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws;

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Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

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Electronic Funds Transfer Act and Regulation E promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services;

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Check Clearing for the 21st Century Act (also known as “Check 21”), which gives “substitute checks,” such as digital check images and copies made from that image, the same legal standing as the original paper check;

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USA PATRIOT Act, which requires banks to, among other things, establish broadened anti-money laundering compliance programs, due diligence policies and controls to ensure the detection and reporting of money laundering. Such required compliance programs are intended to supplement existing compliance requirements, also applicable to financial institutions, under the Bank Secrecy Act and the Office of Foreign Assets Control regulations; and

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Gramm-Leach-Bliley Act, which places limitations on the sharing of consumer financial information by financial institutions with unaffiliated third parties. Specifically, the Gramm-Leach-Bliley Act requires all financial institutions offering financial products or services to retail customers to provide such customers with the financial institution’s privacy policy and provide such customers the opportunity to “opt out” of the sharing of certain personal financial information with unaffiliated third parties.

Bank Holding Company Regulation

Upon completion of the conversion, Lake Shore Bancorp will be a bank holding company within the meaning of the Bank Holding Company Act of 1956. As such, Lake Shore Bancorp will be registered with the Federal Reserve Board and be subject to regulation, examination, supervision and reporting requirements applicable to bank holding companies. The Federal Reserve Board will have enforcement authority over Lake Shore Bancorp and its non-bank subsidiaries to, among other things, restrict or prohibit activities that are determined to be a serious risk to Lake Shore Bank.

A bank holding company is generally prohibited from engaging in non-banking activities, or acquiring direct or indirect control of more than 5% of the voting securities of any company engaged in non-banking activities. One of the principal exceptions to this prohibition is for activities found by the Federal Reserve Board to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the principal activities that the Federal Reserve Board has determined by regulation to be so closely related to banking are: (i) making or servicing loans; (ii) performing certain data processing services; (iii) providing discount brokerage services; (iv) acting as fiduciary, investment or financial advisor; (v) leasing personal or real property; (vi) making investments in corporations or projects designed primarily to promote community welfare; and (vii) acquiring a savings association whose direct and indirect activities are limited to those permitted for bank holding companies.

The Gramm-Leach-Bliley Act of 1999 authorizes a bank holding company that meets specified conditions, including that its depository institution subsidiaries are “well capitalized” and “well managed,” to opt to become a “financial holding company” and thereby engage in a broader array of financial activities than a bank holding company. Such activities can include insurance underwriting and investment banking. Lake Shore Bancorp has no plans to elect “financial holding company” status at this time.

Capital. Consolidated regulatory capital requirements identical to those applicable to subsidiary banks generally apply to bank holding companies. However, the Federal Reserve Board has provided a “Small Bank Holding Company” exception to its consolidated capital requirements, such that bank holding companies with less than $3.0 billion of consolidated assets are not subject to the consolidated holding company capital requirements unless otherwise directed by the Federal Reserve Board. As a result, the Federal Reserve Board’s consolidated holding company regulatory capital requirements will not apply to Lake Shore Bancorp.

Source of Strength. By law, bank holding companies must act as a source of strength to their subsidiary depository institutions by providing capital, liquidity and other support in times of financial stress. This support may be required at times when Lake Shore Bancorp may not have the resources to provide support to Lake Shore Bank. In the event of a bank holding company’s bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a bank subsidiary will be assumed by the bankruptcy trustee and entitled to a priority of payment.

Stock Repurchases and Dividends. The Federal Reserve Board has issued supervisory policies regarding the payment of dividends and the repurchase of shares of common stock by bank holding companies. In general, the policy provides that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the holding company appears consistent with the organization’s capital needs, asset quality and overall financial condition. Regulatory guidance provides for prior regulatory consultation with respect to capital distributions in certain circumstances such as where the company’s net income for the past four quarters, net of capital distributions previously paid over that period, is insufficient to fully fund the dividend or the company’s overall rate of earnings retention is inconsistent with the company’s capital needs and overall financial condition. The ability of a holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized. The policy statement also states that a holding company should inform the Federal Reserve Board supervisory staff before redeeming or repurchasing common stock or perpetual preferred stock if the holding company is experiencing financial weaknesses or if the repurchase or redemption would result in a net reduction, at the end of a quarter, in the amount of such equity instruments outstanding compared with the beginning of the quarter in which the redemption or repurchase occurred. These regulatory policies may affect the ability of Lake Shore Bancorp to pay dividends, repurchase shares of common stock or otherwise engage in capital distributions.

Revenues of Lake Shore Bancorp will be derived primarily from dividends paid to it by Lake Shore Bank. The right of Lake Shore Bancorp, and consequently the right of stockholders of Lake Shore Bancorp, to participate in any distribution of the assets or earnings of Lake Shore Bank, through the payment of such dividends or otherwise, is subject to the prior claims of creditors of Lake Shore Bank, including depositors of Lake Shore Bank, except to the extent that certain claims of Lake Shore Bancorp in a creditor capacity may be recognized.

Acquisition of Holding Company

Under the Change in Bank Control Act, no person or group of persons may acquire “control” of a bank holding company, such as Lake Shore Bancorp, unless the Federal Reserve Board has been given 60 days’ prior written notice and has not issued a notice disapproving the proposed acquisition, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the competitive effects of the acquisition. Control, as defined under the Change in Bank Control Act and applicable regulations, means ownership, control of, or the power to vote 25% or more of any class of voting securities of the company. Acquisition of more than 10% of any class of a bank holding company’s voting securities constitutes a rebuttable presumption of control under certain circumstances, including where, as will be the case with Lake Shore Bancorp, the issuer has registered securities under Section 12 of the Securities Exchange Act of 1934.

In addition, the Bank Holding Company Act prohibits any company from acquiring control of a bank or bank holding company without first having obtained the approval of the Federal Reserve Board. Among other circumstances, under the Bank Holding Company Act, a company has control of a bank or bank holding company if the company owns, controls or has the power to vote 25% or more of a class of voting securities of the bank or bank holding company, controls in any manner the election of a majority of directors of the bank or bank holding company, or the Federal Reserve Board has determined, after notice and opportunity for hearing, that the company has the power to exercise a controlling influence over the management or policies of the bank or bank holding company. The Federal Reserve Board has established presumptions of control under which the acquisition of control of 5% or more of a class of voting securities of a bank holding company, together with other factors enumerated by the Federal Reserve Board, could constitute the acquisition of control of a bank holding company for purposes of the Bank Holding Company Act.

Federal Securities Laws

The common stock of Lake Shore Bancorp will be registered with the SEC after the conversion and stock offering. Lake Shore Bancorp will be subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Exchange Act.

The registration under the Securities Act of 1933, as amended (the “Securities Act”) of shares of common stock to be issued in the initial public offering of Lake Shore Bancorp does not cover the subsequent resale of those shares. Shares of common stock purchased by persons who are not affiliates of Lake Shore Bancorp may be resold without registration. Shares purchased by an affiliate of Lake Shore Bancorp will be subject to the resale restrictions of Rule 144 under the Securities Act. If Lake Shore Bancorp meets the current public information requirements of Rule 144 under the Securities Act, each affiliate of Lake Shore Bancorp that complies with the other conditions of Rule 144, including those that require the affiliate’s sale to be aggregated with those of other persons, would be able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of 1% of the outstanding shares of Lake Shore Bancorp, or the average weekly volume of trading in the shares during the preceding four calendar weeks.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 is intended to improve corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws. We have policies, procedures and systems designed to comply with these regulations, and we review and document such policies, procedures and systems to ensure continued compliance with these regulations.

TAXATION

Lake Shore, MHC, Lake Shore Federal Bancorp, and Lake Shore Savings Bank are, and Lake Shore Bancorp will be, subject to federal and state income taxation in the same general manner as other corporations, with some exceptions discussed below. The following discussion of federal and state taxation is intended only to summarize certain pertinent tax matters and is not a comprehensive description of the tax rules applicable to Lake Shore Bancorp or Lake Shore Savings Bank.

Our federal tax returns have not been audited for the past five years. Our New York State tax return was audited for the periods January 1, 2019 to December 31, 2020. At December 31, 2024, there were no outstanding matters from the New York State tax audit.

Federal Taxation

Method of Accounting. For federal income tax purposes, Lake Shore Federal Bancorp and Lake Shore Savings Bank report their income and expenses on the accrual method of accounting and use a tax year ending December 31 for filing their federal income tax returns. Lake Shore Bancorp and Lake Shore Bank will do likewise following the completion of the conversion and stock offering.

Net Operating Loss Carryovers. A financial institution may carryforward indefinitely federal net operating losses incurred after December 31, 2017. At December 31, 2024, Lake Shore Savings Bank had no net operating loss carryovers.

Charitable Contribution Carryovers. A financial institution’s deduction for charitable contributions is limited to 10% of its federal taxable income with the excess carried forward to the succeeding five taxable years. Any contributions remaining after the five-year carryover period that has not been deducted is no longer deductible. At December 31, 2024, Lake Shore Federal Bancorp and Lake Shore Savings Bank had no charitable contribution carryovers.

Capital Loss Carryovers. Generally, a financial institution may carry back capital losses to the preceding three taxable years and forward to the succeeding five taxable years. Any capital loss carryback or carryover is treated as a short-term capital loss for the year to which it is carried. As such, it is grouped with any other capital losses for the year to which it is carried and is used to offset any capital gains. Any loss remaining after the five-year carryover period that has not been deducted is no longer deductible. At December 31, 2024, Lake Shore Federal Bancorp and Lake Shore Savings Bank had no capital loss carryovers.

Corporate Dividends. Lake Shore Federal Bancorp may generally exclude from its income 100% of dividends received from Lake Shore Savings Bank as a member of the same affiliated group of corporations.

State Taxation

New York State Taxation. For state income tax purposes, Lake Shore Federal Bancorp and Lake Shore Savings Bank report their income and expenses on the accrual method of accounting and use a tax year ending December 31 for filing their state income tax returns. Lake Shore Bancorp and Lake Shore Bank will do likewise following the completion of the conversion and stock offering.

For New York State purposes, net operating losses can be carried back three years and forward 20 years. At December 31, 2024, Lake Shore Federal Bancorp and Lake Shore Savings Bank had approximately $5.5 million of New York State net operating loss carryforwards.

Taxable income is apportioned to New York State based on the location of the taxpayer’s customers, with special rules for income from certain financial transactions. The location of the taxpayer’s offices and branches are not relevant to the determination of income apportioned to New York State. The statutory tax rate is currently 6.5% if New York State business income is less than $5.0 million, or 7.25% if New York State business income exceeds $5.0 million. An alternative tax on apportioned capital, capped at $5.0 million for a tax year, is imposed to the extent that it exceeds the tax on apportioned income. The New York State alternative tax rate is 0.1875% and expires January 1, 2027. Qualified community banks and thrift institutions that maintain a qualified loan portfolio are entitled to a specially computed modification that reduces the income taxable to New York State. As a result, Lake Shore Federal Bancorp and Lake Shore Savings Bank only pays tax on apportioned capital.

Maryland State Taxation. As a Maryland business corporation, Lake Shore Bancorp is required to file an annual report with and pay franchise taxes to the State of Maryland.

MANAGEMENT

Our Directors and Executive Officers

Our board of directors is comprised of eight members. Directors of Lake Shore Bancorp serve three-year staggered terms so that approximately one-third of the directors are elected at each annual meeting. The executive officers of Lake Shore Bancorp are elected annually by the board of directors. The following table sets forth certain information about our directors and executive officers at December 31, 2024:

Name	Position(s) Held With Lake Shore Bancorp and/or Lake Shore Savings Bank	Age	Director Since(1)	Current Term Expires
Directors:
Kevin M. Sanvidge	Chairman of the Board	69	2012	2025
Sharon E. Brautigam	Vice Chairperson of the Board	68	2004	2025
Ann M. Segarra	Director	58	2023	2025
Michelle M. DeBergalis	Director	58	2022	2026
Jack L. Mehltretter	Director	66	2016	2026
John P. McGrath	Director	70	2019	2027
Ronald J. Passafaro	Director	64	2019	2027
Kim C. Liddell	President, Chief Executive Officer and Director	64	2023	2027

Executive Officers Who are Not Directors:
Taylor M. Gilden	Chief Financial Officer and Treasurer	33	N/A	N/A
Jeffrey M. Werdein	Executive Vice President-Commercial Division	58	N/A	N/A

(1)	Includes prior service with Lake Shore Savings Bank.

The business experience for the past five years of each of our directors and executive officers is set forth below. The directors’ biographies also contain information regarding the person’s experience, qualifications, attributes or skills that caused the board of directors to determine that the person should serve as a director. Each director of Lake Shore Bancorp also serves as a director of Lake Shore Federal Bancorp and Lake Shore Savings Bank. Unless otherwise indicated, directors and executive officers have held their positions for the past five years.

Directors

Sharon E. Brautigam. Ms. Brautigam was a partner at the law firm of Brautigam & Brautigam, LLP in Fredonia, New York, from 1986 until 2016, where she concentrated her practice in the areas of real estate transactions, estates and trusts, elder law and small business formation and general advice. She was of counsel to Brautigam & Brautigam, LLP until May 2023 when she retired from the practice. During her 40 years as an attorney, Ms. Brautigam represented borrowers in connection with residential real estate purchases and mortgage refinancing. She has also represented a number of clients in connection with commercial mortgage financing and provided ongoing advice and counsel to numerous local small business owners. Ms. Brautigam’s legal training and skills enable her to analyze and help ensure compliance with the various laws and regulations to which we are subject. The board of directors believes that Ms. Brautigam’s legal expertise makes her qualified to serve as a director.

Michelle M. DeBergalis. Ms. DeBergalis is Chairperson & Chief Executive Officer of American Realty Group, Inc., a full-service commercial real estate corporation which provides real estate advisory services including acquisition, disposition and leasing of commercial properties. Previously, Ms. DeBergalis served as President of American Realty Group, Inc. from 2006 to 2022, when she was appointed to her current position. Ms. DeBergalis is also the Director of Administrative Services for the University of Buffalo Educational Opportunity Center, a position she has held since February 2022. She oversees the business operational areas of finance, human resources, information technology, facilities, procurement, marketing, and communications for the Center. She also held the position of Chief Operating Officer at McGuire Development Company, LLC from 2013 to 2019. Ms. DeBergalis’ experience in strategic planning, financial, operational, real estate, marketing, human resources, branding, corporate growth and business development initiatives have made her an asset to our board of directors. The board of directors believes that Ms. DeBergalis’ public and private sector experience along with her commercial real estate, economic development and entrepreneurial expertise makes her qualified to serve as a director.

Kim C. Liddell. Mr. Liddell became President, Chief Executive Officer and a director of Lake Shore, MHC, Lake Shore Federal Bancorp and Lake Shore Savings Bank in April 2023. Previously, Mr. Liddell served as Chairman of BV Financial, Inc. and Bay Vanguard Bank, headquartered in Baltimore, Maryland, from 2020 to 2022 and continued serving on the board of directors until 2023. Mr. Liddell sat on the board of directors of the Federal Home Loan Bank of Atlanta from 2015 to 2023, where he served during his tenure as the Chairman of the Finance Committee, and member of the Credit and Member Services and Housing Committees. Additionally, Mr. Liddell serviced as Chairman, President, and Chief Executive Officer of 1880 Bank and Delmarva Bancshares, Inc. from 2010 until its sale in 2020.The board of directors believes that Mr. Liddell’s experience in banking and management makes him qualified to serve as a director.

John P. McGrath. Mr. McGrath retired as the Assistant Treasurer of Moog, Inc., a worldwide designer, manufacturer and systems integrator of high-performance precision motion and fluid controls and controls systems for a broad range of applications in aerospace and defense and industrial markets in December 2019. He held this position since 2008. Additionally, Mr. McGrath has nearly 30 years of experience in the banking industry, serving as a branch assistant manager, a branch operations manager and serving in the Treasury departments of Greater Buffalo Savings Bank, First Niagara Financial Group, and Empire of America. Mr. McGrath has extensive experience in securities portfolio management, wholesale funding, asset and liability management, liquidity management and cash flow forecasting. The board of directors believes Mr. McGrath’s experience in treasury management and banking makes him qualified to serve as a director.

Jack L. Mehltretter. Mr. Mehltretter retired from his position as Vice President of Information Technology for Gibraltar Industries, a leading manufacturer and distributer of building products for the industrial, infrastructure and residential markets, in 2022. He had held this position since January 2017. During 2016, Mr. Mehltretter intermittently provided consulting services as a principal to Nextgen Technology Advisors LLC, a consulting firm established in Hamburg, New York, that focuses on creating business value from information technology. He was formerly the Global Vice President of Information Technology for New Era Cap Co., an international headwear and apparel company with operations in over 20 regional locations serving global markets, a position he held from 2007 to 2016. Mr. Mehltretter has acquired significant business management, strategic planning, and global relationship skills while holding several technology leadership roles during his 34 years of business experience. His international business experience includes doing business in more than 15 different countries. The board of directors believes that Mr. Mehltretter’s experience in information technology, strategic planning and business management makes him qualified to serve as a director.

Ronald J. Passafaro. Mr. Passafaro currently serves on the board of directors of ThermoLift Solutions, LLC, a Novi, Michigan headquartered startup dedicated to the development and commercialization of thermally driven heat pumps for HVAC markets, which he joined in June 2023. Mr. Passafaro retired in 2021 as the President, Chief Executive Officer and Chairman of the Board of ECR International, a division of BDR Thermea Group, a position he held since 2015. BDR Thermea, headquartered in the Netherlands, is a global leader providing innovative heating and hot water systems and services for residential and commercial applications marketed in over 100 countries. Mr. Passafaro has 30 years of experience in the HVAC industry and has significant experience and success in growing sales and developing innovative marketing campaigns, including brand development and management. He has created, developed and led multiple joint ventures, supplier relationships, contract manufacturing agreements and branding relationships. He has led or participated in multiple domestic and international mergers, acquisitions, divestitures and joint ventures. Mr. Passafaro also has experience in developing and adopting performance standards in conjunction with relationships developed with applicable federal and state regulators, including the United States Department of Energy, United States Environmental Protection Agency and the New York State Energy Research and Development Agency. The board of directors believes that Mr. Passafaro’s experience in strategic planning, business management, credit workout, stockholder valuation, joint ventures, mergers and acquisitions and development of regulatory requirements for the HVAC industry makes him qualified to serve as a director.

Kevin M. Sanvidge. Mr. Sanvidge has been the Chairman of the board of directors for Lake Shore, MHC, Lake Shore Federal Bancorp and Lake Shore Savings Bank since May 2020. He previously served as the Vice Chairman of the Board beginning in 2018. Mr. Sanvidge is retired from his position as Chief Executive Officer and Administrative Director of the Chautauqua County Industrial Development Agency (“IDA”), a position he held from June 2014 until December 2017. He was previously the Executive Vice President of Administration and Supply Chain at Cliffstar Corporation in Dunkirk, New York, a private label juice and beverage manufacturer, a position he held from 2006 until 2012. Mr. Sanvidge began his tenure at Cliffstar Corporation in 1999 as Vice President of Human Resources and was promoted to Senior Vice President of Human Resources and Administration in 2003. As Chief Executive Officer and Administrative Director of the Chautauqua County IDA, Mr. Sanvidge was responsible for facilitating development within Chautauqua County by attracting new businesses while promoting the retention and expansion of existing business, with assistance in the form of tax abatements, low interest loans or bond financing to enhance opportunities for job creation and retention. The board of directors believes that Mr. Sanvidge’s business and finance experience makes him qualified to serve as a director.

Ann M. Segarra. Ms. Segarra joined the board of directors for Lake Shore, MHC, Lake Shore Federal Bancorp and Lake Shore Savings Bank in October 2023. Since May 2019, Ms. Segarra has been a Unit Business Officer, College of Arts and Sciences for the University at Buffalo acting as a strategic partner and administrator. There, she is also member of the Dean’s Senior Leadership Team and works directly with Central Administration Finance leadership. Ms. Segarra brings more than 35 years of financial services experience to the board of directors, including 28 years at Key Bank (as well as predecessor First Niagara Bank and its related subsidiaries), where she worked in various roles including Director of Internal Audit; Vice President of Finance and Investor Relations; Senior Vice President and Corporate Controller; Senior Vice President of Corporate Finance; Senior Vice President and Business Unit CFO of Tech Governance and Financial Performance; and Senior Vice President - Merger and Integration Director. She is an inactive Certified Public Accountant and is a past member of both the American Institute of CPAs and the New York State Society of CPAs. Ms. Segarra is the “audit committee financial expert” on the board of directors’ Audit Committee. The board of directors believes that Ms. Segarra’s experience in financial reporting and analysis, internal control, audit, and finance makes her qualified to serve as a director.

Executive Officers Who are Not Directors

Taylor M. Gilden. Mr. Gilden is the Chief Financial Officer and Treasurer of Lake Shore, MHC, Lake Shore Federal Bancorp and Lake Shore Savings Bank. He was appointed Chief Financial Officer and Treasurer in August 2023 after serving as the Chief Strategy Officer since June 2023. Mr. Gilden served as Senior Vice President and Controller of FVCbank in Fairfax, Virginia from July 2022 until May 2023. He was formerly the Vice President of Finance at BayVanguard Bank, Baltimore, Maryland (and its predecessor, 1880 Bank) from 2018 until 2022. Mr. Gilden worked for Deloitte and Touche LLP’s Audit and Assurance practice from 2013 to 2018 with a focus in the financial services industry. He graduated from American University with a Bachelor of Science in Accounting and Master of Science in Finance.

Jeffrey M. Werdein. Mr. Werdein is the Executive Vice President for the Commercial Division of Lake Shore Federal Bancorp and Lake Shore Savings Bank. He was appointed Executive Vice President in August 2014 after serving as the Senior Vice President responsible for business development in the commercial real estate and small/middle business segments at Evans Bank since 1999. Mr. Werdein served as Interim Principal Executive Officer of Lake Shore Federal Bancorp from March 2023 until April 2023. Mr. Werdein has over 30 years of commercial banking experience, including prior positions with Citibank and Chase Manhattan Bank. Mr. Werdein has a Bachelor of Science degree and a Masters of Business Administration degree with a focus in Business and Financial Institutions and Markets from the State University of New York at Buffalo. Mr. Werdein is a graduate of the American Bankers Association Stonier National Graduate School of Banking.

Board Independence

The board of directors has determined that each of our directors is “independent” as defined in the listing standards of the Nasdaq Stock Market, except for Kim C. Liddell, because we employ him as President and Chief Executive Officer. In determining the independence of the other directors, the board of directors considered transactions, relationships and arrangements between Lake Shore Federal Bancorp and its directors which are not required to be reported under “—Transactions with Certain Related Persons.”

Committees of the Board of Directors

The board of directors of Lake Shore Federal Bancorp has established a standing Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. Each of these committees operates under a written charter, which governs its composition, responsibilities and operations. The same committee structure and written charters will be established at Lake Shore Bancorp following the conversion and offering.

The table below sets forth the directors of each of the listed standing committees. Each member of each committee meets the Nasdaq and the Securities and Exchange Commission independence requirements for such committee. The board of directors has determined that Ms. Segarra qualifies as an “audit committee financial expert” as such term is defined by the rules and regulations of the Securities and Exchange Commission.

Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Ann M. Segarra (Chair)	Ronald J. Passafaro (Chair)	Sharon E. Brautigam (Chair)
Jack L. Mehltretter	Sharon E. Brautigam	Michelle M. DeBergalis
John P. McGrath	Michelle M. DeBergalis Kevin M. Sanvidge	Ronald J. Passafaro

Transactions With Certain Related Persons

Loans and Extensions of Credit. Federal law generally prohibits publicly traded companies from making loans to their executive officers and directors, but it contains a specific exemption from the prohibition for loans made by federally insured financial institutions, such as Lake Shore Savings Bank, to their executive officers and directors in compliance with federal banking regulations. At December 31, 2024, all of our loans to directors and executive officers were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to Lake Shore Savings Bank, and did not involve more than the normal risk of collectability or present other unfavorable features. At December 31, 2024, these loans were performing in accordance with their original repayment terms that were substantially the same as those prevailing at the time for comparable loans with persons not related to Lake Shore Savings Bank and were in compliance with federal banking regulations.

Other Transactions. It is the written policy of our board of directors that a majority of the disinterested members of the entire board of directors must approve in advance any extension of credit to any executive officer, director, or principal stockholder and their related interests if the aggregate of all extensions of credit to that insider and his or her related interests exceeds the greater of $25,000 or 5% of Lake Shore Savings Bank’s unimpaired capital and surplus, whichever is greater. The interested party may not participate either directly or indirectly in the voting on such an extension of credit. Prior approval is required, however, for any and all extensions of credit to any insider if the aggregate of all other extensions to that person and their related interests exceeds $500,000, regardless of its percentage of capital.

In addition, pursuant to our Code of Conduct and Ethics, if an officer or director has an interest in a matter or transaction before the board of directors, such individual must disclose to the board of directors all material non-privileged information relevant to the board of directors’ decision on the matter or transaction, including: (1) the existence, nature and extent of their interest; and (2) the facts known to the individual as to the matter or transaction under consideration. The individual must also refrain from participating in the discussion of the matter or transaction and may not vote on the matter or transaction. In addition to approval by the board of directors, such transactions and matters must also be approved by the Nominating and Corporate Governance Committee.

Neither Lake Shore Federal Bancorp nor Lake Shore Savings Bank has entered into any other transactions since January 1, 2022 in which the amount involved exceeded $120,000 and in which any related persons had or will have a direct or indirect material interest.

Executive Compensation

Summary Compensation Table. The following table provides the total compensation paid to or earned by the named executive officers for fiscal years ended December 31, 2024 and 2023. Each individual listed in the table below is referred to as a named executive officer.

Name and Principal Position(s)	Year	Salary ($)	Bonus ($)	Stock Awards (4) ($)	Option Awards (5) ($)	Non-Equity Incentive Plan Compensation (6) ($)	All Other Compensation (7) ($)	Total ($)

Kim C. Liddell (1) President and Chief Executive Officer	2024	560,555	—	55,192	—	254,312	199,052	1,069,111
	2023	370,178	—	—	—	110,404	87,675	568,257
Jeffrey M. Werdein (2) Executive Vice President, Commercial Division	2024	284,805	—	27,088	—	45,051	97,498	454,442
	2023	269,757	—	—	—	43,075	82,813	395,645
Taylor M. Gilden (3) Chief Financial Officer and Treasurer	2024	262,596	—	44,652	—	100,525	26,090	433,863
	2023	139,423	—	—	—	46,500	27,379	213,302

(1)	Mr. Liddell was appointed President, Chief Executive Officer and Director on April 19, 2023.
(2)	Mr. Werdein also served as Interim Principal Executive Officer from March 10, 2023 through April 19, 2023, which is the date Mr. Liddell was appointed President, Chief Executive Officer and Director.
(3)	Mr. Gilden was appointed the Chief Strategy Officer on June 5, 2023 and on August 1, 2023, Mr. Gilden was appointed as the Chief Financial Officer and Treasurer.
(4)

This column shows the grant date fair value of restricted stock awards computed in accordance with stock-based compensation accounting rules (FASB ASC Topic 718). For more information concerning the assumptions used for these calculations, please refer to Note 12 of the Notes to the Consolidated Financial Statements. For 2024, grants of restricted stock awards vest over four years. Refer to the Outstanding Equity Awards at Fiscal Year End table below for additional information regarding the grants of restricted stock awards.

(5)	There were no grants of stock options to named executive officers during 2024 or 2023.
(6)

Represents the non-equity incentive compensation paid to each named executive officer pursuant to the Annual Incentive Plan. The non-equity incentive compensation was paid based on performance measures established by the Compensation Committee. The target payout level range (as a percentage of base salary) for the Chief Executive Officer and other named executive officers was 10% - 45% and 10% - 37.5%, respectively. The actual payout, as a percentage of base salary earned, to Mr. Liddell, Mr. Werdein, and Mr. Gilden for 2024 was 45.4%, 15.8%, and 38.3%, respectively, of base salary.

(7)	For 2024, the amounts in this column reflect what Lake Shore Savings Bank paid for, or reimbursed, the applicable named executive officer, as set forth in the following table:

Name	Year	Employer Contribution to 401(k) Plan ($)	ESOP Contributions (a) ($)	Supplemental Executive Retirement Plan Tax Reimbursements ($)	Dividends On Unvested Stock Awards ($)	Life Insurance Premiums in excess of $50,000 ($)	Perquisites (b) ($)	Total ($)

Liddell	2024	35,835	6,870	22,024	2,788	792	130,743	199,052
Werdein	2024	33,312	6,870	2,043	3,042	516	51,715	97,498
Gilden	2024	19,959	3,779	—	2,256	96	—	26,090
(a)

Represents the value of the shares of common stock allocated to each named executive officer’s ESOP account based on a fair market value of $13.74 per share, which was the closing price of Lake Shore Federal Bancorp’s common stock at December 31, 2024.

(b)

We provide certain non-cash perquisites and personal benefits to each named executive officer. The non-cash perquisites and personal benefits for Mr. Liddell included $60,757 for housing and transportation, $44,186 for payment of taxes for fringe benefits, and $25,800 for country club dues. The non-cash perquisites and personal benefits for Mr. Werdein included a $12,462 car allowance, $25,103 for country club dues, and $14,150 payment of taxes for club dues.

Compensation Plans and Agreements

Employment Agreements. Lake Shore Savings Bank entered into an employment agreement with Mr. Liddell on December 16, 2024 and entered into an employment agreement with Mr. Gilden on March 11, 2025 (together, the “Employment Agreements”). The Employment Agreements are substantially similar, except Mr. Liddell’s Employment Agreement has an initial term of three years ending on December 16, 2027 while the initial term of Mr. Gilden’s agreement is shorter also ending on December 16, 2027, the same date as Mr. Liddell’s agreement. Commencing on December 16, 2025 and continuing each anniversary of the renewal date thereafter, the term of the Employment Agreements will extend for an additional year, so that the term again becomes three years. However, at least ninety (90) days before the anniversary of the renewal date of each agreement, the non-employee members of the board of directors must conduct a comprehensive performance evaluation of Mr. Liddell and must review Mr. Liddell’s performance evaluation of Mr. Gilden, and will either affirmatively approve an extension of each agreement for an additional year or determine not to extend the term of each agreement. If the board of directors determines not to extend the term, the term of such agreement will expire at the end of the then-current term. If a change in control occurs prior to the expiration of either Employment Agreement, the term will automatically renew for a period of no less than 36 months beginning on the effective date of the change in control.

The Employment Agreements provide that Messrs. Liddell and Gilden will receive an annual base salary of $550,000 and $265,000, respectively, which may be increased. Messrs. Liddell and Gilden’s current base salaries are $605,000 and $265,000, respectively. In addition to base salary, Messrs. Liddell and Gilden will be eligible to receive an annual performance-based cash bonus, depending on the achievement of certain performance metrics, and, at the discretion of the compensation committee of the board of directors, Messrs. Liddell and Gilden will be eligible to receive long-term incentive compensation. Mr. Liddell will also be entitled to an annual executive perquisites allotment as approved by the board of directors of Lake Shore Savings Bank.

In the event Mr. Liddell or Mr. Gilden voluntarily terminates employment without “good reason” (as defined in the Employment Agreements), the executive will be entitled to receive the sum of (i) unpaid base salary, (ii) unpaid expense reimbursements, (iii) unused accrued paid time off and (iv) earned but unpaid incentive compensation (together, the “Accrued Benefits”).

In the event Mr. Liddell’s or Mr. Gilden’s employment involuntarily terminates for a reason other than cause or in the event of resignation for “good reason,” the executive will receive a lump sum severance payment in an amount equal to the Accrued Benefits plus one times base salary and the average annual incentive cash compensation awarded with respect to the three most recent fiscal years ending before the year of termination provided that the executive timely executes a release agreement. In addition, the executive will receive a cash lump sum payment in an amount equal to Lake Shore Savings Bank’s cost of otherwise continuing life, medical and dental coverage for the executive for 12 months.

In the event Mr. Liddell’s or Mr. Gilden’s employment involuntarily terminates for a reason other than cause or in the event of resignation for “good reason,” in either event within three months before or 12 months following a change in control, the executive will receive a severance payment, paid in a single lump sum, equal to the executive’s Accrued Benefits plus three times the sum of (i) his base salary in effect as of the date of termination or immediately before the change in control, whichever is higher, and (ii) the highest annual cash bonus (the average annual cash bonus for Mr. Gilden) earned with respect to the three most recent fiscal years ending before the year of the change in control. In addition, the executive will receive a cash lump sum payment in an amount equal to the cost of continuing life, medical and dental coverage for the executive for 36 months. The executive will also be entitled to receive a gross-up payment for any excise taxes imposed under Sections 280G and 4999 of the Internal Revenue Code.

Upon termination of Mr. Liddell or Mr. Gilden’s employment (other than following a change in control), the executive will be subject to certain restrictions on his ability to compete or to solicit business or employees of Lake Shore Savings Bank and Lake Shore Federal Bancorp for a period of one year. The Employment Agreements also include provisions protecting Lake Shore Federal Bancorp’s and Lake Shore Savings Bank’s confidential business information.

Annual Incentive Plan. We provide performance-based bonuses to our named executive officers pursuant to the Annual Incentive Plan, which is designed to link awards to our strategic and operating objectives. The goal of the plan is to have long-term viability and to be attractive to new hires and help retain current employees. The plan measures business plan goals and objectives and clearly defines these for the calendar year for which the plan is in effect. For purposes of the annual bonus, each named executive officer is evaluated on several corporate performance measures which are established at the beginning of the year and relate to strategic business objectives for the ensuing year. The named executive officers, with the exception of the President and Chief Executive Officer, are also evaluated on individual performance measures that take into account individual responsibilities, in addition to the corporate performance measures. The Compensation Committee establishes the performance measures for each of the named executive officers. The President and Chief Executive Officer is not involved in decisions regarding his performance-based bonus. Decisions relating to the President and Chief Executive Officer’s performance-based compensation are determined and recommended by the Compensation Committee. The Compensation Committee presents the performance measures to the board of directors for approval.

Supplemental Executive Retirement and Benefit Plans. Lake Shore Savings Bank entered into a supplemental executive retirement plan with Kim C. Liddell, President, Chief Executive Officer and Director, of Lake Shore Federal Bancorp and Lake Shore Savings Bank on December 16, 2024, which replaced the supplemental executive retirement plan that Lake Shore Savings Bank and Mr. Liddell entered into on July 16, 2024. Under the plan, if Mr. Liddell terminates employment on or after age 67, Lake Shore Savings Bank will pay Mr. Liddell the annual amount that is paid from Annuity Contracts (as defined in the plan), with such annual amount payable in 12 equal monthly installments for 15 years, and if the executive is living at the end of the 15 year payment period, such payments will continue for the remainder of Mr. Liddell’s life. If Mr. Liddell terminates employment before age 67, Lake Shore Savings Bank will pay Mr. Liddell an amount equal to the amount that is paid from the Annuity Contracts, with such annual amount payable in 12 equal monthly installments for 15 years, and if the executive is living at the end of the 15-year payment period, such payments will continue for the remainder of the executive’s life. The plan also provides a benefit in the event of Mr. Liddell’s disability, death, or upon the occurrence of a change in control followed by a qualifying termination of employment.

Lake Shore Savings Bank entered into a supplemental benefit plan with Jeffrey M. Werdein, Executive Vice President, Commercial Division, of Lake Shore Federal Bancorp and Lake Shore Savings Bank. Under the supplemental benefit plan, Mr. Werdein is fully vested in an annual benefit, payable in monthly installments, and the annual benefit is equal to (i) 2% of the officer’s average final pay (which is defined as the average pay over the two years prior to termination of service), multiplied by (ii) the officer’s years of service (with a maximum percentage of 40% of average final pay). The benefit amount is payable over a period of 15 years commencing at age 65, and in the event of a change of control, the executive is treated as having attained age 65 for purposes of benefit payments.

Retention Agreement with Jeffrey M. Werdein. In order to provide further incentive for Jeffrey M. Werdein, Executive Vice President Commercial Division of Lake Shore Federal Bancorp and Lake Shore Savings Bank, to remain in the employ of Lake Shore Savings Bank, Lake Shore Savings Bank entered into a retention agreement with Mr. Werdein on March 29, 2018. Under the agreement, Mr. Werdein will receive a total of $1.4 million, provided he remains continuously employed with Lake Shore Savings Bank through March 29, 2028, payable in three equal installments on March 29, 2028, January 2, 2029 and January 2, 2030. In the event Mr. Werdein’s employment is terminated without cause, for good reason or due to death or disability prior to March 29, 2028, Mr. Werdein will receive the vested account balance as set forth in the agreement. If Mr. Werdein’s employment is terminated within two years of a change of control and prior to March 29, 2028, Mr. Werdein may receive up to $1.4 million in a lump sum payment.

Employee Stock Ownership Plan. The ESOP is a tax-qualified plan that covers substantially all employees who have at least one year of service with Lake Shore Savings Bank and have attained age 21. Lake Shore Federal Bancorp loaned the ESOP Trust sufficient funds to purchase 238,050 shares in connection with Lake Shore Federal Bancorp’s initial public stock offering. At the completion of the conversion and stock offering, the existing shares held in the ESOP will be adjusted to reflect the exchange ratio utilized in connection with the conversion and stock offering and we will also amend the ESOP to reflect the holding company as Lake Shore Bancorp.

Although contributions to the ESOP are discretionary, Lake Shore Savings Bank intends to contribute enough money each year to make the required principal and interest payments on the loan from Lake Shore Federal Bancorp. This loan is for a term of 30 years and calls for annual payments of principal and interest. The ESOP pledges the shares it purchases as collateral for the loan and holds them in a suspense account.

The ESOP will not distribute the pledged shares right away. Instead, it will release a portion of the pledged shares annually. Assuming the ESOP repays its loan as scheduled over a 30-year term, we expect that 1/30th of the shares will be released annually in years 2006 through 2035. Although the repayment period of the loan is scheduled over a 30-year term, we may prepay a portion of the principal which would trigger the release of additional shares. The ESOP will allocate the shares released each year among the accounts of participants in proportion to their compensation for the year. Participants direct the voting of shares allocated to their accounts. Shares in the suspense account and allocated shares for which no voting instructions are received will be voted in a way that mirrors the votes which participants cast.

In connection with the conversion and stock offering, we expect: (i) the ESOP to purchase up to 8% of the shares of common stock we sell in the stock offering, and (ii) the existing loan obligation of the ESOP will be combined with a new ESOP loan so that there is only one ESOP loan after the conversion and stock offering. The new ESOP loan will be repaid in substantially equal payments of principal and interest for up to 25 years. The new ESOP loan will have a fixed interest rate equal to the prime rate, as published in The Wall Street Journal, as of the close of the conversion and stock offering. If market conditions warrant, in the judgment of its trustees, the ESOP’s subscription order will not be filled and the ESOP may elect to purchase shares in the open market following the completion of the conversion and stock offering, subject to the approval of the Federal Reserve Board.

401(k) Defined Contribution Plan. The Lake Shore Savings Bank tax-qualified 401(k) defined contribution plan is maintained for employees who are employed on the first month following their initial date of employment and attained age 21. Eligible employees may make pre-tax contributions to the 401(k) Plan in the form of salary deferrals of up to 75% of their total annual compensation subject to certain IRS limitations. The plan consists of three components: 401(k), Profit Sharing, and Safe Harbor. For the 401(k) component, Lake Shore Savings Bank makes a matching contribution equal to 40% of the eligible employee’s salary deferral, up to 6% of such employee’s compensation, once an employee is eligible to participate in the 401(k) plan. For the profit-sharing component, Lake Shore Savings Bank makes a discretionary contribution of up to 5.1% of an eligible employee’s salary, depending on years of service. Lastly, Lake Shore Savings Bank contributes 3.4% of an eligible employee’s salary based on years of service, which is a discretionary contribution to the Safe Harbor component of the plan.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth information regarding stock awards and stock options outstanding for each of our named executive officers at December 31, 2024.

Name	Option Awards				Stock Awards
	Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#) (2)	Market Value of Shares or Units of Stock That Have Not Vested ($) (3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#) (4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (3)

Kim C. Liddell	—	—	—	—	5,163	70,940	—	—
Jeffrey M. Werdein	17,073	—	14.38	10/21/2026	2,534	34,817	3,100	42,594
Taylor M. Gilden	—	—	—	—	4,177	57,392	—	—

(1)	Mr. Werdein’s options were granted in 2016 and became 100% vested on October 21, 2021.
(2)	The restricted stock awards granted to Messrs. Liddell, Werdein and Gilden have a vesting period of four years in which 25% of the shares granted vest each year starting on April 23, 2025.
(3)	Market value is calculated on the basis of $13.74 per share, which was the closing sales price for our common stock on the NASDAQ Stock Market on December 31, 2024.
(4)

Represents 3,100 unearned restricted stock units based on a three-year average percentage of delinquent loans to total loans, and if this performance metric is attained, Mr. Werdein’s unearned awards vest in February 2025. These awards fully vested on February 28, 2025.

2025 Equity Incentive Plan. The Lake Shore Bancorp, Inc. 2025 Equity Incentive Plan provides for the grant of stock options, restricted stock awards, and restricted stock units to its officers, employees, and directors. The 2025 Equity Incentive Plan is administered by the members of Lake Shore Federal Bancorp’s Compensation Committee and, subject to permitted adjustments for certain corporate transactions including the conversion and stock offering, up to 300,000 shares of Lake Shore Federal Bancorp common stock are authorized for issuance pursuant to grants of stock options, restricted stock awards and restricted stock units. For employees, the sum of the grant date fair value of equity awards, including stock options, restricted stock and restricted stock units, may not exceed $500,000 for any calendar year. To encourage retention, the President and Chief Executive Officer, on completion of three years of service, will receive one-time grants of 46,166 stock options and 29,750 restricted stock awards, subject to a five-year vesting schedule. As of May 5, 2025, we have granted 27,197 restricted stock awards to employees and non-employee directors under this plan. At the completion of the conversion and stock offering, all outstanding awards and all shares remaining available for grant under the 2025 Equity Incentive Plan will be adjusted to reflect the exchange ratio utilized in connection with the conversion and stock offering and we will amend the 2025 Equity Incentive Plan to reflect the new holding company as Lake Shore Bancorp.

2012 Equity Incentive Plan. Equity awards can no longer be granted under the 2012 Equity Incentive Plan since the plan was adopted more than 10 years ago. Restricted stock awards and stock options previously granted under this plan remain outstanding and are subject to the terms and conditions of this plan. At the completion of the conversion and stock offering, all outstanding awards under the 2012 Equity Incentive Plan will be adjusted to reflect the exchange ratio utilized in connection with the conversion and stock offering and we will amend the 2012 Equity Incentive Plan to reflect the new holding company as Lake Shore Bancorp.

2006 Stock Option Plan. Stock options can no longer be granted under the Lake Shore Bancorp, Inc. 2006 Stock Option Plan since the plan was adopted more than 10 years ago. Stock options previously granted under this plan remain outstanding and are subject to the terms and conditions of this plan. At the completion of the conversion and stock offering, all outstanding awards under the 2006 Stock Option Plan will be adjusted to reflect the exchange ratio utilized in connection with the conversion and stock offering and we will amend the 2006 Stock Option Plan to reflect the new holding company as Lake Shore Bancorp.

Policies and Practices Related to the Grant of Stock Options

The Compensation Committee and the board of directors have a historical practice of not granting stock options to executive officers during closed quarterly trading windows as determined under Lake Shore Federal Bancorp’s insider trading policy. Consequently, we have not granted, and do not expect to grant, any stock options to any named executive officers within four business days preceding or one business after the filing with the SEC of any periodic report on Forms 10-K, 10-Q or 8-K that discloses material non-public information. The Compensation Committee and the Board do not take material non-public information into account when determining the timing of equity awards and do not time the disclosure of material non-public information in order to impact the value of executive compensation. We did not grant any stock options to our executive officers, including the named executive officers, during the year ended December 31, 2024.

Director Compensation

Director Compensation Table. The following table sets forth information regarding compensation earned by our non-employee directors during the 2024 fiscal year.

Name	Fees Earned or Paid in Cash ($) (1)	Stock Awards ($) (2)(4)	Option Awards ($) (3)(4)	Non- qualified Deferred Compensation Earnings	All Other Compensation ($) (5)	Total ($)

Sharon E. Brautigam	$38,800	$7,814	$5,790	$—	$—	$52,405
Michelle M. DeBergalis	$30,800	$6,179	$—	$—	$—	36,979
John P. McGrath	$42,800	$49,847	$—	$—	$—	92,647
Jack L. Mehltretter	$47,800	$63,434	$16,825	$—	$—	128,059
Ronald J. Passafaro	$36,800	$61,019	$—	$—	$—	97,819
Kevin M. Sanvidge	$67,300	$12,721	$5,790	$—	$—	85,812
Ann M. Segarra	$39,800	$1,400	$—	$—	$—	41,200

(1)	Includes retainer payments and committee and/or chairmanship fees earned during the fiscal year.
(2)

This column shows the grant date fair value of restricted stock awards computed in accordance with stock-based compensation accounting rules (FASB ASC Topic 718). For more information concerning the assumptions used for these calculations, please refer to Note 12 of the audited consolidated financial statements beginning on page F-1 of this proxy statement/prospectus. The restricted stock awards are paid in lieu of cash director fees, and in certain cases, granted to recognize tenure milestones.

(3)

This column shows the grant date fair value of stock options computed in accordance with stock-based compensation accounting rules (FASB ASC Topic 718). For more information concerning the assumptions used for these calculations, please refer to Note 12 of the audited consolidated financial statements beginning on page F-1 of this proxy statement/prospectus. The awards were granted as long-term compensation to directors in order to align their interests with those of stockholders.

(4)	The aggregate number of outstanding restricted stock awards and option awards as of December 31, 2024 was as follows:

Name	Unvested Stock Awards	Options Exercisable	Options Unexercisable

Sharon E. Brautigam	731	—	1,897
Michelle M. DeBergalis	578	—	—
John P. McGrath	4,663	—	—
Jack L. Mehltretter	5,934	—	5,512
Ronald J. Passafaro	5,708	—	—
Kevin M. Sanvidge	1,190	10,749	1,897
Ann M. Segarra	131	—	—

(5)	No director received any perquisites or personal benefits that exceeded $10,000.

2024 Director Compensation. We pay annual retainers only to the directors who are not employees of Lake Shore Savings Bank, Lake Shore Bancorp or Lake Shore, MHC. We do not pay any meeting fees. For the year ended December 31, 2024, the non-employee directors of Lake Shore Savings Bank, Lake Shore Bancorp and Lake Shore, MHC received the following retainers: (i) annual retainer of $24,800 ($57,300 for the Chairman), (ii) annual retainer of $5,000 for members of Audit and Enterprise Risk Committees ($10,000 for the Chairperson), (iii) annual retainer of $3,000 for members of Nominating and Corporate Governance and Compensation Committees ($6,000 for the Chairperson), and (iv) $3,000 for members of the Loan Committee (no additional compensation for the Chairperson of the Loan Committee). The Chairman of the Board does not earn fees for his service on Board committees, except for his service as Chairman of the Chairman’s Compliance Committee, where earns an annual retainer of $10,000. The Chairman’s Compliance Committee was dissolved at the end of 2024.

Supplemental Benefit Plans for Non-Employee Directors. Lake Shore Savings Bank entered into a supplemental benefit plan in 2001, as amended most recently in 2015, with each of its then non-employee directors. This plan provides a benefit formula equal to a percentage of the participant’s average pay, which is multiplied by number of years of service, not to exceed 20 years of service or 40% of average pay. The payment is guaranteed over a period of 15 years beginning the month following termination of service or age 72, whichever comes first. To participate, a non-employee director must complete three years of service. Currently, each of the non-employee directors participates in the plan, with the exception of Ms. DeBergalis, Mr. McGrath, Mr. Passafaro, and Ms. Segarra.

Equity Compensation. Pursuant to the terms of the Lake Shore Bancorp, Inc. 2025 Equity Incentive Plan, which was approved by our stockholders at a special meeting held on February 4, 2025, each non-employee director who was in the service of Lake Shore Federal Bancorp on February 5, 2025 was automatically granted on March 12, 2025 a number of restricted stock awards in a dollar amount equal to 30% of a non-employee director’s cash fees earned in the prior fiscal year (the “Automatic Annual Grants”), and subsequent Automatic Annual Grants will automatically be granted to each non-employee director on each January 2nd, commencing on January 2, 2026. To encourage retention of non-employee directors, whose judgment and efforts we have depended on for the successful conduct of its business, it is our policy to grant stock options and restricted stock awards upon the appointment of a non-employee director to certain positions as follows: (i) a non-employee director appointed as Chairman of the Board or Vice Chairman of the Board will receive one time grants of 12,646 stock options and 5,951 restricted stock awards, subject to a five year vesting schedule, (ii) a non-employee director appointed as Committee Chair will receive one time grants of 10,749 stock options and 5,058 restricted stock awards, subject to a five year vesting schedule, (iii) a non-employee director that completes ten years of service will receive one time grants of 10,117 stock options and 4,761 restricted stock awards, subject to a five year vesting schedule, and (iv) a non-employee director that completes three years of service will receive one time grants of 8,220 stock options and 3,868 restricted stock awards, subject to a five year vesting schedule. At the completion of the conversion and stock offering, all outstanding awards and all shares remaining available for grant under the 2025 Equity Incentive Plan will be adjusted to reflect the exchange ratio utilized in connection with the conversion and stock offering and we will amend the 2025 Equity Incentive Plan to reflect the new holding company as Lake Shore Bancorp.

Equity Plans. Our directors are eligible to participate in the Lake Shore Bancorp, Inc. 2006 Stock Option Plan, the Lake Shore Bancorp, Inc. 2012 Equity Incentive Plan, and the Lake Shore Bancorp, Inc. 2025 Equity Incentive Plan (collectively, the “Equity Plans”). For more information about the Equity Plans, see “Outstanding Equity Awards at Fiscal Year End.”

Benefits to be Considered Following Completion of the Conversion and Stock Offering

Following the conversion and stock offering, we intend to adopt one or more new stock-based benefit plans that will provide for grants of stock options and restricted common stock awards. If adopted within 12 months following the completion of the conversion and stock offering, the aggregate number of shares reserved for the exercise of stock options or available for stock awards under the stock-based benefit plans would be limited to 10% and 4%, respectively, of the shares sold in the stock offering.

The stock-based benefit plans will not be established sooner than six months after the conversion and stock offering, and if adopted within one year after the conversion and stock offering, the plans must be approved by a majority of the votes eligible to be cast by our stockholders. If stock-based benefit plans are established more than one year after the conversion and stock offering, they must be approved by a majority of votes cast by our stockholders. The following additional restrictions would apply to our stock-based benefit plans only if such plans are adopted within one year after the conversion and stock offering:

•	non-employee directors in the aggregate may not receive more than 30% of the options and restricted stock awards authorized under the plans;

•	any one non-employee director may not receive more than 5% of the options and restricted stock awards authorized under the plans;

•	any officer or employee may not receive more than 25% of the options and restricted stock awards authorized under the plans;

•

any tax-qualified employee stock benefit plans and restricted stock plans, in the aggregate, may not acquire more than 10% of the shares sold in the stock offering, unless Lake Shore Bank has tangible capital of 10% or more, in which case tax-qualified employee stock benefit plans and restricted stock plans may acquire up to 12% of the shares sold in the stock offering;

•	the options and restricted stock awards may not vest more rapidly than 20% per year, beginning on the first anniversary of stockholder approval of the plans;

•	accelerated vesting is not permitted except for death, disability or upon a change in control of Lake Shore Bancorp or Lake Shore Bank; and

•	our executive officers or directors must exercise or forfeit their options if Lake Shore Bank becomes critically undercapitalized, is subject to enforcement action or receives a capital directive.

We have not determined whether we will present stock-based benefit plans for stockholder approval before or more than 12 months after the completion of the conversion and stock offering. If either federal or state regulators change their regulations or policies regarding stock-based benefit plans, including any regulations or policies restricting the size of awards and vesting of benefits as described above, the restrictions described above may not be applicable.

We may obtain the shares needed for our stock-based benefit plans by issuing additional shares of common stock from authorized but unissued shares or through stock repurchases.

The actual value of the shares awarded under stock-based benefit plans would be based in part on the price of Lake Shore Bancorp’s common stock at the time the shares are awarded. The following table presents the total value of all shares of restricted stock that would be available for issuance under the stock-based benefit plans, assuming the shares are awarded when the market price of our common stock ranges from $8.00 per share to $14.00 per share.

Share Price	170,000 Shares Awarded at Minimum of Offering Range	200,000 Shares Awarded at Midpoint of Offering Range	230,000 Shares Awarded at Maximum of Offering Range	264,500 Shares Awarded at Adjusted Maximum of Offering Range

$8.00	$1,360,000	$1,600,000	$1,840,000	$2,116,000
10.00	1,700,000	2,000,000	2,300,000	2,645,000
12.00	2,040,000	2,400,000	2,760,000	3,174,000
14.00	2,380,000	2,800,000	3,220,000	3,703,000

The grant-date fair value of the options granted under the stock-based benefit plans will be based in part on the price of shares of common stock of Lake Shore Bancorp at the time the options are granted. The value also will depend on the various assumptions utilized in the option pricing model ultimately adopted. The following table presents the total estimated value of the options to be available for grant under the stock-based benefit plans, assuming the market price and exercise price for the stock options are equal and the range of market prices for the shares is $8.00 per share to $14.00 per share. The Black-Scholes option pricing model provides an estimate only of the fair value of the options, and the actual value of the options may differ significantly from the value set forth in this table.

Exercise Price	Grant-Date Fair Value Per Option	425,000 Options at Minimum of Offering Range	500,000 Options at Midpoint of Offering Range	575,000 Options at Maximum of Offering Range	661,250 Options at Adjusted Maximum of Offering Range

$8.00	$4.26	$1,810,500	$2,130,000	$2,449,500	$2,816,925
10.00	5.32	2,261,000	2,660,000	3,059,000	3,517,850
12.00	6.38	2,711,500	3,190,000	3,668,500	4,218,775
14.00	7.45	3,166,250	3,725,000	4,283,750	4,926,313

The tables presented above are provided for informational purposes only. There can be no assurance that our stock price will not trade below $10.00 per share. Before you make an investment decision, we urge you to read this proxy statement/prospectus carefully, including, but not limited to, the section entitled “Risk Factors” beginning on page 19.

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table provides, as of May 5, 2025, information regarding the beneficial ownership of shares of common stock of Lake Shore Federal Bancorp held by all persons known to management to own more than 5% of our common stock and by our directors and executive officers, individually and as a group. For purposes of this table, a person is deemed to be the beneficial owner of any shares of common stock over which the person has, or shares, directly or indirectly, voting or investment power.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Number of Unexercised Stock Options Which are Included in Beneficial Ownership(1)	Percentage of Shares of Common Stock Outstanding(2)
Greater Than 5% Stockholders:
Lake Shore, MHC	3,636,875	—	63.1

Directors:
Sharon E. Brautigam, Vice Chairperson of the Board	17,258 (3)	379	*
Michelle M. DeBergalis, Director	1,970 (4)	—	*
Kim C. Liddell, President, Chief Executive Officer and Director	42,674 (5)	—	*
John P. McGrath, Director	29,679 (6)	—	*
Jack L. Mehltretter, Director	15,076 (7)	1,102	*
Ronald J. Passafaro, Director	16,757(8)	—	*
Kevin M. Sanvidge, Chairman of the Board	35,993 (9)	11,128	*
Ann M. Segarra, Director	24,249(10)	—	*
Executive Officers Who Are Not Directors:
Taylor M. Gilden, Chief Financial Officer and Treasurer	9,057 (11)	—	*
Jeffrey M. Werdein, Executive Vice President, Commercial Division	45,423 (12)	17,073	1.1
All directors and executive officers as a group (10 persons)	238,136 (13)	29,682	4.6

*	Less than 1% of common stock outstanding.
(1)	These options are exercisable within 60 days of May 5, 2025. They cannot be voted until exercised.
(2)

Percentages with respect to each person or group of persons have been calculated on the basis of 5,759,172 shares of common stock, the total number of shares of common stock outstanding as of May 5, 2025, plus the number of shares that each person or group of persons have the right to acquire within 60 days of May 5, 2025.

(3)	Includes 350 shares held by Ms. Brautigam’s spouse and 602 shares of unvested restricted stock over which Ms. Brautigam has sole voting power but no investment power.
(4)	Includes 116 shares held in Ms. DeBergalis’ individual retirement account and 478 shares of unvested restricted stock over which Ms. DeBergalis has sole voting power but no investment power.
(5)

Includes 30,749 shares held in Mr. Liddell’s individual retirement account, 500 shares held in the ESOP over which Mr. Liddell has sole voting power and no investment power and 10,135 shares of unvested restricted stock over which Mr. Liddell has sole voting power but no investment power.

(6)	Includes 22,088 shares held in Mr. McGrath’s individual retirement account and 664 shares of unvested restricted stock over which Mr. McGrath has sole voting power but no investment power.
(7)	Includes 742 shares of unvested restricted stock over which Mr. Mehltretter has sole voting power but no investment power.
(8)	Includes 1,800 shares held in Mr. Passafaro’s individual retirement account and 571 shares of unvested restricted stock over which Mr. Passafaro has sole voting power but no investment power.
(9)	Includes 1,305 shares held as custodian for his grandchildren and 1,045 shares of unvested restricted stock over which Mr. Sanvidge has sole voting power but no investment power.
(10)	Includes 23,500 shares held in Ms. Segarra’s individual retirement account and 618 shares of unvested restricted stock over which Ms. Segarra has sole voting power but no investment power.
(11)

Includes 1,862 shares held in Mr. Gilden’s individual retirement account, 275 shares held in the ESOP over which Mr. Gilden has sole voting power and no investment power and 5,877 shares of unvested restricted stock over which Mr. Gilden has sole voting power but no investment power.

(12)

Includes 4,805 shares held in the ESOP over which Mr. Werdein has sole voting power and no investment power and 4,915 shares of unvested restricted stock over which Mr. Werdein has sole voting power but no investment power.

(13)

Includes 5,580 shares of common stock allocated to the accounts of executive officers under the ESOP and excludes the remaining 154,153, or 2.7% of the shares of common stock outstanding, owned by the ESOP for the benefit of employees of Lake Shore Savings Bank. Under the terms of the ESOP, shares of common stock in the ESOP are voted by the ESOP trustees in a manner proportionate to the voting directions of the allocated shares received by the ESOP participants, subject to the fiduciary duties of the trustees.

SUBSCRIPTIONS BY DIRECTORS AND EXECUTIVE OFFICERS

The table below sets forth, for each of director and executive officers of Lake Shore Federal Bancorp and for all directors and executive officers as a group, the following information:

(i)	the number of exchange shares to be owned upon completion of the conversion and stock offering, based upon their beneficial ownership of Lake Shore Federal Bancorp common stock as of May 5, 2025;

(ii)	the proposed purchases of subscription shares, assuming sufficient shares of common stock are available to satisfy their subscriptions; and

(iii)	the total shares of common stock to be held upon completion of the conversion and stock offering.

In each case, it is assumed that subscription shares are sold at the minimum of the offering range. See “Proposal 1—Approval of the Plan of Conversion and Reorganization—Additional Limitations on Common Stock Purchases.” Federal regulations prohibit our directors and officers from selling the shares they purchase in the stock offering for one year after the date of purchase.

	Number of Exchange Shares to Be Received (1)	Proposed Stock Purchases in the Stock Offering (2)		Total Shares of Common Stock at Minimum of Offering Range (3)
Name of Beneficial Owner		Number of Shares	Amount	Number of Shares	Percentage of Shares Outstanding (4)
Sharon E. Brautigam	20,074	20,000	200,000	40,074	*
Michelle M. DeBergalis	2,291	2,000	20,000	4,291	*
Kim C. Liddell	49,638	50,000	500,000	99,638	1.5%
John P. McGrath	34,522	50,000	500,000	84,522	1.3%
Jack L. Mehltretter	17,536	20,000	200,000	37,536	*
Ronald J. Passafaro	19,491	25,000	250,000	44,491	*
Kevin M. Sanvidge	41,867	25,000	250,000	66,867	1.0%
Ann M. Segarra	28,206	50,000	500,000	78,206	1.2%
Executive Officers Who Are Not Directors:
Taylor M. Gilden	10,535	10,000	100,000	20,535	*
Jeffrey M. Werdein	52,836	10,000	100,000	62,836	*

All Directors and Executive Officers as a group (10 persons)	276,996	262,000	$2,620,000	538,996	8.0%

*	Less than 1%.
(1)	Based on information presented under “Beneficial Ownership of Common Stock” and assuming an exchange ratio of 1.1632 at the minimum of the offering range.
(2)	Includes proposed subscriptions, if any, by associates.
(3)

Assuming an exchange ratio of 1.5738 at the maximum of the offering range, directors and executive officers would beneficially own 636,773 shares, or 7.0%, of the outstanding shares of common stock of Lake Shore Bancorp upon completion of the conversion and stock offering.

(4)

Percentages with respect to each person or group of persons have been calculated on the basis of 6,690,823 shares of common stock, the total number of shares of common stock outstanding upon completion of the conversion and stock offering at the minimum of the range, plus the number of shares that each person or group of persons have the right to acquire within 60 days of May 5, 2025.

COMPARISON OF STOCKHOLDERS’ RIGHTS FOR EXISTING STOCKHOLDERS OF LAKE SHORE

FEDERAL BANCORP

General. As a result of the conversion and stock offering, stockholders of Lake Shore Federal Bancorp will become stockholders of Lake Shore Bancorp. The differing rights of stockholders of Lake Shore Federal Bancorp and stockholders of Lake Shore Bancorp result from differences between federal and Maryland law and regulations, and differences between Lake Shore Federal Bancorp’s federal charter and bylaws and Lake Shore Bancorp’s Maryland articles of incorporation and bylaws.

This discussion is not intended to be a complete statement of the differences affecting the rights of stockholders, but rather summarizes the material differences and similarities affecting the rights of stockholders. See “Where You Can Find Additional Information” for procedures for obtaining a copy of Lake Shore Bancorp’s articles of incorporation and bylaws.

Authorized Capital Stock. The authorized capital stock of Lake Shore Federal Bancorp consists of 25,000,000 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share.

The authorized capital stock of Lake Shore Bancorp consists of 40,000,000 shares of common stock, $0.01 par value per share, and 10,000,000 shares of preferred stock, par value $0.01 per share.

Under Maryland General Corporation Law and Lake Shore Bancorp’s articles of incorporation, the board of directors may increase or decrease the number of authorized shares without stockholder approval. Stockholder approval is required to increase or decrease the number of authorized shares of Lake Shore Federal Bancorp.

Lake Shore Federal Bancorp’s charter and Lake Shore Bancorp’s articles of incorporation both authorize the board of directors to establish one or more series of preferred stock and, for any series of preferred stock, to determine the terms and rights of the series, including voting rights, dividend rights, conversion and redemption rates and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, our board of directors has the power, to the extent consistent with its fiduciary duty, to issue a series of preferred stock to persons friendly to management to attempt to block a hostile tender offer, merger or other transaction by which a third party seeks control. We currently have no plans for the issuance of additional shares for such purposes.

Issuance of Capital Stock. Pursuant to applicable laws and regulations, Lake Shore, MHC is required to own not less than a majority of the outstanding shares of Lake Shore Federal Bancorp common stock. Lake Shore, MHC will no longer exist following completion of the conversion and stock offering.

Lake Shore Bancorp’s articles of incorporation do not contain restrictions on the issuance of shares of capital stock to directors, officers or controlling persons, whereas Lake Shore Federal Bancorp’s charter restricts such issuances to general public offerings, or to directors for qualifying shares, unless the share issuance or the plan under which they would generally be issued has been approved by stockholders. However, stock-based compensation plans, such as stock option plans and restricted stock plans, would have to be submitted for approval by Lake Shore Federal Bancorp stockholders and by Lake Shore Bancorp stockholders due to requirements of the Nasdaq Stock Market and to qualify stock options for favorable federal income tax treatment.

Voting Rights. Neither Lake Shore Federal Bancorp’s charter or bylaws nor Lake Shore Bancorp’s articles of incorporation or bylaws provide for cumulative voting for the election of directors. For additional information regarding voting rights, see “—Limitations on Voting Rights of Greater-than-10% Stockholders” below.

Payment of Dividends. Lake Shore Federal Bancorp’s ability to pay dividends depends, to a large extent, upon Lake Shore Savings Bank’s ability to pay dividends to Lake Shore Federal Bancorp, which is restricted by federal regulations and by federal income tax considerations related to savings banks.

Similar restrictions will apply to Lake Shore Bank’s ability to pay dividends to Lake Shore Bancorp. In addition, Maryland law generally provides that Lake Shore Bancorp is limited to paying dividends in an amount equal to its capital surplus over payments that would be owed upon dissolution to stockholders whose preferential rights upon dissolution are superior to those receiving the dividend, and to an amount that would not make Lake Shore Bancorp insolvent.

Board of Directors. Lake Shore Federal Bancorp’s bylaws and Lake Shore Bancorp’s articles of incorporation require the board of directors to be divided into three classes and that the members of each class shall be elected for a term of three years and until their successors are elected and qualified, with one class being elected annually.

Under Lake Shore Federal Bancorp’s bylaws, any vacancies on the board of directors may be filled by the affirmative vote of a majority of the remaining directors although less than a quorum of the board of directors. Persons elected by the board of directors of Lake Shore Federal Bancorp to fill vacancies may only serve until the next election of directors by stockholders. Under Lake Shore Bancorp’s bylaws, any vacancy occurring on the board of directors, including any vacancy created by reason of an increase in the number of directors, may be filled only by the affirmative vote of two-thirds of the remaining directors, and any director so chosen shall hold office for the remainder of the term to which the director has been elected and until his or her successor is elected and qualified.

Limitations on Liability. Lake Shore Federal Bancorp’s charter provides that directors and officers will not be personally liable for breach of any duty owed to the company and its stockholders, except for any breach of duty based on an act or omission (i) in breach of such person’s duty of loyalty to the company or its stockholders, or (ii) not in good faith or involved in a knowing violation of law or resulting in the receipt of an improper personal benefit.

Lake Shore Bancorp’s articles of incorporation provide that directors and officers will not be personally liable for monetary damages to Lake Shore Bancorp for certain actions as directors or officers, except for (i) receipt of an improper personal benefit, (ii) actions or omissions that are determined to have materially involved active and deliberate dishonesty, or (iii) to the extent otherwise provided by Maryland law. These provisions might, in certain instances, discourage or deter stockholders or management from bringing a lawsuit against directors or officers for a breach of their duties even though such an action, if successful, might benefit Lake Shore Bancorp.

Indemnification of Directors, Officers, Employees and Agents. As generally allowed under current Federal Reserve Board regulations and Lake Shore Federal Bancorp’s bylaws, Lake Shore Federal Bancorp will indemnify its current and former directors, officers and employees for any amount for which that person becomes liable under a judgment in, and any reasonable costs incurred in connection with, any litigation involving such person’s activities as a director, officer or employee if such person obtains a final judgment on the merits in his or her favor. In addition, indemnification is permitted in the case of a settlement, a final judgment against such person, or final judgment other than on the merits, if a majority of disinterested directors determines that such person was acting in good faith within the scope of his or her employment as he or she could reasonably have perceived it under the circumstances and for a purpose he or she could reasonably have believed under the circumstances was in the best interests of Lake Shore Federal Bancorp or its stockholders. Lake Shore Federal Bancorp also is permitted to pay ongoing expenses incurred by a director, officer or employee if a majority of disinterested directors concludes that such person may become entitled to indemnification.

The articles of incorporation of Lake Shore Bancorp provide that it shall indemnify (i) its current and former directors and officers to the fullest extent required or permitted by Maryland law, including the advancement of expenses, and (ii) other employees or agents to such extent as shall be authorized by the board of directors and Maryland law, all subject to any applicable federal law and regulation. Maryland law allows Lake Shore Bancorp to indemnify any person for expenses, liabilities, settlements, judgments and fines in suits in which such person has been made a party by reason of the fact that he or she is or was a director, officer or employee of Lake Shore Bancorp. No such indemnification may be given if the acts or omissions of the person are adjudged to be in bad faith and material to the matter giving rise to the proceeding, if such person is liable to the corporation for an unlawful distribution, or if such person personally received a benefit to which he or she was not entitled. The right to indemnification includes the right to be paid the expenses incurred in advance of final disposition of a proceeding.

Special Meetings of Stockholders. Lake Shore Federal Bancorp’s bylaws provide that special meetings of stockholders may be called by the chairman, the president, a majority of the members of the board of directors or the holders of not less than 10% of the outstanding capital stock entitled to vote at the meeting.

Lake Shore Bancorp’s bylaws provide that special meetings of stockholders may be called by the president, the chief executive officer, the chairman or by a majority vote of the total authorized directors, and shall be called upon the written request of stockholders entitled to cast at least a majority of all votes entitled to vote at the meeting.

Stockholder Nominations and Proposals. Lake Shore Federal Bancorp’s bylaws provide that stockholders may submit nominations for election of directors at an annual meeting of stockholders and may propose any new business to be taken up at such a meeting by filing the proposal in writing with Lake Shore Federal Bancorp at least 30 days before the date of the annual meeting, provided, however, that in the event less than 40 days’ notice of the annual meeting is given, a written proposal may be accepted from a stockholder not later than the close of business on the 10th day following notice of the annual meeting.

Lake Shore Bancorp’s bylaws provide that any stockholder desiring to make a nomination for the election of directors or a proposal for new business at a meeting of stockholders must submit written notice to Lake Shore Bancorp not less than 90 days nor more than 100 days before the anniversary of the prior year’s annual meeting of stockholders; provided, however, that if the date of the annual meeting is advanced more than 30 days before the anniversary of the preceding year’s annual meeting, a stockholder’s written notice shall be timely only if delivered or mailed to and received by the Secretary of Lake Shore Bancorp at the principal executive office of the corporation no earlier than the day on which public disclosure of the date of such annual meeting is first made and no later than the tenth day following the day on which public disclosure of the date of such annual meeting is first made.

Management of Lake Shore Bancorp believes that it is in the best interests of Lake Shore Bancorp and its stockholders to provide sufficient time to enable management to disclose to stockholders information about a dissident slate of nominations for directors. This advance notice requirement may also give management time to solicit its own proxies in an attempt to defeat any dissident slate of nominations, should management determine that doing so is in the best interests of stockholders generally. Similarly, adequate advance notice of stockholder proposals will give management time to study such proposals and to determine whether to recommend to the stockholders that such proposals be adopted. In certain instances, such provisions could make it more difficult to oppose management’s nominees or proposals, even if stockholders believe such nominees or proposals are not in stockholders’ best interests.

Stockholder Action Without a Meeting. Under Lake Shore Federal Bancorp’s bylaws and under Maryland law with respect to Lake Shore Bancorp, action may be taken by stockholders without a meeting if all stockholders entitled to vote on the action consent to taking such action without a meeting.

Stockholder’s Right to Examine Books and Records. A federal regulation, which is applicable to Lake Shore Federal Bancorp, provides that stockholders may inspect and copy specified books and records after proper written notice for a proper purpose. Maryland law provides that a stockholder may inspect a company’s bylaws, stockholder minutes, annual statement of affairs and any voting trust agreements. However, only a stockholder or group of stockholders who together, for at least six months, have held at least 5% of the company’s total shares, have the right to inspect the company’s stock ledger, list of stockholders and books of accounts.

Limitations on Voting Rights of Greater-than-10% Stockholders. Lake Shore Bancorp’s articles of incorporation provide that no beneficial owner, directly or indirectly, of more than 10% of the outstanding shares of common stock will be permitted to vote any shares in excess of such 10% limit without prior board approval. Lake Shore Federal Bancorp’s charter contained a similar provision that has expired by its terms.

In addition, federal regulations provide that for a period of three years following the date of the completion of the conversion and stock offering, no person, acting singly or together with associates in a group of persons acting in concert, may directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of a class of Lake Shore Bancorp’s equity securities without the prior written approval of the Federal Reserve Board. Where any person acquires beneficial ownership of more than 10% of a class of Lake Shore Bancorp’s equity securities without the prior written approval of the Federal Reserve Board, the securities beneficially owned by such person in excess of 10% may not be voted by any person or counted as voting shares in connection with any matter submitted to the stockholders for a vote, and will not be counted as outstanding for purposes of determining the affirmative vote necessary to approve any matter submitted to the stockholders for a vote.

Director Qualifications. Lake Shore Federal Bancorp’s bylaws provide that certain individuals are not eligible for election or appointment as a director, including an individual who (i) is under indictment for, or has ever been convicted of, a criminal offense involving dishonesty or breach of trust and the penalty for such offense could be imprisonment for more than one year, (ii) is a person against who a banking agency has, within the past ten years, issued a cease and desist order for conduct involving dishonesty or breach of trust and that order is final and subject to appeal, or (iii) has been found either by a regulatory agency whose decision is final and not subject to appeal or by a court to have (1) breached a fiduciary duty involving personal profit or (2) committed a willful violation of any law, rule or regulation governing banking, securities, commodities or insurance, or any final cease and desist order issued by a banking, securities, commodities or insurance regulatory agency.

Lake Shore Bancorp’s bylaws provide that certain individuals are not eligible for election or appointment as a director, including an individual who (i) in the past ten years, has been subject to a cease and desist, consent or other formal order, other than a civil money penalty, from a financial or securities regulatory agency; (ii) has been convicted of a crime involving dishonesty or breach of trust which is punishable by imprisonment for a term exceeding one year under state or federal law; (iii) is currently charged in any information, indictment, or other complaint with the commission of or participation in such a crime or (iv) other than the persons appointed as initial directors in connection with the formation of Lake Shore Bancorp and other than persons who are also executive officers of Lake Shore Bancorp or Lake Shore Bank, if such person did not, at the time of his or her first election or appointment to the board of directors, maintain his or her principal residence (as determined by reference to such person’s most recent tax returns, copies of which shall be provided to Lake Shore Bancorp for the sole purpose of determining compliance with this clause (iv)) within a county in which Lake Shore Bancorp or Lake Shore Bank maintains an office (including a loan production office), or in any county contiguous to a county in which Lake Shore Bancorp or Lake Shore Bank maintains an office (including a loan production office) for a period of at least one (1) year before the date of his or her purported nomination, election or appointment to the board of directors. The bylaws also prohibit service on the board of directors where an individual: is, at the same time, associated with a bank, savings institution, credit union, mortgage banking company, consumer loan company or similar organization that engages in financial services related business activities or solicits customers in the same market area as Lake Shore Bancorp or Lake Shore Bank; does not agree in writing to comply with all of Lake Shore Bancorp’s policies applicable to directors including but not limited to its confidentiality policy and confirm in writing his or her qualifications under the bylaws; is a party to any agreement or arrangement with a party other than Lake Shore Bancorp or a subsidiary that (1) provides him or her with material benefits which are tied to or contingent on Lake Shore Bancorp entering into a merger, sale of control or similar transaction in which it is not the surviving institution, (2) materially limits his or her voting discretion as a member of the board of directors, or (3) materially impairs his or her ability to discharge his or her fiduciary duties with respect to the fundamental strategic direction of Lake Shore Bancorp; or has lost more than one election for service as a director of Lake Shore Bancorp.

Both Lake Shore Federal Bancorp and Lake Shore Bancorp’s bylaws provide that a director will at all times be the beneficial owner of not less than 100 shares of capital stock and that no director 75 years of age shall be eligible for election, reelection, appointment, or reappointment to the board.

Business Combinations with Interested Stockholders. Under Maryland law, “business combinations” between Lake Shore Bancorp and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, statutory share exchange or, in circumstances specified in the statute, certain transfers of assets, certain stock issuances and transfers, liquidation plans and reclassifications involving interested stockholders and their affiliates or issuance or reclassification of equity securities. Maryland law defines an interested stockholder as: (i) any person who beneficially owns 10% or more of the voting power of Lake Shore Bancorp’s voting stock after the date on which Lake Shore Bancorp had 100 or more beneficial owners of its stock; or (ii) an affiliate or associate of Lake Shore Bancorp at any time after the date on which Lake Shore Bancorp had 100 or more beneficial owners of its stock who, within the two-year period before the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of Lake Shore Bancorp. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between Lake Shore Bancorp and an interested stockholder generally must be recommended by the board of directors of Lake Shore Bancorp and approved by the affirmative vote of at least: (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of Lake Shore Bancorp, and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of Lake Shore Bancorp other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder. These super-majority vote requirements do not apply if Lake Shore Bancorp’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

Current federal regulations do not provide a vote standard for business combinations involving a federal mid-tier stock holding companies, like Lake Shore Federal Bancorp.

Mergers, Consolidations and Sales of Assets. As a result of an election made in Lake Shore Bancorp’s articles of incorporation, a merger or consolidation of Lake Shore Bancorp requires approval of a majority of all votes entitled to be cast by stockholders. However, no approval by stockholders is required for a merger if:

•	the plan of merger does not make an amendment to the articles of incorporation that would be required to be approved by the stockholders;

•

each stockholder of the surviving corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations, and rights, immediately after; and

•

the number of shares of any class or series of stock outstanding immediately after the effective time of the merger will not increase by more than 20% the total number of voting shares outstanding immediately before the merger.

In addition, under certain circumstances the approval of the stockholders shall not be required to authorize a merger with or into a 90%-owned subsidiary of Lake Shore Bancorp.

Under Maryland law, a sale of all or substantially all of Lake Shore Bancorp’s assets other than in the ordinary course of business, or a voluntary dissolution of Lake Shore Bancorp, requires the approval of its board of directors and the affirmative vote of two-thirds of the votes of stockholders entitled to be cast on the matter.

Current federal regulations do not provide a vote standard for mergers, consolidations or sales of assets by federal mid-tier stock holding companies, like Lake Shore Federal Bancorp.

Evaluation of Offers. The articles of incorporation of Lake Shore Bancorp provide that its board of directors, when evaluating a transaction that would or may involve a change in control of Lake Shore Bancorp (whether by purchases of its securities, merger, consolidation, share exchange, dissolution, liquidation, sale of all or substantially all of its assets, proxy solicitation or otherwise), may, in connection with the exercise of its business judgment in determining what is in the best interests of Lake Shore Bancorp and its stockholders and in making any recommendation to the stockholders, give due consideration to all relevant factors, including, but not limited to:

•	the economic effect, both immediate and long-term, upon Lake Shore Bancorp’s stockholders, including stockholders, if any, who do not participate in the transaction;

•

the social and economic effect on the present and future employees, creditors and customers of, and others dealing with, Lake Shore Bancorp and its subsidiaries and on the communities in which Lake Shore Bancorp and its subsidiaries operate or are located;

•	whether the proposal is acceptable based on the historical, current or projected future operating results or financial condition of Lake Shore Bancorp;

•	whether a more favorable price could be obtained for Lake Shore Bancorp’s stock or other securities in the future;

•

the reputation and business practices of the other entity to be involved in the transaction and its management and affiliates as they would affect the employees of Lake Shore Bancorp and its subsidiaries;

•	the future value of the stock or any other securities of Lake Shore Bancorp or the other entity to be involved in the proposed transaction;

•	any antitrust or other legal and regulatory issues that are raised by the proposal;

•

the business and historical, current or expected future financial condition or operating results of the other entity to be involved in the transaction, including, but not limited to, debt service and other existing financial obligations, financial obligations to be incurred in connection with the proposed transaction, and other likely financial obligations of the other entity to be involved in the proposed transaction; and

•

the ability of Lake Shore Bancorp to fulfill its objectives as a financial institution holding company and the ability of its subsidiary financial institution(s) to fulfill the objectives of a federally insured financial institution under applicable statutes and regulations.

If the board of directors determines that any proposed transaction should be rejected, it may take any lawful action to defeat such transaction.

Lake Shore Federal Bancorp’s charter provides when evaluating the same circumstances as stated above, the board of directors may consider the interests of the employees, suppliers, creditors and customers of Lake Shore Federal Bancorp and Lake Shore Savings Bank, the economy of the state, region and nation, community and societal considerations, and the long-term and short-term interests of Lake Shore Federal Bancorp and its stockholders, including the possibility that these interests may be best served by the continued independence of Lake Shore Federal Bancorp.

Dissenters’ Rights of Appraisal. Under Maryland law, stockholders of Lake Shore Bancorp will not have dissenters’ appraisal rights in connection with a plan of merger or consolidation to which Lake Shore Bancorp is a party as long as the common stock of Lake Shore Bancorp trades on a national securities exchange.

Current federal regulations do not provide for dissenters’ appraisal rights for stockholders of federal mid-tier stock holding companies, like Lake Shore Federal Bancorp.

Forum Selection for Certain Stockholder Lawsuits. The articles of incorporation of Lake Shore Bancorp provide that, unless Lake Shore Bancorp consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Lake Shore Bancorp, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Lake Shore Bancorp to Lake Shore Bancorp or Lake Shore Bancorp’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Maryland General Corporation Law, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be a state or federal court located within the State of Maryland, in all cases subject to the court’s having personal jurisdiction over the indispensible parties named as defendants. This exclusive forum provision does not apply to claims arising under the federal securities laws. Under the articles of incorporation, any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of Lake Shore Bancorp shall be deemed to have notice of and consented to the exclusive forum provision of the articles of incorporation. This exclusive forum provision may limit a stockholder’s ability to bring a claim in a judicial forum it finds favorable for disputes with Lake Shore Bancorp and its directors, officers, and other employees or may cause a stockholder to incur additional expense by having to bring a claim in a judicial forum that is distant from where the stockholder resides, or both.

Lake Shore Federal Bancorp’s charter and bylaws do not contain a similar provision.

Amendment of Governing Instruments. No amendment of Lake Shore Federal Bancorp’s charter may be made unless it is first proposed by the board of directors, then approved or preapproved by the Federal Reserve Board, and thereafter approved by the holders of a majority of the total votes eligible to be cast at a legal meeting. Amendments to Lake Shore Federal Bancorp’s bylaws require either preliminary approval by or post-adoption notice to the Federal Reserve Board as well as approval of the amendment by a majority vote of the authorized board of directors, or by a majority of the votes cast by the stockholders of Lake Shore Federal Bancorp at any legal meeting.

Lake Shore Bancorp’s articles of incorporation may be amended, upon the submission of an amendment by the board of directors to a vote of the stockholders, by the affirmative vote of at least two-thirds of the outstanding shares of common stock, or by the affirmative vote of a majority of the outstanding shares of common stock if at least two-thirds of the members of the whole board of directors approves such amendment; provided, however, that absent at least a two-thirds vote of the members of the whole board of directors approving these certain provisions, approval by at least 80% of the outstanding voting stock is generally required to amend the following provisions:

(i)	the limitation on voting rights of persons who directly or indirectly beneficially own more than 10% of the outstanding shares of common stock;

(ii)	the division of the board of directors into three staggered classes;

(iii)	the ability of the board of directors to fill vacancies on the board;

(iv)	the requirement that directors may only be removed for cause and by the affirmative vote of at least two-thirds of the votes eligible to be cast by stockholders;

(v)	the ability of the board of directors to amend and repeal the bylaws;

(vi)	the ability of the board of directors to evaluate a variety of factors in evaluating offers to purchase or otherwise acquire Lake Shore Bancorp;

(vii)	the authority of the board of directors to provide for the issuance of preferred stock;

(viii)	the validity and effectiveness of any action lawfully authorized by the affirmative vote of the holders of a majority of the total number of outstanding shares of common stock;

(ix)	the number of stockholders constituting a quorum or required for stockholder consent;

(x)	the indemnification of current and former directors and officers, as well as employees and other agents, by Lake Shore Bancorp;

(xi)	the limitation of liability of officers and directors to Lake Shore Bancorp for money damages;

(xii)	the inability of stockholders to cumulate their votes in the election of directors;

(xiii)	the advance notice requirements for stockholder proposals and nominations;

(xiv)	the requirement that the forum for certain actions or disputes will be a state or federal court located within the State of Maryland; and

(xv)

the provision of the articles of incorporation requiring approval of at least 80% of the outstanding voting stock to amend the provisions of the articles of incorporation provided in (i) through (xiv) of this list.

Lake Shore Bancorp’s articles of incorporation also provide that the bylaws may be amended by the affirmative vote of a majority of Lake Shore Bancorp’s directors or by the stockholders by the affirmative vote of at least 80% of the total votes eligible to be voted at a duly constituted meeting of stockholders. Any amendment of this super-majority requirement for amendment of the bylaws would also require the approval of 80% of the outstanding voting stock unless at least two-thirds of the members of the whole board of directors approves such amendment in which case only the affirmative vote of at least two-thirds of the total votes eligible to be cast will be required.

RESTRICTIONS ON ACQUISITION OF LAKE SHORE BANCORP

Although the board of directors of Lake Shore Bancorp is unaware of any effort that might be made to obtain control of Lake Shore Bancorp after the conversion and stock offering, the board of directors believes that it is appropriate to include certain provisions as part of Lake Shore Bancorp’s articles of incorporation to protect the interests of Lake Shore Bancorp and its stockholders from takeovers which the board of directors might conclude are not in the best interests of Lake Shore Bancorp or its stockholders.

The following discussion is a general summary of the material provisions of Maryland law, Lake Shore Bancorp’s articles of incorporation and bylaws and certain other regulatory provisions that may be deemed to have an “anti-takeover” effect. The following description is necessarily general and is not intended to be a complete description of the document or regulatory provision in question. Lake Shore Bancorp’s articles of incorporation and bylaws are included as part of Lake Shore, MHC’s application for conversion filed with the Federal Reserve Board and Lake Shore Bancorp’s registration statement filed with the Securities and Exchange Commission. See “Where You Can Find Additional Information.”

Maryland Law and Articles of Incorporation and Bylaws of Lake Shore Bancorp, Inc.

Maryland law, as well as Lake Shore Bancorp’s articles of incorporation and bylaws, contain a number of provisions relating to corporate governance and rights of stockholders that may discourage future takeover attempts. As a result, stockholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions will also render the removal of the board of directors or management of Lake Shore Bancorp more difficult.

Directors. The board of directors will be divided into three classes. The members of each class will be elected for a term of three years and only one class of directors will be elected annually. Therefore, it would take at least two annual elections to replace a majority of the board of directors. The bylaws establish qualifications for board members, including residency restrictions, restrictions on affiliations with competitors of Lake Shore Bank and restrictions based upon prior legal or regulatory violations. Further, the bylaws impose notice and information requirements in connection with the nomination by stockholders of candidates for election to the board of directors or the proposal by stockholders of business to be acted upon at an annual meeting of stockholders. Such notice and information requirements are applicable to all stockholder business proposals and nominations, and are in addition to any requirements under the federal securities laws.

Restrictions on Calling Special Meetings. The articles of incorporation and bylaws provide that special meetings of stockholders can be called by the president, the chief executive officer, the chairman, by a majority of the whole board of directors or upon the written request of stockholders entitled to cast at least a majority of all votes entitled to vote at the meeting.

Prohibition of Cumulative Voting. The articles of incorporation prohibit cumulative voting for the election of directors.

Limitation of Voting Rights. The articles of incorporation provide that in no event will any person who beneficially owns more than 10% of the then-outstanding shares of common stock, be entitled or permitted to vote any of the shares of common stock held in excess of the 10% limit without prior board approval. This provision has been included in the articles of incorporation in reliance on Section 2-507(a) of the Maryland General Corporation Law, which entitles stockholders to one vote for each share of stock unless the articles of incorporation provide for a greater or lesser number of votes per share or limit or deny voting rights.

Restrictions on Removing Directors from Office. The articles of incorporation provide that directors may be removed only for cause, and only by the affirmative vote of the holders of at least two-thirds of the voting power of all of Lake Shore Bancorp’s then-outstanding common stock entitled to vote (after giving effect to the limitation on voting rights discussed above in “—Limitation of Voting Rights”).

Authorized but Unissued Shares. After the conversion and stock offering, Lake Shore Bancorp will have authorized but unissued shares of common and preferred stock. See “Description of Capital Stock of Lake Shore Bancorp, Inc.” The articles of incorporation authorize 10,000,000 shares of serial preferred stock. Lake Shore Bancorp is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the board of directors is authorized to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of the shares of each such series. In the event of a proposed merger, tender offer or other attempt to gain control of Lake Shore Bancorp that the board of directors does not approve, it may be possible for the board of directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of the transaction. An effect of the possible issuance of preferred stock therefore may be to deter a future attempt to gain control of Lake Shore Bancorp. The board of directors has no present plan or understanding to issue any preferred stock.

Amendments to Articles of Incorporation and Bylaws. Amendments to the articles of incorporation must be approved by the board of directors and by the affirmative vote of at least two-thirds of the outstanding shares of common stock, or by the affirmative vote of a majority of the outstanding shares of common stock if at least two-thirds of the members of the whole board of directors approves such amendment; provided, however, that absent at least a two-thirds vote of the members of the whole board of directors approving certain provisions, approval by at least 80% of the outstanding voting stock is generally required to amend certain provisions. A list of these provisions is provided under “Comparison of Stockholders’ Rights For Stockholders of Lake Shore Federal Bancorp—Amendment of Governing Instruments.”

The articles of incorporation also provide that the bylaws may be amended by the affirmative vote of a majority of Lake Shore Bancorp’s directors or by the affirmative vote of at least 80% of the total votes eligible to be cast by stockholders at a duly constituted meeting of stockholders. Any amendment of this super-majority requirement for amendment of the bylaws would also require the approval of 80% of the total votes eligible to be cast unless at least two-thirds of the members of the whole board of directors approves such amendment in which case only the affirmative vote of at least two-thirds of the total votes eligible to be cast will be required.

The provisions requiring the affirmative vote of 80% of the total eligible votes eligible to be cast for certain stockholder actions have been included in the articles of incorporation of Lake Shore Bancorp in reliance on Section 2-104(b)(4) of the Maryland General Corporation Law, which permits the articles of incorporation to require a greater proportion of votes than the proportion that would otherwise be required for stockholder action under the Maryland General Corporation Law.

Business Combinations with Interested Stockholders. Maryland law restricts mergers, consolidations, sales of assets and other business combinations between Lake Shore Bancorp and an “interested stockholder.” See “Comparison of Stockholder Rights for Stockholders of Lake Shore Federal Bancorp—Mergers, Consolidations and Sales of Assets.”

Evaluation of Offers. The articles of incorporation of Lake Shore Bancorp provide that its board of directors, when evaluating a transaction that would or may involve a change in control of Lake Shore Bancorp (whether by purchases of its securities, merger, consolidation, share exchange, dissolution, liquidation, sale of all or substantially all of its assets, proxy solicitation or otherwise), may, in connection with the exercise of its business judgment in determining what is in the best interests of Lake Shore Bancorp and its stockholders and in making any recommendation to the stockholders, give due consideration to all relevant factors, including, but not limited to, certain enumerated factors. For a list of these enumerated factors, see “Comparison of Stockholder Rights for Stockholders of Lake Shore Federal Bancorp—Evaluation of Offers.”

Purpose and Anti-Takeover Effects of Lake Shore Bancorp, Inc.’s Articles of Incorporation and Bylaws. Our board of directors believes that the provisions described above are prudent and will reduce our vulnerability to takeover attempts and certain other transactions that have not been negotiated with and approved by our board of directors. These provisions also will assist us in the orderly deployment of the stock offering proceeds into productive assets during the initial period after the conversion and stock offering. We believe these provisions are in the best interests of Lake Shore Bancorp and its stockholders. Our board of directors believes that it will be in the best position to determine the true value of Lake Shore Bancorp and to negotiate more effectively for what may be in the best interests of all our stockholders. Accordingly, our board of directors believes that it is in the best interests of Lake Shore Bancorp and all of our stockholders to encourage potential acquirers to negotiate directly with the board of directors and that these provisions will encourage such negotiations and discourage hostile takeover attempts. It is also the view of our board of directors that these provisions should not discourage persons from proposing a merger or other transaction at a price reflective of the true value of Lake Shore Bancorp and that is in the best interests of all our stockholders.

Takeover attempts that have not been negotiated with and approved by our board of directors present the risk of a takeover on terms that may be less favorable than might otherwise be available. A transaction that is negotiated and approved by our board of directors, on the other hand, can be carefully planned and undertaken at an opportune time in order to obtain maximum value for our stockholders, with due consideration given to matters such as the management and business of the acquiring corporation.

Although a tender offer or other takeover attempt may be made at a price substantially above the current market price, such offers are sometimes made for less than all of the outstanding shares of a target company. As a result, stockholders may be presented with the alternative of partially liquidating their investment at a time that may be disadvantageous, or retaining their investment in an enterprise that is under different management and whose objectives may not be similar to those of the remaining stockholders.

Despite our belief as to the benefits to stockholders of these provisions of Lake Shore Bancorp’s articles of incorporation and bylaws, these provisions also may have the effect of discouraging a future takeover attempt that would not be approved by our board of directors, but pursuant to which stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have any opportunity to do so. Such provisions will also make it more difficult to remove our board of directors and management. Our board of directors, however, has concluded that the potential benefits outweigh the possible disadvantages.

Federal Conversion Regulations

Federal Reserve Board regulations prohibit any person from making an offer, announcing an intent to make an offer or participating in any other arrangement to purchase stock or acquire stock or subscription rights in a converting institution or its holding company from another person before completion of its conversion. Further, without the prior written approval of the Federal Reserve Board, no person may make an offer or announcement of an offer to purchase shares or actually acquire shares of a converted institution or its holding company for a period of three years from the date of the completion of the conversion and stock offering if, upon the completion of such offer, announcement or acquisition, the person would become the beneficial owner of more than 10% of the outstanding stock of the institution or its holding company. The Federal Reserve Board has defined “person” to include any individual, group acting in concert, corporation, partnership, association, joint stock company, trust, unincorporated organization or similar company, a syndicate or any other group formed for the purpose of acquiring, holding or disposing of securities of an insured institution. However, offers made exclusively to a bank or its holding company, or to an underwriter or member of a selling group acting on the converting institution’s or its holding company’s behalf for resale to the general public, are excepted. The regulation also provides civil penalties for willful violation or assistance in any such violation of the regulation by any person connected with the management of the converting institution or its holding company or who controls more than 10% of the outstanding shares or voting rights of a converted institution or its holding company.

Change in Control Law and Regulations

Under the Change in Bank Control Act, no person or group of persons may acquire “control” of a bank holding company, such as Lake Shore Bancorp, unless the Federal Reserve Board has been given 60 days’ prior written notice and has not issued a notice disapproving the proposed acquisition, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the competitive effects of the acquisition. Control, as defined under the Change in Bank Control Act and applicable regulations, means ownership, control of, or the power to vote 25% or more of any class of voting securities of the company. Acquisition of more than 10% of any class of a bank holding company’s voting securities constitutes a rebuttable presumption of control under certain circumstances, including where, as will be the case with Lake Shore Bancorp, the issuer has registered securities under Section 12 of the Securities Exchange Act of 1934.

In addition, the Bank Holding Company Act prohibits any company from acquiring control of a bank or bank holding company without first having obtained the approval of the Federal Reserve Board. Among other circumstances, under the Bank Holding Company Act, a company has control of a bank or bank holding company if the company owns, controls or has the power to vote 25% or more of a class of voting securities of the bank or bank holding company, controls in any manner the election of a majority of directors of the bank or bank holding company, or the Federal Reserve Board has determined, after notice and opportunity for hearing, that the company has the power to exercise a controlling influence over the management or policies of the bank or bank holding company. The Federal Reserve Board has established presumptions of control under which the acquisition of control of 5% or more of a class of voting securities of a bank holding company, together with other factors enumerated by the Federal Reserve Board, could constitute the acquisition of control of a bank holding company for purposes of the Bank Holding Company Act.

DESCRIPTION OF CAPITAL STOCK OF LAKE SHORE BANCORP FOLLOWING THE CONVERSION

AND STOCK OFFERING

General

Lake Shore Bancorp is authorized to issue 40,000,000 shares of common stock, par value of $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. Lake Shore Bancorp currently expects to issue in the stock offering and the exchange up to a total of 10,410,135 shares of common stock, at the adjusted maximum of the offering range. Lake Shore Bancorp will not issue shares of preferred stock in the conversion and stock offering. Each share of common stock will have the same relative rights as, and will be identical in all respects to, each other share of common stock. Upon payment of the subscription price for the common stock, in accordance with the plan of conversion, all of the shares of common stock will be duly authorized, fully paid and non-assessable.

The shares of common stock will represent non-withdrawable capital, will not be an account of an insurable type, and will not be insured by the Federal Deposit Insurance Corporation or any other government agency.

The articles of incorporation of Lake Shore Bancorp contain a provision that provides that state and federal courts in the State of Maryland are the sole and exclusive forum for certain stockholder lawsuits. See “Risk Factors—Risks Related to the Stock Offering—Our articles of incorporation provide that, subject to limited exception, state and federal courts in the State of Maryland are the sole and exclusive forum for certain stockholders litigation matters, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, and other employees” and “Comparison of Stockholders’ Rights for Stockholders of Lake Shore Federal Bancorp—Forum Selection for Certain Stockholder Lawsuits” for further information.

Common Stock

Dividends. Lake Shore Bancorp may pay dividends on its common stock if, after giving effect to such dividends, it would be able to pay its debts in the usual course of business and its total assets would exceed the sum of its total liabilities plus the amount needed to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to those receiving the dividends. However, even if Lake Shore Bancorp’s assets are less than the amount necessary to satisfy the requirement set forth above, Lake Shore Bancorp may pay dividends from: its net earnings for the fiscal year in which the distribution is made; its net earnings for the preceding fiscal year; or the sum of its net earnings for the preceding eight fiscal quarters. The payment of dividends by Lake Shore Bancorp is also subject to limitations that are imposed by applicable regulation, including restrictions on payments of dividends that would reduce Lake Shore Bancorp’s assets below the then-adjusted balance of its liquidation account. The holders of common stock of Lake Shore Bancorp will be entitled to receive and share equally in dividends as may be declared by our board of directors out of funds legally available therefor. If Lake Shore Bancorp issues shares of preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Voting Rights. Upon completion of the stock offering and exchange, the holders of common stock of Lake Shore Bancorp will have exclusive voting rights in Lake Shore Bancorp. They will elect Lake Shore Bancorp’s board of directors and act on other matters as are required to be presented to them under Maryland law or as are otherwise presented to them by the board of directors. Generally, each holder of common stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors. Any person who beneficially owns more than 10% of the then-outstanding shares of Lake Shore Bancorp’s common stock, however, will not be entitled or permitted to vote any shares of common stock held in excess of the 10% limit without prior board approval. If Lake Shore Bancorp issues shares of preferred stock, holders of the preferred stock may also possess voting rights. Certain matters may require the approval of 80% of our outstanding common stock.

When we become a New York-chartered commercial bank, corporate powers and control of Lake Shore Bank will be vested in its board of directors, who elect the officers of Lake Shore Bank and who fill any vacancies on the board of directors. Voting rights of Lake Shore Bank will be vested exclusively in the owners of the shares of capital stock of Lake Shore Bank, which will be Lake Shore Bancorp, and voted at the direction of Lake Shore Bancorp’s board of directors. Consequently, the holders of the common stock of Lake Shore Bancorp will not have direct control of Lake Shore Bank.

Liquidation. In the unlikely event of any liquidation, dissolution or winding up of Lake Shore Bank, Lake Shore Bancorp, as the holder of 100% of Lake Shore Bank’s capital stock, would be entitled to receive all assets of Lake Shore Bank available for distribution, after payment or provision for payment of all debts and liabilities of Lake Shore Bank, including all deposit accounts and accrued interest thereon, and after distribution of the balance in the liquidation account to Eligible Account Holders and Supplemental Eligible Account Holders. In the unlikely event of liquidation, dissolution or winding up of Lake Shore Bancorp, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities (including payments with respect to its liquidation account), all of the assets of Lake Shore Bancorp available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

Preemptive Rights. Holders of the common stock of Lake Shore Bancorp will not be entitled to preemptive rights with respect to any shares that may be issued. The common stock is not subject to redemption.

Preferred Stock

None of Lake Shore Bancorp’s authorized shares of preferred stock will be issued as part of the conversion and stock offering. Preferred stock may be issued with preferences and designations as our board of directors may from time to time determine. Our board of directors may, without stockholder approval, issue shares of preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

TRANSFER AGENT

The transfer agent and registrar for Lake Shore Bancorp’s common stock is Computershare Trust Company, N.A., Canton, Massachusetts.

EXPERTS

The consolidated financial statements of Lake Shore Federal Bancorp as of December 31, 2024 and for the year ended December 31, 2024 have been included in this proxy statement/prospectus and in the registration statement in reliance upon the report of Yount, Hyde & Barbour, P.C., independent registered public accounting firm, appearing elsewhere in this proxy statement/prospectus, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Lake Shore Federal Bancorp as of December 31, 2023 and for the year ended December 31, 2023 have been included in this proxy statement/prospectus and in the registration statement in reliance upon the report of Baker Tilly US, LLP, independent registered public accounting firm, appearing elsewhere in this proxy statement/prospectus, and upon the authority of said firm as experts in accounting and auditing.

RP Financial has consented to the publication in this proxy statement/prospectus of the summary of its report setting forth its opinion as to the estimated pro forma market value of the shares of common stock of Lake Shore Bancorp upon completion of the conversion and stock offering and of its letters with respect to subscription rights and the liquidation accounts.

LEGAL MATTERS

Luse Gorman, PC, Washington, D.C., special counsel to Lake Shore Bancorp, Lake Shore, MHC, Lake Shore Federal Bancorp, and Lake Shore Savings Bank, has issued to Lake Shore Bancorp its opinion regarding the legality of the common stock and has issued to Lake Shore Bancorp, Lake Shore, MHC, Lake Shore Federal Bancorp, and Lake Shore Savings Bank its opinion regarding the federal income tax consequences of the conversion and stock offering. Yount, Hyde & Barbour, P.C., Winchester, Virginia, has provided an opinion to us regarding the New York income tax consequences of the conversion and stock offering. Certain legal matters will be passed upon for Raymond James and, and, in the event of a syndicated community offering, for any other co-managers, by Kilpatrick Townsend & Stockton LLP, Washington, D.C.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Lake Shore Bancorp has filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 with respect to the shares of common stock offered hereby. As permitted by the rules and regulations of the Securities and Exchange Commission, this proxy statement/prospectus does not contain all the information set forth in the registration statement. Such information, including the appraisal report, which is an exhibit to the registration statement, can be examined without charge through the Securities and Exchange Commission’s web site (www.sec.gov) which contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission, including Lake Shore Bancorp. The statements contained in this proxy statement/prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are, of necessity, brief descriptions of the material terms of, and should be read in conjunction with, such contract or document.

Lake Shore, MHC has filed an application for conversion and a bank holding company application, both with the Federal Reserve Board. To obtain a copy of the applications filed with the Federal Reserve Board, you may contact Mr. Keith Goodwin, Head of Bank Applications, Bank Applications Function of the Federal Reserve Bank of New York at (212) 720-5885. The plan of conversion is available for inspection, upon request, at each office of Lake Shore Savings Bank.

In connection with the conversion and stock offering, Lake Shore Bancorp will register its common stock under Section 12 of the Securities Exchange Act of 1934. Upon such registration, Lake Shore Bancorp and the holders of its common stock will become subject to the proxy solicitation rules, reporting requirements and restrictions on common stock purchases and sales by directors, officers and greater than 10% stockholders, the annual and periodic reporting and certain other requirements of the Securities Exchange Act of 1934. Under the plan of conversion, Lake Shore Bancorp has undertaken that it will not terminate such registration for a period of at least three years following the completion of the conversion and stock offering.

STOCKHOLDER PROPOSALS

In order to be eligible for inclusion in our proxy materials for our 2026 Annual Meeting of Stockholders, any stockholder proposal to take action at such meeting must be received at our executive office, located at 31 East Fourth Street, Dunkirk, New York 14048, no later than December 12, 2025. Any such proposals shall be subject to the requirements of the proxy rules adopted under the Exchange Act. Under SEC Rule 14a-19, a stockholder intending to engage in a director election contest with respect to Lake Shore Bancorp’s annual meeting of stockholders to be held in 2026 must give Lake Shore Bancorp notice of its intent to solicit proxies by providing the names of its nominees and certain other information at least 60 calendar days before the anniversary of the previous year’s annual meeting. This deadline is March 23, 2026.

ADVANCE NOTICE OF BUSINESS TO BE CONDUCTED AT AN ANNUAL MEETING

Provisions of Lake Shore Federal Bancorp’s Bylaws. Under Lake Shore Federal Bancorp’s bylaws, any new business or director nominees to be taken up at the annual meeting must be stated in writing and filed with the secretary of Lake Shore Federal Bancorp at least 30 days before the date of the annual meeting, provided, however, that in the event less than 40 days notice of the annual meeting is given, a written proposal or nomination may be accepted from a stockholder not later than the close of business on the tenth day following notice of the annual meeting, and all business so stated, proposed, and filed shall be considered at the annual meeting so long as the business relates to a proper matter for stockholder action. Any stockholder may make any other proposal or nomination at the annual meeting and the same may be discussed and considered, but unless stated in writing and filed with the secretary at least 30 days before the meeting, such proposal or nomination shall be laid over for action at an adjourned, special or annual meeting of the stockholders taking place 30 days or more thereafter. A stockholder’s notice to the secretary shall set forth as to each such matter the stockholder proposes to bring before the annual meeting (1) a brief description of the proposal desired to be brought or nominee; and (2) the name and address of such stockholder and the number of shares of common stock of Lake Shore Federal Bancorp that such stockholder owns of record. This provision shall not prevent the consideration and approval or disapproval at the annual meeting of reports of officers, directors, and committees; but in connection with such reports, no new business shall be acted upon at such annual meeting unless stated and filed as herein provided.

Provisions of Lake Shore Bancorp’s Bylaws. Lake Shore Bancorp’s Bylaws provide an advance notice procedure for certain business, or nominations to the Board of Directors, to be brought before an annual meeting of stockholders. In order for a stockholder to properly bring business before an annual meeting, or to propose a nominee to the board of directors, Lake Shore Bancorp’s Secretary must receive written notice not less than 90 days nor more than the 100 days before the anniversary of the prior year’s annual meeting of stockholders; provided, however, that in the event the date of the annual meeting is advanced more than 30 days before the anniversary of the preceding year’s annual meeting, then, to be timely, notice by the stockholder must be so received no earlier than the day on which public disclosure of the date of such annual meeting is first made and not later than the tenth day following the earlier of the day notice of the meeting was mailed to stockholders or such public disclosure was made.

The notice with respect to stockholder proposals that are not nominations for director must set forth as to each matter such stockholder proposes to bring before the annual meeting: (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting; (ii) the name and address of such stockholder as they appear on Lake Shore Bancorp’s books and of the beneficial owner, if any, on whose behalf the proposal is made; (iii) the class or series and number of shares of capital stock of Lake Shore Bancorp which are owned beneficially or of record by such stockholder and such beneficial owner; (iv) a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal of such business by such stockholder and any material interest of such stockholder in such business; and (v) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting.

The notice with respect to director nominations must include: (a) as to each person whom the stockholder proposes to nominate for election as a director, (i) all information relating to such person that would indicate such person’s qualification to serve on the Board of Directors of Lake Shore Bancorp; (ii) an affidavit that such person would not be disqualified under the provisions of Article II, Section 12 of Lake Shore Bancorp’s Bylaws; (iii) such information relating to such person that is required to be disclosed in connection with solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any successor rule or regulation; and (iv) a written consent of each proposed nominee to be named as a nominee and to serve as a director if elected; and (b) as to the stockholder giving the notice: (i) the name and address of such stockholder as they appear on Lake Shore Bancorp’s books and of the beneficial owner, if any, on whose behalf the nomination is made; (ii) the class or series and number of shares of capital stock of Lake Shore Bancorp which are owned beneficially or of record by such stockholder and such beneficial owner; (iii) a description of all arrangements or understandings between such stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such stockholder; (iv) a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice; (v) whether such stockholder intends to solicit proxies in support of director nominees other than Lake Shore Bancorp’s nominees in accordance with the Exchange Act and the rules and regulations promulgated thereunder; and (vi) any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Regulation 14A under the Exchange Act or any successor rule or regulation.

The 2026 annual meeting of stockholders is expected to be held on May 20, 2026. If the conversion and stock offering is completed, advance written notice for certain business, or nominations to the Board of Directors, to be brought before the next annual meeting must be given to us no earlier than February 17, 2026 and no later than February 27, 2026. If notice is received before February 17, 2026 or after February 27, 2026, it will be considered untimely, and we will not be required to present the matter at the stockholders meeting.

Nothing in this proxy statement/prospectus shall be deemed to require us to include in our proxy statement and proxy relating to an annual meeting any stockholder proposal that does not meet all of the requirements for inclusion established by the Securities and Exchange Commission in effect at the time such proposal is received.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SPECIAL MEETING

The Notice of Special Meeting of Stockholders, Proxy Statement/Prospectus, and Proxy Card are available at http://www.edocumentview.com/LSBK-SPC.

OTHER MATTERS

As of the date of this document, the board of directors is not aware of any business to come before the special meeting other than the matters described above in the proxy statement/prospectus. However, if any matters should properly come before the special meeting, it is intended that the holders of the proxies will act in accordance with their best judgment.

BY ORDER OF THE BOARD OF DIRECTORS

Eric Hohenstein
Corporate Secretary

Dunkirk, New York

May 23, 2025

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Lake Shore Bancorp, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of Lake Shore Bancorp, Inc. and Subsidiary (the Company) as of December 31, 2024, the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses – Collectively Evaluated Loans

Description of the Matter

As further described in Note 2 (Summary of Significant Accounting Policies) and Note 5 (Allowance for Credit Losses) to the consolidated financial statements, the allowance for credit losses on loans is a valuation allowance that represents management’s best estimate of expected credit losses on loans measured at amortized cost considering available information relevant to assessing collectability over the loans’ contractual terms. Loans which share common risk characteristics are pooled and collectively evaluated by the Company using historical data, as well as assessments of current conditions and reasonable and supportable forecasts of future conditions. The Company’s allowance for credit losses on loans related to collectively evaluated loans totaled $5.13 million, which represented the full amount of the allowance recorded as of December 31, 2024. The collectively evaluated allowance for credit losses consists of quantitative and qualitative components.

The quantitative component consists of loss estimates derived from a vintage model approach. The vintage model measures the expected loss calculation for future periods based on the historical performance by the origination period of loans with similar life cycles and risk characteristics. The calculated loss percentages are then applied to the remaining outstanding balances for each vintage year, for the estimated remaining life of the loans in the loan segment. These estimates consider large amounts of data in tabulating significant inputs to the calculations. In addition to the quantitative component, the collectively evaluated allowance for credit losses on loans also includes a qualitative component which aggregates management’s assessment of available information relevant to assessing collectability that is not captured in the quantitative loss estimation process. Factors considered by management in developing its qualitative estimates include: trends in the nature and volume of the portfolio, loan concentrations, changes in the experience, ability and depth of the Company’s lending management, and national and local economic conditions. In addition, the qualitative component incorporates forecasts of unemployment data and changes in gross domestic production to further adjust the quantitative estimate of losses. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

Management exercised significant judgment when estimating the allowance for credit losses on collectively evaluated loans. We identified the estimation of the collectively evaluated allowance for credit losses on loans as a critical audit matter, as auditing the estimate involved especially complex and subjective auditor judgment in evaluating management’s assessment of the inherently subjective estimates.

How We Addressed the Matter in Our Audit

The primary audit procedures we performed to address this critical audit matter included:

•	Obtaining an understanding of the Company’s process for determining its allowance on collectively evaluated loans, including the underlying methodology and significant inputs to the calculation.

•	Substantively testing management’s process for measuring the collectively evaluated allowance for credit losses, including:

•	Evaluating the conceptual soundness of the methodology for determining the collectively evaluated allowance for credit losses.

•	Testing significant inputs to the calculation, including historical losses and loan data.

•	Evaluating the pool of collectively evaluated loans for completeness.

•

Evaluating management’s determination of the qualitative adjustments, including evaluating data on which the qualitative adjustments were based as well as the relative magnitude of the adjustments and the completeness and accuracy of the data utilized.

•

Testing the mathematical accuracy of the allowance for credit losses for collectively evaluated loans, including calculation of the underlying quantitative component as well as application of qualitative factors to the collectively evaluated loan balances.

/s/ Yount, Hyde & Barbour, P.C.

We have served as the Company’s auditor since 2024.

Winchester, Virginia

March 14, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

Lake Shore Bancorp, Inc. and Subsidiary:

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of Lake Shore Bancorp, Inc. and Subsidiary (Company) as of December 31, 2023, the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for the year then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit of the financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Baker Tilly US, LLP

We have served as the Company’s auditor from 2005 to 2024.

Pittsburgh, Pennsylvania

March 22, 2024

Lake Shore Bancorp, Inc. and Subsidiary

Consolidated Statements of Financial Condition

	December 31, 2024	December 31, 2023
	(Dollars in thousands, except share data)
Assets
Cash and due from banks	$2,710	$4,648
Interest earning deposits	30,421	49,082

Cash and Cash Equivalents	33,131	53,730
Securities, at fair value	56,495	60,442
Federal Home Loan Bank stock, at cost	1,157	2,293
Loans receivable, net of allowance for credit losses of $5,133 in 2024 and $6,463 in 2023	544,620	555,828
Premises and equipment, net	7,218	7,870
Accrued interest receivable	2,819	2,835
Bank-owned life insurance	29,340	29,355
Other assets	10,724	12,765

Total Assets	$685,504	$725,118

Liabilities and Stockholders’ Equity
Liabilities
Deposits:
Interest bearing	$476,566	$495,738
Non-interest bearing	96,412	95,186

Total Deposits	572,978	590,924
Long-term debt	10,250	35,250
Advances from borrowers for taxes and insurance	3,225	3,307
Other liabilities and accrued interest payable	9,183	9,364

Total Liabilities	595,636	638,845

Commitments and Contingencies
Stockholders’ Equity
Common stock, $0.01 par value per share, 25,000,000 shares authorized; 6,836,514 shares issued and 5,735,226 shares outstanding at December 31, 2024 and 6,836,514 shares issued and 5,686,288 shares outstanding at December 31, 2023	68	68
Additional paid-in capital	31,512	31,456
Treasury stock, at cost (1,101,288 shares at December 31, 2024 and 1,150,226 shares at December 31, 2023)	(13,304)	(13,760)
Unearned shares held by ESOP	(938)	(1,023)
Unearned shares held by compensation plans	(311)	(39)
Retained earnings	82,805	78,956
Accumulated other comprehensive loss	(9,964)	(9,385)

Total Stockholders’ Equity	89,868	86,273

Total Liabilities and Stockholders’ Equity	$685,504	$725,118

See notes to consolidated financial statements.

Lake Shore Bancorp, Inc. and Subsidiary

Consolidated Statements of Income

	Years Ended December 31,
	2024	2023
	(Dollars in thousands, except per share data)
Interest Income
Loans, including fees	$30,713	$30,009
Investment securities, taxable	765	898
Investment securities, tax-exempt	866	1,043
Interest-earning deposits & federal funds sold	2,460	1,805

Total Interest Income	34,804	33,755

Interest Expense
Deposits	13,077	8,069
Short-term borrowings	—	87
Long-term debt	621	1,191
Finance lease	43	50

Total Interest Expense	13,741	9,397

Net Interest Income	21,063	24,358
(Credit) Provision for Credit Losses	(1,479)	(1,043)

Net Interest Income After (Credit) Provision for Credit Losses	22,542	25,401
Non-Interest Income
Service charges and fees	1,104	1,045
Debit card fees	816	846
Earnings on bank-owned life insurance	1,074	761
Unrealized gain on equity securities	54	11
Unrealized loss on interest rate swap	—	(58)
Recovery on previously impaired investment securities	6	7
Loss on sale of securities available for sale	—	(59)
Earnings on annuity assets	161	—
Other	89	82

Total Non-Interest Income	3,304	2,635

Non-Interest Expense
Salaries and employee benefits	11,452	11,254
Occupancy and equipment	2,717	2,911
Professional services	1,449	2,489
Data processing	1,786	1,745
Telephone and communications	434	407
Advertising	94	578
FDIC insurance	796	1,113
Postage and supplies	276	261
Other	976	1,059

Total Non-Interest Expense	19,980	21,817

Income before Income Taxes	5,866	6,219
Income Tax Expense	935	1,399

Net Income	$4,931	$4,820

Basic and diluted earnings per common share	$0.88	$0.82

Dividends declared per share	$0.54	$—

See notes to consolidated financial statements.

Lake Shore Bancorp, Inc. and Subsidiary

Consolidated Statements of Comprehensive Income

	Years Ended December 31,
	2024	2023
	(Dollars in thousands)
Net Income	$4,931	$4,820
Other Comprehensive Income, net of tax benefit (expense):
Unrealized holding (losses) gains on securities available for sale, net of tax benefit (expense)	(574)	905
Reclassification adjustments related to:
Recovery on previously impaired investment securities included in net income, net of tax expense	(5)	(5)
Net loss on sale of securities included in net income, net of tax benefit	—	47

Total Other Comprehensive (Loss) Income	(579)	947

Total Comprehensive Income	$4,352	$5,767

See notes to consolidated financial statements.

Lake Shore Bancorp, Inc. and Subsidiary

Consolidated Statements of Stockholders’ Equity

Years Ended December 31, 2024 and 2023

	Common Stock	Additional Paid-In Capital	Treasury Stock	Unearned Shares Held by ESOP	Unearned Shares Held by Compensation Plans	Retained Earnings	Accumulated Other Comprehensive Loss	Total
	(Dollars in thousands)
Balance - January 1, 2023	$68	$31,459	$(13,571)	$(1,108)	$(191)	$74,859	$(10,332)	$81,184
Cumulative change in accounting principle (Note 2)	—	—	—	—	—	(723)	—	(723)
Net income	—	—	—	—	—	4,820	—	4,820
Other comprehensive income, net of tax expense of $251	—	—	—	—	—	—	947	947
ESOP shares earned (7,935 shares)	—	1	—	85	—	—	—	86
Compensation plan shares granted (8,282 shares)	—	—	78	—	(78)	—	—	—
Compensation plan shares forfeited (22,296 shares)	—	—	(209)	—	209	—	—	—
Compensation plan shares earned, net of forfeitures (2,102 shares)	—	(4)	—	—	21	—	—	17
Common stock repurchased on vesting for payroll taxes (4,923 shares)	—	—	(58)	—	—	—	—	(58)

Balance - December 31, 2023	$68	$31,456	$(13,760)	$(1,023)	$(39)	$78,956	$(9,385)	$86,273

	Common Stock	Additional Paid-In Capital	Treasury Stock	Unearned Shares Held by ESOP	Unearned Shares Held by Compensation Plans	Retained Earnings	Accumulated Other Comprehensive Loss	Total
	(Dollars in thousands, except per share data)
Balance - January 1, 2024	$68	$31,456	$(13,760)	$(1,023)	$(39)	$78,956	$(9,385)	$86,273
Net income	—	—	—	—	—	4,931	—	4,931
Other comprehensive loss, net of tax benefit of $153	—	—	—	—	—	—	(579)	(579)
ESOP shares earned (7,935 shares)	—	14	—	85	—	—	—	99
Compensation plan shares granted (52,252 shares)	—	—	491	—	(491)	—	—	—
Compensation plan shares forfeited (1,644 shares)	—	—	(15)	—	15	—	—	—
Compensation plan shares earned, net of forfeitures (21,720 shares)	—	42	—	—	204	—	—	246
Cash dividends declared ($0.54 per share)	—	—	—	—	—	(1,082)	—	(1,082)
Common stock repurchased on vesting for payroll taxes (1,670 shares)	—	—	(20)	—	—	—	—	(20)

Balance - December 31, 2024	$68	$31,512	$(13,304)	$(938)	$(311)	$82,805	$(9,964)	$89,868

See notes to consolidated financial statements.

Lake Shore Bancorp, Inc. and Subsidiary

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2024	2023
	(Dollars in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$4,931	$4,820
Adjustments to reconcile net income to net cash provided by operating activities:
Net amortization of investment securities	72	60
Net amortization of deferred loan costs	496	552
(Credit) provision for credit losses	(1,479)	(1,043)
Recovery on previously impaired investment securities	(6)	(7)
Unrealized gain on equity securities	(54)	(11)
Unrealized loss on interest rate swap	—	58
Loss on sale of investment securities	—	59
Depreciation of premises and equipment	739	807
Increase in cash surrender value of bank-owned life insurance	(1,074)	(761)
Earnings on annuity assets	(161)	—
ESOP shares committed to be released	99	86
Stock based compensation expense	246	17
Decrease (increase) in accrued interest receivable	16	(39)
(Increase) decrease in other assets	(1,419)	534
Impairment of foreclosed real estate	—	16
Loss (gain) on sale of foreclosed real estate	19	(15)
Gain on sale of premises and equipment	(14)	—
Deferred income tax expense	128	17
(Decrease) increase in other liabilities	(31)	1,055

Net Cash Provided by Operating Activities	2,508	6,205

CASH FLOWS FROM INVESTING ACTIVITIES
Activity in debt securities:
Sales	—	9,719
Maturities, prepayments and calls	3,203	3,983
Purchases of Federal Home Loan Bank of New York Stock	—	(1,314)
Redemptions of Federal Home Loan Bank of New York Stock	1,136	1,351
Proceeds from the surrender of and claim on Bank owned life insurance	7,674	635
Purchase of annuity assets	(3,000)	—
Loan principal collections and originations, net	12,020	17,858
Purchase of bank-owned life insurance	—	(12,596)
Proceeds from sale of interest rate swaps	—	214
Proceeds from sale of foreclosed real estate	42	64
Net sale (purchases) of premises and equipment	41	(391)

Net Cash Provided by Investing Activities	21,116	19,523

CASH FLOWS FROM FINANCING ACTIVITIES
Net (decrease) increase in deposits	(17,946)	20,805
Net decrease in advances from borrowers for taxes and insurance	(82)	(1)
Net decrease in short-term borrowings	—	(12,596)
Proceeds from issuance of long-term debt	—	15,250
Repayment of long-term debt	(25,000)	(4,950)
Repayment of finance lease obligation	(93)	(81)
Purchase of treasury stock	(20)	(58)
Cash dividends paid	(1,082)	—

Net Cash (Used in) Provided by Financing Activities	(44,223)	18,369

Net (Decrease) Increase in Cash and Cash Equivalents	(20,599)	44,097
CASH AND CASH EQUIVALENTS - BEGINNING	53,730	9,633

CASH AND CASH EQUIVALENTS - ENDING	$33,131	$53,730

SUPPLEMENTARY CASH FLOWS INFORMATION
Interest paid	$14,471	$8,634

Income taxes paid	$1,115	$1,321

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES
Accrued purchase of property and equipment	$114	$—
Right-of-use lease liabilities arising from obtaining right-of-use lease assets	$852	$—
Life insurance receivable	$—	$6,585
Foreclosed real estate acquired in settlement of loans	$—	$60

See notes to consolidated financial statements.

Lake Shore Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Note–1 - Organization and Nature of Operations

Organizational Structure

Lake Shore Bancorp, Inc. (the “Company,” “us,” “our,” or “we”) and the parent mutual holding company, Lake Shore, MHC (the “MHC”) were formed on April 3, 2006 to serve as the stock holding companies for Lake Shore Savings Bank (the “Bank”) as part of the Bank’s conversion and reorganization from a New York State chartered mutual savings and loan association to the federal mutual holding company form of organization.

The MHC, whose activity is not included in these consolidated financial statements, held 3,636,875 shares, or 63.4% of the Company’s outstanding common stock as of December 31, 2024. As of December 31, 2024, the MHC elected to waive dividends of approximately $20.6 million on a cumulative basis. The dividends waived by the MHC are considered a restriction on the retained earnings of the Company.

On January 27, 2025, the Board of Directors of the MHC adopted a Plan of Conversion and Reorganization pursuant to which the MHC will undertake a “second-step” conversion and Lake Shore Savings Bank, the wholly-owned subsidiary of Lake Shore Bancorp, will reorganize from the two-tier mutual holding company structure to the fully-public stock holding company structure. Refer to Note 21 – Subsequent Events for more information.

Charter

Lake Shore Bancorp, Inc. and the parent mutual holding company, Lake Shore, MHC are federally chartered and regulated by the Federal Reserve Board. Lake Shore Savings Bank, the wholly-owned subsidiary of Lake Shore Bancorp, Inc., is a federally chartered savings bank and regulated by the Office of the Comptroller of the Currency (the “OCC”).

Nature of Business

The Company’s primary business is the ownership and operation of its subsidiary, the Bank. The Bank is engaged primarily in the business of retail banking through ten branch offices located in Erie and Chautauqua Counties of New York State. Its primary deposit products are checking, savings and term certificate accounts and its primary lending products are commercial real estate loans and residential mortgages.

Note–2 - Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and the Bank. All material inter-company accounts and transactions have been eliminated. The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and to general practices within the banking industry. Certain prior periods amounts have been reclassified to conform to the current presentation. These reclassifications had no effect on 2023 net income or stockholders’ equity.

Use of Estimates

To prepare these consolidated financial statements in conformity with GAAP, management of the Company made a number of estimates and assumptions relating to the reporting of assets and liabilities and the reporting of revenue and expenses. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for credit losses, securities valuation estimates, and income taxes.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks, interest earning deposits at other financial institutions, and overnight federal funds sold which are generally sold for one to three-day periods.

Investment Securities

All debt securities are classified as available for sale and are carried at fair value with unrealized gains and losses, net of the related deferred income tax effect, excluded from earnings and reported as a separate component of accumulated other comprehensive income (loss) until realized. Equity securities are also measured at fair value with changes in the fair value recognized in the non-interest income component of the consolidated statements of income. Realized gains and losses on securities transactions are reported in earnings and computed using the specific identification method.

An allowance for credit losses is deducted from the amortized cost basis of financial assets to present the net carrying value at the amount that is expected to be collected over the contractual term. For available for sale debt securities in an unrealized loss position, the Company first assesses whether it intends to sell or if it is more likely than not that it will be required to sell the security before the recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security’s amortized cost basis is written down to fair value through income. For available for sale debt securities that do not meet the aforementioned criteria, the Company evaluates whether the decline in fair value has resulted from credit deterioration or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, any excess cost is recorded as an allowance for credit losses. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income. The Company elected the practical expedient of zero loss estimates for securities issued by U.S. government entities and agencies. These securities are either explicitly or implicitly guaranteed by the U.S. government, are highly rated by major agencies, and have a long history of no losses.

Accrued interest of $254,000 and $260,000 as of December 31, 2024 and 2023, respectively, on available for sale debt securities is included in accrued interest receivable on the consolidated statements of financial condition and is excluded from the allowance for credit losses estimation process.

Federal Home Loan Bank Stock

Federal law requires a member institution of the Federal Home Loan Bank (“FHLB”) system to hold restricted stock of its district Federal Home Loan Bank according to a predetermined formula. This stock is restricted in that it can only be sold to the FHLB or to another member institution and all sales of FHLB stock must be at par. As a result of these restrictions, FHLB stock is carried at cost on the consolidated statements of financial condition. The investment is periodically evaluated for impairment based on the ultimate recoverability of cost.

Loans Receivable

Loans receivable that management has the intent and ability to hold until maturity or payoff are stated at their outstanding unpaid principal balances, net of allowance for credit losses and any deferred fees and costs. Interest income is accrued on the unpaid principal balance. Loan origination fees and costs are deferred and recognized as an adjustment of the yield (interest income) of the related loans. The Company is generally amortizing these amounts over the contractual life of the loan.

Management considers a loan to be in delinquency status when the contractual payment of principal or interest has become greater than 30 days past due. The accrual of interest is generally discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectability of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on non-accrual status, unpaid interest credited to income is reversed in the current year. Interest received on non-accrual loans generally is either applied against principal or reported as interest income, according to management’s judgment as to the collectability of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time, and the ultimate collectability of the total contractual principal and interest is no longer in doubt.

Charge-offs are recorded as a reduction to the allowance for credit losses for loans when amounts are deemed uncollectible. When losses are confirmed through the receipt of assets in satisfaction of a loan, such as the underlying collateral upon foreclosure or cash upon completion of a short sale, a charge-off is recorded in an amount equal to the excess of a loan’s amortized cost over the fair value of assets received. Subsequent recoveries of charged-off loans, if any, are credited to the allowance for credit losses on loans.

Allowance for Credit Losses – Loans

The allowance for credit losses is a valuation allowance that is deducted from the loans receivable amortized cost basis to present the net amount expected to be collected on the loans. Loans are charged-off against the allowance for credit losses when management believes the uncollectibility of a loan balance is confirmed. Expected recoveries recorded in the allowance for credit loss account should not exceed the aggregate of amounts previously charged-off and expected to be charged-off.

Management estimates the allowance for credit losses balance using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical information are made for differences in current loan-specific risk characteristics such as differences in underwriting standards, portfolio mix, delinquency level, or term as well as for changes in environmental conditions, such as change in unemployment rates, property values or other relevant factors. Changes in the allowance for credit losses on loans are recorded as a (credit to) or provision for credit losses.

The Company uses the vintage model to estimate expected credit losses for all loan segments. The vintage model measures the expected loss calculation for future periods based on the historical performance by the origination period of loans with similar life cycles and risk characteristics. For each loan segment, the Company utilizes historical loss data through the current period to calculate the actual loss percentage for each loan type by vintage year of loan origination. The calculated loss percentages are then applied to the remaining outstanding balance for each vintage year, for the estimated remaining life of the loans in the loan segment. In addition to this calculation, the Company applies qualitative factors for current conditions, including trends in the nature and volume of the loan portfolio, loan concentrations, changes in the experience, ability and depth of the Company’s lending management, and national and local economic conditions. In addition, the Company utilizes an economic forecast factor consisting of unemployment data and changes in gross domestic production (GDP) to determine the impact to the Company’s loan portfolio. No reversion adjustments were necessary for our calculation as the starting point for the Company’s estimate was a cumulative loss rate covering the expected contractual term of the loan portfolio.

The allowance for credit losses is measured on a collective (pool) basis when similar risk characteristics exist. Loans that do not share risk characteristics are evaluated on an individual basis. Loans evaluated individually are not included in the collective evaluation. The Company considers several factors in its determination of whether to classify loans as collateral-dependent and individually evaluate such loans, including the nature and size of the loan, its repayment status, and whether any modifications have occurred as a result of the borrower experiencing financial difficulty. When loans are considered to be collateral-dependent, expected credit losses are based on the fair value of the collateral at the reporting date, adjusted for selling costs as appropriate.

Accrued interest on loans of $2.5 million at both December 31, 2024 and 2023 is included in accrued interest receivable on the consolidated statements of financial condition and is excluded from the allowance for credit losses estimation process.

The Company’s determination as to the amount of expected credit losses are subject to review by bank regulators, which can require the establishment of additional expected credit losses. Although the allowance for credit losses is allocated by loan type, the allowance for credit losses is general in nature and is available to offset losses from any loan in the Company’s portfolio.

Allowance for Credit Losses – Off-Balance Sheet Credit Exposure

The Company estimates expected credit losses over the contractual period in which the Company is exposed to credit risk via a contractual obligation to extend credit, unless the obligation is unconditionally cancellable by the Company. Off-balance sheet credit exposure includes loan commitments in which the Company has extended terms and all parties have accepted. The Company’s commercial overdraft line of credit and consumer overdraft line of credit products are unconditionally cancellable by the Company and therefore, the Company does not record an allowance for credit losses on these loan types. The allowance for credit losses for off-balance sheet credit exposure is derived through the use of the vintage model and a utilization rate concept, applied to those commitments which are not unconditionally cancellable. Changes in the allowance for credit losses for unfunded commitments are recorded as a (credit to) or provision for credit losses.

Premises and Equipment

Land is carried at cost. Buildings, improvements, furniture and equipment are carried at cost, net of accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of assets (generally thirty-nine years for buildings and three to fifteen years for furniture and equipment). Leasehold improvements are amortized on the straight-line method over the lesser of the life of the improvements or the lease term. Maintenance and repairs are charged to expense as incurred while major improvements are capitalized and amortized to operating expense over the identified useful life.

Leases

The Company determines if an arrangement is a lease at the contract’s inception. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the consolidated statements of income. Operating leases are recorded under a right of use (“ROU”) model that requires a lessee to record (for all operating leases with terms longer than 12 months) an asset representing its right to use the underlying asset and a lease liability. The ROU asset and lease liability are included in other assets and other liabilities, respectively, on the consolidated statements of financial condition. Finance leases are recorded in premises and equipment on the consolidated statements of financial condition.

Operating lease ROU assets represent our right to use an underlying asset during the lease term and operating lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets and operating lease liabilities are recognized at lease commencement based on the present value of the remaining lease payments using a discount rate that represents our incremental borrowing rate at the lease commencement date. ROU assets are further adjusted for lease incentives. Operating lease expense, which is comprised of amortization of the ROU asset and the implicit interest accreted on the operating lease liability, is recognized on a straight-line basis over the lease term, and is recorded in occupancy and equipment expense in the consolidated statements of income.

Mortgage Servicing Rights

Certain low-yielding, fixed rate residential, one to- four- family loans are sold on the secondary market in order to manage interest rate risk. The individual loans are normally sold to an investor immediately after loan closing. The Company retains servicing rights on these loans.

Originated mortgage servicing rights are recorded at their fair value at the time of transfer of the related loans and are amortized in proportion to, and over the period of, estimated net servicing income or loss. The carrying value of the originated mortgage servicing rights are periodically evaluated for impairment. The mortgage servicing rights asset is recorded in other assets on the consolidated statements of financial condition. The amortization of the mortgage servicing asset is recorded against service fee income and recorded in service charges and fees on the consolidated statements of income.

Revenue Recognition

The majority of the Company’s revenue-generating transactions are not subject to ASC 606 “Revenue from Contracts with Customers”, including revenue generated from financial instruments, such as loans, letters of credit, and investment securities, as well as revenue related to mortgage servicing activities, as these activities are subject to other accounting standards. Descriptions of the Company’s revenue-generating activities that are within the scope of ASC 606, which are presented in the Company’s consolidated statements of income as components of non-interest income are discussed further in Note 20—Revenue Recognition.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when: (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Foreclosed Real Estate

Foreclosed real estate consists of property acquired in settlement of loans which is carried at its fair value less estimated selling costs. Write-downs from cost to fair value less estimated selling costs are recorded at the date of acquisition or repossession and are charged to the allowance for credit losses. Subsequent write-downs to fair value, net of estimated selling costs, are recorded in non-interest expense along with direct operating expenses. Gains or losses not previously recognized, resulting from the sale of foreclosed assets are recognized in non-interest expense on the date of sale.

Foreclosed real estate was $0 and $34,000 at December 31, 2024 and 2023, respectively, and was included as a component of other assets in the consolidated statements of financial condition. Proceeds from the sale of foreclosed real estate for the years ended December 31, 2024 and 2023 were $42,000 and $64,000, respectively. This resulted in a net loss on sale of $19,000 and gain on sale of $15,000 for the years ended December 31, 2024 and 2023, respectively, and was included as a component of other non-interest expense in the consolidated statements of income.

Bank Owned Life Insurance and Annuity Assets

The Company invests in bank owned life insurance (“BOLI”) and annuity assets as sources of funding for employee benefit obligations described below and in Note 11 - Employee and Director Benefit Plans.

BOLI involves the purchase of life insurance by the Company on a chosen group of employees. The Company is the owner and beneficiary of the policies. This life insurance investment is carried at the cash surrender value of the underlying policies. Income from the increase in the cash surrender value of the underlying policies and gains resulting from death benefit claims are included in non-interest income in the consolidated statements of income and is not subject to income taxes. Income from the increase in the cash surrender value is only subject to income taxes upon surrender. The Company does not intend to surrender the policies held at December 31, 2024, and accordingly, no deferred taxes have been recorded on the earnings from these policies. The cash surrender value of such bank owned life insurance amounted to $29.3 million at December 31, 2024 and $29.4 million at December 31, 2023.

Annuity assets involve the purchase of future cash flow streams by the Company to directly fund the payment of a certain supplemental executive retirement plan. Income from the increase in the value of the underlying annuity contracts are included in non-interest income on the consolidated statements of income. The value of annuity assets were $3.2 million and $0 as of December 31, 2024 and 2023, respectively, and were included within other assets on the Company’s consolidated statements of financial condition.

Advertising Costs

The Company follows the policy of charging the costs of advertising to expense as incurred. Total advertising expense for the years ended December 31, 2024 and 2023 was $94,000 and $578,000, respectively.

Income Taxes

The Company files a consolidated federal income tax return. The provision for federal and state income taxes is based on income reported on the consolidated financial statements rather than the amounts reported on the respective income tax returns. Deferred taxes are recorded using the liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment and the effect of a change in tax rates is recognized in income at that time.

The Company makes certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments are applied in the calculation of certain tax credits and in the calculation of deferred income tax expense or benefit associated with certain deferred tax assets and liabilities. Significant changes to these estimates may result in an increase or decrease to the Company’s tax provision in a subsequent period. The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

The Company periodically reviews its tax positions and applies a “more likely than not” recognition threshold for all tax uncertainties. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded.

Employee Stock Ownership Plan (“ESOP”)

Compensation expense is recognized based on the current market price of shares committed to be released to employees. All shares released and committed to be released are deemed outstanding for purposes of earnings per share calculations. Dividends declared and paid on allocated shares held by the ESOP are charged to retained earnings. The value of unearned shares to be allocated to ESOP participants for future services not yet performed is reflected as a reduction of stockholders’ equity. Dividends declared on unallocated shares held by the ESOP are recorded as a reduction of the ESOP’s loan payment to the Company.

Stock-based Compensation Plans

At December 31, 2024, the Company had stock-based compensation plans, which are described more fully in Note 12—Stock-based Compensation. The Company accounts for the plans using a fair value-based method, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the requisite service period, which is usually the vesting period. The fair value of stock option grants are estimated on the date of grant using the Black-Scholes options pricing model. Common shares are issued from the Company’s authorized common shares when a share option is exercised. When restricted shares are granted, the shares are released from treasury stock. Common shares awarded as restricted stock are measured based on the fair market value at the grant date. The stock option plan, restricted stock plan, and equity incentive plan expenses are recognized in salaries and employee benefits expense on the consolidated statement of income.

Supplemental Employee and Director Benefit Plans

The Company maintains a 401(k) savings plan for its employees and has certain non-qualified supplemental executive retirement plans for its directors and certain members of management. Refer to Note 11—Employee and Director Benefit Plans for additional information.

Earnings per Common Share

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding, less unallocated shares held by the Company’s ESOP, during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued as well as any adjustment to income that would result from the assumed conversion. Potential common shares that may be issued by the Company relate solely to outstanding stock options and restricted stock awards, and are determined using the treasury stock method.

Off-Balance Sheet Credit Related Financial Instruments

In the ordinary course of business, the Company has entered into commitments to extend credit. Such commitments are recorded in the consolidated statements of financial condition when they are funded. Refer to Note 16—Commitments to Extend Credit for additional information.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the stockholders’ equity section of the consolidated statements of financial condition, such items, along with net income, are components of comprehensive income.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. The Company does not believe such matters exist that will have a material effect on the financial statements.

Segment Reporting

The Company has one reporting unit, one operating segment and, consequently, a single reportable segment. The Chief Executive Officer, who is the Company’s chief operating decision maker, or CODM, monitors revenue streams and other information provided about the company’s products and services offered, expenses, operating metrics, and other financial metrics. The information provided to the CODM is presented on an aggregated entity-level basis, which is consistent with the accompanying Consolidated Financial Statements presented in this Form 10-K. In assessing operating results and in allocating resources, the CODM evaluates the financial performance of the Company’s business by evaluating revenue streams, significant expenses, and budget to actual results, among other things. Profitability is only determined at the entity level. The CODM uses revenue streams to evaluate product pricing and significant expenses to assess performance and evaluate return on assets and equity. The CODM uses consolidated net income, among other metrics, to benchmark the Company against its competitors. The benchmarking analysis, coupled with monitoring of budget to actual results, are used in assessing performance and allocating resources. Loans, investments, interest-earning deposits, and non-interest income provide the revenues in the Company’s operation. Interest expense, (credit) provisions for credit losses, and non-interest expense provide the significant expenses in the Company’s operations. All of the Company’s income and expenses are included in the accompanying Consolidated Financial Statements presented in this Form 10-K. All of the Company’s operations are domestic.

Recently Adopted Accounting Standards

On January 1, 2023, the Company adopted the Financial Accounting Standards Board (“FASB”) Accounting Standard Update (“ASU”) 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”), as amended. ASU 2016-13 (also known as Accounting Standard Codification 326 or “ASC 326”) replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including loans receivable. It also applies to certain off-balance sheet credit exposures, such as loan commitments and standby letters of credit. In addition, ASU 2016-13 updated the accounting for available for sale debt securities to require credit losses to be presented as an allowance rather than a write-down on available for sale debt securities that management does not intend to sell or believes that it is more likely than not they will be required to sell. The Company utilized the modified retrospective method for all financial assets measured at amortized cost, specifically loans receivable and off-balance sheet credit exposures. Upon adoption on January 1, 2023, the Company recorded a $282,000 increase to the allowance for credit losses related to the expected credit losses inherent within the Company’s loan portfolio and a $633,000 increase to the allowance for credit losses inherent within the Company’s off-balance sheet credit exposures, offset by a $192,000 increase to deferred tax assets relating to the additional expected loss. As a result, retained earnings decreased by $723,000.

The Company adopted ASC 326 using the prospective transition appropriate for available for sale debt securities for which other-than-temporary impairment had been recognized prior to January 1, 2023. As a result, the amortized cost basis remains the same before and after the effective date of ASC 326. The effective interest rate on the debt securities was not changed. Recoveries of amounts previously written-off relating to improvements in cash flows after January 1, 2023 will be recorded in earnings as received.

In March 2022, the FASB issued ASU No. 2022-02, “Financial Instruments – Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures.” This ASU eliminates the separate recognition and measurement guidance for Troubled Debt Restructurings by creditors. The amendments in this update require the Company to apply the general loan modification guidance in Subtopic 310-20 to all loan modifications, including modifications for borrowers experiencing financial difficulty. The Company must evaluate whether the modification represents a new loan or a continuation of an existing loan. ASU 2022-02 may be adopted prospectively for loan modifications after adoption or on a modified retrospective basis, which would apply to loans previously modified, resulting in a cumulative effect adjustment to retained earnings in the period of adoption for changes in the allowance for credit losses. On January 1, 2023, the Company adopted ASU 2022-02 utilizing the prospective method, which did not have a material impact on its consolidated financial statements. The adoption of ASU-2022-02 also required the Company to enhance the vintage disclosures to include gross charge-off by year of origination.

The Company adopted ASU 2023-07 “Segment Reporting (Topic 280) - Improvement to Reportable Segment Disclosures” on January 1, 2024. The Company has determined that all of its operations represent a single operating segment, as discussed above. The CODM regularly assesses performance of the single operating and reporting segment and decides how to allocate resources based on net income reported in the Company’s consolidated statements of income and comprehensive income. The CODM is also regularly provided with expense information at a level consistent with that disclosed in the Company’s consolidated statements of income and comprehensive income.

Recent Accounting Standards Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures.” The amendments in this ASU require an entity to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold, which is greater than five percent of the amount computed by multiplying pretax income by the entity’s applicable statutory rate, on an annual basis. Additionally, the amendments in this ASU require an entity to disclose the amount of income taxes paid (net of refunds received) disaggregated by federal, state, and foreign taxes and the amount of income taxes paid (net of refunds received) disaggregated by individual jurisdictions that are equal to or greater than five percent of total income taxes paid (net of refunds received). Lastly, the amendments in this ASU require an entity to disclose income (or loss) from continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign and income tax expense (or benefit) from continuing operations disaggregated by federal, state, and foreign. This ASU is effective for annual periods beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied on a prospective basis; however, retrospective application is permitted. The Company does not expect the adoption of ASU 2023-09 to have a material impact on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40).” The amendments in this ASU require a public business entity to disclose additional information about specific expense categories in the notes to the financial statements at interim and annual reporting periods, including employee compensation, depreciation, intangible asset amortization, and other costs and expenses. Additionally, a public business entity must disclose a qualitative description of the amounts remaining in relevant expense captions which are not separately disaggregated quantitatively under the amendments included within this ASU. This ASU is effective for annual periods beginning after December 15, 2026 and interim periods beginning after December 15, 2027. Early adoption of this ASU is permitted and may be applied prospectively to financial statements issued for reporting periods after the effective date of the ASU or retrospectively to any period presented in the financial statements. The Company does not expect the adoption of ASU 2024-03 to have a material impact on its consolidated financial statements.

Note 3 – Investment Securities

The amortized cost and fair value of securities are as follows:

	December 31, 2024
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in thousands)
SECURITIES
Debt Securities Available for Sale
U.S. government agencies	$2,006	$—	$(155)	1,851
Municipal bonds	40,719	—	(8,431)	32,288
Mortgage-backed securities:
Collateralized mortgage obligations-private label	9	—	—	9
Collateralized mortgage obligations-government sponsored entities	10,201	—	(1,259)	8,942
Government National Mortgage Association	54	—	(4)	50
Federal National Mortgage Association	10,812	—	(1,799)	9,013
Federal Home Loan Mortgage Corporation	5,229	—	(989)	4,240
Asset-backed securities-private label	—	28	—	28
Asset-backed securities-government sponsored entities	1	—	—	1

Total Debt Securities Available for Sale	69,031	28	(12,637)	56,422
Equity Securities	22	51	—	73

Total Securities	$69,053	$79	$(12,637)	$56,495

	December 31, 2023
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in thousands)
SECURITIES
Debt Securities Available for Sale
U.S. government agencies	$2,007	$—	$(133)	$1,874
Municipal bonds	40,774	—	(7,724)	33,050
Mortgage-backed securities:
Collateralized mortgage obligations-private label	10	—	—	10
Collateralized mortgage obligations-government sponsored entities	11,844	1	(1,445)	10,400
Government National Mortgage Association	57	—	(2)	55
Federal National Mortgage Association	11,872	1	(1,684)	10,189
Federal Home Loan Mortgage Corporation	5,737	2	(926)	4,813
Asset-backed securities-private label	—	31	—	31
Asset-backed securities-government sponsored entities	2	—	—	2

Total Debt Securities Available for Sale	72,303	35	(11,914)	60,424
Equity Securities	22	—	(4)	18

Total Securities	$72,325	$35	$(11,918)	$60,442

Debt Securities

All of the Company’s collateralized mortgage obligations are backed by one- to four-family residential mortgages.

At December 31, 2024 and December 31, 2023, eighteen municipal bonds with an amortized cost of $6.2 million and fair value of $4.6 million and sixteen municipal bonds with an amortized cost of $4.9 million and fair value of $3.7 million, respectively, were pledged as collateral for customer deposits in excess of the Federal Deposit Insurance Corporation (“FDIC”) insurance limits. At December 31, 2024 and 2023, no securities were pledged as collateral to the Federal Reserve Bank (“FRB”) or the FHLB.

The following table sets forth the Company’s investment in available for sale debt securities with gross unrealized losses of less than twelve months and gross unrealized losses of twelve months or more and associated fair values as of the dates indicated:

	Less than 12 months		12 months or more		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(Dollars in thousands)
December 31, 2024
U.S. government agencies	$—	$—	$1,851	$(155)	$1,851	$(155)
Municipal bonds	371	(9)	31,917	(8,422)	32,288	(8,431)
Mortgage-backed securities	86	(1)	22,168	(4,050)	22,254	(4,051)

	$457	$(10)	$55,936	$(12,627)	$56,393	$(12,637)

December 31, 2023
U.S. government agencies	$—	$—	$1,874	$(133)	$1,874	$(133)
Municipal bonds	6,513	(1,065)	26,537	(6,659)	33,050	(7,724)
Mortgage-backed securities	57	(2)	25,293	(4,055)	25,350	(4,057)

	$6,570	$(1,067)	$53,704	$(10,847)	$60,274	$(11,914)

As of December 31, 2024, the Company’s investment portfolio included seven debt securities in the “unrealized losses less than twelve months” category and 169 debt securities in the “unrealized losses twelve months or more” category. As of December 31, 2023, the Company’s investment portfolio included 23 debt securities in the “unrealized losses less than twelve months” category and 150 debt securities in the “unrealized losses twelve months or more” category.

As of December 31, 2024, the Company had 176 debt securities with a fair value of $56.4 million in an unrealized loss position. As of December 31, 2023, the Company had 173 debt securities with a fair value of $60.3 million in an unrealized loss position. The Company reviews securities in an unrealized loss position to evaluate credit risk. The Company considers payment history, risk ratings from external parties, financial statements for municipal and corporate securities, public statements from issuers, and other available credible published sources in evaluating credit risk. No credit risk was found and no allowance for credit losses on securities available for sale was recorded as of December 31, 2024 or December 31, 2023. The unrealized losses are attributed to noncredit-related factors including changes in interest rates and other market conditions. The Company does not have the intent to sell any of these securities and believes that it is more likely than not that the Company will not have to sell any such securities before a recovery of cost. The contractual terms of the investments do not permit the issuers to settle the securities at a price less than the cost basis of the investments. The fair value is expected to recover as the securities approach their maturity date or repricing date or if market yields for such investments decline.

Accrued interest of $254,000 as of December 31, 2024 and $260,000 as of December 31, 2023 on available-for-sale debt securities is included in accrued interest receivable on the consolidated statements of financial condition and is excluded from the estimate of credit losses.

During the year ended December 31, 2024, the Company did not sell any debt securities. During the year ended December 31, 2023, the Company sold 40 municipal bonds and 2 mortgage-backed securities resulting in gross realized losses of $59,000 with an amortized cost of $9.8 million.

Scheduled contractual maturities of debt securities are as follows:

	Amortized Cost	Fair Value
	(Dollars in thousands)
December 31, 2024:
Less than one year	$—	$—
After one year through five years	2,086	1,965
After five years through ten years	10,757	9,394
After ten years	29,882	22,780
Mortgage-backed securities	26,305	22,254
Asset-backed securities	1	29

Total Debt Securities	$69,031	$56,422

The Company’s mortgage-backed securities and asset-backed securities have stated maturities that may differ from actual maturities due to the borrowers’ ability to prepay obligations. Cash flows from such investments are dependent upon the performance of the underlying assets and are generally influenced by interest rates. In the table above, mortgage-backed securities and asset-backed securities are shown in the aggregate.

Equity Securities

At December 31, 2024 and 2023, equity securities consisted of 22,368 shares of Federal Home Loan Mortgage Corporation (“FHLMC”) common stock. During the years ended December 31, 2024 and 2023, the Company recognized an unrealized gain of $54,000 and $11,000, respectively, on the equity securities, which was recorded in non-interest income in the consolidated statements of income. There were no sales of equity securities during the years ended December 31, 2024 and 2023.

Note 4 - Loans Receivable

Loans receivable, net consists of the following:

	December 31, 2024	December 31, 2023
	(Dollars in thousands)
Real Estate Loans:
Residential, one- to four-family (1)	$161,331	$172,005
Home Equity	47,456	51,869
Commercial (2)	320,984	316,986

Total real estate loans	529,771	540,860
Other Loans:
Commercial	15,728	16,546
Consumer(3)	991	1,130

Total gross loans	546,490	558,536
Net deferred loan costs	3,263	3,755
Allowance for credit losses on loans	(5,133)	(6,463)

Loans receivable, net	$544,620	$555,828

(1)	Includes one- to four-family construction loans of $0 and $466,000 as of December 31, 2024 and 2023, respectively.
(2)	Includes commercial construction loans of $18.9 million and $16.4 million as of December 31, 2024 and 2023, respectively.
(3)	Includes overdraft protection of $39,000 and $35,000 as of December 31, 2024 and 2023, respectively.

Residential real estate loans serviced for others by the Company totaled $35.8 million and $39.0 million at December 31, 2024 and 2023, respectively.

At December 31, 2024, and 2023, $39.4 million and $55.8 million, respectively, of one- to four-family residential real estate loans were pledged as collateral for advances from the FHLB.

At December 31, 2024 and 2023, loans to related parties including officers and directors and their affiliates were immaterial as a percentage of our loan portfolio.

The ability of the Company’s residential and consumer borrowers to honor their repayment commitments is generally dependent on the level of overall economic activity within the geographical area they reside. Commercial borrowers’ ability to repay is generally dependent upon the general health of the economy. Substantially all of the Company’s loans are in Western New York and, accordingly, the ultimate collectability of a substantial portion of the loans is susceptible to changes in market conditions in this primary market area.

Note 5 - Allowance for Credit Losses

Allowance for Credit Losses for Loans

The Company adopted ASU 2016-13 on January 1, 2023 at which time the Company implemented the current expected credit loss model in estimating the allowance for credit losses valuation account. Adjustments to the allowance for credit losses on loans is recognized in (credit) provision for credit losses on the consolidated statements of income. As part of the CECL model calculation, the loan portfolio is segmented into the following loan types:

Real Estate Loans:

•

Residential, One- to Four-Family – are loans secured by first lien collateral on residential real estate primarily held in the Western New York region. These loans can be affected by economic conditions and the value of underlying properties. Western New York’s housing market has consistently demonstrated stability in home prices despite economic conditions. Furthermore, the Company has conservative underwriting standards and its residential lending policies and procedures verify that its one- to four-family residential mortgage loans generally conform to secondary market guidelines.

•

Home Equity – are loans or lines of credit secured by first or second liens on owner-occupied residential real estate primarily held in the Western New York region. These loans can also be affected by economic conditions and the values of underlying properties. Home equity loans may have increased risk of loss if the Company does not hold the first mortgage resulting in the Company being in a secondary position in the event of collateral liquidation. The Company does not originate interest only home equity loans.

•

Commercial Real Estate – are loans used to finance the purchase of real property, which generally consists of developed real estate that is held as first lien collateral for the loan. These loans are secured by real estate properties that are primarily held in the Western New York region. Commercial real estate lending involves additional risks compared with one- to four-family residential lending, because payments on loans secured by commercial real estate properties are often dependent on the successful operation or management of the properties, and/or the collateral value of the commercial real estate securing the loan, and repayment of such loans may be subject to adverse conditions in the real estate market or economic conditions to a greater extent than one- to four-family residential mortgage loans. Also, commercial real estate loans typically involve relatively large loan balances concentrated with single borrowers or groups of related borrowers.

Other Loans:

•

Commercial – includes business installment loans, lines of credit, and other commercial loans. Most of our commercial loans are for terms generally not in excess of five years. Whenever possible, we collateralize these loans with a lien on business assets and equipment and require the personal guarantees from principals of the borrower. Commercial loans generally involve a higher degree of credit risk as commercial loans can involve relatively large loan balances to a single borrower or groups of related borrowers with the repayment of such loans typically dependent on the successful operation of the commercial business and the income stream of the borrower. Such risks can be significantly affected by economic conditions. Although commercial loans may be collateralized by equipment or other business assets, the liquidation of collateral in the event of a borrower default may be an insufficient source of repayment because the equipment or other business assets may be obsolete or of limited use, among other things. Accordingly, the repayment of a commercial loan depends primarily on the credit worthiness of the borrowers (and any guarantors), while liquidation of collateral is a secondary and often insufficient source of repayment.

•

Consumer – consist of loans secured by collateral such as an automobile or a deposit account, unsecured loans, and lines of credit. Consumer loans tend to have a higher credit risk due to the loans being either unsecured or secured by rapidly depreciable assets. Furthermore, consumer loan payments are dependent on the borrower’s continuing financial stability, and therefore are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy.

Included in the Real Estate Loans for residential, one- to four-family and commercial real estate are loans to finance the construction of either a one- to four-family owner occupied home or commercial real estate. At the end of the construction period, the loan automatically converts to either a one- to four-family residential mortgage or a commercial real estate mortgage, as applicable. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the value of the property at completion compared to the actual cost of construction. The Company limits its risk during construction as disbursements are not made until the required work for each advance has been completed and an updated lien search is performed. The completion of the construction progress is verified by a Company loan officer or inspections performed by an independent appraisal firm or other third party. Construction loans also expose us to the risk of construction delays which may impair the borrower’s ability to repay the loan.

The following tables detail the changes in the allowance for credit losses by loan segment for the years ended December 31, 2024 and 2023 as well as the related loan balances by individually evaluated and collectively evaluated as of December 31, 2024 and 2023.

	Real Estate Loans			Other Loans
	One- to Four- Family(1)	Home Equity	Commercial Real Estate (2)	Commercial	Consumer	Total
	(Dollars in thousands)
December 31, 2024
Allowance for Credit Loss on Loans
Balance - January 1, 2024	$532	$213	$5,231	$471	$16	$6,463
Charge-offs	—	—	—	—	(41)	(41)
Recoveries	10	—	—	—	9	19
(Credit) provision	(152)	(76)	(1,060)	(50)	30	(1,308)

Balance – December 31, 2024	$390	$137	$4,171	$421	$14	$5,133

Ending balance: individually evaluated	$—	$—	$—	$—	$—	$—

Ending balance: collectively evaluated	$390	$137	$4,171	$421	$14	$5,133

Gross Loans Receivable(3):
Ending balance	$161,331	$47,456	$320,984	$15,728	$991	$546,490

Ending balance: individually evaluated	$131	$—	$1,242	$—	$—	$1,373

Ending balance: collectively evaluated	$161,200	$47,456	$319,742	$15,728	$991	$545,117

(1)	There were no one- to four-family construction loans at December 31, 2024.
(2)	Includes commercial construction loans.
(3)	Gross Loans Receivable does not include allowance for credit losses of $(5,133) or net deferred loan costs of $3,263.

	Real Estate Loans			Other Loans
	One- to Four- Family(1)	Home Equity	Commercial Real Estate (2)	Commercial	Consumer	Unallocated	Total
	(Dollars in thousands)
December 31, 2023
Allowance for Credit Loss on Loans
Balance- January 1, 2023	$411	$217	$5,746	$509	$47	$135	$7,065
Impact of adopting ASC 326	201	114	55	72	(25)	(135)	282
Charge-offs	(3)	—	—	—	(58)	—	(61)
Recoveries	2	—	35	29	8	—	74
(Credit) provision	(79)	(118)	(605)	(139)	44	—	(897)

Balance – December 31, 2023	$532	$213	$5,231	$471	$16	$—	$6,463

Ending balance: individually evaluated	$—	$—	$—	$—	$—	$—	$—

Ending balance: collectively evaluated	$532	$213	$5,231	$471	$16	$—	$6,463

Gross Loans Receivable(3):
Ending balance	$172,005	$51,869	$316,986	$16,546	$1,130	$—	$558,536

Ending balance: individually evaluated	$140	$—	$1,242	$—	$—	$—	$1,382

Ending balance: collectively evaluated	$171,865	$51,869	$315,744	$16,546	$1,130	$—	$557,154

(1)	Includes one- to four-family construction loans.
(2)	Includes commercial construction loans.
(3)	Gross Loans Receivable does not include allowance for credit losses of $(6,463) or net deferred loan costs of $3,755.

Allowance for Credit Losses on Unfunded Loan Commitments

The Company’s allowance for credit losses on unfunded loan commitments is recognized as a liability and included within other liabilities on the consolidated statements of financial condition, with adjustments to the reserve recognized in the (credit) provision for credit losses on the consolidated statements of income. The Company did not record an allowance on unfunded loan commitments prior to January 1, 2023. The Company’s activity in the allowance for credit losses on unfunded loan commitments for the years ended December 31, 2024 and 2023 were as follows:

For the years ended December 31, 2023 and 2024
(Dollars in thousands)
Balance at December 31, 2022	$—

Impact of CECL Adoption	633
(Credit) Provision for Credit Losses	(146)

Balance at December 31, 2023	487

(Credit) Provision for Credit Losses	(171)

Balance at December 31, 2024	$316

Non-accrual Loans and Delinquency Status

The following table presents the amortized cost basis of loans on non-accrual status and loans on non-accrual status with no allowance for credit losses recorded. The Company did not have any loans past due 90 days or more and still accruing at December 31, 2024 and 2023.

	Total Non-accrual		Non-accrual with no Allowance for Credit Losses
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
	(Dollars in thousands)
Real Estate Loans:
Residential, one- to four-family (1)	$1,891	$1,904	$1,891	$1,904
Home Equity	683	196	683	196
Commercial Real Estate (2)	1,226	1,242	1,226	1,242
Other Loans:
Commercial	—	—	—	—
Consumer	4	5	4	5

Total loans	$3,804	$3,347	$3,804	$3,347

(1)	Includes one- to four-family construction loans.
(2)	Includes commercial construction loans.

There was no interest income recognized on non-accrual loans during the years ended December 31, 2024 and 2023. The accrual of interest on loans is discontinued when in management’s opinion, the borrower may be unable to meet payments as they become due. A loan does not have to be 90 days delinquent in order to be classified as non-accrual. When interest accrual is discontinued, all unpaid accrued interest is reversed. If ultimate collection of principal is in doubt, all cash receipts on non-accrual loans are applied to reduce the principal balance.

The following tables provide an analysis of past due loans as of the dates indicated:

	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due	Current Due	Total Gross Loans Receivable
	(Dollars in thousands)
December 31, 2024:
Real Estate Loans:
Residential, one- to four-family(1)	$1,035	$454	$662	$2,151	$159,180	$161,331
Home equity	318	26	596	940	46,516	47,456
Commercial(2)	—	—	1,242	1,242	319,742	320,984
Other Loans:
Commercial	—	—	—	—	15,728	15,728
Consumer	3	2	—	5	986	991

Total	$1,356	$482	$2,500	$4,338	$542,152	$546,490

	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due	Current Due	Total Gross Loans Receivable
	(Dollars in thousands)
December 31, 2023:
Real Estate Loans:
Residential, one- to four-family(1)	$1,488	$3	$276	$1,767	$170,238	$172,005
Home equity	315	583	56	954	50,915	51,869
Commercial(2)	—	—	1,242	1,242	315,744	316,986
Other Loans:
Commercial	—	—	—	—	16,546	16,546
Consumer	6	—	1	7	1,123	1,130

Total	$1,809	$586	$1,575	$3,970	$554,566	$558,536

(1)	Includes one- to four-family construction loans.
(2)	Includes commercial real estate construction loans.

Collateral-Dependent Loans

Collateral-dependent loans are loans for which the repayment is expected to be provided substantially through the operation or sale of the collateral and the borrower is experiencing financial difficulty. These loans do not share common risk characteristics and are not included within the collectively evaluated loans for determining the allowance for credit losses. For collateral-dependent loans, the Company has adopted the practical expedient to measure the allowance for credit losses based on the fair value of collateral. The allowance for credit losses is measured on an individual loan basis based on the difference between the fair value of the loan’s collateral, which is adjusted for liquidation costs, and the amortized cost. If the fair value of the collateral exceeds the amortized cost, no allowance for credit losses is required. Refer to Note 13 - Fair Value of Financial Instruments for additional information.

The following table presents an analysis of the amortized cost of collateral-dependent loans of the Company as of December 31, 2024 and 2023 by collateral type and loan segment:

	Residential Properties	Business Assets	Land	Commercial Property	Other	Total Loans
	(Dollars in thousands)
December 31, 2024:
Real Estate Loans:
Residential, one- to four-family	$134	$—	$—	$—	$—	$134
Commercial	200	—	1,026	—	—	1,226

Total	$334	$—	$1,026	$—	$—	$1,360

December 31, 2023:
Real Estate Loans:
Residential, one- to four-family	$143	$—	$—	$—	$—	$143
Commercial	200	—	1,026	—	—	1,226

Total	$343	$—	$1,026	$—	$—	$1,369

There was no allowance recorded on the above noted collateral-dependent loans as of December 31, 2024 and 2023.

Credit Quality Indicators

The Company’s policies provide for the classification of loans as follows:

•	Pass/Performing;

•	Special Mention – does not currently expose the Company to a sufficient degree of risk but does possess credit deficiencies or potential weaknesses deserving the Company’s close attention;

•

Substandard – has one or more well-defined weaknesses and are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected. A substandard asset would be one inadequately protected by the current net worth and paying capacity of the obligor or pledged collateral, if applicable;

•

Doubtful – has all the weaknesses inherent in substandard loans with the additional characteristic that the weaknesses present make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss; and

•	Loss – loan is considered uncollectible and continuance without the establishment of a specific valuation reserve is not warranted.

Each commercial loan is individually assigned a loan classification. The Company’s consumer loans, including residential one- to four-family loans and home equity loans, are classified by using the delinquency status as the basis for classifying these loans. Generally, all consumer loans more than 90 days past due are classified and placed in non-accrual. Such loans that are well-secured and in the process of collection will remain in accrual status.

Asset quality indicators for all loans and the Company’s risk rating process are reviewed on a monthly basis. Risk ratings are updated as circumstances that could affect the repayment of individual loans are brought to management’s attention through an established monitoring process. Written action plans are maintained and reviewed on a quarterly basis for all classified commercial loans. In addition to the Company’s internal process, an outsourced independent credit review function is in place for commercial loans to further assess assigned risk classifications and monitor compliance with internal lending policies and procedures.

The following tables present gross loans by credit quality indicator by origination year at December 31, 2024 and 2023:

	2024	2023	2022	2021	2020	Prior	Revolving Loans	Total
December 31, 2024:	(Dollars in thousands)
Residential, one-to four-family(1):
Pass	$5,554	$11,684	$33,058	$26,594	$16,272	$66,081	$—	$159,243
Substandard	—	—	447	265	—	1,377	—	2,088
Doubtful	—	—	—	—	—	—	—	—

Total	$5,554	11,684	$33,504	$26,859	$16,272	$67,458	$—	$161,331

Current period gross charge-offs	$—	—	$—	$—	$—	$—	$—	$—

Home Equity(2):
Pass	$102	$2,712	$2,297	$76	$34	$574	$40,899	46,694
Substandard	—	—	—	—	—	—	762	762
Doubtful	—	—	—	—	—	—	—	—

Total	$102	$2,712	$2,297	$76	$34	$574	$41,661	$47,456

Current period gross charge-offs	$—	$—	$—	$—	$—	$—	$—	$—

Commercial Real Estate(3):
Pass	$33,959	$17,498	$84,218	$41,871	$33,021	$97,472	$644	$308,683
Special mention	—	—	—	—	895	1,646	—	2,541
Substandard	—	—	—	—	1,242	8,517	—	9,759
Doubtful	—	—	—	—	—	—	—	—

Total	$33,959	$17,498	$84,218	$41,871	$35,158	$107,636	$644	$320,984

Current period gross charge-offs	$—	$—	$—	$—	$—	$—	$—	$—

Commercial Loans:
Pass	$3,232	$981	$1,980	$483	$349	$1,745	$2,725	$11,496
Special mention	—	—	—	165	—	146	782	1,093
Substandard	—	—	—	—	—	2,183	956	3,139
Doubtful	—	—	—	—	—	—	—	—

Total	$3,232	$981	$1,980	$648	$349	$4,074	$4,463	$15,728

Current period gross charge-offs	$—	$—	$—	$—	$—	$—	$—	$—

Consumer Loans:
Pass	$258	$118	$138	$35	$98	$115	$223	$986
Substandard	—	—	—	—	—	—	4	4
Doubtful	—	—	—	—	—	—	—	—

Total	$258	$118	$138	$35	$98	$115	$228	$991

Current period gross charge-offs	$5	$—	$2	$—	$—	$—	$34	$41

(1)	There were no one- to four-family construction loans at December 31, 2024.
(2)	Home equity loans presented with an origination year represent home equity lines-of-credit which have been converted to term loans.
(3)	Includes commercial construction loans.

	2023	2022	2021	2020	2019	Prior	Revolving Loans	Total
December 31, 2023:	(Dollars in thousands)
Residential, one-to four-family(1):
Pass	$12,203	$36,103	$29,486	$17,975	$10,075	$63,928	$—	$169,770
Substandard	—	262	39	92	270	1,572	—	2,235
Doubtful	—	—	—	—	—	—	—	—

Total	$12,203	$36,365	$29,525	$18,067	$10,345	$65,500	$—	$172,005

Current period gross charge-offs	$—	$—	$3	$—	$—	$—	$—	$3

Home Equity(2):
Pass	$3,660	$3,120	$102	$47	$274	$511	$43,862	$51,576
Substandard	—	—	—	—	—	—	293	293
Doubtful	—	—	—	—	—	—	—	—

Total	$3,660	$3,120	$102	$47	$274	$511	$44,155	$51,869

Current period gross charge-offs	$—	$—	$—	$—	$—	$—	$—	$—

Commercial Real Estate(3):
Pass	$15,396	$85,587	$50,797	$42,226	$38,694	$72,256	$—	$304,956
Special mention	—	—	—	984	682	—	—	1,666
Substandard	—	—	—	1,242	5,386	3,736	—	10,364
Doubtful	—	—	—	—	—	—	—	—

Total	$15,396	$85,587	$50,797	$44,452	$44,762	$75,992	$—	$316,986

Current period gross charge-offs	$—	$—	$—	$—	$—	$—	$—	$—

Commercial Loans:
Pass	$1,243	$2,591	$732	$622	$1,901	$4,997	$—	$12,086
Special mention	—	—	263	—	764	—	—	1,027
Substandard	—	—	—	—	3,114	319	—	3,433
Doubtful	—	—	—	—	—	—	—	—

Total	$1,243	$2,591	$995	$622	$5,779	$5,316	$—	$16,546

Current period gross charge-offs	$—	$—	$—	$—	$—	$—	$—	$—

Consumer Loans:
Pass	$269	$245	$79	$136	$2	$210	$184	$1,125
Substandard	—	—	2	1	—	—	2	5
Doubtful	—	—	—	—	—	—	—	—

Total	$269	$245	$81	$137	$2	$210	$186	$1,130

Current period gross charge-offs	$—	$8	$3	$3	$4	$—	$40	$58

(1)	Includes one- to four-family construction loans.
(2)	Home equity loans presented with an origination year represent home equity lines-of-credit which have been converted to term loans.
(3)	Includes commercial construction loans.

Modifications with Borrowers Experiencing Financial Difficulty:

Occasionally, the Company modifies loans to borrowers in financial distress by providing modifications to loans that it would not normally grant. A concession is made when the terms of the loan modification are more favorable than the terms the borrower would have received in the current market under similar circumstances. These concessions may include, but are not limited to, principal forgiveness, an interest rate reduction, an other-than-insignificant payment delay, or a term extension. When principal forgiveness is provided, the amount of the forgiveness is charged-off against the allowance for credit losses.

Because the effect of most modifications made to borrowers experiencing financial difficulty is already included in the allowance for credit losses, a change to the allowance for credit losses is generally not recorded upon modification.

In some cases, the Company provides multiple types of modifications on one loan. Typically, one type of concession, such as a term extension, is granted initially. If the borrower continues to experience financial difficulty, another modification may be granted, such as principal forgiveness.

There were no loans modified to borrowers experiencing financial difficulty during the year ended December 31, 2024.

The following table presents the amortized cost basis of loans at December 31, 2023 that were experiencing financial difficulty and were modified during the year ended December 31, 2023, by loan class and by type of modification. The percentage of the amortized cost basis of loans that were modified to borrowers in financial distress as compared to the amortized cost basis of each class of financing receivables is also presented.

	Principal Forgiveness		Payment Delay	Term Extension	Interest Rate Reduction	Add Co- Borrower/ Guarantor	Combination Term Extension and Add Co- Borrower	Percentage of Total Class of Financing Receivable
	(Dollars in thousands)
Real Estate Loans
Commercial real estate		$—	$—	$—	$—	$4,859	$—	1.53%
Other loans
Commercial		—	—	—	—	—	1,046	6.24%

Total	$		$—	$—	$—	$4,859	$1,046

The following table describes the financial effect of the modifications made to borrowers experiencing financial difficulty:

Term Extension and Added Co-Borrower
Loan Type	Financial Effect
Commercial Real Estate	Added a co-borrower with financial ability to strengthen the credit risk related to this particular loans. No other modification was made to this loan that had a financial effect on the borrower(s).

Other - Commercial	Added a weighted-average of 5 years to the life of the loans, which reduced the monthly payment amount for the borrowers. Added a co-borrower with financial ability to strengthen the credit risk related to these particular loans.

None of the loans that were modified during the year ended December 31, 2023 subsequently defaulted and no modified loans were past due or on non-accrual as of December 31, 2024.

Foreclosed real estate consists of property acquired in settlement of loans which is carried at its fair value less estimated selling costs. Write-downs from cost to fair value less estimated selling costs are recorded at the date of acquisition or repossession and are charged to the allowance for credit losses. There was no foreclosed real estate at December 31, 2024, and $34,000 at December 31, 2023, which was included as a component of other assets on the consolidated statements of financial condition. The recorded investment of consumer mortgage loans secured by residential real estate properties for which formal foreclosure proceedings are in process according to local requirements of the applicable jurisdiction was $927,000 at December 31, 2024 and $158,000 at December 31, 2023.

Note 6- Premises and Equipment

Premises and equipment consist of the following:

	December 31,
	2024	2023
	(Dollars in thousands)
Land	$1,210	$1,210
Buildings and improvements	13,247	13,186
Furniture and equipment	7,600	7,596

Premises and equipment, gross	22,057	21,992
Accumulated depreciation	(14,839)	(14,122)

Premises and equipment, net	$7,218	$7,870

Depreciation of premises and equipment amounted to $739,000 and $807,000 for the years ended December 31, 2024 and 2023, respectively, and is included in occupancy and equipment expense in the accompanying consolidated statements of income.

Note 7 - Deposits

Deposits consist of the following at the dates indicated:

	December 31,
	2024		2023
	Weighted Average		Weighted Average
	Amount	Rate	Amount	Rate
	(Dollars in thousands)
Demand deposits:
Non-interest bearing	$96,412	—%	$95,186	—%
Interest bearing	65,020	0.09	72,966	0.10
Money market accounts	149,550	2.26	137,374	2.75
Savings accounts	54,322	0.06	64,584	0.07
Time deposits	207,674	3.96	220,814	3.93

	$572,978	2.04%	$590,924	2.13%

Scheduled maturities of time deposits at December 31, 2024 were as follows (dollars in thousands):

2025	$181,954
2026	16,525
2027	5,415
2028	3,056
2029	724
Thereafter	—

$207,674

Time deposit accounts with balances of $250,000 or more amounted to $33.9 million and $38.4 million at December 31, 2024 and 2023, respectively.

Interest expense on deposits was as follows:

	Years Ended December 31,
	2024	2023
	(Dollars in thousands)
Interest bearing demand deposits	$64	$75
Money market accounts	3,811	1,914
Savings accounts	40	47
Time deposits	9,162	6,033

	$13,077	$8,069

At December 31, 2024 and 2023, deposits of directors, executive officers and their affiliates totaled $1.6 million and $2.0 million, respectively.

At December 31, 2024 and 2023, there existed no deposit relationships greater than 5% of the Company’s total deposits.

Note 8 - Borrowings

At December 31, 2024 and 2023, the Company had written agreements with the Federal Home Loan Bank of New York (“FHLBNY”), which allows it to borrow up to the maximum lending values designated by the type of collateral pledged. As of December 31, 2024 and 2023, our maximum lending value was $26.7 million and $36.8 million, respectively, and was collateralized by a pledge of certain fixed-rate residential, one- to four-family loans.

At December 31, 2024 and December 31, 2023, the Company had no short-term borrowings from the FHLBNY.

At December 31, 2024 and 2023, the Company had long-term debt outstanding under the written agreement with the FHLBNY of $10.3 million and $35.3 million, respectively. All of the advances outstanding at December 31, 2024 and 2023 were term borrowings with initial terms of one to six years at fixed rates of interest ranging from 1.70% to 5.20%. As of December 31, 2024 and 2023, the weighted average interest rate was 3.73% and 3.41%, respectively.

Long-term debt from the FHLBNY and related contractual maturities consisted of the following:

	At December 31, 2024		At December 31, 2023
Maturity	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
	(Dollars in thousands)
In one year	$8,250	3.79%	$25,000	3.28%
In two years	1,000	3.49%	8,250	3.79%
In three years	1,000	3.49%	1,000	3.49%
In four years	—	—%	1,000	3.49%
In five years	—	—%	—	—%

	$10,250	3.73%	$35,250	3.41%

We have a written agreement with the FRB discount window for overnight borrowings which is collateralized by a pledge of our securities, and allows us to borrow up to the value of the securities pledged. At December 31, 2024 and December 31, 2023 there were no securities pledged to the FRB.

The Company has also established an unsecured line of credit with a correspondent bank for $20.0 million at December 31, 2024. At December 31, 2023, the Company had $27.0 million of credit lines established with correspondent banks, of which $25.0 million was unsecured and the remaining $2.0 million was secured by a pledge of the Company’s securities when draws were made. At December 31, 2024 and 2023, there were no borrowings on these lines.

Note 9 - Lease Obligations

The Company leases certain branch offices under operating or finance leases. Certain lease arrangements contain extension options which are typically for 5 years at the then fair market rental rates. As these extension options are not generally considered reasonably certain of exercise, they are not included in the lease term.

As of December 31, 2024 and 2023, two of the Company’s branch offices were under an operating lease with associated ROU assets of $938,000 and $231,000, respectively, and lease liabilities of $944,000 and $242,000, respectively. The ROU assets are recorded under other assets and the lease liabilities are recorded under other liabilities and accrued interest payable on the consolidated statements of financial condition.

Operating lease costs that were recorded in occupancy and equipment expense on the consolidated statements of income for each of the years ended December 31, 2024 and 2023 were $152,000 and $150,000, respectively.

The table below summarizes information related to our lease liabilities at or for the years ended December 31, 2024 and 2023:

	For the Years Ended December 31,
(dollars in thousands)	2024	2023
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$157	$157
Operating cash flows from finance leases	44	51
Financing cash flows from finance leases	93	81
Weighted-average remaining lease term in years – operating leases	5.9	1.6
Weighted-average discount rate – operating leases	4.35%	2.61%

The Company has one long-term finance lease agreement for a branch location and the outstanding balance of the finance lease (included in other liabilities and accrued interest payable on the consolidated statements of financial condition) at December 31, 2024 and 2023 was $378,000 and $475,000, respectively, with a discount rate of 9.22%. The remaining term of this lease is 3.5 years. The asset related to this finance lease is included in premises and equipment and consists of the cost of $1.1 million less accumulated depreciation of $797,000 and $756,000 at December 31, 2024 and 2023, respectively.

The table below summarizes the maturity of remaining lease liabilities as of December 31, 2024:

	Operating Leases	Finance Lease
	(Dollars in thousands)
2025	$167	$136
2026	184	136
2027	184	136
2028	184	56
2029	184	—
2030 and thereafter	172	—

Total Lease Payments	$1,075	$464

Less: Amounts representing interest	(131)	(86)

Present value of lease liabilities	$944	$378

Note 10 - Income Taxes

The Company’s deferred federal and state income tax and related valuation accounts represent the estimated impact of temporary differences between how we recognize our assets and liabilities under GAAP and how such assets and liabilities are recognized under federal and state tax law. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences are expected to be recovered or settled.

The provision for income tax expense consists of the following:

	Years Ended December 31,
	2024	2023
	(Dollars in thousands)
Current:
Federal	$802	$1,377
State	5	5

Total Current	807	1,382
Deferred:
Federal	128	17
State	—	—

Total Deferred	128	17

Total Income Tax Expense	$935	$1,399

A reconciliation of the statutory federal income tax at a rate of 21% for the years ended December 31, 2024 and 2023 to the income tax expense included in the consolidated statements of income is as follows:

	Years Ended December 31,
	2024	2023
Federal income tax at statutory rate	21.0%	21.0%
State benefit, net of federal expense	(1.9)	(1.3)
Tax-exempt interest income	(2.8)	(3.3)
Deferred tax valuation allowance	1.9	1.3
Life insurance income	(3.8)	3.5
Other	1.5	1.3

Total Income Tax Expense	15.9%	22.5%

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities are as follows:

	December 31,
	2024	2023
	(Dollars in thousands)
Deferred tax assets:
Unrealized losses on securities available for sale	$3,271	$3,075
Allowance for credit loss	1,413	1,798
Deferred compensation	1,554	1,460
Net operating losses (“NOL”)	290	153
Impairment of equity investments	130	129
Accrued expenses	98	84
Right of use liabilities	196	48
Stock options granted	11	16
Other	—	13

Total Deferred Tax Assets	6,963	6,776
Deferred tax liabilities:
Deferred loan origination costs	(846)	(972)
Depreciation	(464)	(576)
Prepaid expenses	(123)	(36)
Right of use assets	(197)	(49)
Other	(62)	(49)

Total Deferred Tax Liabilities	(1,692)	(1,682)
Deferred tax valuation allowance	(1,354)	(1,203)

Net Deferred Tax Asset	$3,917	$3,891

The net deferred tax asset was recorded in other assets on the consolidated statements of financial condition at December 31, 2024 and 2023. In assessing the ability of the Company to realize the benefit of the deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, availability of operating loss carry-backs, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which deferred tax assets are deductible, management believes it is more likely than not the Company will generate sufficient taxable income to realize the benefits of these deductible differences at December 31, 2024, except for the following:

•	Valuation allowance of $130,000 on the deferred tax asset for the 2011 other than temporary impairment charge; and

•	Valuation allowance of $1,224,000 on state deferred tax assets with anticipated net operating loss expiration dates of 2035 through 2044, as well as unrealized losses on securities available for sale.

Management believes that the Company will not generate sufficient income of the appropriate character (i.e. capital gains) to utilize any of the deferred tax asset created by the 2011 other than temporary impairment charge. Management believes that it is more likely than not that the Company will not realize its state deferred tax assets because of reform in New York State corporate tax law. Beginning in 2015, the most significant change in the tax law allows the Company to deduct up to 50% of its net interest income received from qualifying loans. This change effectively eliminates the Company’s New York State tax on income resulting in the Company being taxed on its apportioned capital. Because of this tax reform, the Company will not generate sufficient taxable income within New York State to realize its existing state deferred tax assets. There was a $151,000 increase in the deferred tax valuation recorded during 2024 and a $77,000 increase in the deferred tax valuation recorded during 2023.

Under prior federal law, tax bad debt reserves created prior to January 1, 1998 were subject to recapture into taxable income should the Company fail to meet certain qualifying asset and definition tests. The 1996 federal legislation eliminated these thrift related recapture rules. However, under current law, pre-1988 reserves remain subject to recapture should the Company make certain non-dividend distributions or cease to maintain a thrift or bank charter. Management has no intention of taking any such actions. At December 31, 2024 and 2023, the Company’s total pre-1988 tax bad debt reserve was $2.2 million. This reserve reflects the cumulative effect of federal tax deductions by the Company for which no federal income tax provision has been made.

Current income tax guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company recognized no adjustment for unrecognized income tax benefits for the years ended December 31, 2024 and 2023. As of December 31, 2024, there has been no material change in any uncertain tax position. The Company’s policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the consolidated statements of income.

The Company’s Federal and New York State tax returns, constituting the returns of the major taxing jurisdictions, are subject to examination by the taxing authorities for all open years as prescribed by applicable statute. No waivers have been executed that would extend the period subject to examination beyond the period prescribed by statute. The federal tax returns for the years ended December 31, 2021, 2022, 2023, and 2024 remain subject to examination by the IRS. The state tax returns for the years ended December 31, 2021, 2022, 2023, and 2024 for New York State remain subject to examination.

Note 11 - Employee and Director Benefit Plans

401K Plan

The Company maintains a 401(k) savings plan covering employees who are employed on the first month following their initial date of employment and attained age 21. Participants may make contributions to the 401(k) Plan in the form of salary deferrals of up to 75% of their total compensation subject to certain IRS limitations. The plan consists of three components: 401(k), Profit Sharing, and Safe Harbor. For the 401(k) component, the Company makes a matching contribution equal to 40% of the eligible employee’s salary deferral, up to 6% of such employee’s compensation, once an employee is eligible to participate in the 401(k) plan. For the profit sharing component, the Company makes a discretionary contribution, up to 5.1% of an eligible employee’s salary, depending on years of service. Lastly, the Company contributes 3.4% of an eligible employee’s salary based on years of service, which is a discretionary contribution to the Safe Harbor component of the plan. The Company’s expense for all three components of the 401(k) plan for the years ended December 31, 2024 and 2023 was $554,000 and $452,000, respectively.

1999 Supplemental Benefit Plans

Effective October 1, 1999, the Company initiated a non-qualified Executive Supplemental Benefit Plan and a non-qualified Directors Supplemental Benefit Plan (the “1999 Plans”). Both plans are unfunded and provide a predefined annual benefit to be paid to executives and directors for fifteen years upon their retirement. The Company can set aside assets to fund the liability which will be subject to claims of the Company’s creditors upon liquidation of the Company. Annual benefits increase at a predetermined amount until the executive or director reaches a predetermined retirement age. Predefined benefits are 100% vested at all times and in the event of death, are guaranteed to continue at the full amount to their designated beneficiaries. The Company had a liability under the 1999 Plans of $278,000 and $324,000 at December 31, 2024 and 2023, respectively. This liability was included in other liabilities and accrued interest payable on the consolidated statements of financial condition and was calculated using an assumed discount rate of 6.17% in 2024 and 2023.

The Company’s expense for the 1999 Plans was $18,000 and $23,000 for the years ended December 31, 2024 and 2023, respectively.

2001 and 2012 Supplemental Benefit Plans

Effective October 1, 2001, the Company initiated a non-qualified Executive Supplemental Benefit Plan and a non-qualified Director’s Supplemental Benefit Plan (collectively, the “2001 Plans”). The Company amended and restated the 2001 Plans effective November 1, 2015.

Effective January 27, 2016, the Company amended the 2001 Supplemental Benefit Plan for Directors, resulting in a change to the benefit formula from a fixed, pre-determined dollar benefit. The formula provides a benefit equal to a percentage of the director’s average pay. The average pay is multiplied by number of years of service, not to exceed 20 years of service or 40% of average final pay. The benefit is payable over a period of fifteen years beginning the month following age 72, unless termination occurs due to disability, death, or a change in control.

Effective May 18, 2016, the Company amended the 2001 Supplemental Benefit Plan for Executives resulting in a change in the benefit formula from a fixed, pre-determined dollar benefit to a formula-based benefit. The formula provides a benefit equal to a percentage of the executive’s average pay. The average pay is multiplied by number of years of service, not to exceed 20 years of service or 40% of average final pay. A reduced benefit is payable if a termination of service occurs prior to age 65. The benefit is payable over a period of fifteen years beginning the month following age 65, unless termination occurs due to disability, death, or a change in control.

The 2001 Plans are unfunded. The Company had a liability under these plans of $2.9 million and $2.8 million at December 31, 2024 and 2023, respectively. This liability was included in other liabilities on the consolidated statements of financial condition and was calculated using an assumed discount rate of 6.17% in 2024 and 2023.

Effective June 30, 2012, the Company implemented a Supplemental Executive Benefit Plan (the “2012 Plan”) with one executive. The 2012 Plan provides that when the executive attains age 67, the executive will be entitled to a fixed, pre-determined annual benefit under the 2012 Plan, which will be paid in monthly installments for 15 years. The 2012 Plan was amended on May 18, 2016 to update the fixed, pre-determined annual benefit amount. The 2012 Plan provides for a reduced benefit in the event the executive terminates his employment for a reason other than death, disability, cause, or a change in control, before the executive attains the age 67, which will be paid in monthly installments for 15 years. In the event of death, the vested benefit is payable to the beneficiary as a lump sum payment. The Company had a liability under this plan of $1.5 million and $1.6 million as of December 31, 2024 and 2023, respectively. This liability was included in other liabilities and accrued interest payable on the consolidated statements of financial condition and was calculated using an assumed discount rate of 5.12% in 2024 and 2023.

Under the 2001 Plans and the 2012 Plan, the Company can set aside assets to fund the liability which will be subject to claims of the Company’s creditors upon liquidation of the Company.

The Company’s expense for the 2001 and 2012 Plans was $370,000 and $819,000 for the years ended December 31, 2024 and 2023, respectively.

2018 Retention Agreement

Effective March 29, 2018, the Company entered into a retention agreement with one executive. The agreement provides that the executive will receive a payment of $1.4 million (the “Normal Retention Payment”) provided that the executive remains continuously employed with the Bank through March 29, 2028 (the “Retention Date”). The Normal Retention Payment will be paid in three equal installments on March 29, 2028, January 2, 2029, and January 2, 2030. If the executive’s employment is terminated without cause or for good reason (as defined in the agreement) prior to the Retention Date, the executive will receive the vested account balance as set forth in the agreement. In the event that the executive’s employment terminates prior to the Retention Date due to death or disability, the executive or his beneficiary, as applicable, will generally receive the vested account balance. If the executive’s employment is terminated prior to the Retention Date and within two years of a change in control (as defined in the agreement), the executive will receive the Normal Retention Payment in a lump sum payment. The Company has a liability under this plan of $775,000 and $627,000 as of December 31, 2024 and 2023, respectively. This liability was included in other liabilities and accrued interest payable on the consolidated statements of financial condition and was calculated using an assumed discount rate of 5.12% in 2024 and 2023.

The Company’s expense for the 2018 Plan was $147,000 and $135,000 for the years ended December 31, 2024 and 2023, respectively.

The Company has purchased bank owned life insurance for the purpose of funding the liabilities related to the 1999 Supplemental Benefit Plans, the 2001 and 2012 Supplemental Benefit Plans, and the 2018 Retention Agreement. The cash surrender value of such bank owned life insurance amounted to $29.3 million at December 31, 2024 and $29.4 million at December 31, 2023.

2024 Supplemental Executive Retirement Plan Agreement

Effective December 16, 2024, the Company entered into a supplemental executive retirement plan with one executive which replaces the prior supplemental executive retirement plan that the Company entered into with the executive on July 16, 2024. Under the plan, if the executive terminates employment on or after age 67, the Bank will pay the annual amount that is paid from the annuity contracts as defined in the plan, with such annual amount payable in twelve equal monthly installments for 15 years, and if the executive is living at the end of the 15 year payment period, such payments will continue for the remainder of the executive’s life. If the executive terminates employment before age 67, the Bank will pay the executive an amount equal to the amount that is paid from the annuity contracts, with such annual amount payable in twelve equal monthly installments for 15 years, and if the executive is living at the end of the 15 year payment period, such payments will continue for the remainder of the executive’s life. The plan also provides a benefit in the event of the executives disability, death, or upon the occurrence of a change in control followed by a qualifying termination of employment. The Company has a liability under this plan of $175,000 as of December 31, 2024, which was included in other liabilities and accrued interest payable on the consolidated statements of financial condition and was calculated using an assumed discount rate of 5.00% in 2024. The annuity contracts amounted to $3.2 million as of December 31, 2024 and were included within other assets on the consolidated statements of financial condition.

The Company’s expense for the 2024 plan was $175,000 for the year ended December 31, 2024.

Note 12 – Stock-based Compensation

As of December 31, 2024, the Company had three active stock-based compensation plans, which are described below. The compensation cost related to these plans was $345,000 and $103,000 for the years ended December 31, 2024 and 2023, respectively, and is included within salary and benefits expense in the non-interest expense section of the consolidated statements of income.

2006 Stock Option Plan

The Company’s 2006 Stock Option Plan (the “Stock Option Plan”), which was approved by the Company’s stockholders, permitted the grant of options to its employees and non-employee directors for up to 297,562 shares of common stock. The Stock Option Plan expired on October 24, 2016 and grants of options can no longer be awarded.

Both incentive stock options and non-qualified stock options have been granted under the Stock Option Plan. The exercise price of each stock option equals the market price of the Company’s common stock on the date of grant and an option’s maximum term is ten years. The stock options generally vest over a five year period.

A summary of the status of the Stock Option Plan during the year ended December 31, 2024 and 2023 is presented below:

	2024			2023
	Options	Weighted Average Exercise Price	Remaining Contractual Life	Options	Weighted Average Exercise Price	Remaining Contractual Life
Outstanding at beginning of year	58,857	$14.38		58,857	$14.38
Granted	—	—		—	—
Exercised	—	—		—	—
Forfeited	(31,035)	$14.38		—	$—

Outstanding at end of period	27,822	$14.38	1.8 years	58,857	$14.38	2.8 years

Options exercisable at end of period	27,822	$14.38	1.8 years	58,857	$14.38	2.8 years

At December 31, 2024, stock options granted under this plan had no intrinsic value and there were no remaining options available for grant under the Stock Option Plan. At December 31, 2024 all compensation cost and expense related to the Stock Option Plan had been recognized in prior periods.

2012 Equity Incentive Plan

The Company’s 2012 Equity Incentive Plan (the “EIP”), which was approved by the Company’s stockholders on May 23, 2012, authorizes the issuance of up to 180,000 shares of common stock pursuant to grants of restricted stock awards and up to 20,000 shares of common stock pursuant to grants of incentive stock options and non-qualified stock options, subject to permitted adjustments for certain corporate transactions. Employees and non-employee directors of Lake Shore Bancorp or its subsidiaries are eligible to receive awards under the EIP, except that non-employee directors may not be granted incentive stock options. The EIP expired on April 24, 2024 and grants of awards can no longer be made.

The Board of Directors granted restricted stock awards under the EIP during 2024 as follows:

Grant Date	Number of Restricted Stock Awards	Vesting	Fair Value per Share of Award on Grant Date	Awardees
April 23, 2024	19,730	100% on April 23, 2025	$10.69	Non-employee directors
April 23, 2024	32,522	25% per year for four years with first vesting on April 23, 2025	$10.69	Employees

The Board of Directors granted stock options under the EIP during the year ended December 31, 2024 as follows:

Grant Date	Number of Stock Option Awards	Vesting	Exercise Price	Awardees
April 23, 2024	9,306	20% per year for five years with first vesting on April 23, 2025	$10.69	Non-employee directors

A summary of the status of unvested restricted stock awards under the EIP for the years ended December 31, 2024 and 2023 is as follows:

	At December 31, 2024	Weighted Average Grant Price (per Share)	At December 31, 2023	Weighted Average Grant Price (per Share)
Unvested shares outstanding at beginning of year	18,118	$13.91	43,866	$15.02
Granted	52,252	10.69	8,282	12.91
Vested	(11,725)	13.58	(11,734)	15.39
Forfeited	(1,644)	11.50	(22,296)	14.93

Unvested shares outstanding at end of period	57,001	$11.10	18,118	$13.91

As of December 31, 2024, there were 121,346 shares of restricted stock vested or distributed to eligible participants under the EIP and the plan expired on April 24, 2024. Accordingly, there were no remaining shares available for grant. Compensation expense related to restricted stock awards under the EIP amounted to $242,000 and $17,000 for the years ended December 31, 2024 and 2023, respectively. At December 31, 2024, $358,000 of unrecognized compensation cost related to unvested restricted stock awards is expected to be recognized over a period of 24.2 months.

A summary of the status of stock options under the EIP for the years ended December 31, 2024 and 2023 is as follows:

	2024				2023
	Options	Exercise Price	Intrinsic Value	Remaining Contractual Life	Options	Exercise Price	Remaining Contractual Life
Outstanding at beginning of year	13,101	$14.38			20,000	$14.38
Granted	9,306	10.69			—	—
Exercised	—	—			—	—
Forfeited	(9,307)	14.38			—	—
Expired	—	—			(6,899)	$14.38

Outstanding at end of period	13,100	$11.76	$28,000	7.1 years	13,101	$14.38	2.8 years

Options exercisable at end of period	3,794	$14.38	$—	1.8 years	13,101	$14.38	2.8 years

	Options	Exercise Price	Fair Value	Remaining Contractual Life
Fair value of options granted	9,306	$10.69	$28,000	9.3 years

Compensation expense related to unvested stock options under the EIP amounted to $4,000 for the year ended December 31, 2024. There was no compensation expense related to stock option under the EIP for the year ended December 31, 2023. At December 31, 2024, $24,000 of unrecognized compensation cost related to unvested stock options is expected to be recognized over a period of 4.3 years. During April 2024, the Company granted all remaining options available under the EIP. The EIP expired on April 24, 2024 and no additional options were available for grant nor issued after this date.

Employee Stock Ownership Plan (“ESOP”)

The Company established the ESOP for the benefit of eligible employees of the Company and Bank. All Company and Bank employees meeting certain age and service requirements are eligible to participate in the ESOP. Participants’ benefits become fully vested after five years of service once the employee is eligible to participate in the ESOP. The Company utilized $2.6 million of the proceeds of its 2006 stock offering to extend a loan to the ESOP and the ESOP used such proceeds to purchase 238,050 shares of stock on the open market at an average price of $10.70 per share, plus commission expenses. As a result of the purchase of shares by the ESOP, total stockholders’ equity of the Company was reduced by $2.6 million. As of December 31, 2024, the balance of the loan to the ESOP was $1.2 million and the fair value of unallocated shares was $1.3 million. As of December 31, 2024, there were 66,117 allocated shares and 95,219 unallocated shares compared to 74,895 allocated shares and 103,153 unallocated shares at December 31, 2023. The ESOP compensation expense was $99,000 for the year ended December 31, 2024 and $86,000 for the year ended December 31, 2023 based on 7,935 shares earned in each of those years.

Note 13 - Fair Value of Financial Instruments

Management uses its best judgment in estimating the fair value of the Company’s financial instruments. However, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in a sale transaction on the dates indicated. The estimated fair value amounts have been measured as of December 31, 2024 and 2023 and have not been re-evaluated or updated for purposes of these consolidated financial statements subsequent to those respective dates. The estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported here.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation methods used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities measurements (Level 1) and the lowest priority to unobservable input measurements (Level 3). The three levels of the fair value hierarchy are as follows:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity can access at the measurement date.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly.

Level 3: Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

An asset’s or liability’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Asset and Liabilities Measured at Fair Value on a Recurring Basis

The Company’s consolidated statements of financial condition contain investment securities that are recorded at fair value on a recurring basis. For financial instruments measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used at December 31, 2024 and 2023 were as follows:

	Fair Value Measurements at December 31, 2024
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Other Unobservable Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)
	(Dollars in thousands)
Measured at fair value on a recurring basis:
Securities:
Debt Securities
U.S. government agencies	$1,851	$—	$1,851	$—
Municipal bonds	32,288	—	32,288	—
Mortgage-backed securities:
Collateralized mortgage obligations-private label	9	—	9	—
Collateralized mortgage obligations-government sponsored entities	8,942	—	8,942	—
Government National Mortgage Association	50	—	50	—
Federal National Mortgage Association	9,013	—	9,013	—
Federal Home Loan Mortgage Corporation	4,240	—	4,240	—
Asset-backed securities:
Private label	28	—	28	—
Government sponsored entities	1	—	1	—

Total Debt Securities	56,422	—	56,422	—
Equity securities	73	73	—	—

Total Securities	$56,495	$73	$56,422	$—

	Fair Value Measurements at December 31, 2023
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Other Unobservable Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)
	(Dollars in thousands)
Measured at fair value on a recurring basis:
Securities:
Debt Securities
U.S. government agencies	$1,874	$—	$1,874	$—
Municipal bonds	33,050	—	33,050	—
Mortgage-backed securities:
Collateralized mortgage obligations-private label	10	—	10	—
Collateralized mortgage obligations-government sponsored entities	10,400	—	10,400	—
Government National Mortgage Association	55	—	55	—
Federal National Mortgage Association	10,189	—	10,189	—
Federal Home Loan Mortgage Corporation	4,813	—	4,813	—
Asset-backed securities:
Private label	31	—	31	—
Government sponsored entities	2	—	2	—

Total Debt Securities	60,424	—	60,424	—
Equity securities	18	18	—	—

Total Securities	$60,442	$18	$60,424	$—

Level 2 inputs for assets or liabilities measured at fair value on a recurring basis might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment projections, credit risks, etc.), or inputs that are derived principally from or corroborated by market data by correlation or other means. The following is a description of valuation methodologies used for financial assets recorded at fair value on a recurring basis:

•

Investment securities - the fair values are determined by obtaining quoted market prices on nationally recognized securities exchanges (Level 1) or matrix pricing (Level 2), which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted market prices for the specific securities, but rather by relying on the securities’ relationship to other benchmark quoted prices. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution date, market consensus prepayment projections, credit information, and the security’ terms and conditions, among other things. Level 2 securities which are fixed income instruments that are not quoted on an exchange, but are traded in active markets, are valued using prices obtained from our custodian, who use third party data service providers.

In addition to disclosure of the fair value of assets on a recurring basis, GAAP requires disclosures for assets and liabilities measured at fair value on a non-recurring basis. The following is a description of the valuation methods used for assets measured at fair value on a non-recurring basis.

Collateral-Dependent Loans. Loans for which repayment is substantially expected to be provided through the operations or sale of collateral are considered collateral dependent. They are held at the lower of cost or fair value and are considered to be measured at fair value when recorded below cost. Collateral-dependent loans are valued based on the estimated fair value of the collateral, less estimated costs to sell at the measurement date, based on either a recent appraisal or discounted cash flows based on market conditions. Accordingly, collateral-dependent loans are classified within Level 3 of the fair value hierarchy. The Company had no collateral-dependent loans with a recorded allowance for credit losses as of December 31, 2024 and December 31, 2023.

Foreclosed Real Estate and Repossessed Assets. Foreclosed real estate and repossessed assets are held at the lower of cost or fair value and are considered to be measured at fair value when recorded below cost. The fair value of foreclosed real estate is calculated using independent appraisals, less estimated selling costs. Certain repossessed assets may require assumptions about factors that are not observable in an active market when determining fair value. Accordingly, foreclosed real estate and repossessed assets are classified within Level 3 of the fair value hierarchy. There was no foreclosed real estate at December 31, 2024 and $34,000 at December 31, 2023, which was included as a component of other assets on the consolidated statements of financial condition. The Company did not have repossessed assets at December 31, 2024 and December 31, 2023.

Mortgage Servicing Rights. Mortgage servicing rights do not trade in an active market with readily observable market data. As a result, the Company estimates the fair value of loan servicing rights by using a discounted cash flow model to calculate the present value of estimated future net servicing income. The key assumptions used in the model include the estimated life of loans sold with servicing retained and the estimated cost to service the loans. Loan servicing rights are classified as Level 3 measurements due to the use of unobservable inputs as well as management judgment and estimation. Mortgage servicing rights amounted to $177,000 and $191,000 at December 31, 2024 and December 31, 2023, respectively, and were included as a component of other assets on the consolidated balance sheets.

For assets measured at fair value on a non-recurring basis, the fair value measurements by level within the fair value hierarchy used at December 31, 2024 and 2023 were as follows:

	Fair Value Measurements
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Other Unobservable Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)
	(Dollars in thousands)
Measured at fair value on a non-recurring basis:
At December 31, 2024
Mortgage servicing rights	$177	$—	$—	$177
At December 31, 2023
Collateral-dependent loans	$1,369	$—	$—	$1,369
Foreclosed real estate	34	—	—	34
Mortgage servicing rights	191	—	—	191

The following table presents additional quantitative information about assets measured at fair value on a non-recurring basis and for which the Company has utilized Level 3 inputs to determine fair value:

	Quantitative Information about Level 3 Fair Value Measurements
(Dollars in thousands)	Fair Value Estimate	Valuation Technique	Unobservable Input	Range	Weighted Average
At December 31, 2024
Mortgage servicing rights	$177	Discounted Cash Flow Model (1)	Servicing Fees	0.25%	0.25%
			Servicing Costs	0.10%	0.10%
			Estimated Life of Loans	5.17 -6.17 years	5.67 years
At December 31, 2023
Collateral-dependent loans	$1,369	Appraisal of collateral (2)	Direct Disposal Costs (3)	8.00 - 10.00%	9.75%
Foreclosed real estate	34	Appraisal of collateral (2)	Direct Disposal Costs (3)	8.00%	8.00%
Mortgage servicing rights	191	Discounted Cash Flow Model (1)	Servicing Fees	0.25%	0.25%
			Servicing Costs	0.09%	0.09%
			Estimated Life of Loans	5.32 years	5.32 years

(1)	The fair value is based on a discounted cash flow model. The model’s key assumptions are the estimated life of loans sold with servicing retained and the estimated cost to service the loan.
(2)	Fair value is generally determined through independent third-party appraisals of the underlying collateral, which generally includes various Level 3 inputs which are not observable.
(3)

The fair value basis of foreclosed real estate may be adjusted to reflect management estimates of disposal costs including, but not necessarily limited to, real estate brokerage commissions, legal fees, and delinquent property taxes.

The carrying amount and estimated fair value, based on the exit price notion, of the Company’s financial instruments, whether carried at cost or fair value, are as follows:

	Fair Value Measurements at December 31, 2024
	Carrying	Estimated	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Other Unobservable Inputs
	Amount	Fair Value	(Level 1)	(Level 2)	(Level 3)
	(Dollars in thousands)
Financial assets:
Cash and cash equivalents	$33,131	$33,131	$33,131	$—	$—
Securities	56,495	56,495	73	56,422	—
Federal Home Loan Bank stock	1,157	1,157	—	1,157	—
Loans receivable, net	544,620	525,728	—	—	525,728
Accrued interest receivable	2,819	2,819	—	2,819	—
Bank-owned life insurance	29,340	29,340	—	29,340	—
Mortgage servicing rights	177	177	—	—	177
Financial liabilities:
Deposits	572,978	572,082	—	572,082	—
Long-term debt	10,250	10,199	—	10,199	—
Accrued interest payable	99	99	—	99	—

	Fair Value Measurements at December 31, 2023
	Carrying	Estimated	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Other Unobservable Inputs
	Amount	Fair Value	(Level 1)	(Level 2)	(Level 3)
	(Dollars in thousands)
Financial assets:
Cash and cash equivalents	$53,730	$53,730	$53,730	$—	$—
Securities	60,442	60,442	18	60,424	—
Federal Home Loan Bank stock	2,293	2,293	—	2,293	—
Loans receivable, net	555,828	530,735	—	—	530,735
Accrued interest receivable	2,835	2,835	—	2,835	—
Bank-owned life insurance	29,355	29,355	—	29,355	—
Mortgage servicing rights	191	191	—	—	191
Financial liabilities:
Deposits	590,924	589,243	—	589,243	—
Long-term debt	35,250	34,757	—	34,757	—
Accrued interest payable	829	829	—	829	—

Note 14 - Regulatory Capital Requirements

The Bank is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk-weightings, and other factors. The Company is exempt from consolidated capital requirements as those requirements do not apply to certain small savings and loan holding companies or bank holding companies with consolidated assets under $3 billion.

As a result of the Economic Growth, Regulatory Relief, and Consumer Act, the federal banking agencies have developed a minimum “Community Bank Leverage Ratio” (“CBLR”) for financial institutions with assets of less than $10 billion and limited amounts of off-balance-sheet exposures and trading assets and liabilities. A “qualifying community bank” may elect to utilize the CBLR in lieu of the general applicable risk-based capital requirements under Basel III. If the community bank’s capital levels exceed the CBLR, it will be deemed to be in compliance with all other capital and leverage requirements, including the capital requirements to be considered “well capitalized” under Basel III. The federal banking agencies may consider a financial institution’s risk profile when evaluating whether it qualifies as a community bank for purposes of the capital ratio requirement. The federal banking agencies set the minimum CBLR at 9.00%. The Bank elected to be subject to the CBLR when it became effective on January 1, 2020.

As of December 31, 2024 and 2023, the Bank was considered a “qualifying community bank” and its CBLR was 13.83% and 12.68%, respectively, therefore it was deemed to be in compliance with all other capital and leverage requirements, including the capital requirements to be considered “well capitalized” under Prompt Corrective Action statutes.

Following is a reconciliation of the Bank’s GAAP capital to regulatory Tier 1 and CET 1 capital for December 31, 2024 and 2023:

	December 31,
	2024	2023
	(Dollars in thousands)
GAAP (Equity) Capital:	$87,280	$82,487
Plus:
Unrealized losses on available-for-sale debt securities, net of tax	9,964	9,385

Tier 1 Capital and CET 1 Capital	$97,244	$91,872

In order to be considered “well-capitalized” by the OCC, a savings bank must maintain a Tier 1 Leverage capital ratio of 5% and a Total Risk-Based capital ratio of 10%. At December 31, 2024, the Bank’s Tier 1 Leverage capital ratio was 13.83% and its Total Risk-Based capital ratio was 18.79% and accordingly the Bank was considered to be well-capitalized.

Note 15 – Earnings per Share

Earnings per share was calculated for the years ended December 31, 2024 and 2023, respectively. Basic earnings per share is based upon the weighted average number of common shares outstanding, exclusive of unearned shares held by the Employee Stock Ownership Plan of Lake Shore Bancorp, Inc. (the “ESOP”). Unvested shares of restricted stock which have voting rights and are eligible to receive dividends are included in the calculation of the weighted average number of common shares outstanding. Diluted earnings per share is based upon the weighted average number of common shares outstanding and common share equivalents that would arise from the exercise of dilutive securities. Stock options are regarded as potential common stock and are considered in the diluted earnings per share calculations to the extent they would be dilutive and computed using the treasury stock method.

The calculated basic and diluted earnings per share are as follows:

	Years Ended December 31,
	2024	2023
Numerator – net income	$4,931,000	$4,820,000

Denominator:
Basic weighted average shares outstanding	5,621,824	5,855,505
Increase in weighted average shares outstanding due to:
Stock options(1)	—	—

Diluted weighted average shares outstanding(1)	5,621,824	5,855,505

Earnings per share:
Basic	$0.88	$0.82
Diluted	$0.88	$0.82

(1)

Weighted average stock options to purchase 34,740 shares under the Company’s 2006 Stock Option Plan and 17,562 shares under the EIP at $14.38 and $10.69, respectively, were outstanding during the year ended December 31, 2024. Weighted average stock options to purchase 58,857 shares under the Company’s 2006 Stock Option Plan and 13,101 shares under the EIP at $14.38 were outstanding during the year ended December 31, 2023. For both periods presented, these options were not included in the calculation of diluted earnings per share because to do so would have been anti-dilutive.

Note 16 – Commitments to Extend Credit

The Company has commitments to extend credit with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition.

The Company’s exposure to credit loss is represented by the contractual amount of these commitments. There was a $316,000 and $487,000 allowance for credit losses associated with these commitments at December 31, 2024 and December 31, 2023, respectively.

The following commitments to extend credit were outstanding as of the dates specified:

	Contract Amount
	December 31, 2024	December 31, 2023
	(Dollars in thousands)
Commitments to grant loans	$3,098	$21,045
Unfunded commitments to fund loans and lines of credit	96,711	75,721
Commercial and Standby letters of credit	765	1,212

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses. The commitments for lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Company, is based on management’s credit evaluation of the customer.

Note 17 – Parent Company Only Financial Information

The following condensed financial statements summarize the financial position and results of operations and cash flows of the parent savings and loan holding company, Lake Shore Bancorp, Inc., as of December 31, 2024 and 2023 and for the years ended December 31, 2024 and 2023.

Statements of Financial Condition

	December 31,
	2024	2023
	(Dollars in thousands)
Assets
Cash and due from banks	$906	$2,272
Investment in subsidiary	87,281	82,487
ESOP loan receivable	1,224	1,294
Other assets	607	337

Total assets	$90,018	$86,390

Liabilities and Stockholders’ Equity
Other liabilities	150	117
Total stockholders’ equity	89,868	86,273

Total liabilities and stockholders’ equity	$90,018	$86,390

Statements of Income

	For the Years Ended
	December 31,
	2024	2023
	(Dollars in thousands)
Interest Income	$98	$183
Other	6	7

Total Income	104	190
Non-interest Expenses	489	577

Loss before income taxes and equity in undistributed net income of subsidiary	(385)	(387)
Income tax benefit	(99)	(81)

Loss before undistributed net income of subsidiary	(286)	(306)
Equity in undistributed net income of subsidiary	5,217	5,126

Net Income	$4,931	$4,820

Statements of Cash Flows

	For the Years Ended
	December 31,
	2024	2023
	(Dollars in thousands)
Cash Flows from Operating Activities:
Net income	$4,931	$4,820
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
ESOP shares committed to be released	99	86
Stock based compensation expense	246	17
(Increase) decrease in other assets	(426)	297
Increase in other liabilities	33	87
Equity in undistributed earnings of subsidiary	(5,217)	(5,126)

Net Cash (Used in) Provided by Operating Activities	(334)	181

Cash Flows from Investing Activities:
Payments received on ESOP loan	70	65

Net Cash Provided by Investing Activities	70	65

Cash Flows from Financing Activities:
Purchase of treasury stock	(20)	(58)
Cash dividends paid	(1,082)	—

Net Cash Used in Financing Activities	(1,102)	(58)

Net (Decrease) Increase in Cash and Cash Equivalents	(1,366)	188
Cash and Cash Equivalents - Beginning	2,272	2,084

Cash and Cash Equivalents - Ending	$906	$2,272

Note 18 – Treasury Stock

During the year ended December 31, 2024, the Company did not repurchase any shares of common stock under the existing stock repurchase program. As of December 31, 2024, there were 30,626 shares remaining to be repurchased under the existing stock repurchase program. During the year ended December 31, 2024, the Company transferred 52,252 shares of common stock out of treasury stock reserved for the 2012 Equity Incentive Plan, at an average cost of $9.39 per share, to fund awards that had been granted under the plan. During the year ended December 31, 2024, there were 1,644 shares transferred back into treasury stock reserved for the 2012 Equity Incentive Plan, at an average cost of $9.39 per share due to forfeitures. The Company repurchased 1,670 shares upon the vesting of shares under the 2012 Equity Incentive Plan for the purpose of remitting payroll taxes on behalf of awardees who were employees, at an average cost of $11.82 per share, during the year ended December 31, 2024.

During the year ended December 31, 2023, the Company did not repurchase any shares of common stock under the existing stock repurchase program. As of December 31, 2023, there were 30,626 shares remaining to be repurchased under the existing stock repurchase program. During the year ended December 31, 2023, the Company transferred 8,282 shares of common stock out of treasury stock reserved for the 2012 Equity Incentive Plan, at an average cost of $9.39 per share, to fund awards that had been granted under the plan. During the year ended December 31, 2023, there were 22,296 shares transferred back into treasury stock reserved for the 2012 Equity Incentive Plan, at an average cost of $9.39 per share due to forfeitures. The Company repurchased 4,923 shares upon the vesting of shares under the 2012 Equity Incentive Plan for the purpose of remitting payroll taxes on behalf of awardees who were employees, at an average cost of $11.60 per share, during the year ended December 31, 2023.

Note 19 – Other Comprehensive (Loss) Income

In addition to presenting the consolidated statements of comprehensive (loss) income herein, the following table shows the tax effects allocated to the Company’s single component of other comprehensive (loss) income for the periods presented:

	For the Year Ended December 31, 2024			For the Year Ended December 31, 2023
	Pre-Tax Amount	Tax Benefit	Net of Tax Amount	Pre-Tax Amount	Tax (Expense) Benefit	Net of Tax Amount
	(Dollars in thousands)
Net unrealized (losses) gains on securities available for sale:
Net unrealized (losses) gains arising during the period	$(726)	$152	$(574)	$1,146	$(241)	$905
Less: reclassification adjustment related to:
Loss on sale of securities included in net income	—	—	—	59	(12)	47
Recovery on previously impaired investment securities included in net income	(6)	1	(5)	(7)	2	(5)

Total Other Comprehensive (Loss) Income	$(732)	$153	$(579)	$1,198	$(251)	$947

The following table presents the amounts reclassified out of the single component of the Company’s accumulated other comprehensive loss for the indicated periods:

Details about Accumulated Other Comprehensive Loss Components	Amounts Reclassified from Accumulated Other Comprehensive Loss for the years ended December 31,		Affected Line Item on the Consolidated Statements of Income
	2024	2023
	(Dollars in thousands)
Net unrealized (losses) gains on securities available for sale:
Loss on sale of securities included in net income	$—	$59	Loss on sale of securities available for sale
Recovery on previously impaired investment securities	(6)	(7)	Recovery on previously impaired investment securities
Provision for income tax expense (benefit)	1	(10)	Income tax expense

Total reclassification for the period	$(5)	$42	(Increase to) Reduction of Net Income

Note 20 – Revenue Recognition

The Company’s non-interest revenue streams primarily result from services it provides to its deposit customers. When a customer makes a deposit, the Company records a liability because the Company has an obligation to deliver funds to its customer on demand. A contract between the Company and a deposit account customer is typically documented in writing and is often terminable at will by the customer alone or by both the customer and the Company without penalty. The term of a deposit contract between a customer and the Company will likely be day-to-day or minute-to-minute, and the termination clause is likely similar to a renewal right where each day or minute represents the renewal of the contract. The Company generally fully satisfies its performance obligations on its contracts with customers as services are rendered and the transaction prices are typically fixed; charged either on a periodic basis or based on activity.

Debit Card Fees

Debit card fees are primarily comprised of interchange fees earned whenever the Company’s debit cards are used to purchase goods or services from a merchant via a card payment network, such as MasterCard. Interchange fees from cardholder transactions represent a percentage of the underlying transaction value. The Company’s performance obligations for interchange income are largely satisfied and related revenue recognized, when the services are rendered or upon completion. Payment is typically immediately.

Service Charges on Deposit Accounts

Service charges and fees on deposit accounts consist of transaction-based fees, account maintenance fees, and overdraft service fees for various retail and business deposit customers. Transaction-based fees, such as stop payment charges, are recognized at the time the Company fulfills the customer’s request. Account maintenance fees, which relate primarily to monthly maintenance, are earned over the course of a month, representing the period over which the Company satisfies the performance obligation. Overdraft fees are recognized at the point in time that the overdraft occurs. Service charges on deposits are withdrawn directly from the customer’s account balance.

Fees and Other Service Charges

Fees and other service charges are primarily comprised of ATM fees, merchant services income, and other service charges. ATM fees are comprised of fees earned whenever a Company’s ATM or debit card is used at a out-of-network ATM or a non-Company cardholder uses a Company ATM. ATM fees represent a fixed fee for the convenience to cardholders for accessibility of funds. Merchant services income mainly represents fees charged to merchants serviced by a third party vendor under contract with the Company for debit or credit card processing and represents a percentage of the underlying transaction value. Other service charges include revenue from services provided to our retail or business customers which may include fees for wire transfer processing, bill pay services, cashier’s checks and other services. The Company’s performance obligation for fees and other service charges are largely satisfied and related revenue recognized, when the services are rendered or upon completion. Payment is typically immediately or in the following month.

Other

Other non-interest income consists of safe deposit rental fees. Safe deposit box rental fees are charged to the customer on an annual basis and recognized upon receipt of payment. The Company determined that since rentals and renewals occur fairly consistently over time, revenue is recognized on a basis consistent with the duration of the performance obligation.

Contract Balances

The Company’s non-interest revenue streams are largely based on transactional activity. Consideration is often received immediately or shortly after the Company satisfies its performance obligation and revenue is recognized. The Company does not typically enter into long-term revenue contracts with customers and therefore does not experience significant contract balances. As of December 31, 2024 and 2023, the Company did not have any significant contract balances.

The following presents non-interest income, segregated by revenue streams in-scope and out-of-scope of Topic 606, for the years ended December 31, 2024 and 2023:

	For the years ended December 31,
	2024	2023
	(Dollars in thousands)
Non-Interest Income
In-Scope of Topic 606:
Debit card fees	$816	$846
Service charges on deposit accounts	722	709
Fees and other service charges	126	127
Other	31	34

Non-interest Income (in-scope of Topic 606)	1,695	1,716
Non-interest Income (out of scope of Topic 606)	1,609	919

Total Non-Interest Income	$3,304	$2,635

Note 21 – Subsequent Events

On January 27, 2025, the Board of Directors of Lake Shore Bancorp, Inc. declared a cash dividend of $0.18 per share on its outstanding common stock. The dividend was paid on February 14, 2025 to stockholders of record as of February 10, 2025. The Company received the written approval from the Federal Reserve Bank of Philadelphia on January 9, 2025 to pay the cash dividend of $0.18 per share to its stockholders. Lake Shore, MHC waived its right to the dividend.

On January 27, 2025, the Board of Directors of Lake Shore, MHC, the parent mutual holding company of Lake Shore Bancorp, Inc., adopted a Plan of Conversion and Reorganization (“the Plan”) pursuant to which Lake Shore, MHC will undertake a “second-step” conversion and Lake Shore Savings Bank, the wholly-owned subsidiary of Lake Shore Bancorp, will reorganize from the two-tier mutual holding company structure to the fully-public stock holding company structure. Following the conversion and reorganization, Lake Shore, MHC will cease to exist and a newly-chartered stock holding company (the “New Bank Holding Company”) will succeed to Lake Shore Bancorp as the stock holding company of Lake Shore Savings Bank. In connection with the second step conversion, Lake Shore Savings Bank is seeking regulatory approval to convert its charter to a New York-chartered commercial bank. Lake Shore, MHC currently owns approximately 63.4% of the outstanding shares of common stock of Lake Shore Bancorp. The proposed transaction is expected to be completed in the third quarter of 2025, subject to regulatory approval, approval by the members of Lake Shore, MHC (i.e., depositors of the Bank), and approval by the stockholders of the Company, including by a separate vote of approval by the Company’s minority stockholders.

On February 4, 2025, the stockholders of Lake Shore Bancorp, Inc. approved the Company’s 2025 Equity Incentive Plan which provides for the grant of stock-based awards to officers, employees, and directors of the Company and Lake Shore Savings Bank.

On March 11, 2025, the Company suspended the payment of dividends pending the completion of the second-step conversion.

Your vote matters - here’s how to vote!
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Go to www.envisionreports.com/LSBK-SPC or scan the QR code — login details are located in the shaded bar below.

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Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada

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Using a black ink pen, mark your votes with an X as shown in this example.
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IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

A	Proposals - The Board of Directors recommends a vote FOR Proposals 1 - 5.

	For	Against	Abstain		For	Against	Abstain

1. Approve an amended and restated plan of conversion and reorganization, whereby Lake Shore, MHC and Lake Shore Federal Bancorp will convert and reorganize from the mutual holding company structure to the stock holding company structure, as more fully described in the attached proxy statement.

	☐	☐	☐

2. Approve the adjournment of the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve the plan of conversion and reorganization.

					☐	☐	☐
	For	Against	Abstain		For	Against	Abstain

3. Approve a provision in the articles of incorporation of Lake Shore Bancorp, Inc., a Maryland Corporation (“Lake Shore Bancorp”) requiring a super-majority vote of stockholders to approve certain amendments to Lake Shore Bancorp’s articles of incorporation.

	☐	☐	☐	4. Approve a provision in Lake Shore Bancorp’s articles of incorporation requiring a super-majority vote of stockholders to approve stockholder-proposed amendments to Lake Shore Bancorp’s bylaws.	☐	☐	☐
	For	Against	Abstain
5. Approve a provision in Lake Shore Bancorp’s articles of incorporation to limit the voting rights of shares beneficially owned in excess of 10% of Lake Shore Bancorp’s outstanding voting stock.	☐	☐	☐

B	Authorized Signatures - This section must be completed for your vote to count. Please date and sign below.

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

1 PCF

045PGC

2025 Special Meeting Admission Ticket

2025 Special Meeting of Lake Shore Bancorp, Inc. Stockholders

July 1, 2025, 8:30 A.M. local time

Lake Shore Savings Bank, 31 E. Fourth Street,

Dunkirk, NY 14048

Upon arrival, please present this admission ticket and photo identification at the registration desk.

Important notice regarding the Internet availability of proxy materials for the Special Meeting of Stockholders.

The material is available at: www.envisionreports.com/LSBK-SPC

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IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

Proxy - Lake Shore Bancorp, Inc.

Notice of 2025 Special Meeting of Stockholders

Proxy Solicited by Board of Directors for Special Meeting — July 1, 2025

The undersigned stockholder of Lake Shore Bancorp, Inc. (“Lake Shore Federal Bancorp”) hereby appoints the Board of Directors, and each of them, with full powers of substitution, to represent and to vote as proxy, as designated, all shares of common stock of Lake Shore Federal Bancorp held of record by the undersigned on May 5, 2025, at the Special Meeting of Stockholders (the “Special Meeting”) to be held at 8:30 a.m., Eastern Time, on July 1, 2025, or at any adjournment or postponement thereof, upon the matters described in the Notice of the Special Meeting of Stockholders and Proxy Statement/Prospectus, dated May 14, 2025 and upon such other matters as may properly come before the Special Meeting. The undersigned hereby revokes all prior proxies.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned stockholder. If no direction is given, this Proxy will be voted FOR proposals 1 through 5.

The undersigned hereby acknowledges receipt of the Notice of Special Meeting of Stockholders for the Special Meeting and Proxy Statement/Prospectus dated May 14, 2025.

Should the undersigned be present and elect to vote at the Special Meeting or at any adjournment thereof and after notification to the Secretary of Lake Shore Federal Bancorp at the Special Meeting of the stockholder’s decision to terminate this proxy, then the power of said attorneys and proxies shall be deemed terminated and of no further force and effect. This proxy may also be revoked by sending written notice to the Secretary of Lake Shore Federal Bancorp at the address set forth on the Notice of Special Meeting of Stockholders, or by the filing of a later dated proxy prior to a vote being taken on a particular proposal at the Special Meeting.

(Items to be voted appear on reverse side)

C	Non-Voting Items

Change of Address — Please print new address below.	Comments — Please print your comments below.	Meeting Attendance
		Mark box to the right if	☐
you plan to attend the
Special Meeting.